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051244

Follow-Up Materials

02069094

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

PROCESSED
JAN 22 2003
THOMSON FINANCIAL

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: IFC

COMPANY NAME: Int'l Finance Corporation

COMPANY ADDRESS:

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-5 FISCAL YEAR: 6-30-02

(03/94)

2002 ANNUAL REPORT

83-5

AR/S
6-30-02



INVESTING IN A SUSTAINABLE PRIVATE SECTOR

INTERNATIONAL FINANCE CORPORATION
WORLD BANK GROUP
IFC

INTERNATIONAL FINANCE CORPORATION

Since its founding in 1956, IFC has committed more than $34 billion of its own funds and has arranged $21 billion in syndications for 2,825 companies in 140 developing countries. IFC coordinates its activities with the other institutions in the World Bank Group—the International Bank for Reconstruction and Development, the International Development Association, and the Multilateral Investment Guarantee Agency—but is legally and financially independent. Its 175 member countries provide its share capital and collectively determine its policies.

The IFC Annual Report on the Web: www.ifc.org/ar2002 provides for easy navigation and downloading data related to IFC investment and portfolio projects.

Cover: IFC finances a wide range of private sector projects in developing countries. Cover includes project-related images from IFC 2002 photo contest winners Matthew Morrison and staff of Sundaram Home Finance and Hospital ABC; other photos by Richard Lord and Mark Fallander.

Note: Management's discussion and analysis, the audited financial statements, complete sustainability review, and IFC's fiscal year 2002 investment portfolio appear in Volume 2 of the annual report.

The Corporation defines a commitment to include (1) signed loan and equity (including quasi-equity) investment agreements; (2) signed guarantee agreements; and (3) risk management facilities that are considered ready for execution as evidenced by a signed ISDA agreement or a signed risk management facility agreement with a client.

Currency is given in U.S. dollars throughout unless otherwise specified.

2002 ANNUAL REPORT

INVESTING IN A SUSTAINABLE PRIVATE SECTOR

INTERNATIONAL FINANCE CORPORATION

WORLD BANK GROUP

FINANCIAL HIGHLIGHTS

OPERATIONAL RESULTS SUMMARY, FY 2002

New projects committed	204
Total financing committed	$ 3.6 billion
Financing committed for IFC's own account	$ 3.1 billion
New projects approved	223
Total financing approved	$ 5.8 billion
Financing approved for IFC's own account	$ 4.0 billion
Total committed loan & equity portfolio*	$ 15.1 billion
Equity as a % of committed portfolio	23%
Loans as a % of committed portfolio	71%
Guarantees as a % of committed portfolio	5%
Risk management products as a % of committed portfolio	1%

* Includes off-balance-sheet products, such as guarantees and risk management products; for IFC's own account as of June 30, 2002.

RESOURCES AND INCOME, FY 2002

Operating income	$ 161 million
Paid-in capital	$ 2.4 billion
Retained earnings	$ 3.9 billion
Borrowing for the fiscal year	$ 4.0 billion

SUSTAINABILITY AND IFC, FY 2002

Committed projects with high sustainability impacts*	47%

* On a pilot basis, IFC identifies, tracks, and assesses new investment commitments that have positive high impact in corporate governance, economic, environment and social dimensions. More details on IFC's approach can be found in the Sustainability Review beginning on page 65 and in Volume 2 of this annual report.

WHAT

COMMITMENTS BY SECTOR, FY02*	$ millions	%
Financial**	1,236	34.2
Transportation, warehousing, and utilities	621	17.2
Information	310	8.6
Construction and real estate	289	8.0
Nonmetallic mineral product manufacturing	227	6.3
Food and beverages	190	5.2
Wholesale and retail trade	129	3.6
Oil, gas, mining and chemicals	117	3.2
Industrial and consumer products	112	3.1
Agriculture and forestry	75	2.1
Pulp and paper	73	2.0
Health care and education	60	1.7
Primary metals	46	1.3
Textiles, apparel, and leather	43	1.2
Accommodation and tourism services	39	1.1
Professional, scientific, and technical service	25	0.7
Plastics and rubber	18	0.5
TOTAL COMMITMENTS	**$3,610**	

* All commitment data include guarantees and risk management
** Includes finance, insurance, and collective investment vehicles

INVESTMENT PORTFOLIO BY REGION (for IFC's account)



As of June 30, 2002

REGION	$ millions
Sub-Saharan Africa	1,561
East Asia and the Pacific	2,513
South Asia	1,792
Europe and Central Asia	2,721
Latin America and the Caribbean	5,584
Middle East and North Africa	815
Global	63
TOTAL	**$ 15,049**

WHERE



COMMITMENTS BY REGION, FY02	$ millions
Sub-Saharan Africa	252
East Asia and the Pacific	740
South Asia	267
Europe and Central Asia	739
Latin America and the Caribbean	1,474
Middle East and North Africa	137
Global	2

HOW



COMMITMENTS BY PRODUCT, FY02	$ millions
Loans	1,982
Equity & quasi-equity	776
Guarantees	281
Risk management products	54
Loan syndications	518

WHY

IFC strategy emphasizes sectors targeted for their high potential for sustained development impact.



1500
1200
900
600
300
0
Millions of U.S. Dollars
FY02 Commitments

COMMITMENTS BY STRATEGY*, FY02

- Financial (34%)
- Infrastructure** (17%)
- Info. and communication technologies (9%)
- Health and education (2%)
- Small and medium enterprises ‡ (15%)

* Data in this chart refer to transactions signed for IFC's own account and syndications. Data for IFC's own account only are different.
** Not including information and communications
‡ SME investments are derived from all industry sectors

Financial consists of finance and insurance, and funds.
Infrastructure consists of utilities and transportation.
Social sectors consists of health and education.

LETTER TO THE BOARD OF GOVERNORS

The Board of Directors of the International Finance Corporation has had this annual report prepared in accordance with the Corporation's by-laws. James D. Wolfensohn, president of IFC and chairman of the Board of Directors, has submitted this report with the accompanying audited financial statements to the Board of Governors.

The Directors are pleased to report that for the fiscal year ended June 30, 2002, IFC expanded its sustainable development impact through private sector project financing operations and advisory activities.

DIRECTORS*	ALTERNATES*
Abdul Aziz Mohd. Yaacob	Nguyen Doan Hung
Girmai Abraham	Richard H. Kaijuka
Mahdy Ismail Aljazzaf	Mohamed Kamel Amr
Yahya Abdullah M. Alyahya	Abdulrahman M. Almofadhi
Carole Brookins	Robert B. Holland III
Eckhard Deutscher	Eckhardt Biskup
Pierre Duquesne	Emmanuel Moulin
Yuzo Harada	Masanori Yoshida
Neil F. Hyden	Dong-Soo Chin
Finn Jønck	Inkeri Hirvensalo
Terrie O'Leary	Sharon Weber
Franco Passacantando	Helena Cordeiro
Philippe M. Peeters	Emin Dedeoglu
Moises Pineda	Jose H. Machillanda
Jaime Ruiz	Luis Antonio Balduino
Ahmed Sadoudi	Inaamul Haque
Tom Scholar	Rosemary B. Stevenson
Balmiki Prasad Singh	Akbar Ali Khan
Mario Soto-Platero	Roberto García-Lopez
Pieter Stek	Tamara Solyanyk
Bassary Toure	Paulo F. Gomes
Pietro Veglio	Jerzy Hylewski
Zhu Guangyao	Chen Huan
(vacant)	Eugene Miagkov

* As of June 30, 2002

BRETON LITTLEHALES



FROM LEFT TO RIGHT: (Standing) Tom Scholar, Luis Antonio Balduino*, Neil Francis Hyden, Mohamed K. Amr*, Pieter Stek, Pierre Duquesne, Eckhardt Biskup*, Pietro Veglio, Finn Jønck, Mario Soto-Platero, Girmai Abraham, Yuzo Harada, Abdul Aziz Mohd. Yaacob, Bassary Toure, Emin Dedeoglu* (Seated) Zhu Guangyao, Yahya A.M. Alyahya, Carole Brookins, Balmiki Prasad Singh, Sharon Weber*, Helena Cordeiro*, Ahmed Sadoudi

*Alternate director; some directors or alternates were not available for this photograph.

BOARD OF DIRECTORS
PERSPECTIVE AND OVERSIGHT FOR IFC

Representing the 175 member countries that make up IFC's shareholders, the Board of Directors guides IFC's programs and activities. This year the Board approved numerous IFC investments and maintained close oversight of the development and implementation of IFC strategy. As part of the strategic planning process, the Board engaged in discussion of IFC's strategic directions, a framework that shapes future activities of the Corporation.

During FY02 the Board addressed the importance of harmonizing sector strategies within the Bank Group through a review and discussion of the World Bank Group private sector development strategy and a sector strategy framework on information, communications, and technology. The Board also reviewed country-specific operations this year and discussed a number of joint Bank-IFC country assistance strategies and related products.

Board members lent their support to IFC's focus on frontier markets, high-impact sectors, and small and medium enterprises. They welcomed an increased emphasis on profitability but stressed the importance of maintaining IFC's development focus. The Board also discussed how the global economy, capital flows, and country-specific situations were affecting demand for IFC's services and how IFC could best meet the urgent needs for investment and advisory services. They provided direction on how IFC policies could best enhance the development impact of the World Bank Group as a whole.

In keeping with its oversight responsibility, the Board considered the annual review on operations evaluation and the IFC management response. Board members underlined the importance of IFC–World Bank collaboration to improve the investment climates of developing countries, putting an emphasis on the value of coordination between IFC and MIGA. The Board conveyed satisfaction with the constructive dialogue between IFC management and the Operations Evaluation Group.

With respect to the IFC annual portfolio performance review, the directors expressed confidence that IFC had adequate capacity for normal operating conditions and that its financial ratios were within policy limits despite the global economic slowdown. At the same time, they emphasized that IFC should continue to adapt its activities to changing world economic conditions.

IFC Governance

The International Finance Corporation's member countries, through a Board of Governors and a Board of Directors, guide IFC's programs and activities. Each country appoints one governor and one alternate. IFC corporate powers are vested in the Board of Governors, which delegates most of its powers to a board of 24 directors. Their voting power on issues brought before them is weighted according to the share capital each director represents.

The directors meet regularly at World Bank Group headquarters in Washington, D.C., where they review and decide on investment projects and oversee general management policies. Directors also serve on one or more of five standing committees, which help the Board discharge its oversight responsibilities through in-depth examinations of policies and procedures.

The Audit Committee advises the Board on financial management and other governance issues to facilitate Board decisions on matters relating to financial policy and control. The Budget Committee considers certain aspects of business processes, administrative policies, standards, and budget issues that have a significant impact on the cost-effectiveness of Bank Group operations.

The Committee on Development Effectiveness advises the Board on selected issues concerning operations evaluation and development effectiveness with a view to monitoring progress toward the Bank's mission of poverty reduction. The Personnel Committee advises the Board on compensation and other significant personnel policies. Directors also serve on the Committee on Directors' Administrative Matters.

James D. Wolfensohn is president of each World Bank Group institution—IFC, the International Bank for Reconstruction and Development (IBRD, or the World Bank), the International Development Association (IDA), and the Multilateral Investment Guarantee Agency (MIGA). Mr. Wolfensohn also serves as chairman of the Board. Peter Woicke oversees the day-to-day operations of IFC. He assumed the position of executive vice president of IFC in 1999 and is also a managing director of the World Bank. In the latter role he is charged with the Bank's private sector operations and with formulation of a coordinated private sector development strategy for the World Bank Group.

MESSAGE FROM
THE EXECUTIVE VICE PRESIDENT

Difficult times require unconventional thinking and some degree of optimism. At IFC, we drew on both to weather one of the toughest years in the Corporation's history and emerge in a strong position.

The 2002 fiscal year began with economic uncertainty in many parts of the world. The scale and magnitude of the events of September 11 affected our business but also had a profound personal impact on each of us. With these events still fresh in our minds, we watched an unfolding economic and political drama in Argentina that had implications for IFC's financial performance and for other developing countries.

Conventional wisdom might have suggested retrenching and dramatically cutting resources beyond those dedicated to our traditional investment activities. Instead, we quickly absorbed lessons from the rapidly changing situation in emerging markets and made the necessary adjustments in our approach to global and regional finance, social and environmental matters, small and medium enterprise development, technical assistance, and advisory services to better serve clients and create new business opportunities. In short, we brought to bear all the necessary ingredients for promoting sustainable development in emerging markets, even in these challenging times, and we are moving decisively to make them work more effectively and profitably.

At the close of this difficult year, I am even more optimistic that IFC's sights are fixed squarely on achieving our primary objective: reducing poverty and improving lives through sustainable private sector development.

It was not always easy to see the bright side. By mid-year, the global economic uncertainty and especially our exposure to Argentina left IFC vulnerable to its first-ever annual loss. Despite substantial new provisioning, we were able to show a $161 million operating profit for the year, thanks to the hard work of our staff, including the effective performance of our treasury team.

We were also able to generate high-quality new business at a faster pace than in the past. We committed $3.1 billion in financing to 204 projects for IFC's own account, a 14 percent increase over the previous year. Consistent with our strategy, about two-thirds of our new investments were in financial markets, infrastructure, information technology, and health and education. Lending to small and medium enterprises directly and through intermediaries amounted to about $540 million, or 17 percent of new financing for IFC's account.

COMMITMENT TO ARGENTINA

As our fiscal year was closing, we committed our first new financing in Argentina since the onset of its crisis—a loan to a major agricultural exporter,



President James D. Wolfensohn (left) and Executive Vice President Peter Woicke.

Aceitera General Deheza. While the difficult circumstances in Argentina loomed large over our operations there, we have chosen to support good clients who have adhered to the highest business standards. Our experience during the past decade in Argentina defies the newly popular notion that foreign investment and private enterprises cannot play a significant role in improving lives in developing countries.

When markets reform, as Argentina's did a decade ago, the role of IFC is to support companies that can benefit from the change and contribute positively to the economies of developing member countries. Under the right circumstances, our investments can contribute to growth and stability in those markets. Policy changes in Argentina during the 1990s offered private companies in the infrastructure sector opportunities to provide more and better services to a large part of the population. Many of our clients delivered on that opportunity. I continue to be proud of their role in Argentina's development.

But effective performance by some private sector companies cannot guarantee sustainable development. For that there needs to be a strong commitment to supporting markets and a public sector environment that complements them through discipline and good governance. No private company in Argentina could be immune to the fallout from a fiscal crisis that led to devaluation and suspension of payments on government debt. Hence, IFC must continue working with our clients to help them through these trying times. Even during a crisis, our long-term commitment and ability to invest in markets where private capital has become scarce can help restore confidence if there is a genuine government commitment to good policies. As always, we will be a long-term partner, seeking additional transactions at the appropriate time.

TURNING LESSONS INTO ACTION

We learned new lessons from Argentina regarding the vulnerability of developing economies. That crisis has merely highlighted the broader challenges before IFC and the World Bank Group in promoting private sector development. We are finding that sponsors are becoming more reluctant to take big risks and invest the capital in developing countries that is essential for economic development to have a broad positive impact. So IFC must respond quickly through greater innovation, enhance the sustainability of our projects by bringing into play the full range of our expertise in our transactions, and coordinate more effectively with the World Bank Group. And our organizational structure must support those efforts.

Argentina's woes laid before us more clearly than ever the very complex challenge development institutions face on a global scale: We must find new ways to attack the underlying weaknesses of developing economies so that we will spend less time responding to crises and more time building a sustainable private sector.

INNOVATION

For starters, IFC must innovate and focus more on client service. How we structure transactions is important. This year we provided clients with more local currency financing for their projects to reduce foreign exchange risk. We expect that local currency transactions will become an integral part of our product line for more large markets in the near future.

We must also draw upon a wider range of our capabilities to ensure more effective development outcomes of our projects. In instances where we listened more closely to clients, worked in teams, bundled our diverse capabilities, and then executed transactions more rapidly, our service to clients was excellent. We must ensure that we can provide this type of service to clients more often.

SUSTAINABILITY

Sustainability, which became a more important strategic priority over the past year, highlights and expands our ability to provide clients with expertise in environmental, social, technical, and other areas. Our commitment to sustainable development is critical to our ability to differentiate ourselves from other financial institutions and provide clients with high-value services that enable them to face the global challenges. Indeed, sustainability will be a driver of IFC's future business success and profitability.

This focus on sustainability is also vital to IFC as a development institution. For too long, the debate about the future of the global economy, the environment, and related social issues has centered solely on the actions and policies of governments and multinationals. That debate is critical, but far more attention needs to be paid to the intersection of private investment, sustainability, and the emerging markets. The nature of the world in which we live has undergone a sea change over the past decade. In 1990, for every dollar of long-term development assistance to the government of a developing nation—such as a dollar from the World Bank—there was less than a dollar in long-term capital flows from the private sector.

For every dollar of development assistance last year, there were four dollars in long-term private capital flows. For every child born in a rich country, more than nine were born in the developing nations. And roughly half of those children were born to someone living on less than $2 a day. For every thousand square kilometers of forest gained in high-income countries, roughly 7,000 were lost in low-income countries.

Many still claim that sustainability is a fringe issue for business, difficult to integrate into ongoing operations, and a luxury for big companies from rich countries. But at IFC we are increasingly finding that businesses failing to focus on sustainability are likely to suffer in the marketplace. Inattention to the economic, environmental, and social outcomes of projects presents risks that threaten profitability. Sustainability can help businesses perform effectively and profitably in developing countries, as highlighted in some examples in this annual report and in *Developing Value: The Business Case for Sustainability in Emerging Markets*, a report recently released by IFC and consulting firms SustainAbility of the United Kingdom and the Ethos Institute of Brazil.

A BANK-WIDE STRATEGY

The innovation and quality of IFC financing are part of a larger puzzle. Additional pieces are provided by other institutions of the World Bank Group—the International Bank for Reconstruction and Development, the International Development Association, and the Multilateral Investment Guarantee Agency.

To help assemble these pieces, earlier this year the World Bank Group adopted a private sector development strategy to better harness private initiative. The World Bank has a unique capacity to affect the public policy debate relating to economic matters and private sector companies. That debate must encompass issues beyond what IFC can tackle as an investor yet must benefit from our experience in promoting private sector development.

The private sector activities of the World Bank Group have a critical role to play in poverty reduction, and pursuing a coordinated strategy is important for delivering the best results on our mission. Private markets are the engine of productivity growth and thus create more productive jobs and higher incomes. Private initiative can also help provide basic services that empower the poor by improving infrastructure, health, and education. Reform processes including deregulation or privatization should also be used proactively to enhance environmental sustainability.

In addition, the new strategy sets the World Bank Group on a course to pursue a program of output-based pilot projects, with particular emphasis on those supporting the provision of basic public services, especially related to infrastructure. This approach opens a new opportunity for IFC to use its experience in working with the private sector and without government guarantees to contribute to the World Bank's mission. With the World Bank supporting policy development and capacity building through the use of targeted subsidies and guarantees, IFC can help mobilize private finance. The World Bank Group is well suited to providing output-based aid, and IFC has a long history of delivering services without reliance on subsidies.

EMPHASIS ON OUR CLIENTS

In the face of daunting challenges over the past year, we looked closely at whether our organizational structure was prepared to lead private sector investment in the increasingly complex environment confronting developing countries. In the face of short-term difficulties, we moved rapidly to implement changes that reduced costs last year. But we also had to fundamentally rethink our business model, which in some cases had resulted in duplicate services and inadequate focus on clients. Most of all, we wanted to be certain that our clients could reap the full benefit of our global experience and expertise in a range of services.

As a result, we undertook a major reorganization of the Corporation during FY02. Among other changes, we are putting more senior staff in regional hubs so they can be closer to clients and ensure better service. Client service has always been important to IFC, but our structure did not always support changing client needs. Our recent client survey indicated that four-fifths are satisfied with IFC staff responsiveness and service. But clients also told us that we could be more effective in other areas and close transactions more quickly. Our reorganization is aimed at creating a new culture at IFC that promotes greater internal flexibility and delivers nimble and customized service to clients in the face of the rapidly evolving world economy.

Making these changes has not been easy for IFC. Many staff were required to change departments or relocate. For the first time in IFC's history some staff were made redundant as a result of a reorganization. These changes took place in a difficult business environment and amid a pressing need to continue financing good projects.

With this part of the transition behind us, we are positioned to deliver better-targeted services to our clients. With all IFC has to offer, I believe the reorganization will allow us to use our knowledge and skills more effectively in response to our clients' needs. Better delivery of products and services is a powerful and positive result of the lessons learned during a difficult year.

BROADER REPORTING

With changes underway, we expect improved results. We will be tracking the changes in a number of ways. Our coverage of our sustainability initiative in this year's annual report highlights our performance on a wider range of issues than we have reported on in the past, going beyond profitability.

A number of reporting and accountability initiatives are providing IFC's management and shareholders with better information, and in this annual report we publicly present this information in a unified format to help others determine how we are doing and where we can improve our reporting and our way of doing business.

Although we have not yet developed or tracked all measures needed to provide a comprehensive picture of our performance, we are considering new indicators and sharing more information with the public. We are committing the Corporation to enhanced reporting on corporate governance, economic, environmental, and social performance.

POSITIONED FOR THE FUTURE

During the past year, IFC managed to show healthy financial and development performance through especially difficult times. But the biggest challenges lie ahead, and we have taken the necessary steps to position IFC for an even greater contribution to sustainable development. The credit for this belongs to the committed and talented staff that performed with dedication and innovation throughout a very tough year. Their willingness to adapt to rapidly changing circumstances and remain optimistic in the face of severe challenges is a credit to IFC and bodes well for future performance.

PETER WOICKE
Executive Vice President

INVESTING IN A SUSTAINABLE



IFC has made sustainability a corporate priority because of fundamental changes taking place that are affecting our clients, our countries, and the Corporation. The growing public awareness of corporate governance and of environmental and social issues is driving changes in consumer behavior, investment, and policy or regulatory adjustments. All signs point to continued pressure on the private sector to demonstrate that economic growth and sustainability are compatible.

Greater focus on sustainability is a logical evolution of our role. It builds on our experience of ensuring the long-term financial and economic viability of our investments and of requiring compliance with minimum environmental and social standards. Minimum standards are important and required in IFC projects. They provide safeguards for investors and communities and protect project sponsors and IFC from unnecessary financial and reputational risks. At the same time, we are helping our clients identify where they can deliver more beneficial corporate governance, economic, environmental, and social impact in their own financial interest. A new role for IFC is helping clients become aware of opportunities that can be gained from sustainability, in addition to helping them determine how to meet our minimum standards—in other words, delivering more public goods along with private gains.



PRIVATE SECTOR

The business case is at the heart of our new approach to sustainability. A growing body of evidence suggests that improving projects' impact beyond the financial bottom line can in many cases also make good business sense. A subset of emerging market cases forms the basis of a report called *Developing Value: The Business Case for Sustainability in Emerging Markets (www.sustainability.com/developing-value)*, published in mid-2002 by IFC in collaboration with SustainAbility, a U.K.-based strategy consultancy, and the Ethos Institute of Brazil. Even where the business case is not apparent today, we find that the changing business landscape is likely to reveal new risks from ignoring sustainability and new opportunities for high-impact sustainability practices that offer commercial benefit in new places for more firms.

IFC is well positioned to promote sustainable practices because of our development mission and in-house expertise. To our projects, we bring project finance skills. We bring perspective and advice on corporate governance. We bring an understanding of and sensitivity to local political and economic conditions. We bring industry expertise, technical know-how, and the capacity to address social and environmental issues. For businesses that are committed to providing strong beneficial impact beyond the financial realm, IFC should be the partner of choice in financing projects.

There are challenges as well as opportunities in putting a greater emphasis on sustainability. Not all IFC project sponsors begin the financing process with a commitment to sustainable practices or an understanding of their potential financial benefits. Some partners may argue that the business case does not apply in markets where incomes are low and spent mostly on basic needs. The business instinct may be that consumers will value price over socially or environmentally responsible production. The business case is also not a one-size-fits-all approach; especially where market signals and regulation are weak, firms may not see benefits from improving environmental and social performance.

Businesses resisting sustainable practices, however, may put themselves at a long-term competitive disadvantage by missing opportunities, such as economically efficient and environmentally sound production methods that allow new market entrants to produce for less. Such businesses may also face greater downside exposure to changes in the competitive environment and consumer behavior. Our goal is to use our experience to help companies become both more sustainable and more competitive, thereby contributing to economic growth that improves people's lives over the long term.

Many IFC projects now benefit from a focus on sustainability—delivering positive high-impact corporate governance, economic, environmental, and social performance today. Along with many of our clients, we already deliver public goods through the private sector. Many projects highlighted in this section show how. We are committed to expanding our work with sponsors in this regard.

"The children started learning out of thin air...No one guided the process."

— SUGATA MITRA, Director of Research and Development, NIIT, India

OPENING DOORS

EXPANDING ACCESS AND OPPORTUNITIES

What began as an experiment to see who would use the computers that information technology giant NIIT installed in the walls of its headquarters has become a business opportunity and created the possibility of expanding access to education. To the surprise of NIIT observers, poor, uneducated children were able to accomplish amazing things when left to their own devices with a computer and an Internet connection. The project encouraged the company to look at developing low-cost delivery mechanisms to offer education to rural and low-income children with little access to primary learning.

Hole in the Wall is a unique start-up venture that IFC supported this year. Evidence from these Internet kiosks in the walls showed that even disadvantaged children can quickly learn how to find their way around the computer and surf the Web. NIIT teamed up with IFC to find a commercially viable way to bring Internet-based education to children living in slums and rural areas of India using specially built Internet kiosks.



RICHARD LORD

In Lima, a soft-goods vendor that was supported by MIBANCO.

In its initial phase, Hole in the Wall will set up kiosks at 80 sites throughout India to test the viability of delivering education in this way. Meanwhile, it will seek a financially sustainable business model to expand the reach of the kiosks and the educational software. IFC, which has brought financial commitment and international visibility to the project, has involved researchers and interested grant donors in contributing to a successful outcome. Development of a commercially viable model could help overcome the deficiencies in providing traditional education to the poor, including lack of trained teachers, overcrowding of schools, and unequal access to education by girls.

Sustainable microfinance

Microfinance has traditionally provided small, grant-funded aid. Well-managed microfinance institutions in various legal forms, however, have convincingly demonstrated that they can become profitable and sustainable institutions while making major contributions to poverty reduction by increasing economic opportunities and employment.

IFC has been involved in the commercialization of the industry since 1996, when it promoted Micro Enterprise Bank (MEB) in Bosnia and Herzegovina, which has since served as a model for more than 15 other projects. In May 2000 IFC established the $85 million Global Microfinance Capacity Building Facility for the creation of 11 microfinance institutions developed by Internationale Projekt Consult of Germany; six are now in operation. Some of them are already profitable, while the relatively newer institutions are on their way to profitability, based on their business plans.

Microloan portfolios take time to reach critical mass and generate enough revenues to cover costs and yield profits. The waiting period for operations to turn profitable is usually almost twice the norm of two to two and a half years for start-up retail banks. IFC coordinated with other donor organizations to provide technical assistance funding to absorb part of the upfront establishment costs for these greenfield microfinance institutions. Returns can be very attractive beyond this point and can be improved by operational efficiency gains such as those provided by advances in financial and information technologies.

Coinvestment by private sector partners is a welcome endorsement of the commercial appeal of microfinance institutions. Germany's Commerzbank, for example, has equity investments in six IFC-sponsored microfinance banks in Eastern Europe. Similar IFC-supported institutions are attracting debt financing on commercial terms from international lenders.

IFC also supports microfinance with other financial instruments, such as guarantee facilities, credit lines, quasi-equity, and investments in private equity funds. This year, for example, IFC approved a new credit line that would be used for on-lending by MEB to micro and small enterprises.

Financial innovation in Peru

Reaching the poor more directly is a high priority for IFC. This year, we made our first microfinance and small business investment in Peru. These businesses are vital to the Peruvian economy, accounting for 98 percent of firms, generating 75 percent of national employment, and producing 45 percent of the country's output. Few businesses have access to the formal financial sector.

Hyperinflation and other factors never deterred Acción Comunitaria del Perú, a nongovernmental organization, from financing entrepreneurs in Lima's poorest neighborhoods over its quarter-century history. In 1998, when its portfolio was $10 million and included 30,000 clients, the nongovernmental organization decided to convert to a regulated financial institution called Banco de la Microempresa, or MIBANCO. In the three years since conversion, which was supported through ACCION International of the U.S., MIBANCO has doubled its client base to more than 60,000 and its loan portfolio quadrupled.

This year, when MIBANCO was ready to grow further, IFC provided a $5 million loan. MIBANCO has 26 branches throughout the Lima region and plans to grow. Today it is the third-largest commercially run microfinance institution in Latin America and one of the few rated by local credit-rating agencies.

IFC's financing will also support MIBANCO's plans to diversify its funding sources through deposit taking and private money markets. Eventually, MIBANCO may issue bonds or commercial paper in the local markets. The long-term nature of IFC funding will allow MIBANCO to increase its loans to small and medium businesses and better establish its relatively new low-income mortgage products. Many of the profits generated by profitable business lines will be recycled through the nongovernmental organization into high-risk and innovative pilot projects to finance poverty reduction.

"IFC involvement provides an opportunity to enhance the transparency of capital markets, strengthen private savings, and adopt a more democratic approach to shareholding."

— NICANOR RESTREPO, President of Suramericana, Colombia

LAYING FOUNDATIONS

BUILDING ON CORPORATE GOVERNANCE EXPERTISE

In the business world, trust, credibility, and transparency are essential assets. As Ukrainian companies seek business partners and outside investment to grow and provide employment, they must bring corporate governance practices in line with internationally accepted standards. Building on three years of experience in a previous program, this year IFC's Private Enterprise Partnership, with support from the governments of Canada and Switzerland, started a corporate development project in Ukraine to advise companies on sound corporate governance. In addition, the project trains and advises Ukrainian medium and large enterprises on financial management, asset restructuring, and investor strategies to help them become transparent and competitive business partners capable of attracting investment.





Like IFC's similar programs in Armenia and Russia, the project advises the national government on improving corporate governance regulations to build investor confidence. To ensure that the future managers and lawyers understand the importance of good corporate governance and have the right skills, the partnership introduces corporate governance courses into local universities.

The previous three-year corporate governance program in Ukraine worked with 67 enterprises, about half of which reported significant benefits after improving corporate governance. These businesses achieved success in attracting investment, finding partners, and obtaining financing. To reach the broader business community, the partnership also developed and distributed to all joint-stock companies a corporate governance manual—a how-to guide to running a modern corporation; trained representatives of more than 1,500 companies, or 13 percent of all open joint-stock companies in Ukraine; and drafted more than 1,400 corporate documents for local companies. At the national level, the partnership contributed to six pieces of legislation improving corporate governance regulations. In addition, the partnership has trained more than 300 professors and has transferred teaching materials, including a case studies manual, to 23 universities across Ukraine, which now offer courses on corporate governance to 3,500 students each year.



Targeting good corporate governance in Korea

Weak corporate governance was a major factor contributing to the Asian financial crisis of the late 1990s. IFC is committed to improving corporate practices to enhance the performance of companies in the region.

This year IFC approved the Korea Corporate Governance Fund. We aim to support an investment fund that can create value for investors by identifying, investing in, and supporting medium-sized Korean companies seeking to implement the highest international standards of corporate governance. The fund will translate governance guidelines and initiatives into commercial practices and investment behaviors to demonstrate that corporate governance is not simply a matter of regulatory compliance. We expect that a greater emphasis on governance by Korean companies will result in lower costs of capital and improved allocation of capital within companies, therefore becoming an important source of value and competitive advantage for those adopting best practices.

The fund will underline the role that investors can play in improving governance standards, particularly among midsize corporations. It will also increase the efficiency of capital markets by improving the quality and timeliness of information released to the market. The fund will play a role in protecting minority shareholder rights and aligning corporate decision-making with the interests of all shareholders.

ADDING VALUE

INVESTMENTS THAT ENHANCE THE ENVIRONMENT

Until recently, graphic designer Yuri Ambros was accustomed to power outages that virtually paralyzed his city and made it impossible for him to work at his office. Instead, he spent afternoons aimlessly strolling the streets of Chisinau, a city of 700,000 in the heart of Moldova, Eastern Europe's poorest country. "I don't remember how long the power was out, because I don't remember bad things," he said, adding, "We pray to God these things don't happen again."



NICK FLANDERS

In Estonia, IFC supported the installation of a new recovery boiler to improve efficiency, emissions, and safety by Horizon Pulp and Paper.



RIGHT: The IFC Global Environment Fund Efficient Lighting Initiative is being implemented globally. Market research is one part of the initiative.

JAN KONIG



As bad as it was for him, many were worse off. Outside the capital, some people lived without electricity, heat, and water for up to 20 hours a day for eight years. The state-owned utilities were overwhelmed by poor collection rates, high energy loss, and inadequate financial resources. Moldova's industrial sector was devastated, and people grew accustomed to darkness. The lack of power caused most of the street lights in Chisinau, the capital, to fail.

In response to its power crisis, the government took the difficult but required steps to facilitate foreign investment. It created a regulatory framework, established a regulatory body, and crafted a tariff structure based on cost recovery. The government privatized three of its five regional electricity distribution companies: RED Chisinau, RED Centru, and RED Sud. Unión Fenosa Internacional, the international arm of one of Spain's largest private sector utilities, won the competitive bid for the three companies.

Unión Fenosa has improved services, eliminated most power interruptions, restricted payment of bills to cash, and significantly increased collections. With the implementation of the investment program and the efficiency improvements, it is expected that the power sector in Moldova will provide reliable and cost-efficient service and be a role model for the power sectors in other countries in the region.

By rehabilitating existing fixed assets to increase reliability and reduce technical distribution losses, the project will also contribute to reduced greenhouse gas emissions. The sponsor agreed to adopt corporate environmental management systems at each distribution company by 2004, ensuring long-term gains in environmental performance. The project is expected to reduce technical losses from nearly 11 percent in 2000 to 9.5 percent in 2004. This would result in a reduction of GHG emissions by 30,000 tons of carbon dioxide per year after 2005.

Empowering El Salvador

Compañiá de Alumbrado Eléctrico de San Salvador (CAESS), Empresa Eléctrica de Oriente (EEO), and Distribuidora Eléctrica de Usulatán (Deusem) in El Salvador have shown a positive impact through the reduction of greenhouse gas emissions due to efficiency gains. AES purchased CAESS/ EEO/Deusem in 2000 and received financial support from IFC this year. The company has also been able to contribute to El Salvador in other ways. Through its ownership, it has expanded access to electricity, especially to previously underserved rural households. The companies plan to invest approximately $59 million in their distribution networks to connect mostly rural households, 60 percent of which now lack access to electricity.

AES maintains a wide-ranging corporate citizenship program that includes sponsoring activities related to ecology, education, health and human services, community events, and the renewal of rural areas. The program includes forest and wildlife preservation, tree planting, and recycling. It will offer training programs, give computer equipment, and make repairs to schools. The program also makes donations of food to people with low income and gives equipment to hospitals.

AES will undertake community and urban renewal activities, such as fundraising in the aftermath of the recent earthquake, and is considering a housing reconstruction program with an international nongovernmental organization.




AIDS BREAKS UP FAMILIES
NAMIBIA
KILLS
ALERT
SAFE SEX

OLIVER RYAN

The impact on individuals active in the private sector was striking. A woman who designs and manufactures sweaters and textiles with the help of four other women lives in a dilapidated Soviet-era apartment building, which often serves as the base for her cottage industry. "During the blackouts, it was really hard because there was no electricity or heat," she said. "Without electricity, you can't do anything, especially when dusk falls, which happens to be around 4 p.m. in the winter. It was very bad indeed. Now things have changed. We have heat, we receive a bill, and we don't have to check the meters ourselves."

IFC and the World Bank supported sector reform and the privatization of these distribution companies. In November 2001, IFC lent $25 million to the distribution companies. They received further funding from another multilateral, and the World Bank's Multilateral Investment Guarantee Agency provided a $61 million guarantee, protecting the sponsor's equity against the risks of transfer restriction, expropriation, war and civil disturbance, and breach of contract. The participation of each institution was critical to the success of the project.

IFC's direct funding helped rehabilitate the existing distribution assets; made billing, metering, and internal control systems more efficient; and provided initial working capital requirements.

"In a city where the intensive use of vehicles produces at least 98 percent of the toxic carbon monoxide and 41 percent of the particulate matter pollution, Ecomex provides a viable commercial alternative that will also contribute to public health."

— GAVIN MURRAY, Director of IFC's Environment and Social Development Department

A profitable clean-air solution in Mexico

In Mexico City, IFC worked with a project sponsor who understands that improved air quality and public health can be a business opportunity.

Ecomex is the only supplier of compressed natural gas for vehicle use in the Mexico City metropolitan area. IFC provided $6.5 million in loans and equity financing to Ecomex to help fund a $28 million project to construct and operate five CNG dispensing stations as well as to finance microbus conversion and operate a conversion workshop.

CNG-fueled vehicles have much lower emissions of particulate matter than gasoline- or diesel-powered vehicles. And since microbuses are heavy air polluters, the environmental benefits of converting these buses is especially high.

"In a city where the intensive use of vehicles produces at least 98 percent of the toxic carbon monoxide and 41 percent of the particulate matter pollution, Ecomex provides a viable commercial alternative that will also contribute to improved public health," observed Gavin Murray, director of IFC's Environment and Social Development Department.

An innovative scheme will help the many microbus owners who could not otherwise bear upfront costs to finance bus conversion. Ecomex covers the entire initial costs and recovers those costs over three years through the sale of CNG.

NEERAJ JAIN



"Our approach is very practical, aiming at transferring skills and knowledge to the workplace. Our staff assist with on-the-job implementation."

— TONY JENNINGS, Senior Bank Training Advisor, Mekong Project Development Facility

BUILDING BUSINESSES

PROMOTING SMALL AND MEDIUM ENTERPRISES

Growth in the domestic private sector creates jobs, increases incomes, and contributes to poverty reduction. In many low-income economies that have yet to attract substantial amounts of foreign investment, the local private sector is made up almost entirely of micro, small, and medium enterprises. They are the lifeblood of local economies but often struggle against great odds and need well-targeted assistance.

In Vietnam, Cambodia, and Laos, the IFC-managed Mekong Project Development Facility works to build enduring, competitive small businesses that are a source of stable incomes for families. MPDF support makes a tangible difference in these economies, where difficulties in the local business environment are a major barrier to private sector development. In 2001 MPDF's financial advice helped 40 small and medium businesses raise $28 million in financing, much of it from local banks. This assistance created approximately 2,600 jobs and generated $26 million in foreign exchange earnings.

In the past two years, MPDF has stepped up the pace of its activities, working to improve the business environment and strengthen the quality of local support services. The demand for nonfinancial assistance is strong. In Vietnam and Cambodia, more than 38,000 copies of inexpensive self-study workbooks developed by MPDF were sold, helping build skills such as marketing, finance and accounting, production and operations management, and human resources. This approach complemented the MPDF management training program that 1,600 small and medium business owners or managers took part in during the year.



THAI DZUNG TRUONG


SHOP
arch 2002
I, VIETNAM

MARK FALLANDER

ABOVE: A small business owner in Phnom Penh who was assisted by the Mekong Project Development Facility.

RIGHT: Hoang Thi Thai Ha, of MPDF, presents information for a Bank Training Center workshop on foreign exchange and money market products.

New markets for a rural entrepreneur

Dong Thanh Embroidery Company in Vietnam's rural Ninh Binh Province still uses a decades-old factory. But modern methods of finishing embroidered work, financial management, and marketing have provided contacts in Germany. The company plans to expand this year, adding 500 workers.

Dong Thanh now employs nearly 250 full-time factory workers who finish the tablecloths, bed linen, and decorative items after more than 7,000 women in surrounding homes do the initial embroidery. The company has become a role model for modernization based on traditional skills that have existed in the rural Red River Delta for centuries.

The company also provides a good example of how the MPDF has shifted beyond helping small and medium enterprises prepare the business plans needed to obtain loans toward more extensive technical and advisory assistance. Ms. Nguyen Thi Tu, the factory owner, did not need financial assistance for her expansion. She needed to retrain workers, to institute a new financial management system, and to find additional markets for her products. MPDF drew up a program for her that included three main facets: providing management consulting, building workers' skills, and contacting additional markets on the company's behalf. As a result, new orders are coming in that mean extra earnings for local women.

Training for financial institutions

Training services are one of the most effective ways to help smaller businesses achieve the access to finance they need. One new Vietnamese private company offers an invaluable service in this area: training to international standards designed to enable local banks to serve small and medium business customers more profitably.

This year MPDF launched the Ho Chi Minh City–based Bank Training Center. Its start-up capital of $100,000 came directly from 10 Vietnamese shareholders, all domestic private commercial joint-stock banks that serve mainly SMEs. The success of the initiative will be determined by the value that customers themselves place on the center's services.

"We have great expectations for this venture," says Nguyen Duc Vinh, CEO of Techcombank and the BTC's first chairman of the board. "My bank invested because this was the most efficient means of providing our staff with the highest quality training at the best price."

Vietnamese joint-stock banks are small: banks that participate in the training center average a modest $137 million in assets per bank. As a result, they lack the time and human resources to organize in-house training. The BTC promises to meet client needs while consolidating demand to make the venture commercially feasible.

"We are filling a huge gap in the market," says Tony Jennings, MPDF's senior bank training advisor. "Up to now, local bank training institutions taught procedure or theory. Our approach is very practical, aiming at transferring skills and knowledge to the workplace. In addition to classroom training, our staff assist with on-the-job implementation." Jennings has three decades of international banking experience, including seven years as Standard Chartered Bank's regional head of client training for the Asia-Pacific region.

The BTC has already attracted a core team of senior Vietnamese professionals with experience in banks such as ABN Amro, Bank of America, Standard Chartered, and ANZ. They have created 20 training programs that fuse international best practices with Vietnamese realities, including loan officer training and a program on leadership and change management for three shareholders undergoing organizational restructuring. Some courses are individualized to meet shareholder needs. For example, in response to a request from Phuong Nam Joint-Stock Bank, the BTC designed a full-day program on customer service–based videotaped interactions between the bank's employees and customers, as well as follow-up interviews.

For MPDF, the ultimate goal is to improve the range and quality of services offered by domestic banks to private SMEs.







RIGHT, TOP AND BOTTOM: Domostroitel, a furniture producer 1,000 kilometers northeast of Moscow, has a partnership with IKEA. With assistance from IFC, it is adopting updated practices so that it can meet the high standards IKEA requires of its long-term suppliers.

Leasing to spur growth

Leasing provides new companies with access to equipment for a small upfront investment that does not require collateral. With banking services concentrated in capital cities across the former Soviet Union, leasing has the potential to fill gaps in financing for small businesses and where banks are reluctant to provide loans.

To stimulate the growth of the competitive leasing industries in the former Soviet Union, IFC's Private Enterprise Partnership works with private companies, government officials, and lawmakers to introduce or improve leasing legislation. This year, the partnership drafted amendments to Russia's tax code and the Law on Leasing. New leasing legislation was passed in Armenia, Georgia, and the Kyrgyz Republic, which incorporated the partnership's recommendations, laying the foundation for leasing sector growth.

The Private Enterprise Partnership is IFC's technical assistance program in the former Soviet Union. The partnership is funded jointly by IFC (a three-year budget of $12.6 million) and donor governments, which have provided $32 million as of the end of FY02. The partnership implements programs to build financial markets, link local companies into supply and distribution chains of major investors, improve corporate governance practices, and improve business support services and the regulatory environment for SMEs. That, in turn, promotes the establishment of more new investment and businesses that contribute to economic growth and expand employment. The partnership's technical assistance has facilitated $520 million in investment, including $59 million in investments from IFC.

Long-term supplier partnerships in Russia

When IFC helps create relationships between clients who share our commitment to high standards and their suppliers, the development results can be dramatic.

Social and environmental responsibility is an important part of IKEA's daily operations. The company requires suppliers to adhere to a code of conduct covering working conditions, child labor, environment, and forestry. IKEA's goal is to make its customers feel confident that its products are manufactured in a responsible way.

IKEA's relationship with Domostroitel, a furniture producer 1,000 kilometers northeast of Moscow in the small town of Krasnaya Polyana, has had an overwhelmingly positive impact on the town. Today it is the largest business, employing a quarter of the town's 8,000 residents, or half the work force. But before 1993, Domostroitel, which began building prefabricated housing after World War II, was devastated by the collapse of the state-controlled economy. It had reduced its work force from 3,000 to 900 employees by 1993, when it began its partnership with IKEA.

Domostroitel needed to adopt better practices to meet the high standards IKEA requires of its long-term suppliers. Historically, the company's energy efficiency was low, its environmental practices outdated, and its use of waste wood inefficient.

To help Domostroitel and other suppliers maintain their existing relationship with IKEA and reach new markets, the Private Enterprise Partnership is providing technical assistance to help them realize their full business potential. The assistance includes evaluating the production process and developing plans to use energy-efficient and environmentally safe technologies. The partnership will also help suppliers explore new products that can be made from waste wood and will offer advice on marketing the new products to an expanded customer base.

IKEA has been investing in Russia since the 1970s. IFC helped finance IKEA's first retail outlet in the country, which opened in 2000, to help build the retail sector and expand the company's supply chain there. The Private Enterprise Partnership provides critical support to local communities and helps them maintain the benefits of foreign investment.

"The team at IFC has shown a keen ability to understand our company's needs. It has been flexible, creative, and efficient in executing the deal."

— IFC CLIENT SURVEY, 2002

SPOTLIGHT ON CLIENTS

IFC is committed to providing the highest-quality service to its clients in private businesses and financial institutions in developing countries. In response to rapidly changing market conditions, we offer a wide range of financial products and advice tailored to the individual needs of our clients. We also set high standards for corporate governance and social and environmental soundness and bring our expertise to project transactions to help our clients achieve their best performance. And we are committed to continual improvement of the service we deliver to clients.



An IFC investment officer discusses improving business and financing practices with small business owners in Kabul. IFC is assisting with the establishment of the first microfinance bank in Afghanistan.



MARK FALLANDER

ABOVE: Dr. Jean-Marcel Guillom reviews plans at the construction site of the Franco-Vietnamese Hospital, which IFC helped finance this year.

BELOW: Nicanor Restrepo, president of Suramericana, an IFC client.



COURTESY OF SURAMERICANA

When clients tell us what they need, we listen. And we actively seek their input (see sidebar on client survey). What we have heard is that clients need us to respond more quickly. In our newly restructured organization, staff will be placed closer to clients so that we can be there when they need us. Our regional hubs will have dedicated investment staff focused exclusively on client service. Our goal is to build stronger and closer relationships with our clients and partners to help us better accomplish our development mission.

Changes now underway build on a tradition of working closely with clients. This past year, for example, we found that market conditions made it especially difficult for companies in middle-income countries to finance expansion. These companies had come to depend on cross-border capital flows, but the significant market volatility made it difficult to obtain international capital.

IFC responded by offering access to funding on reasonable terms to firms such as Suramericana in Colombia. This client needed assistance with a complex reorganization. The holding company and its subsidiaries are active in businesses within the financial and insurance sectors, as well as the cement, food, retail, social security, and textile sectors.

IFC had already invested in Suramericana through an affiliated company, Corfinsura. We dramatically expanded our commitments this year through the parent company, undertaking one of our largest and most complex investment and advisory projects in Latin America. IFC will support Suramericana's reor-

Restructuring IFC to serve clients better

This year IFC management examined the Corporation's approach to business and how we serve clients, and then put in place a plan to improve both.

By the close of FY 2002, IFC had instituted a reorganization designed to sharpen the focus on client service as well as to strengthen our industry expertise. We seek to channel our extensive resources more effectively on behalf of our clients. We expect the changes to allow senior staff to work more closely with clients to develop new business and to manage existing client relationships better.

The reorganization primarily involves our work in financial markets and general manufacturing. Previously, our regional departments were responsible for project development, processing, and supervision in these sectors. Those responsibilities have been shifted to specialized industry departments. Our regional departments will instead turn their full attention to strategy, business development, and relationships. Our regional directors and senior staff, based at regional hubs, will be able to stay in closer contact with clients and better determine the type and location of projects that most effectively serve the private sector in IFC's developing member countries.

Our reorganization will put more people in the field so that we can respond more flexibly and efficiently to the needs of our clients. Senior staff, in particular, are being relocated to regional offices to be closer to clients and to provide better service and develop more business. The better results we expect should translate into the stronger private sector development impact that is at the heart of IFC's mandate.

Our new organizational chart and listing of key staff contacts are available on page 109.

ganization strategy, which includes new partnerships pursued by its subsidiaries, preparation of companies for public offerings, and divestment of shares held in noncore businesses.

While we committed $100 million in debt and equity, our client service goes well beyond finance. IFC will advise Suramericana on key elements of its operational and financial strategy. In particular, we will assist the company's adoption of corporate governance practices that will set new high standards in Colombia for transparency and disclosure, for treatment of minority shareholders, and for boards of directors.

Nicanor Restrepo, president of Suramericana, said the relationship was of enormous significance to his company. "IFC involvement provides an opportunity to adopt a more democratic approach to shareholding. It paves the way for increased foreign investment in the country," he said.

Working in partnership with this client, we helped Suramericana achieve its business goals at a time when other financial partners were scarce. We were also able to bring more than our core financing services to this client. By introducing international best practices, we expect to see our client operate and perform better than if IFC had not been involved. By instituting and following best practices, especially through improved corporate governance, our client should be better able to attract new financing sources in the future.



RICHARD ENGLISH



COURTESY OF FINCA



MARK FALLANDER

What our clients think

In 2001, IFC began an annual survey of clients to find out how we are doing and how we can improve. In addition to valuable feedback, results from the client survey are used to measure the performance of the corporation and departments as part of our corporate scorecards. Between 80 and 90 percent of IFC clients said that they find our staff responsive to their needs, they know where to go for service, and they would recommend IFC as a financing partner to another company. About four-fifths of clients said that they most valued the long-term nature of our partnerships, our ability to provide capital, and the reassurance that our participation in financing provides to other parties.

Sixty percent of clients surveyed in 2002 said that IFC's environmental and social policies and procedures are helpful to their long-term business interests, and 42 percent identified a positive change in their business performance as a result of these policies and procedures. Among the positive changes clients mentioned were better compliance with government regulations, strong relationships with external parties, improvement in financial performance, and greater ability to compete because of increased market access or product acceptability. Results from the 2001 survey were similar.

The 2002 IFC Investment Client Survey was sent to 232 clients who had received disbursements in the previous calendar year (2001) and four years ago (1998). Of those surveyed, 165 responded.

PRODUCTS AND SERVICES

INVESTMENT PRODUCTS

EQUITY AND QUASI-EQUITY

IFC risks its own capital by buying shares in project companies, other project entities, financial institutions, and portfolio or private equity funds. We generally subscribe to between 5 and 20 percent of a project's equity. We will not normally hold more than a 35 percent stake and are never the single largest shareholder in a project. We are a long-term investor in our projects. When it comes time to sell, we prefer to exit by selling shares in the capital markets following a public offering.

With quasi-equity instruments we invest through products that have both debt and equity characteristics. Some instruments, like subordinated loans and convertible debt, impose fixed-repayment schedules. Others, such as preferred stock and income notes, do not require such rigid repayment arrangements.

LOANS AND INTERMEDIARY SERVICES

We finance projects and companies through our A-loans, which are for IFC's own account. IFC does not accept government guarantees. Maturities of A-loans generally range between 7 and 12 years at origination, but some loans have been extended to as long as 20 years. While most IFC loans are provided in major currencies, we are expanding our capacity to offer local currency loans.

We carry out comprehensive due diligence before investing in any project. Because of our extensive lending experience in developing countries, we are uniquely qualified to evaluate the risks associated with projects. We are willing to extend loans that are repaid only from the cash flow of the project, with only limited recourse or without recourse to the sponsors.

We also make loans to intermediary banks, leasing companies, and other financial institutions through credit lines that result in further on-lending. These credit lines are often targeted to small businesses.

MOBILIZATION

Mobilization of private sector financing in developing countries is fundamental to the fulfillment of IFC's role as a development catalyst. We can broaden our impact by mobilizing loans from other financial institutions that are willing to lend to projects only with our participation.

Syndicated loans, or B-loans, are the cornerstone of IFC's mobilization efforts. Through this mechanism, financial institutions share fully in the commercial credit risk of projects, while IFC remains the lender of record. Participants in IFC's loans share in the advantages that IFC derives as a multilateral development institution, including preferred access to foreign exchange. Where applicable, these participant banks are also exempted from the mandatory provisioning that regulatory requirements impose.

In addition, we mobilize private capital for companies by engaging in underwriting, private placements, and equity fund investments that help clients gain access to international capital markets, often for the first time.

GUARANTEES AND RISK MANAGEMENT

Guarantees on financial instruments and stand-by financing provide opportunities for clients to use IFC's good credit to access capital markets and gain borrowing flexibility. Products include credit guarantees on loans and bonds, trade enhancement and forfaiting facilities, and loan facilities.

IFC commonly provides partial credit guarantees on bonds and loans and full credit guarantees on local currency loans. Credit guarantees cover all credit risks during a specified portion of the financing term or up to a specified capped amount and often serve to extend maturities beyond what private creditors would otherwise provide. Guarantees in local currency support client needs while helping develop local financial markets. In the international bond markets, a foreign currency partial credit guarantee helps an IFC client company diversify funding sources by establishing its own credit with international investors.

IFC offers partial credit guarantees on trade enhancement and forfaiting facilities. These facilities help partner banks expand or extend trade financing programs for local importers and exporters when such programs are constrained by country limits or other factors. Loan facilities provide partial credit guarantees for general loan programs that serve small and medium enterprises.

Our risk management services enable clients to access derivatives markets. Currency-hedging instruments allow clients to hedge exposure related to foreign currency borrowings. Interest rate hedges allow clients to transform the nature of their borrowings (for example, fixed rate to floating rate). Commodity price-hedging products allow clients to reduce risks related to price volatility. We also provide risk management facilities so that clients can use hedging products for a fixed period of time on a pre-approved basis.

OTHER SERVICES

ADVISORY SERVICES

IFC advisory services are designed to improve the investment climate in member countries and the business practices of companies in which we invest. They play an increasingly important role in the way IFC approaches its investment activities.

We undertake a wide array of financial market advisory assignments, specializing in securities markets and in banking and credit institutions. Assignments address areas such as local debt market development and capacity building at financial institutions.

The work of the Private Sector Advisory Services, jointly managed by IFC and the World Bank, covers policy issues, sector advice, and specific transactions. Our activity in this area includes advice on competition policy, privatization structuring, and policy analysis of foreign investment issues.

Another jointly managed unit, the Small and Medium Enterprise Department, focuses on business environment issues, capacity building, and the development of innovative financing techniques. The IFC corporate governance program advises on practices and policies at IFC investee companies, assists in addressing country-specific risks, and provides information on promoting strong corporate governance.

TECHNICAL ASSISTANCE

Technical assistance further complements IFC's investment activities by offering advisory and training services to governments and private companies. IFC manages special project development facilities that help small and medium enterprises. IFC also manages the Technical Assistance Trust Funds program, which is supported by donor governments. These funds sponsor feasibility and sector studies, training initiatives, environmental and social review of projects, and advisory assignments to governments. In the former Soviet Union, IFC's Private Enterprise Partnership provides technical assistance and advice to companies and governments to attract investment, stimulate small and medium enterprises, and improve the business environment.



MARK FALLANDER

OPERATIONS

During the past year, investment flows to developing countries shrank as companies in the developed world faced their own challenges. The global economic slowdown also hurt businesses that rely on exports to the world's major economies. Our private sector clients experienced an urgent need for funding that could not be satisfied by commercial sources. This was also evident in some of our middle-income client countries, where even large, well-established companies faced financing difficulties.



OLIVER RYAN

Gross commitments of long-term capital to developing countries fell from $228 billion in calendar year 2000 to $171 billion in 2001. Net flows of bank loans to developing countries were negative in 2001.

Responding to the diminishing sources of financing in emerging markets from the banking sector, we supported financial institutions and companies to help maintain the momentum of economic activity. For example, in Brazil we provided Banco Itaú and Unibanco with separate credit lines totaling $250 million. The funding will be used to finance projects in infrastructure, energy, industrial expansion, and environmental upgrading. A major aspect of our financing to larger companies this year was our support for social and corporate governance practices. We helped Colombian conglomerate Suramericana finance its groupwide reorganization, a critical component of which involved improvements in corporate governance. We provided financing for Brazil's C.N. Odebrecht, in a project that will foster sound corporate governance practice and establish a community development program in Angola with a priority on HIV/AIDS.


COURTESY OF HOSPITAL ABC

IFC OPERATIONS AND RESOURCES, FY 1998-02

For the year ending June 30 (millions of U.S. dollars)

	FY98	FY99	FY00	FY01	FY02
OPERATIONS					
Investment commitments					
Number of projects*	–	225	205	199	204
Total commitments signed**	$ 5,138	3,640	3,867	3,931	3,610
For IFC's own account**	2,699	2,842	2,337	2,732	3,092
Held for others	2,439	798	1530	1,199	518
Investment approvals					
Number of projects	304	255	259	239	223
Total financing approved***	$ 5,905	5,280	5,846	5,357	5,835
For IFC's own account***	3,412	3,505	3,505	3,742	4,006
Held for others	2,493	1,775	2,341	1,615	1,829
Total project costs	15,726	15,578	21,136	16,747	15,514
Investment disbursements					
Total financing disbursed	$ 4,291	3,296	3,307	2,370	2,072
For IFC's own account	2,054	2,102	2,210	1,535	1,498
Held for others	2,237	1,194	1,097	835	574
Committed portfolio†					
Number of firms	1,138	1,280	1,333	1,378	1,402
Total committed portfolio**	$ 20,608	21,685	22,168	21,851	21,569
For IFC's own account**	11,448	13,364	13,962	14,321	15,049
Held for others	9,160	8,321	8,206	7,530	6,519
RESOURCES AND INCOME					
(millions of U.S. dollars)					
Capitalization					
Borrowings	11,162	12,429	14,919	15,457	16,581
Paid-in capital	2,337	2,350	2,358	2,360	2,360
Retained earnings	2,749	2,998	3,378	3,723	3,938
Operating income	212	249	380	241	161
Net income	246	249	380	345	215

Some data from previous fiscal years have been revised.
* Includes first commitment to projects in the fiscal year. Projects involving financing to more than one company are counted as one commitment. Figures maintained for commitments prior to FY99 do not compare.
** Includes loan guarantees and risk management products for FY99-2002
*** Includes loan guarantees and risk management products for FY98-2002
† Total committed portfolio and held for others include securitized loans.

BALANCE SHEET HIGHLIGHTS

For the year ending June 30 (millions of U.S. dollars)

	FY98	FY99	FY00	FY01	FY02
ASSETS					
Liquid assets, *excluding derivatives*	10,747	11,369	13,740	14,581	16,924
Investments	8,976	10,039	10,940	10,909	10,734
Reserve against losses	-1,522	-1,825	-1,973	-2,213	-2,771
Net investments	7,454	8,214	8,967	8,696	7,963
Derivative assets	11,944	12,290	14,224	1,143	1,077
Receivables and other assets	1,476	1,583	1,788	1,750	1,775
Total assets	31,621	33,456	38,719	26,170	27,739
LIABILITIES					
Borrowings outstanding	11,162	12,430	14,919	15,457	16,581
Derivative liabilities	12,678	13,011	14,990	1,768	1,576
Payables and other liabilities	2,697	2,671	3,077	2850	3,278
Total liabilities	26,537	28,112	32,986	20,075	21,435
CAPITAL					
Capital stock	2,337	2,350	2,358	2,360	2,360
Retained earnings	2,749	2,998	3,378	3,723	3,938
Other	-2	-4	-3	12	6
Total capital	5,084	5,344	5,733	6,095	6,304

Note: As a result of the adoption of new accounting standards on derivatives and hedging in FY01, with respect to investments, borrowings, and derivative assets and liabilities, the FY02 and FY01 balance sheets are not comparable with prior fiscal year-end balance sheets.

INCOME STATEMENT HIGHLIGHTS

For the year ending June 30 (millions of U.S. dollars)

	FY98	FY99	FY00	FY01	FY02
Interest and financial fees from loans	583	607	694	715	562
Interest from time deposits and securities	537	547	634	790	478
Charges on borrowings	-651	-670	-812	-961	-438
Net interest income	469	484	516	544	602
Net gains and losses on trading activities	13	-15	-38	87	31
Income from equity investments	314	265	262	222	428
Provision for losses on investments and guarantees	-481	-333	-215	-402	-657
Net noninterest expense	-103	-152	-145	-210	-243
Operating income	212	249	380	241	161
Other unrealized gains and losses on financial instruments	–	–	–	11	54
Cumulative effect of change in accounting principle	34	–	–	93	–
Net income	246	249	380	345	215

IFC in Argentina: Committed for the long term

Helping private sector clients respond to challenges during times of crisis has become an increasingly important role for IFC. Our long-term commitment and ability to invest in markets where private capital has become scarce can help restore confidence. This year, Argentina's financial system ground to a halt following devaluation and the government's suspension of payments on its foreign debt. It is the latest in a string of emerging market crises that have encompassed much of East Asia, Russia, Brazil, and Turkey since 1997. In those cases, we were able to work with clients on restructuring, provide advice on needed private sector policy changes, support financial institutions, and make new investments that helped the private sector contribute to growth again.

The crisis in Argentina this year offered a complex challenge for IFC because the economic problems were so severe and enduring in nature. About a quarter of our Argentina portfolio of over $1 billion is dedicated to financial institutions, which were especially hard hit by the unfolding problems after devaluation. IFC substantially increased its loan provisions in FY02 as a result. At the same time, IFC asserted its support for Argentina during its most difficult period and plans to stay engaged while working hard to help our client companies get through this crisis. In our first transaction since the onset of the crisis, we funded a pre-export facility for Aceitera General Deheza aimed at strengthening the company's capacity to meet its soybean purchase program during the peak harvest months. The timing, scale, and nature of other interventions in Argentina remained uncertain as our fiscal year neared an end. Our goal, however, is clear: we are a long-term partner and are committed to helping the nation through this difficult time.

INVESTMENT OPERATIONS

IFC signed investment commitments of $3.61 billion for 204 projects in FY02, of which $518 million were mobilized through loan syndications, compared with $3.9 billion in IFC commitments for FY01, of which $1.2 billion were syndications. IFC provided a range of products and services for clients, including loans, equity, quasi-equity, guarantees, and risk management products that are funded through IFC's own financial resources. Of the investment commitments IFC signed for its own account, $776 million were for equity and quasi-equity investments, $1.98 billion were for loan agreements, and $335 million were for guarantees and risk management products. Based on the total project costs of our FY02 projects, each $1 in IFC commitments for our own account resulted in an additional $4.75 in additional funding from other sources.

We approved a total of 223 projects in 63 countries in FY02, compared with 239 projects in 77 countries in FY01. Our investment portfolio at June 30 included $15.1 billion in investments for IFC's own account and $6.5 billion in syndicated loans held for others. We added 170 companies to our portfolio this year, and 144 companies left the portfolio. Five-year data on investment approvals, commitments, and disbursements appear on page 29. Investment projects are further detailed in the regional sections and listed in our project tables beginning on page 79.

MOBILIZATION AND RISK MANAGEMENT

Loan syndications

The high volatility in markets at the start of this fiscal year was intensified by the September 11 attacks and the financial crisis in Argentina, seriously impeding the flow of loans for investments in sectors and countries perceived as especially risky. In this environment, IFC's ability to mobilize financing from the private sector became vital.

Investing in developing countries is IFC's only business, and the comfort of the IFC "umbrella"—which offers preferred access to foreign exchange and exemption from mandatory provisioning—can be a key component in lenders' risk-mitigation strategies. In the midst of an unusually severe economic crisis this year, the government of Argentina continually recognized IFC's status as a preferred creditor.

Since 1956, IFC has joined with some 500 financial institutions to raise more than $20 billion in syndicated loans for more than 600 projects.

Signings of new syndicated loans, or B-loans, in FY02 totaled $518 million for 17 projects, compared with $1.2 billion in FY01. This decline is due to the difficult conditions in financial markets and the different mix of IFC's business this year, including increased use of local currency instruments. We also raised $193 million through parallel facilities, resulting in a total direct mobilization of $709 million.

Despite difficult conditions, we committed several notable transactions during FY02. We syndicated $165 million to provide liquidity for C.N. Odebrecht, a leading Brazilian construction company. In the Philippines, we mobilized $50 million for the expansion and modernization of the Ninoy Aquino International Airport Terminal, which will advance trade and tourism in the region. This syndication and the syndications for the Chad-Cameroon Petroleum Development and Pipeline Project and the Port Said and Suez Gulf power projects in Egypt were recognized with awards from leading financial publications. We arranged a loan syndication to provide working capital to Aceitera General Deheza, Argentina's largest exporter of oilseeds and their byproducts, so that it can continue exporting. This is the first IFC transaction that provides new funds to an Argentine borrower since currency restrictions were implemented.

To serve our clients better, this year we launched a private Web site where qualified buyers and sellers can obtain real-time information to facilitate assignments of IFC B-loan participations. Banks that change their investment strategy, and therefore need to buy or sell assets, will find it easier to buy and sell B-loans through this site.

IFC's syndicated loan portfolio as of June 30, 2002, was $6.5 billion in 238 projects. Our Syndications Department's B-Loan Management Division administers B-loans and coordinates activity with participants.

International securities

IFC helps companies in developing countries raise capital from the international markets by underwriting and placing securities. IFC also provides advisory services to assist companies that are sourcing capital in international markets to structure an appropriate product, develop a mobilization strategy, and meet market requirements.

In recent years, IFC has focused on frontier markets, especially to structure and place transactions that are challenging and that involve smaller issues. In FY02, we structured and placed convertible preferred shares for a commercial bank in Kazakhstan to assist its expansion and strengthen its capital adequacy. It was the first tier-2 eligible capital offering by a Kazakh bank and the first private sector equity issue from a country of the former Soviet Union following the Russian financial crisis of 1998. The issuer undertook various measures to improve corporate governance to make itself attractive to investors.

We also mobilized capital for the first round of funding for the Thai Equity Fund, a $240 million diversified investment vehicle.

Risk management services

Companies and banks in developed markets use risk management instruments, such as interest rate or currency swaps, to unbundle financial risks and manage them more effectively.

These risk management instruments are often not available to emerging market entities because of credit risk–related concerns. Since 1990, IFC's client risk management program has helped such companies compete more effectively on a global basis. IFC enhances the long-term creditworthiness of its private sector clients by enabling them to enter into risk management hedging transactions that reduce their risk exposure.

IFC's Board has approved 104 risk management projects in 12 years, which represent a loan-equivalent exposure of over $550 million for clients in 39 countries. Transactions have been conducted to hedge a notional amount of over $2 billion (the potential exposure or future risk of these transactions is a fraction of the notional amount).

In FY02, the Corporation executed 11 risk management transactions. Swap executions are equivalent to disbursements on loans. We entered into a series of Mexican peso–U.S. dollar swaps with a Mexican utility company, Compañía Tratadora de Aguas Negras de Puerta Vallarta. IFC also entered into Indonesian rupiah–U.S. dollar swaps with PT Indorama in Indonesia. These transactions enabled the company to improve its liability management. IFC entered into a series of euro–U.S. dollar basis swap transactions with Kipevu Power in Kenya. Through this arrange-

Donor-supported technical assistance

Donor countries and institutions support technical assistance that IFC administers. The Technical Assistance Trust Funds (TATF) program, for example, finances various feasibility and prefeasibility studies, sector studies, advisory activities related to privatization, policies to strengthen the business environment in developing countries, assessments of environmental and social impacts of investment projects, and capacity-building training. Selected project examples that were supported by TATF can be found in the regional reports and table beginning on page 98.

This year, among the projects TATF funded were capacity-building activities of the local authority and community surrounding a gold and copper mine in Lao PDR, privatization of municipal solid waste treatment in F.R. Yugoslavia, private education opportunity studies in South Africa and Russia, and a hotel development opportunity study in Afghanistan.

Through FY02, the donor community provided cumulative contributions of $162 million to support the TATF program, which includes a budgeting allocation from IFC's own resources totaling $9 million to date. Since the inception of the program in 1988, donors have approved 1,135 technical assistance projects. Other funds provided by donors allow for assistance through SME project development facilities and additional programs, including some work carried out by the Foreign Investment Advisory Service, other parts of the Private Sector Advisory Services, and the Private Enterprise Partnership.

Cumulative contributions to all IFC-managed technical assistance programs, including FIAS, project development facilities, and the Private Enterprise Partnership reached $673 million through FY02.



MARK FALLANDER



MARK FALLANDER

ment Kipevu Power was able to transform its euro floating-rate liabilities into dollar floating-rate liabilities. U.S. dollar interest rate collars enabled Kipevu to fix its dollar-denominated floating-rate debt within an interest rate band. In India, IFC signed a risk management facility with the State Bank of India that offers the client greater flexibility to hedge its foreign exchange exposures and for IFC to hedge its own rupee-dollar exposure.

Risk management products are offered to IFC customers for hedging purposes and not for speculation. IFC hedges its own market risk on these transactions and continuously monitors exposure on them.

SMALL AND MEDIUM ENTERPRISES

The World Bank Group Small and Medium Enterprise (SME) Department, a joint initiative of IFC and the World Bank, collaborates closely with a wide range of external partners in improving the business environment, providing access to capital and support services, building capacity, and forging closer links with large-scale projects.

The department coordinates the activities of IFC-managed SME facilities (see sidebar). It also works with other donors to launch new ones, such as the China Project Development Facility in Sichuan Province that began operations this year. In Sichuan, where incomes lag behind those in the more prosperous coastal provinces, small and medium businesses are characterized by a high degree of informality, opaque financial reporting, poor ownership and management structures, and weak corporate governance. Local businesses are hampered by lack of access to bank credit, high registration costs, and interest rate controls that limit lending to smaller businesses.

The SME Capacity Building Facility provides support for small business growth through its $7.1 million in funding for innovative pilot programs and partnerships. CBF support has been instrumental in establishing IFC's partnerships, which are expected to become a key ally in IFC's future SME efforts (see p.59).

In the former Soviet Union the Private Enterprise Partnership supports small and medium businesses by developing financial leasing (see p.22). The partnership works with medium-sized banks in which IFC invests to help strengthen their credit evaluation procedures and expand lending. Working with major investors like Bema Gold, Campina, Ford, and IKEA, the partnership helps smaller businesses become part of the distribution chain.

FINANCIAL SECTOR ADVICE

Technical assistance plays an important role in IFC's operations by identifying countries and sectors with opportunities, creating enabling environments, and providing operational advice to financial institutions.

IFC's Financial Markets Technical Assistance (FMTA) activities are organized under three global programs: institution building for mainstream financial institutions such as banks: projects address core banking operations; diversifying financial services to support new, nonbank financial services, such as housing finance, securities markets, insurance, and pensions; and providing finance for small and medium enterprises. These programs reflect IFC's strategic directions for financial sector development and the assistance most needed by our client countries. At June 2002, IFC's FMTA portfolio held 121 projects in 77 countries and regions worth more than $23 million in donor funds. Diversifying financial services represented two-thirds of total FMTA activities, of which key sectors were insurance and pensions, securities markets, and leasing.

These programs operate across various regions and sectors. The East Asia region carried out most of the institution building work for banks; the Southern Europe and Central Asia region focused on financing SMEs; and the Central and Eastern Europe region supported the development of new leasing and securities markets institutions.

PRIVATE SECTOR ADVISORY SERVICES

Private Sector Advisory Services (PSAS), jointly managed by IFC and the World Bank, provides advice to governments on policy, regulatory issues related to the investment climate, and the private provision of public services.

This year PSAS created the Rapid Response on-line knowledge service (*http://rru.worldbank.org*), offering clients databases of research, case studies, toolkits, benchmarking indicators, and online discussion boards on private sector development.

Privatization transaction services

Private Sector Advisory Services advises governments and state-owned enterprises on privatization transactions and projects that meet local legal standards, are sustainable, share risk fairly among private and public sector entities, and benefit consumers. Since 1996, the transaction group has generated $3.1 billion in foreign investment for governments through the sale of infrastructure businesses and concessions.

Infrastructure privatizations are a high priority. We encourage sector reforms and promote transactions that attract strategic capital and management. We have 11 ongoing mandates in health, public sanitation, power generation and distribution, oil refining and distribution, civil aviation, and water.

This year, PSAS completed the South African National Parks mandate, which included the sale of lodging concessions. The transaction provided a sustainable model for ecotourism and will generate foreign exchange for South Africa.

Foreign investment

The Foreign Investment Advisory Service (FIAS) helps governments develop policies and institutions to improve the investment environment of their countries to attract more foreign investment and obtain the most benefit from it. Jointly operated and financed by IFC and IBRD and supported with additional funds from donor countries, FIAS works only at the request of client governments. Since its founding in 1985, FIAS has assisted more than 120 countries.

FIAS completed 50 advisory projects in FY02. The largest programs were in Africa (15 projects); Asia and the Pacific (13 projects), of which 5 were in the Pacific; and Europe (9 projects). FIAS projects dealt largely with reducing administrative barriers to investment, reviewing the FDI legal framework, and diagnosing a country's main policy impediments to attracting productive FDI.

FIAS began offering new services in FDI and competition policy, with a pilot project in Tanzania this year, and has developed pilot projects in FDI and responsible globalization as a component of existing diagnostic projects.

FIAS has also collaborated closely with the World Bank's Investment Climate Unit on regulatory cost surveys and the creation of a comprehensive database on investment climate indicators.

SME facilities

Working in close partnership with donors, IFC manages a family of field-based technical assistance facilities that support individual SMEs with pre- and postinvestment advisory services and also carry out broader capacity-building initiatives such as strengthening local business associations, financial institutions, entrepreneurship initiatives, and consulting companies. Together, these facilities now have total staff of 227 and an annual budget of $31 million—numbers that will grow as additional facilities open in the new fiscal year. Facility addresses and donor information can be found on page 118.

Africa Project Development Facility
Region: Sub-Saharan Africa

African Management Services Company
Region: Sub-Saharan Africa

China Project Development Facility
Region: Sichuan Province, China

Mekong Project Development Facility
Region: Vietnam, Cambodia, Laos

North Africa Enterprise Development Facility
Region: Algeria, Egypt, Morocco

SouthAsia Enterprise Development Facility
Region: Bangladesh, NE India, Nepal

Southeast Europe Enterprise Development
Region: Albania, Bosnia and Herzegovina, Kosovo, FYR Macedonia, and Federal Republic of Yugoslavia

South Pacific Project Facility
Region: Pacific islands

Angola	Eritrea	Namibia
Benin	Ethiopia	Niger
Botswana	Gabon	Nigeria
Burkina Faso	The Gambia	Rwanda
Burundi	Ghana	Senegal
Cameroon	Guinea	Seychelles
Cape Verde	Guinea-Bissau	Sierra Leone
Central African Republic	Kenya	Somalia
Chad	Lesotho	South Africa
Comoros	Liberia	Sudan
Democratic Republic of Congo	*Madagascar*	*Swaziland*
Republic of Congo	Malawi	Tanzania
Côte d'Ivoire	Mali	Togo
Djibouti	Mauritania	Uganda
Equatorial Guinea	Mauritius	Zambia
	Mozambique	Zimbabwe

SUB-SAHARAN AFRICA

BUILDING LOCAL CAPACITY AND REGIONAL BUSINESSES

Sub-Saharan Africa felt the full impact of the global economic shakeout during the past year. In South Africa several factors, including lower investment flows, led to a precipitous decline in the currency in late 2001. Lack of integration into global capital markets spared most other countries from the shock of slowed external capital flows, but declining commodity prices still took a heavy toll on economic performance.

PROJECT FINANCING AND PORTFOLIO / Millions of USD

	FY01	FY02
Financing committed for IFC's account	482	252
Loans	361	181
Equity and quasi-equity*	32	53
Loan guarantees and risk management	89	17
Loan syndications signed	160	0
TOTAL COMMITMENTS SIGNED	**642**	**252**
Committed portfolio for IFC's account	1,525	1,560
Loans	997	1,018
Equity	424	425
Loan guarantees and risk management	104	117
Committed portfolio held for others (loan participations)	301	233
TOTAL COMMITTED PORTFOLIO	**1,826**	**1,793**
Financing approved for IFC's account	400	386
Loans**	237	246
Equity and quasi-equity*	132	64
Loan guarantees and risk management	30	76
Loan syndications and underwriting	40	40
TOTAL FINANCING APPROVED	**440**	**426**

* Includes loan and equity-type, quasi-equity investments
** Includes stand-by facilities

On a more optimistic note, this year witnessed the birth of the New Partnership for Africa's Development (NEPAD), initiated by African leaders and actively backed by a majority of African countries. This partnership promises to bring governance and conflict resolution to the fore. African governments have committed to taking responsibility for inadequate governance and unresolved conflicts, which have been a major deterrent to economic development in the region. As the partnership is implemented, the improvement in governance and the associated efforts to address infrastructure and social issues should lead to increased private investment.

The initiative was timely in the context of the conflict and instability that continue to constrain economic

SME COMMITMENTS, FY99-FY02
Sub-Saharan Africa



200
150
100
50
0
40
30
20
10
0
Millions of U.S. Dollars
Number of Projects
FY99 FY00 FY01 FY02
Number of projects
Total dollar amount

ANTOINE COURCELLE LABROSSE



LES CIMENTS DU SAHEL S.A
CIMENTERIE DE KIRENE
600 000 TONNES/AN
MAITRE D'OEUVRE



Mozal Smelter
Expansion Project

ANTOINE COURCELLE LABROSSE



ABOVE AND TOP LEFT: Construction underway at Ciments du Sahel in Senegal.

LEFT: Workers from Mozal, where IFC has financed a large aluminum smelter and supported company programs on HIV/AIDS awareness and linkages between the company and small and medium enterprises.

NIGERIA

Accepting a development challenge in the oil industry

Communities in the Niger Delta region, where Nigeria's oil is produced, have benefited little economically from oil development. To address this problem, IFC and others have focused on channeling government oil revenues into development projects. IFC is also trying to expand local business opportunities arising from oil production. Our goal is to strengthen the ability of local firms to serve in a variety of capacities as contractors for the big exploration and production firms, thus deepening the direct economic impact of oil production.

IFC helped design and fund a $30 million facility to provide financing to local oil service contractors, working with a leading Nigerian bank and the largest oil producer, Shell. The project generated controversy because the Niger Delta is a politically sensitive region and a difficult terrain in which to generate sustainable economic activity. Some local groups opposing this project argued that the oil industry generally cannot be relied upon for eradication of poverty in communities. International NGOs also objected to our collaboration with Shell.

IFC management addressed the concerns that were raised by offering a new way of approaching problems in this sector. This project presents risks, but IFC intends to manage rather than avoid them. This is our first effort to support linkages for small and medium enterprises in the oil production sector in Nigeria. We need oil company partners that are willing to back this type of effort, and Shell has expressed its commitment to help build the capacity of small businesses.

The facility will provide working capital and medium-term financing to allow local firms to expand the business they can do with Shell's joint-venture company in Nigeria and potentially with other oil producers. The Africa Project Development Facility is designing training and capacity building for local firms to complement the financing, the local bank evaluates the credit risk of the contractors, and Shell has committed to expanding the volume of goods and services it contracts to qualified local firms.

We will judge the development impact of this project by the increase in local jobs and the ability of businesses to scale up related efforts by incorporating a broader range of oil producers and their local contractors.

COMMITMENTS
Sub-Saharan Africa
FY00-FY02



800
600
400
200
0
Millions of U.S. Dollars
FY00
FY01
FY02

☐ Syndications and underwriting
☐ Financing for IFC's own account

APPROVALS
Sub-Saharan Africa
FY00-FY02



1,500
1,250
1,000
750
500
250
0
Millions of U.S. Dollars
FY00
FY01
FY02

☐ Syndications and underwriting
☐ Financing for IFC's own account

PROJECTS AND COUNTRIES

Sub-Saharan Africa, FY00-FY02

COMMITMENTS	FY00	FY01	FY02
Number of projects	62	47	37
Number of countries	23	23	24

APPROVALS	FY00	FY01	FY02
Number of projects	80	45	27
Number of countries	25	19	10

AFRICA

Broadcasting development impact

When television was introduced in Africa, the medium was controlled primarily by state-owned stations, which offered only limited programming. With liberalization, there now exists the potential for increasing the depth and appeal of television to the previously underserved African market.

TV Africa provides free, high-quality programming to a network of 39 local affiliates in 23 African countries in exchange for advertising time with each affiliate. The company's offerings include locally produced shows as well as international programming designed to appeal to broad African audiences. This arrangement brings an improved quality and breadth of programming to viewers compared to what individual stations could provide, while allowing advertisers to reach an African market of up to 110 million viewers. Our equity investment will provide the network with the funding necessary to achieve profitability by adding affiliates, upgrading studio and transmission equipment, and expanding the viewing audience.

TV Africa is committed to providing family-oriented content not generally available to individual affiliates, regional and international sporting events, and locally produced African programming. IFC and TV Africa are also working together to enhance developmental benefits by ensuring the provision of educational programming, information on HIV/AIDS, and other important health and public service notices. The network will limit the broadcast of tobacco and alcohol advertising, respecting local regulations and community norms, and will insist on warning statements to accompany any such advertisements.

As the company becomes profitable, it will fund more African-content production, allowing it ultimately to reach a local-content target of 40 percent of total programming hours. TV Africa has been a leader in bringing quality programming to African audiences and supporting the growth of both independent African television stations and the production of local content.

development in Africa. Civil strife in Zimbabwe preempted hopes of a return to normality and overshadowed the easing of tensions in other countries. Some progress was made in resolving the conflicts in the Democratic Republic of Congo and Angola, but private investors have not yet responded with new projects.

Most economies faced depressed prices for many exports, fueling further decline in the overall terms of trade and effectively reducing gross regional output by 1 percent. Foreign exchange earnings from services were also hurt in countries reliant on tourism following the September 11 attacks. Economic growth in the region declined on average from over 3 percent in the 2000 calendar year to 2.6 percent in 2001.

Other factors have also highlighted the fragility of Africa's economies. In Zambia, the withdrawal of Anglo-American from its investment in the privatized copper mines, in which IFC had also invested, pointed up the vulnerability of reliance on single sectors or commodities for export earnings. The AIDS epidemic continues to present a major developmental challenge, especially in southern Africa.

STRATEGY AND INVESTMENT

The core of IFC strategy in Sub-Saharan Africa mirrors our corporate strategy, where investment priority is given to private provision of phys-

RICHARD LORD (3)



PHOTOS: Projects in southern Africa range from support for locally owned construction firms to financing of health facilities and banks with call centers for clients.





ical infrastructure, development of dynamic private financial institutions, expanded telecommunications and information technology (IT), and support for small and medium enterprises. Infrastructure (including telecoms) and the financial sector, in particular, have dramatically increased as a share of IFC's new investments in Africa, accounting for 53 percent of commitments in FY02. They now constitute 30 percent of the regional portfolio, up from 19 percent in FY98.

In telecoms and IT, IFC made a series of innovative investments. These included a $13 million package of guarantees for local financing of SC Mobiles, a cellular operator in Cameroon; TV Africa, a pan-African satellite TV station (see sidebar); and loans to Mobile Systems International Cellular Investments Holdings and its subsidiaries that helped fund operations in the Democratic Republic of Congo and Sierra Leone, bringing needed improvements in communications.

IFC supported the expansion of African banks and financial institutions in FY02 with $84 million in investment commitments, especially in southern Africa. These included the expansion of the southern Africa network of African Bank Corporation (see sidebar); the expansion of a specialized firm offering electronic transactions support to secondary banks in South Africa; and a new equity fund in South Africa focusing on biotechnology.

Supporting small and medium enterprises in Africa is one of our highest priorities. IFC has continued to substitute support to financial intermediaries for direct investment in smaller firms. Such intermediaries offer the potential to leverage IFC funds many times and reach far greater numbers of small and medium firms than we can through direct investments. In FY02, IFC supported AfriCap, an equity fund investing in microfinance institutions; the creation of a new microfinance bank in Ghana; the expansion of Citibank Nigeria's



RICHARD LORD

LEFT AND BELOW: Employees of African Bank service customers.

SOUTH AFRICA

Expanding financial services to the poor

African Bank has grown rapidly to become the market leader in microlending in South Africa. By focusing on providing small loans to individuals and microenterprises, African Bank was one of the pioneers in expanding financial services to the poor, who had previously been excluded from South Africa's otherwise sophisticated banking sector. IFC is supporting the expansion of African Bank's operations with a rand-denominated credit facility equivalent to about $40 million over seven years. The credit facility will strengthen African Bank's funding base and solidify its position as a market leader.

The majority of IFC's funding will go to expanding the operations of two subsidiaries serving small building contractors and taxi operators. These business areas have been two important avenues for self-employment and small business growth in the black community through the bank's specialized subsidiary operations. African Bank has developed effective means of helping them grow with specially tailored credit facilities.

One African Bank client, a building contractor, started by building his own house in the late 1980s when no white contractors would go into the townships. His business has grown steadily through access to working capital from the bank, and he is now constructing over 800 houses per year for low-income buyers. African Bank will also continue to expand its personal lending operations, focusing on small loans to individuals, who often use the funds for improvements to their homes.

Once African Bank and others had shown that microlending was a viable activity, a number of other financial institutions followed suit. Their aggressive expansion plans, however, led to the failure of several banks or to their exit from the sector, causing turmoil and uncertainty. Throughout this crisis, African Bank has remained a market leader, setting standards for ethical practices and demonstrating the viability of microlending in full compliance with the strict requirements of microfinance banking regulations. IFC support is a key catalyst at this crucial time in the evolution of the bank and the microlending sectors in South Africa.



RICHARD LORD

SME lending business with a partial portfolio guarantee; and the establishment of a special SME financing facility in Nigeria for oil service companies (see sidebar). IFC continued to strengthen the small and medium enterprise support facilities it manages—the Africa Project Development Facility and the African Management Services Company—and broaden their base to reach clients indirectly through capacity building for service providers.

The two countries in the region with the highest GDP growth rates in the 2001 calendar year were Chad and Mozambique, reflecting in part the implementation of large projects backed by IFC: the Chad-Cameroon Oil Field Development and Pipeline Project and the Mozal aluminum smelter. Translating the impact of this growth into increased business for local contractors and suppliers is the focus of IFC-supported efforts to build the local capacity and competitiveness of smaller businesses in those countries. This work is spearheaded by APDF and supported by related activities. Local business programs are an integral element of IFC support, with the collaboration and cofunding of the sponsors.

Support for regional firms has also been a focus of IFC. These companies bring synergies and efficiencies in management, marketing, and production, which help make them competitive in Africa's diverse and difficult markets. We have supported the creation of regional networks in the financial sector in particular. This year we also helped finance the expansion of a leading beverage bottler throughout southern and eastern Africa.

SUSTAINABILITY IN AFRICA

IFC is helping bring the benefits of sustainable development to Sub-Saharan African ventures. Many international companies, responding to the threats and opportunities posed by public concern about sustainable practices, have been leaders in introducing practices of transparent corporate governance and more sustainable environmental and social performance. Activities have included local capacity building and links to local ventures.

IFC works primarily with sponsors from developed economies on high-impact sustainability projects in Africa, supporting them with rigorous social and environmental review and structuring advice to maximize social and economic impact, while also learning more about their good practices. Some African firms have also responded to community needs and environmental priorities with innovative business concepts. IFC has supported some of these pioneers, such as the Spier project in South Africa and the Boundary Hill game lodge and reserve in Tanzania, both profiled in last year's annual report. This year we agreed to invest in the Freecom project, aimed at providing computers to the low-income market.

IFC is making a strong start, working with international firms as they extend or incorporate international standards and best practice. By enhancing our commitment to environmental and social goals, we have been able to help our client firms achieve theirs.





ABOVE: IFC supported construction of a tourist facility in North Saly, Senegal, that preserved baobob trees.

LEFT: Private sector investment brings employment to Sub-Saharan Africa.

NIGERIA

Building skills in small businesses

The Support and Training Entrepreneurship Program (STEP) is an IFC-led initiative to build management skills in the microenterprises and small businesses that are critical to job creation in Nigeria. It does not provide small loans but rather helps these firms learn some of the key traits of business success, such as better accounting, inventory management, marketing, and strategic planning.

Since its founding in 2001, STEP has built an initial set of management training programs for high-potential firms with two to 25 employees in Lagos, the commercial hub of Africa's most populous country. It is now expanding into the Niger River Delta, an oil-producing region that has traditionally offered limited economic opportunity for local businesses.

These initiatives are being funded by partners led by Mobil Producing Nigeria, an affiliate of ExxonMobil. It is the first major multinational corporation to contribute funds directly to an IFC-initiated small business support program. IFC's Swiss technical assistance trust fund and Citibank have also recently provided support.

STEP uses an integrated strategy to increase the productivity of the informal sector. Its main activities include diagnostic work, client surveys, microbusiness development, and training of large commercial groups and business associations. Clients pay a portion of the costs of all programs. With the program now established in Nigeria, its model is being considered for replication elsewhere in Africa.

- Cambodia
- China
- Fiji
- *Indonesia*
- Kiribati
- Republic of Korea
- Lao People's Democratic Republic
- Malaysia
- Marshall Islands
- Federated States of Micronesia
- Mongolia
- Myanmar
- Palau
- *Papua New Guinea*
- Philippines
- Samoa
- Solomon Islands
- Thailand
- Tonga
- Vanuatu
- Vietnam



EAST ASIA AND THE PACIFIC

INVESTMENT FOR LONG-TERM VITALITY

Economic conditions in the East Asia and Pacific region are improving after a difficult spell. During the 2001 calendar year, the regional economic growth rate slowed sharply—from over 7 percent the previous year to less than 5 percent—with the downturn especially pronounced outside the transition economies of China and Vietnam.

PROJECT FINANCING AND PORTFOLIO / Millions of USD

	FY01	FY02
Financing committed for IFC's account	406	673
Loans	95	282
Equity and quasi-equity*	127	248
Loan guarantees and risk management	184	143
Loan syndications signed	5	67
TOTAL COMMITMENTS SIGNED	**411**	**740**
Committed portfolio for IFC's account	2,238	2,513
Loans	1,472	1,578
Equity	535	601
Loan guarantees and risk management	231	335
Committed portfolio held for others (loan participations)	1,943	1,510
TOTAL COMMITTED PORTFOLIO	**4,181**	**4,023**
Financing approved for IFC's account	717	550
Loans**	276	209
Equity and quasi-equity*	184	206
Loan guarantees and risk management	257	136
Loan syndications and underwriting	113	83
TOTAL FINANCING APPROVED	**830**	**634**

* Includes loan and equity-type, quasi-equity investments
** Includes stand-by facilities

Growth resumed in East Asia during the first half of 2002, however, and with greater force than expected. A stronger world economy coupled with increasing political stability in the region would bode well for the private sector. Favorable developments in early 2002 have opened a window of opportunity for governments to speed up policy reforms, pressure for which is mounting in the face of a building challenge from global competition.

Across the region, the steep decline in gross international capital flows mirrored deteriorating growth prospects in 2001. Bond and equity issues and bank lending fell nearly 40 percent to $41 billion in 2001—just above the total at the trough of the Asian financial crisis in 1998. Similarly, banking flows declined by 36 percent.

SME COMMITMENTS, FY99-FY02
East Asia and the Pacific


Millions of U.S. Dollars
200
150
100
50
0
Number of Projects
20
15
10
5
0
FY99
FY00
FY01
FY02
Number of projects
Total dollar amount

MARK FALLANDER (3)



RIGHT: The Mekong Project Development Facility supports small businesses, like this small manufacturing company, with advice and training.


FV
HOSPIT



ABOVE AND BELOW RIGHT: The Franco-Vietnamese Hospital will help meet the acute shortage of quality hospitals in Vietnam (see sidebar).

The Asian crisis and the recent impact of the global downturn revealed the extent of structural vulnerabilities in Asia's economies. In this context, IFC's strategic focus is on strengthening the sustainability of private sector development through building financial sector institutions, developing model transactions that will catalyze further private investment in a variety of sectors, and setting standards for corporate governance, international accounting, environmental technologies, best practices, and efficiency of operations.

In fiscal year 2002, we widened our support for the development of financial markets. In China, we made an equity investment in Nanjing City Commercial Bank to improve its capital base and assist efforts to adopt international banking best practices. The goal

ASIA

Better lending technologies for small businesses

Steep transaction costs, high risks, and collateral requirements have been the main factors constraining access to bank lending by small and medium enterprises. Hong Kong–based SMELoan has developed an innovative credit-scoring method and an Internet-enabled technology platform to address these problems. This year IFC is funding SMELoan to help the firm develop its business in riskier Asian markets. The company will use IFC's investment to complete its technology development and finance its expansion.

IFC has significant knowledge of the small and medium enterprise sectors in China, India, Korea, the Philippines, and Thailand, accumulated through partnerships with local financial institutions, studies, and project development facilities. Using this knowledge, IFC will help identify prospects for the international deployment of SMELoan's technology.

The model relaxes the collateral constraint on SME lending by making it easier to base credit decisions on the use of accounts receivable as collateral, as opposed to real estate, for instance. The technology has the potential for increasing competition in the credit market by providing new entrants with the ability to manage a large number of borrowers while closely supervising the credit risk of each individual account through a cash flow monitoring system. The project is expected to have a strong demonstration effect and create pressure on banks to adopt new practices in their SME lending. Greater competition among financial institutions would benefit SMEs by increasing the availability of credit and reducing costs.

COMMITMENTS
East Asia and the Pacific
FY00-FY02


800
600
400
200
0
Millions of U.S. Dollars
FY00
FY01
FY02
Syndications and underwriting
Financing for IFC's own account

APPROVALS
East Asia and the Pacific
FY00-FY02


1,000
750
500
250
0
Millions of U.S. Dollars
FY00
FY01
FY02
Syndications and underwriting
Financing for IFC's own account

PROJECTS AND COUNTRIES

East Asia and the Pacific, FY00-FY02

COMMITMENTS	FY00	FY01	FY02
Number of projects	20	20	33
Number of countries	9	6	7

APPROVALS	FY00	FY01	FY02
Number of projects	29	31	38
Number of countries	9	9	9

VIETNAM

The first foreign-owned hospital in Ho Chi Minh City

As Vietnam makes progress in establishing a modern, market economy, it faces new health challenges, such as an increase in noncommunicable diseases like heart problems and cancer. There is a shortage of high-quality facilities to address such changing patterns of disease in Vietnam. The Franco-Vietnamese Hospital will help meet the acute shortage of quality hospitals by providing highly advanced diagnostic and surgical operations and modern equipment.

The 200-bed hospital, located in the South Saigon Development Area of Ho Chi Minh City, will offer modern facilities, international-quality services, a transparent pricing policy, and professional management. It will focus on day surgery operations that will save time and cost for the patients. Highly experienced French surgeons and doctors will work side by side with Vietnamese medical doctors and nurses, as well as other foreign staff, transferring advanced medical know-how to local medical professionals. The French doctors, many of whom are prominent within their profession, will work in the hospital two weeks per year on a rotating assignment basis. The Franco-Vietnamese Hospital will also collaborate with public hospitals and universities in Vietnam for public service programs. It will be the first hospital of this kind in Vietnam.

IFC committed $8 million this year to support the $40 million project. We worked with the sponsors of the project, a group of French medical doctors, for two years in advance of construction. We have been instrumental in developing the project's concept and in ensuring that services are affordable to a large segment of the population from the outset. The scale of the project will be modest but will include social outreach efforts and programs for low-income families. We encouraged the Asian Development Bank, Proparco (the private arm of the Agence Française de Développement), and the Bank for Investment and Development of Vietnam (a Vietnamese bank) to participate along with us in financing the project.

Construction is underway, and the hospital is scheduled to open in January 2003. IFC will continue monitoring the project to ensure successful implementation of environmental and social commitments and the development of sound corporate governance practices.

is for NCCB to become one of the best-managed commercial banks in China. In the region's other transition economy, we invested in Vietnam Enterprise Investment, a closed-end country fund that will support a balanced portfolio of domestically owned and managed companies. It will strengthen Vietnam's fledgling capital markets and help build an institutional investor base.

Fostering links between the housing and financial markets is a priority for IFC. In China, we made an equity investment to support the development of mortgage servicing in China through Advantage China Holdings. As one of the first mortgage service companies for China, it is expected to help banks strengthen their credit assessment capabilities. A planned investment in Korea Housing Finance will encourage the housing market there by supporting the origination of home mortgages through nonbanking financial institutions and the issuance of mortgage-backed securities.

Strong and vibrant small and medium enterprises are important for sustainable growth and development. In East Asia and the Pacific, IFC does much to aid these businesses through the Mekong Project Development Facility and the South Pacific Project Facility. Our assistance to financial institutions typically benefits their smaller business clients. We are also developing new methods and technologies for reaching small and medium enterprises. This year we invested in SMELoan (see sidebar). This young company provides working capital loans by utilizing an innovative credit-scoring method and an Internet-enabled technology platform. Our investment will allow the company to complete its technology development, securitize its portfolio, and expand operations into new markets in the region.

The China Project Development Facility, dedicated to promoting small and medium enterprises in China's interior provinces, established operations this year. The facility is providing training and capacity-building services to businesses and financial institutions in Sichuan Province. This year, with support from the South Pacific Project Facility, we also established a venture capital fund to help small and medium enterprises in Samoa. It addresses the substantial lack of equity or quasi-equity funding for the many poorly capitalized Samoan businesses.

Weak corporate governance was a major contributing factor to the Asian financial crisis of the late 1990s. As we sharpen our focus on the long-term sustainability of our projects in East Asia, we recognize that the dissemination of best practices in corporate governance is becoming critical. We are encouraging better governance through our role as an investor as well as through technical assistance to companies and market regulators that may be unrelated to our investments. This year we helped establish the Korea Corporate Governance Fund, which will create value for investors by identifying, investing in, and supporting medium-sized Korean companies that implement the highest international standards of corporate governance. We expect to commit funds to this project in FY03 (see p.15).

Corporate governance has moved to the center stage of enterprise reform in China, and we have worked with authorities to improve such practices. With funding from Australia, IFC organized training for independent directors. This activity responds to a Chinese Securities Regulatory Commission initiative to introduce independent directors to the boards of companies. We collaborated with the World Bank on a study of corporate governance and enterprise reform in China. We are also backing the China Securities Regulatory Commission's efforts to strengthen the corporate governance of institutional investors.

The experience of countries in crisis has revealed the need for greater participation of the private sector in the provision of social services. The need for better health and education is particularly acute in the transition economies of the region, where such basics are an integral part of reforms in the enterprise and social security sectors. To further higher education, we made an investment in RMIT Vietnam International University, the first foreign-owned university in Vietnam. The university will contribute to improving the global competitiveness of the Vietnamese work force. We also invested in the first modern hospital to attract foreign investment. It will offer modern equipment and facilities to reduce the shortage of high-quality hospital care (see sidebar). These projects are the first education and hospital projects to emerge under a new law promoting foreign private investment in health, education, science, and research.

This year we made our first investment in Chinese health care. IFC's loan to Zibo Wanjie Radiation Company will help expand and upgrade cancer treatment facilities at the Zibo Wanjie Tumor Hospital, a private hospital specializing in treating cancer with advanced radiology (see sidebar).

CHINA

Improving health care

This year IFC provided debt financing for the Zibo Wanjie Tumor Hospital, a cancer treatment facility in Zibo, Shandong Province. This project, which will help fund the hospital's expansion, is our first health care investment in China.

Cancer has become one of the leading causes of death in China, largely because of increased smoking and heavy pollution. Lack of cancer care facilities is a heavy drain on the resources of public hospitals, while cancer patients are restricted to China's major cities when seeking advanced treatment. This project will support the tertiary public health care delivery system through greater availability and distribution of high-quality, patient-centered care.

Under the expansion plan, the hospital will install a state-of-the-art proton treatment system. Over the past three years, IFC has been able to mobilize health care and cancer treatment experts to review the practices at the hospital and make recommendations for improvements. IFC also commissioned an independent fire safety audit and made recommendations for meeting international health and safety standards. IFC helped arrange a strategic medical alliance with Canadian Medical Services International, a consortium of hospitals in British Columbia, aimed at improving management practices and treatment.

IFC provided a $15-million loan and mobilized 100 million renminbi from a domestic bank to complete the debt financing needed for expansion. IFC assisted the hospital in securing the longer-term financing necessary for this type of project, and our participation was critical for attracting support from the local bank, China Construction Bank. IFC helped the sponsors gain experience in international financing as well as in prudent corporate governance practices.

Bangladesh
India
Maldives
Nepal
Pakistan
Sri Lanka

SOUTH ASIA

LEADING INVESTMENT IN UNCERTAIN MARKETS

With half the world's poor living in South Asia today, the work of IFC in this region is central to our mission of poverty reduction. This year, IFC's private investment activity was especially important because of reduced international capital flows to emerging markets and trends in local financial markets that limited the availability of domestic capital.

PROJECT FINANCING AND PORTFOLIO / Millions of USD

	FY01	FY02
Financing committed for IFC's account	362	250
Loans	62	95
Equity and quasi-equity*	100	61
Loan guarantees and risk management	200	95
Loan syndications signed	12	17
TOTAL COMMITMENTS SIGNED	**374**	**267**
Committed portfolio for IFC's account	1,931	1,792
Loans	1,008	954
Equity	602	541
Loan guarantees and risk management	321	298
Committed portfolio held for others (loan participations)	403	329
TOTAL COMMITTED PORTFOLIO	**2,334**	**2,121**
Financing approved for IFC's account	510	259
Loans**	123	113
Equity and quasi-equity*	112	58
Loan guarantees and risk management	275	88
Loan syndications and underwriting	18	45
TOTAL FINANCING APPROVED	**529**	**304**

* Includes loan and equity-type, quasi-equity investments
** Includes stand-by facilities

Despite historically high domestic savings, financing for private investment remains scarce throughout South Asia. In India, domestic financial scandals exacerbated the downturn in equity markets prompted by the global slowdown. Across the region, companies were effectively closed out of public offerings in domestic markets and had severely restricted access to private equity capital. Meanwhile, high levels of nonperforming assets undercut the ability of domestic financial institutions to extend term loans. Large government fiscal deficits are crowding out the limited supply of available credit, keeping real interest rates high.

As a result of these conditions, we have placed our top priority on innovative ways to mobilize capital in domestic financial markets. South Asia also


NEW PRODUCTS,
FY01-FY02
South Asia
225
150
75
0
Millions of U.S. Dollars
FY01
FY02
Guarantees
Risk management products

IFC has been introducing new products to serve clients better. During FY02 IFC committed for clients in the South Asia region $45 million in loan guarantees and $50 million in risk management products.

DEMETRIOS PAPATHANSIOU (2)



NEERAJ JAIN





TOP: Microenterprise in India.

ABOVE AND LEFT: SREI International Finance, funded by the Global Environment Facility, extended consumer financing to provide solar home systems loans for customers living in remote regions and islands of West Bengal, India.

receives less foreign direct investment per capita than any other region of the world, so IFC has an important role to play in encouraging increased international capital flows.

Private provision of infrastructure is our second priority. Poor quality and insufficient infrastructure is a major constraint to development in the region. Yet private infrastructure projects have struggled in the face of uncertain and unstable political and regulatory environments. As a result, our intensive efforts to support infrastructure projects have yet to yield many investments in this sector.

South Asia had more than its share of political tremors in the past year. For those already cautious because of the global recession, this uncertainty led to a pullback in private investment

PAKISTAN

Leasing for the smallest businesses

Network Leasing is pioneering the use of leasing to finance microenterprises. Since 1993, it has built a portfolio of about 2,000 leases comprising mainly urban and suburban low-income clients borrowing to invest in income-generating assets. The average lease size is roughly 150,000 rupees ($2,500). Twenty-three percent of its lending is to enterprises owned by women. Unlike most of its peers, Network Leasing has been profitable since inception and has grown consistently over five years, averaging 13 percent compounded growth a year. Delinquency rates have remained low, at just over 3 percent.

Despite this impressive track record, banks have typically charged Network Leasing more for loans than they charge other leasing companies that focus on writing larger-ticket businesses and therefore have fewer clients and a lower cost base. Network Leasing's concentration on its core microbusiness client base gives it an inherently higher cost of operations. As a result, banks perceive its business to be higher risk.

IFC plans to guarantee $2 million equivalent in local currency loans to Network Leasing from a locally represented bank. As well as meeting the company's immediate financing needs, the loan is expected to encourage the local bank to develop a closer relationship with the company and thus dispel some of the misconceptions about its business, leading to lower financing costs. This investment, if successful, should encourage Pakistani banks to lend to financial institutions engaged in microfinance and demonstrate the viability of microleasing. Network Leasing will support businesses that should help expand economic and employment opportunities.

COMMITMENTS
South Asia
FY00-FY02


400
300
200
100
0
Millions of U.S. Dollars
FY00
FY01
FY02
Syndications and underwriting
Financing for IFC's own account

APPROVALS
South Asia
FY00-FY02


500
375
250
125
0
Millions of U.S. Dollars
FY00
FY01
FY02
Syndications and underwriting
Financing for IFC's own account

PROJECTS AND COUNTRIES

South Asia, FY00-FY02

COMMITMENTS	FY00	FY01	FY02
Number of projects	9	26	15
Number of countries	4	5	5

APPROVALS	FY00	FY01	FY02
Number of projects	26	32	14
Number of countries	4	6	3

COURTESY OF SUNDARAM HOME FINANCE (2)



ABOVE AND OPPOSITE PAGE: Sundaram Home Finance's services include a mobile office, providing access to home loans for customers in small towns and villages of southern India.

across the region. As a long-term investor owned by governments, IFC is better placed than most to weather these storms, and we have focused over the past year on helping our clients deal with the challenges such conditions create.

In Pakistan, IFC was able to support the restructuring of four client companies, Sarah Textiles, Crescent Greenwood, Fauji Cement, and Maple Leaf Cement, laying the foundation for their future growth. In addition, IFC invested $30 million alongside foreign and domestic investors in Lasmo Oil Pakistan to produce gas from the Bhit field in Sindh Province. This will tap an estimated 633 billion cubic feet for sale to one of the country's gas utilities, while providing an important signal to foreign financiers that good investments can be made in Pakistan despite the difficult conditions. This year we also approved investments in two innovative microfinance institutions in Pakistan, First Microbank Ltd. and Network Leasing (see sidebar).

In India, IFC helped overcome the limited availability of long-term financing by using its strong credit rating and expertise in financial structuring to encourage domestic investors to buy longer-term debt. We provided a partial credit guarantee of a debt issue by mobile telephone network operator Bharti Mobile. By introducing new debt products, IFC helped develop a market in long-term financing. In addition, IFC put in place swap facilities with the State Bank of India. These have allowed IFC for the first time to lend directly to clients in rupees. This arrangement helps companies whose revenues are in local currency and for whom foreign currency borrowing may not be appropriate. For example, IFC extended a rupee loan to Sundaram Home Finance to fund the growth of its mortgage lending business (see sidebar).

In addition, IFC focused on the pioneering application of technology by backing IT companies with potential for important contributions to economic development. One such investment was in Webdunia.com, which provides technologies that enable Web-based services to be delivered in many Indian languages. Another was an investment in a subsidiary of NIIT, one of India's leading information technology education and software development companies. This project aims to bring computer and Internet-based education to children living in slums and rural areas (see p.12).

IFC also encouraged innovation by sharing its global expertise on new products with financial institutions in the region through major conferences on insurance and on financing for small and medium enterprises.


Sundaram
Sundaram H

INDIA

Serving the housing market with a rupee loan

Rural and small-town residents—which account for 60 percent of India's population—have a great need for better housing. Yet few financial institutions are providing housing loans to this segment of the population. While this void presents a huge business opportunity, housing finance companies first need to establish long-term sources of local currency funding to be able to provide these loans.

Sundaram Finance Limited, one of the leading nonbank financial institutions in India, established Sundaram Home Finance with IFC support in 2000 and is now extending its reach to serve this hitherto untapped market in southern India. It will also target self-employed individuals in urban areas, a group other lenders have avoided. IFC provided a rupee-denominated loan of Rs500 million ($10 million equivalent) to fund mortgage loans to individuals for the acquisition, construction, and improvement of their homes.

The project marks a milestone in IFC's investments in India, since this is the first time IFC has been able to offer rupees directly to clients. Extensive preparatory work was required to obtain regulatory approvals and put in place swap agreements to hedge IFC's currency risk, but the arrangement lays the foundation for further rupee lending by IFC.



Women at work in Bangladesh. The SouthAsia Project Development Facility *is being established* to support small and medium enterprises in the region.

Albania
Armenia
Azerbaijan
Belarus
Bosnia and Herzegovina
Bulgaria
Croatia
Czech Republic
Estonia
Georgia
Hungary
Kazakhstan
Kyrgyz Republic
Latvia
Lithuania
Former Yugoslav Republic of Macedonia
Moldova
Poland
Romania
Russian Federation
Slovak Republic
Slovenia
Tajikistan
Turkey
Turkmenistan
Ukraine
Uzbekistan
Federal Republic of Yugoslavia

EUROPE AND CENTRAL ASIA

MARKET REFORMS SPUR PRIVATE SECTOR DEVELOPMENT

Private sector prospects remain strong throughout Europe and Central Asia, as the momentum for market reforms is robust and economies are expanding. The slowdown in the world economy during 2001 had an uneven impact in the region. The weaker outlook for exports, declining foreign direct investment, and higher energy prices weighed heavily on some economies, although most continued to grow.

PROJECT FINANCING AND PORTFOLIO / Millions of USD

	FY01	FY02
Financing committed for IFC's account	414	664
Loans	237	511
Equity and quasi-equity*	174	112
Loan guarantees and risk management	3	42
Loan syndications signed	96	74
TOTAL COMMITMENTS SIGNED	**510**	**738**
Committed portfolio for IFC's account	2,455	2,721
Loans	1,814	2,109
Equity	620	531
Loan guarantees and risk management	21	82
Committed portfolio held for others (loan participations)	879	666
TOTAL COMMITTED PORTFOLIO	**3,334**	**3,387**
Financing approved for IFC's account	719	1,138
Loans**	453	826
Equity and quasi-equity*	227	201
Loan guarantees and risk management	40	110
Loan syndications and underwriting	372	227
TOTAL FINANCING APPROVED	**1,091**	**1,365**

* Includes loan and equity-type, quasi-equity investments
** Includes stand-by facilities

SOUTHERN EUROPE AND CENTRAL ASIA

Responding to crisis

Favorable political and economic developments in Bosnia and Herzegovina, the Federal Republic of Yugoslavia, and Romania helped those countries make substantial gains. The process of European Union accession has been a strong impetus for reform in Bulgaria, Romania, and Turkey. In southern Balkan countries, recovery from economic and regional political crises has increased investor and consumer confidence. In Central Asia, by contrast, Turkmenistan has exhibited weak commitment to market-oriented policies.

The economies of Turkey and FYR Macedonia stood out among those in southern Europe and Central Asia for

FINANCIAL SECTOR COMMITMENTS, FY99-FY02
Europe and Central Asia


400
300
200
100
0
40
30
20
10
0
Millions of U.S. Dollars
Number of Projects
FY99
FY00
FY01
FY02
Number of projects
Total dollar amount

Note: Includes financial sector and funds projects

PAOLO SPAGNOLETTO (3)







TOP: Tajik farmers registering their lands to become shareholders in the Farmers Ownership Model.

ABOVE: Farmers wait to register lands.

LEFT: A father urges his son to register family land.

failing to show growth. Turkey's economy, already in recession in early 2001, was especially hard hit by the September 11 events, which adversely affected the tourism and export sectors—mainstays of the Turkish economy.

IFC reacted promptly and decisively to events unfolding in Turkey this year. While many investors left the country at the onset of its financial crisis, we increased our activity substantially. We helped companies with good business fundamentals and prospects to restructure short-term liabilities, alleviate severe shortages of working capital, and survive in the face of shrinking short-term domestic demand by supporting their export efforts.

We assisted manufacturing companies—producing goods ranging from

TAJIKISTAN

A model for farmer ownership

IFC strives to create projects that contribute to poverty reduction and improve lives. In rural areas of countries without strong market-based economies, however, there are few models for IFC to follow. We must find new ways to be effective. This year in Tajikistan we established an innovative private sector initiative—the Farmers Ownership Model—to support the development of sustainable agriculture.

The project will help alleviate poverty among cotton farmers by allowing them to take control of their own commercial activities. The project was developed with an IFC loan and funding from Switzerland's State Secretariat for Economic Affairs. The Swiss-funded program is being managed by IFC's Private Enterprise Partnership. Under the project, a new joint-stock company, owned entirely by over 1,400 farmers, has been established with the necessary capital to supply its farmer-owners with crop inputs at affordable prices. A local team led by an experienced general manager will operate the cotton collection and marketing business to benefit the farmers. The pilot project, if successful, can be rolled out in other parts of Tajikistan and to other agricultural countries.

COMMITMENTS
Europe and Central Asia
FY00-FY02


800
600
400
200
0
Millions of U.S. Dollars
FY00
FY01
FY02
Syndications and underwriting
Financing for IFC's own account

APPROVALS
Europe and Central Asia
FY00-FY02


1,500
1,250
1,000
750
500
250
0
Millions of U.S. Dollars
FY00
FY01
FY02
Syndications and underwriting
Financing for IFC's own account

PROJECTS AND COUNTRIES

Europe and Central Asia, FY00-FY02

COMMITMENTS	FY00	FY01	FY02
Number of projects	45	44	60
Number of countries	20	21	19

APPROVALS	FY00	FY01	FY02
Number of projects	47	58	71
Number of countries	19	23	18

tissue paper to glass to colored woven shirting fabrics—in mitigating falling domestic sales by increasing exports. IFC helped Modern Karton, Turkey's largest producer of corrugated packaging materials, emerge from the crisis healthier and in a stronger competitive position. We also invested in Gunkol, a cooking appliances manufacturer, to enhance its export competitiveness by helping modernize and expand its manufacturing facilities.

Strategy

The focus of IFC activities is on countries at the frontier of private sector development, which includes nearly all of southern Europe and Central Asia. Most of the countries in this part of the world are poor, with small markets and weak financial intermediaries. Small and medium enterprises dominate the private sector. Here, our activities centered on building intermediaries to help channel funds to the SMEs. We also supported manufacturing and services projects and undertook a multiyear effort to encourage infrastructure development.

Although micro and small enterprises are typically the driving forces behind private sector economic activity in the region, they are often overlooked by local commercial banks. As a result, these businesses have practically no access to credit. To fill this gap, IFC has been especially active in developing specialized microfinance institutions. This year we made new microfinance commitments in Romania, the Kyrgyz Republic, and F.R. Yugoslavia. The focus of the microenterprise banks is on providing credit and other financial services to micro and small enterprises. Our investment in Micro Enterprise Bank of Kosovo is creating jobs and bridging ethnic differences by helping communities work together on small-scale projects. In the Kyrgyz Republic our investment in a microfinance institution will help poor families support themselves and improve their standard of living (see sidebar).

Established banks in the region are also our partners in channeling funds to the small and medium enterprise sector. This year we invested in two small Moldovan banks to transform them into sustainable, competitive financial institutions and to build their capacity to support smaller businesses. In Kazakhstan we developed an economically sustainable model that encourages a large corporation to provide new opportunities and assistance to smaller businesses through its supply chain. We expect this project to be a model for other large companies and thus expand its impact.

In a few instances, we invested directly in smaller businesses. In the Kyrgyz Republic, for example, we invested in Akun, which will expand its flour plant to produce pasta. In Tajikistan, we invested in an innovative pilot project to alleviate the acute poverty of over 1,400 cotton farmers (see sidebar). The Farmers Ownership Model established under the project aims at empowering farmers to take control of their own commercial activities.

To increase the availability of capital to businesses, we invested in financial intermediaries throughout the region. In Bosnia and Herzegovina, we supported a landmark bank privatization. To expand reinsurance capacity in the local market and encourage further deregulation in Turkey, we invested in Milli Reasurans, a leading reinsurance company.

To help ease the shortage of private equity in Turkey, we invested in Turkey Venture Partners. In F.R. Yugoslavia, we provided financing to Raiffeisenbank to establish a solid intermediary source of long-term


COURTESY OF VOLGA-DNEPR AIRLINES

IFC financed Volga-Dnepr Airlines, a Russian-registered worldwide charter cargo transport company.

BOSNIA AND HERZEGOVINA

Landmark banking sector privatization

IFC structured financing to settle the crippling liabilities of several state-owned banks in Bosnia and Herzegovina. Our work paved the way for the sale of these banks to strategic foreign investors.

Privredna Banka Sarajevo and its spin-offs, or the PBS banks, faced a major stumbling block to privatization. These banks had inherited burdensome liabilities from prewar guarantees. This made it impossible to attract strategic investors before these obligations were settled, while the bank faced the threat of liquidation by December 31, 2001.

To solve this dilemma, IFC developed a plan to create a special-purpose vehicle that allowed the banks in the group to stave off liquidation and move toward privatization. With funding from IFC and the manager of the special-purpose vehicle, B.P. Invest Consult (Austria), all creditors' claims have been settled at a discount. In return, the vehicle acquired majority stakes in selected PBS banks, which were then considered privatized. Technical assistance for this project was supported by Sweden. This privatization will make possible a significant improvement in the financial sector and promote progress in financial intermediation to private sector companies in Bosnia and Herzegovina.

funding for corporate and retail clients as well as housing finance.

We assisted the Macedonian textile company Teteks in increasing its export competitiveness while recognizing its responsibility to workers. As part of its efficiency program, the company established a fund to help displaced workers start their own businesses. In Romania IFC invested in the modernization of the cable manufacturer ICME ECAB to reduce production costs and expand its range of products.

IFC continues to pursue infrastructure development, with a special emphasis on alleviating the power shortages that impede economic growth and development. While a privatization of power distribution in Moldova has been promising, elsewhere we have faced challenges in identifying investment opportunities and attracting international investors (see p.16).

CENTRAL AND EASTERN EUROPE

Responding to the improving economic conditions in the region, IFC significantly increased its investments and technical assistance in Central and Eastern Europe. Recovery and growth in the Russian economy brightened the business opportunities in Eastern Europe. As the Central European countries moved closer to accession to the European Union, their need to build financial institutions and complete their privatization efforts became more acute. In contrast, continuing difficulties in the business



IFC is supporting technology-based companies in Central and Eastern Europe.

F.R. YUGOSLAVIA

Support for private sector rebuilding

IFC is supporting the private sector in the Federal Republic of Yugoslavia to help the country rebuild. This year we invested in Tigar, a leading tire and rubber goods producer and a key employer in F.R. Yugoslavia. The euro 20 million investment is the largest private investment in a single Yugoslav company in more than 10 years.

After a decade of war and international isolation, Tigar's production capacity and product competitiveness have been substantially challenged. Nevertheless, the company succeeded in continuing its operations, maintaining its position as the second-largest exporter in Yugoslavia, with Western Europe accounting for more than two-thirds of its market.

Our investment will support Tigar's comprehensive two-year expansion and restructuring plan, which includes a corporate modernization program and consolidation of its existing strategic alliance with Michelin, a leading multinational tire company. In addition, IFC is providing Tigar with extensive technical assistance supported by the Swedish development agency SIDA and by SEED, the IFC-managed enterprise facility in the Balkans. The program is intended to create a sustainable strategy for Tigar's noncore businesses and generate new employment opportunities in small enterprises in the Pirot area.





COURTESY OF INTERCELL

ABOVE AND RIGHT: In Central and Eastern Europe IFC supports a range of manufacturing businesses, including those in pulp and paper and packaging.

environment in a few countries of the region prevented IFC from identifying viable investments. In those countries the IFC-managed Private Enterprise Partnership worked to strengthen the private sector.

Our emphasis in Eastern Europe is on investing in high-impact operations, building sustainable institutions, and pushing further into frontier markets and sectors. Working with carefully chosen local partners to improve transparency and corporate governance, we aim to attract foreign investment and technology. We help build basic financial infrastructure and are strengthening financial institutions by introducing new lines of business. We also work on nurturing the business environment for small and medium enterprises through grass-roots technical assistance.

In Russia, we supported a long list of financial companies as part of our strategy to build regional financial institutions outside Moscow. We financed NBD Bank, Center-invest, and Industry & Construction Bank, which combined loans and hands-on technical assistance. We provided our first partial guarantee of ruble certificates to Russian Standard Bank. Small Business Credit Bank (KMB Bank), a bank specializing in small and medium enterprises outside Moscow, will increase its lending with financial support from IFC. Baltiskii Leasing and Delta Leasing promoted leasing to small and medium enterprises. Through loans to Delta Credit, we completed our first housing finance deal in Russia, and through the Russian Pre-Export Finance Facility we supported export credit for the first time.

In Central Europe, impending EU accession sharpened our focus on socially and environmentally sensitive sectors and regions. Our growing familiarity with the region and expanding contact network led to innovative approaches, particularly in financial markets.

IFC continued to pursue its efforts to attract investors to frontier countries in the real sector through investments with foreign sponsors in the telecom, furniture, packaging, and ceramic tile sectors in Russia.

In Central Europe and the Baltics we are becoming increasingly selective in our support outside the financial sector, but we did participate in a number of innovative projects this year. We invested in the recently privatized Estonian railways to heighten the country's viability as a transit link between Europe and Asia. We also

COURTESY OF FINCA (3)



LEFT TOP: Sononya Zhanazarova (left) and another member of her village banking group at Sonya's stall.

BELOW AND LEFT BELOW: Village banking substitutes group guarantees for collateral-based lending.





KYRGYZ REPUBLIC

Helping women fight poverty

Entrepreneurs and their enterprises need ongoing, reliable access to loans at commercial interest rates to meet market demands. Working with FINCA International, an established microbusiness lender, IFC is trying to ensure that even the smallest businesses can flourish.

FINCA serves a market that can benefit greatly from additional funds. It targets low-income urban and rural women. Ninety percent of FINCA Kyrgyzstan's clients are women who borrow an average of $120. FINCA's work provides evidence that poor women are good credit risks through their participation in a village banking program. It uses a lending technique that substitutes group guarantees for traditional collateral-based lending. The developmental impact of this project is expected to be very strong, because low-income women generally use enhanced earnings to improve family education and health.

An example of this is found in the experience of Sononya Zhanazarova, or Sonya, from Naukat, a farming town in the red hills about 40 kilometers from the regional capital. She and her husband had been living on a monthly pension of $51, which Sonya needed to supplement by selling pistachios at the local produce market. She started business with a small bag of nuts. Not able to afford a stall in the produce hall, she sold pistachios from a small table outside the building during winter freezes and the summer heat.

Sonya got together with 11 other women to form a village banking group. A $40 loan from FINCA in 1996 allowed Sonya to buy more pistachios. Over time, her loans and business grew so that she could add new products to her inventory and rent a table inside the market hall. She continually adds more products and provides employment for her daughters-in-law. Although Sonya's retirement will have to wait, she has been happy to be able to provide for her growing extended family during difficult times.

This project was IFC's first equity investment in microlending in Central Asia. The FINCA Microfinance Resource is a funding vehicle in the Kyrgyz Republic in which we invested $1 million. It will be managed on a commercial basis by FINCA International. The purpose of the resource is to provide much-needed capital for the expansion of FINCA Kyrgyzstan's existing operations. The funding vehicle has a three-year life, after which it will be converted into the equity of a new commercial microfinance entity or be liquidated. We will assist FINCA International in raising financing from trust funds and other donors to transform FINCA Kyrgyzstan into a commercially viable, regulated financial institution.

RUSSIA

Soft drinks all around

In the mid-1990s the Moscow-based beverage retailer Master was determined to break into production. Beginning its operations with 10 staff members in an abandoned Soviet-era building, Master is now one of Russia's leading modern soft drink producers. Today the company employs hundreds, managing offices in eight of Russia's regions and producing a wide range of soft drinks and juices. IFC has been a part of Master's growth. Master is one of eight companies that received loans from Moscow-based Probusinessbank with proceeds from IFC's $5 million subordinated loan.

The loan to Probusinessbank is IFC's first loan to a Russian bank since the 1998 financial crisis. As the banking sector in Russia remains weak, stifled by a lack of capital and critical reforms, IFC combines technical assistance and investment to stimulate the sector's growth. The technical assistance to Probusinessbank, managed by IFC's Private Enterprise Partnership and funded by the IFC-administered UK (DFID) Trust Fund, focused on improving the bank's strategy and organization, enhancing its lending practices, and strengthening its financial management and controls. IFC's technical assistance also included training the bank's staff to implement its new strategy of expanding lending to small and medium enterprises.

IFC's technical assistance to Probusinessbank is already yielding results. In 2001, with the increase in lending to the SME sector, the bank's assets grew by 27 percent. The bank's improved performance and increased transparency have also boosted investor confidence. In addition to IFC's loan, Probusinessbank received nearly $20 million worth of financing from the World Bank and the Black Sea Trade and Development Bank.

In FY02 IFC launched similar programs with two more Russian banks: NBD Bank based in Nizhny Novgorod and Center-invest Bank based in Rostov-on-Don. Technical assistance to these two banks is funded by the IFC-administered Norway Trust Fund.

KAZAKHSTAN

Attracting investors

Good corporate governance that protects shareholders is critical to attracting new investment. Today, few companies in the former Soviet Union meet standards that international investors demand.

TuranAlem Bank, the second-largest private sector bank in Kazakhstan, asked IFC to help structure an equity issue and place it with international investors. This was challenging, because Kazakhstan's banking system is young and its securities market is small and illiquid. Potential investors risked local currency devaluation, lack of exit mechanisms, poor transparency, and few minority protections.

To attract investment, we structured a quasi-equity instrument that incorporated minority shareholder protections, including board representation, key operational and financial policy requirements to improve TuranAlem's corporate governance, and reporting in accordance with international practices.

participated in the development of retail space in Latvia, including renovation of buildings on UNESCO's World Heritage list, and we supported the renovation of a Soviet-era hotel in Lithuania to create the first hotel with conference facilities in Vilnius.

IFC has also launched or continued to work on approximately 30 technical assistance projects to strengthen the private sector in Eastern Europe and Central Asia through the Private Enterprise Partnership, which has new donor funds of more than $32 million. In addition to donor funding, IFC contributes $4.2 million each year to manage the partnership. The partnership has expanded its technical assistance to the Central Asian republics, and to Georgia and Azerbaijan. Technical assistance activities have increased the sustainability of IFC investments in the automotive, furniture, forestry, dairy, and mining industries through support to local suppliers. It has also helped improve the regulatory environment affecting these businesses. Local companies in all sectors have benefited from training and consultation on their corporate governance practices, which are expected to broaden their access to both foreign and domestic investment.

We also advised governments on how to improve the investment environment and attract foreign investment. In particular, the Private Enterprise Partnership has made a significant contribution to bettering the legislative environment for leasing in several countries through work with local stakeholders in the private and public sectors.

COURTESY OF INTERCELL



COURTESY OF LINSTOW VARNER


alfa
RD Electronics

ABOVE: Intercell, a pulp and paper manufacturer in Poland.

TOP RIGHT: Linstova Varner received IFC financing to develop the retail sector in Latvia.

COURTESY OF ELCOTEQ



RUSSIA

An innovative approach in the far east

Magadan is a city of 130,000 people in Russia's far northeast. Located off the coast of the Sea of Okhotsk and eight time zones east of Moscow, the city is covered by snow for three seasons of the year and receives only six hours of sunlight a day in the winter but more than 19 hours in the summer.

Completely dependent on air and sea for trade, the Magadan region is one of Russia's most remote territories and is known for its vast natural resources, such as gold and silver. Yet despite the richness of its resource base, the poor soil quality, permafrost conditions, physical isolation from the rest of the country, and extreme temperatures keep the region economically depressed, with 75 percent of the population living below the poverty line.

To improve the economic situation, Magadan regional authorities have taken some important steps to enhance the business climate and attract much-needed investment. Today, the region boasts one of the most business-friendly environments in Russia, with one of the fastest turnaround registration times for small businesses, and is home to two large Canadian investments in the mining sector. IFC is a participant in one of these.

Given that mining accounts for 60 percent of economic activity in the Magadan region, IFC's Private Enterprise Partnership has been evaluating ways to extend the development impact of foreign and IFC investment in the mining sector on the greater economy of the area. As a result, the partnership has recently forged a unique arrangement among the Canadian government (Canadian International Development Agency, CIDA), the Canadian mining company Bema Gold Corporation (Bema), and IFC to spur economic development in the region by forming closer business ties with Canadian companies. Magadan is remarkably similar to Canada in climate and geography. It is these similarities that make Canada a particularly strong partner in bringing business know-how to this region of northern Russia.

The program aims to help Russian companies overcome basic but critical business barriers, including weak management skills, limited access to the mines, lack of market information, and few channels of financing. These actions will enable local firms to become suppliers to the mines and, in return, will help contribute to a more sustainable local economy by integrating local firms with foreign investments. "This project is a great example of private-public partnership. It is a win-win situation. It strengthens our bottom line while greatly contributing to local communities," commented Clive Johnson, president of Bema.

The larger goal of CIDA and the partnership in this initiative is to promote business development in the Magadan region. This will be accomplished in three ways. First, in the course of its work with selected SME mining suppliers, the project will ensure that any lessons learned and specific training materials developed are institutionalized with a number of local partners, such as schools and business associations. Second, through its direct work with enterprises, the project will identify key administrative barriers to business, raise awareness of these issues, and work with local and regional officials in cooperation with the business community to address them. Third, cross-cutting all facets of the initiative is an attempt to change the fundamental mindset and attitudes of local project participants toward the private sector—from entrepreneurs and enterprise managers to legislators and government officials.

Antigua and Barbuda	Guyana
Argentina	Haiti
The Bahamas	Honduras
Barbados	Jamaica
Belize	Mexico
Bolivia	Nicaragua
Brazil	Panama
Chile	Paraguay
Colombia	Peru
Costa Rica	St. Kitts and Nevis
Dominica	St. Lucia
Dominican Republic	Trinidad and Tobago
Ecuador	Uruguay
El Salvador	República Bolivariana de Venezuela
Grenada	
Guatemala	

LATIN AMERICA AND THE CARIBBEAN

DEVELOPING A BALANCED AND SUSTAINABLE PATH

The Latin America and Caribbean region is facing a difficult economic period. Beginning in mid-2001, growth slowed and poverty reduction stalled across the region. Confidence in the economy of Argentina was waning at the start of our fiscal year and then collapsed as the political situation and macroeconomic imbalances sent the country into one of the most severe crises in its history.

PROJECT FINANCING AND PORTFOLIO / Millions of USD

	FY01	FY02
Financing committed for IFC's account	705	1,144
Loans	553	833
Equity and quasi-equity*	151	294
Loan guarantees and risk management**	0	18
Loan syndications signed	312	330
TOTAL COMMITMENTS SIGNED**	**1,016**	**1,474**
Committed portfolio for IFC's account	5,204	5,584
Loans	4,050	4,431
Equity	1,122	1,115
Loan guarantees and risk management	32	38
Committed portfolio held for others (loan participations)	3,270	3,049
TOTAL COMMITTED PORTFOLIO	**8,474**	**8,633**
Financing approved for IFC's account	1,047	1,430
Loans‡	696	1,026
Equity and quasi-equity*	241	303
Loan guarantees and risk management	110	101
Loan syndications and underwriting	437	1,400
TOTAL FINANCING APPROVED	**1,484**	**2,830**

* Includes loan and equity-type, quasi-equity investments
** Revised FY01 figures
‡ Includes stand-by facilities

Private sector activities have ground to a halt in Argentina, where IFC has a large client base. The September 11 terrorist attacks deepened the region's economic problems brought on by the slowdown in the U.S. economy: trade, tourism, foreign direct investment, and remittances dropped significantly. A flight-to-quality mentality made it difficult for businesses other than top-tier companies to attract foreign capital.

Other issues clouded economic prospects at the national level. In Brazil, for example, a power crisis and political uncertainties are resulting in declining private debt flows, while domestic private sector financing needs remain high. Colombia's security risks increased after the government and the rebels failed to sustain peace negotiations. Venezuela is experiencing growing economic and social difficulties

FINANCIAL SECTOR COMMITMENTS, FY99-FY02
Latin America and the Caribbean


600
450
300
150
0
20
15
10
5
0
Millions of U.S. Dollars
Number of Projects
FY99
FY00
FY01
FY02
Number of projects
Total dollar amount

Note: Includes financial sector and funds projects

RICHARD LORD (4)









TOP: IFC supports agribusiness in Latin America.

LEFT AND ABOVE: During FY02, IFC provided financing for Peru's Tecnofil to help it upgrade its copper products manufacturing processes.

as political troubles intensify and the fiscal deficit widens.

While risk-averse investors were discouraged by developments in many parts of the region, Mexico proved more resilient than other countries, attracting stable net private capital inflows. Prudent fiscal management and past reforms reinforced the private sector. Yet even with its investment-grade standing, Mexico faces new challenges to sustaining the competitiveness of its businesses in a global economy. It will be equally challenging for Mexico to provide its population—half of which is still poor—with an adequate standard of living, a prospect plausible only with sustained private sector–led economic growth.

Private sector development is urgently required. Critical to the region's development is stronger growth

BRAZIL

Responding to changing needs

Until recently, Brazil's investment climate was strong. The country has pursued structural reforms, stayed the course on fiscal adjustment, restructured its banking system, and enhanced bank supervision and regulation. These efforts have created a favorable climate for private sector investment.

This year, however, foreign investors fled emerging markets because of spillover effects of the persisting Argentine crisis coupled with global economic turbulence. Domestically, Brazil faced a slowing economy and increased political uncertainty before a presidential election. These factors hampered Brazilian firms' ability to raise the long-term financing necessary for maintaining growth.

In an effort to support Brazilian companies in the face of these challenges, IFC provided Banco Itaú and Unibanco with separate credit lines totaling $250 million. The funding will be used to finance projects in infrastructure, energy, industrial expansion, and environmental upgrading.

The credit lines highlight our commitment to the country's economy and our ability to respond to the needs of our clients under shifting economic conditions. The loans will address economic bottlenecks that arose in Brazil this year, such as debilitating power shortages induced by the country's energy crisis. The loans are also likely to help stengthen the credit culture at two of Brazil's leading banks, mainly by supporting their growing project finance activities.

MEXICO

Environmentally responsible wood production

IFC's investment this year helped Mexican wood products company Holding Montealbán upgrade its production facilities, increase its capacity, and strengthen its distribution network. The company proactively employs environmentally responsible practices and has improved its business prospects as a result.

Holding Montealbán has been working with the Forest Stewardship Council for five years to obtain a chain-of-custody certification for certain product lines to verify that its wood is derived from sustainable sources. The company has already achieved 80 percent certification for its door lines and full certification for the targeted products of its sawmill subsidiary—the first for a Mexican firm.

International certification will allow the company to access the European Union market while supplying the North American market, which is increasingly adopting the same purchasing practices. IFC encouraged Holding Montealbán to enhance and formalize its existing technical assistance to help local communities improve forestry management and ensure the long-term sustainability of their practices. The program will facilitate community access to forestry programs, such as the World Bank's Community Forest Project, and offer direct advice. IFC helped the company improve its corporate governance and management practices and raise the environmental standards of its production facilities.

through higher investment and savings as well as a better distribution of the benefits of that growth. Failure to make progress in economic, financial, environmental, or social sustainability will undercut the ability of some countries to remain competitive. IFC brings special expertise in supporting sustainable businesses, and we are working with our clients to achieve higher standards.

IFC is responding to the diverse challenges in this region. Because our resources are limited relative to the needs, we have selected transactions in sectors and companies that demonstrate both a sustainable impact and especially strong financial prospects, with the intention of catalyzing broader development. In FY02, IFC committed financing of $1.1 billion to the region, including $330 million in loan syndications for private financial institutions, or B-loans. Despite reduced appetite for risk among investors, evident from the overall drop in lending in emerging markets, we saw a small increase in B-loan lending. IFC was also able to show a higher volume of lending for its own account, fulfilling the requirements mandated by our charter to catalyze investment in difficult climates.

A STRATEGIC BALANCE

The strong demand for our products and services from the region's private sector calls for a multifaceted strategy. In countries where the private sector faces lower capital flows and uncertain financial sustainability, IFC will concentrate on a core group of businesses to enhance their competitiveness and to strengthen their ability to withstand shocks. We will also work to improve the investment climate. In countries where the private sector enjoys better prospects, IFC intends to form a partnership with companies taking the lead in sustainability and governance practices. On a sectoral level, we are emphasizing building physical infrastructure, deepening financial systems, reaching smaller firms through financial intermediaries, targeting frontier countries and sectors, and supporting private participation in the social sector businesses.

As a result of the threat to private sector investments in the region and to our portfolio, we have sought to balance

COMMITMENTS
Latin America and the Caribbean
FY00-FY02


2,000
1,500
1,000
500
0
Millions of U.S. Dollars
FY00
FY01
FY02
Syndications and underwriting
Financing for IFC's own account

APPROVALS
Latin America and the Caribbean
FY00-FY02


3,000
2,500
2,000
1,500
1,000
500
0
Millions of U.S. Dollars
FY00
FY01
FY02
Syndications and underwriting
Financing for IFC's own account

PROJECTS AND COUNTRIES

Latin America and the Caribbean, FY00-FY02

COMMITMENTS	FY00	FY01	FY02
Number of projects	55	42	47
Number of countries	17	12	16

APPROVALS	FY00	FY01	FY02
Number of projects	58	54	55
Number of countries	15	14	16



RICHARD LORD (2)



LEFT: In Peru, MIBANCO received IFC support to help entrepreneurs.

BELOW: One MIBANCO customer displays her spools.

multiple objectives—maintaining profitability and efficiency and meeting the needs of the smaller and frontier clients facing high risks and requiring resource-intensive assistance in project preparation. IFC seeks to maintain a diversified regional portfolio with a reasonable mix of location and size. We pursue direct financing of larger clients where we have an essential role in providing otherwise unavailable long-term financing and can transfer best practice expertise in sustainable development and corporate governance. We also pursue investments in smaller projects with a good likelihood of success and demonstration impact. Finally, we are supporting a greater number of smaller enterprises through financial intermediation and technical assistance.

PROJECT ACTIVITY

Demand for IFC services was strong across the board during FY02. As a result, we supported some of the region's major companies, providing much-needed long-term finance and transferring know-how to enhance their competitiveness through financial and corporate restructuring. We introduced a higher standard of environmental, social, and corporate governance practices where we found opportunities to do so.

Notably, we supported companies in Colombia, including Suramericana (see p.24) in its financing of groupwide reorganization, a critical component of which involved improvements in corporate governance. In Brazil, we financed C.N. Odebrecht, a major construction company affected by the regionwide withdrawal of capital. An important component was to enhance its governance and sustainability activities. IFC also supported local small and medium electricity and water projects in Brazil through financial institutions (see sidebar).

In Argentina, IFC's existing country portfolio has been adversely affected by the economic crisis. With government reaffirmation of our preferred creditor status, however, we are working closely with our clients to help them overcome the harsh economic conditions, as evidenced by our support to Aceitera General Deheza, a major Argentine exporter of soy products. Upon reestablishment of a stable macroeconomic framework, IFC stands ready to further support private sector partners in Argentina.

IFC along with donors provided technical assistance, advisory services, and thematic seminars to strengthen regional businesses. These activities complement and reinforce our financing and sustainability efforts. We have been especially active in support of improved corporate governance. We held a corporate governance seminar in Rio de Janeiro that was well received by the 70 business leaders who participated. IFC is also a sponsor of the Novo Mercado, a new division of the Brazilian stock exchange that lists only companies meeting high standards of corporate governance. With IBRD and OECD, IFC sponsored the third Latin American Corporate Governance Roundtable in Mexico. In Colombia, we sponsored a related seminar for managers and investors. IFC is also assisting in the establishment of institutes of corporate governance that will provide training to company directors in the region.

LATIN AMERICA

A new partner to support small businesses

FUNDES offers small and medium enterprises throughout Latin America an integrated package of services. The Costa Rica–based organization has a strong track record of cost recovery, and expanding its model has earned it a reputation as one of the world's best networks for providing technical assistance and capacity-building products to small businesses. Over 18 years, FUNDES has worked with more than 80,000 businesses, centering its efforts on expanding entrepreneurs' access to management skills and financing and improving the local business environment.

This year IFC and FUNDES became partners, agreeing to work together to build the small business sector. FUNDES received two rounds of support totaling over $1 million from IFC's SME Capacity Building Facility. The facility is a flexible, new, quick-response financing instrument that helps the World Bank Group, its partners, and local institutions do more to serve small and medium enterprises, especially by creating sustainable, effective local capacity.

Projects funded through this facility have worked to improve the business-enabling environment for small entrepreneurs in Bolivia and Costa Rica, to strengthen their knowledge management systems, and to link local businesses more closely to the large Yanacocha gold mine in Peru. The growing relationship between FUNDES and IFC is expected to lead to future collaborative efforts.

Afghanistan	Morocco
Algeria	Oman
Bahrain	Saudi Arabia
Arab Republic of Egypt	Syrian Arab Republic
Islamic Republic of Iran	Tunisia
Jordan	United Arab Emirates
Kuwait	West Bank and Gaza
Lebanon	Republic of Yemen

MIDDLE EAST AND NORTH AFRICA

GROUNDWORK FOR PRIVATE SECTOR-LED GROWTH

The Middle East and North Africa region is diverse, with a complex political and economic climate. Economic openness is uneven across countries, and ongoing conflicts take a toll on economies, hampering investment in the area. Foreign direct investment flows to the region continue to be among the lowest in the world. Combined with the heavy involvement of many governments in the business of business, the climate for private sector investment remains challenging.

PROJECT FINANCING AND PORTFOLIO / Millions of USD

	FY01	FY02
Financing committed for IFC's account	341	107
Loans	217	80
Equity and quasi-equity*	31	6
Loan guarantees and risk management*	93	20
Loan syndications signed	615	31
TOTAL COMMITMENTS SIGNED*	**956**	**137**
Committed portfolio for IFC's account	842	815
Loans	542	526
Equity	205	192
Loan guarantees and risk management	95	97
Committed portfolio held for others (loan participations)	734	733
TOTAL COMMITTED PORTFOLIO	**1,576**	**1,548**
Financing approved for IFC's account	327	157
Loans**	256	125
Equity and quasi-equity‡	31	6
Loan guarantees and risk management	41	27
Loan syndications and underwriting	634	35
TOTAL FINANCING APPROVED	**961**	**192**

* Revised FY01 figures
** Includes stand-by facilities
‡ Includes loan and equity-type, quasi-equity investments

Local and global conflict affected the MENA region considerably this year. Hostilities in the West Bank and Gaza have had a damaging effect on the economy, and standards of living have dropped significantly. Meanwhile, the September 11 attacks and their aftermath have discouraged tourism, which is a large source of foreign currency for Egypt, Jordan, and other countries in the region.

Economic growth in the region slowed due to the unfavorable economic environment and regional security issues. Despite slowing regional growth, however, oil-exporting countries benefited from rising export revenues, improved fiscal positions, and higher rates of investments. Similarly, among the diversified exporters, agricultural production and rural incomes received a

MATTIAS HEDINGER



PEER STEIN



TOP: A money changer in Kabul. IFC provided technical assistance to help establish a microfinance bank in Afghanistan.

LEFT: IFC provided financing for the Daaboul Company, which is constructing a linear alkyl benzene plant near Damascus, Syria.

strong boost from an end to long-standing drought conditions.

Sectors such as manufacturing and services continue to grow in most countries despite the difficult regional environment, and IFC has been available to help. We maintained a robust investment program in FY02, which followed the strongest single year ever of investment activity by IFC in the region. This year our dollar volume of investment was lower, since we supported a large number of smaller projects. Spanning a range of sectors, these projects are likely to complement the development impact of last year's investments, among which large infrastructure projects predominated.

SYRIA

Opening up the banking sector

Syria's banking sector was nationalized in 1961. Private sector companies in the country are offered limited services, and many have little access to capital to help them expand their businesses. Recently, Syria has sought to open up the banking sector to private investors.

IFC has agreed to structure and establish the Syrian Commercial Bank. The project is supported by the BLOM Bank of Lebanon, which will act as the technical partner, and a group of Syrian businessmen, who jointly control a majority stake. IFC will make an equity investment in the bank.

SCBank will serve private enterprises and improve the banking sector in Syria. This joint-venture bank is expected to draw on best practices from other countries and serve as a model for using modern banking techniques, upgrading standards, promoting competition, and increasing efficiency. SCBank will offer clients commercial banking products that are currently unavailable to retail and corporate customers in Syria. It will place a particular emphasis on offering new services to small and medium enterprises, which generate most of the economic activity in the country.

COMMITMENTS
Middle East and North Africa
FY00-FY02


1,000
750
500
250
0
Millions of U.S. Dollars
FY00
FY01
FY02
Syndications and underwriting
Financing for IFC's own account

APPROVALS
Middle East and North Africa
FY00-FY02


1,000
750
500
250
0
Millions of U.S. Dollars
FY00
FY01
FY02
Syndications and underwriting
Financing for IFC's own account

PROJECTS AND COUNTRIES

Middle East and North Africa, FY00-FY02

COMMITMENTS	FY00	FY01	FY02
Number of projects	12	16	11
Number of countries	8	7	4

APPROVALS	FY00	FY01	FY02
Number of projects	16	15	14
Number of countries	10	6	7

ALGERIA

Extending access to the financial sector

In Algeria, small and medium companies frequently have little contact with the formal financial sector. To address this problem, Algérie Leasing Corporation was established in 2002 as the first private sector company of its kind in the country. AL provides medium-term financial leases in the construction, transport, manufacturing, and agribusiness sectors, among others. The project also supports the diversification of an economy heavily dependent on the export of oil and gas.

Building on IFC's global experience in leasing and financial markets, the project will provide Algerian small businesses with increased access to finance, in many cases for the first time. Algerian banks, which generally lack leasing services capacity, are unable to reach that market. State-owned banks dominate the financial sector and are geared largely toward serving publicly owned companies, while private financial institutions need to offer new services to nascent private sector clients.

This project is expected to promote growth and increase competition in the financial sector, which should encourage new players to enter the market and support the development of new financial instruments for Algeria. IFC and the World Bank have played a role in developing leasing laws and regulations in the country since the mid-1990s. Support for AL demonstrates how an IFC investment can assist other World Bank Group institutions in developing private sector policy.

Countries that have made economic liberalization a priority are seeing the benefits and providing fertile territory for IFC private sector investment. Meanwhile, the controlled economic regimes in many countries in the region are less attractive for private sector development and investment. In such economies, IFC will continue to work with the World Bank to improve the investment environment in a manner that helps them achieve their full economic potential.

IFC committed 11 investments for $137 million. Of that amount, $31 million was for the account of banks participating in our B-loan program. At the end of the year, the total committed portfolio was $1.55 billion in the region.

STRATEGY AND INVESTMENT

IFC strategy targets investments where our development role is the greatest. We look especially for opportunities to develop financial markets, to support small and medium enterprises, to encourage export-oriented manufacturing, and to finance infrastructure.

Our investments this year included a number of milestones. In Syria, we provided financing to SCBank, the first private sector bank in the country, and to Daaboul, a petrochemical plant producing feedstock for liquid soaps and detergents. We approved financing plans for IFC's first weather insurance derivative investment in Morocco to support the agricultural sector.

We approved a plan to invest in Algeria Cement Company that will support the first private sector cement plant in that country. It has the added benefit of enhancing intraregional investment by matching an Egyptian sponsor with Algerian businesses.

IFC has also played an instrumental role in the development of the financial sector through technical assistance. Examples of this type of activity in FY02 included advice to Syria on banking and Saudi Arabia on corporate bond issues.

LINKING FINANCIAL SECTOR AND SME ACTIVITY

Because many economies in the MENA region are dominated by small or medium enterprises, supporting them is critical to development. As a result, our investments in financial markets are ultimately structured to support smaller businesses. For example, we provided a trade enhancement facility for Algerian financial institutions whose clients are small and medium businesses. Similarly, our approved plan to guarantee a Saudi Orix Leasing bond issue will benefit smaller clients of the leasing company.

This year we also structured the new North Africa Small and Medium Enterprise Development Facility to benefit a large number of businesses in Algeria, Egypt, and Morocco. This facility will provide support and training to participating financial institutions to increase their capacity to service small businesses. Even our highly structured weather insurance derivative product, which will break ground by establishing a new financial instrument in the region, will greatly benefit smaller agricultural enterprises in Morocco, which are heavily affected by rainfall levels.

SUPPORT FOR EXPORTS

IFC invested extensively in projects that support exports, especially in Algeria, Egypt, and Jordan. Jordan has made significant investments in industrial zones to capitalize on its qualified industrial zone status, a special category of export zone established under bilateral trade agreements with the United States. These zones will help the expanding manufacturing sector in Jordan and increase its exports. Two such projects receiving IFC funding this year were Al Tajamouat Industrial City and Industry and Information Technology Park, both of which house foreign-owned manufacturing businesses for export. Other notable projects producing exports include Alexandria Automotive Casting (see sidebar), an automotive parts manufacturer in Egypt, and Middle East Regional Development Enterprise, a silica sand project in Jordan.

IFC continued to work this year with sponsors to develop projects in power, water, transport, and telecommunications. This business development work is expected to have benefits in future years.


MATTHIAS HEDINGER

EGYPT

Supplying auto parts and technical know-how

As the auto industry has moved away from fully integrated production facilities, leading manufacturers have been looking for high-quality, long-term partners to supply parts and engineering know-how. In their search for lower-cost suppliers, European automotive companies in particular are turning to North African firms as the source of these components. Egypt, because of the ready availability of lower-cost labor and energy as well as its proximity to Europe, is a prime location.

IFC's euro 3.5 million investment in Alexandria Automotive Casting (AAC) demonstrates the potential of Egypt as a supplier. Continental Teves (CT) of Germany, one of the top manufacturers of automotive brake systems, approached the main project sponsor, the Mansour Group, regarding the supply of high-quality castings using state-of-the-art technology. IFC was able to provide long-term foreign currency financing, which was not available from the local banking sector; the total project cost will be $14 million. IFC was also valued for its ability to ensure best environmental and social practices in the development of this project. IFC's participation is expected to provide a demonstration effect for other foreign investors to support export-oriented manufacturing in Egypt.

AAC will be located near the Alexandria port and will employ 35 workers. In its first five years of operation, AAC will have guaranteed exports of a certain volume to CT. After it has achieved full capacity and attained a proven product quality, it can seek other customers in the automotive industry.



ANNUAL REVIEW

"Private enterprise, more often than not, can create public goods beyond tax revenue. And we all have a tremendous stake in helping companies do that. Particularly in the developing nations, we need to continue to make that case—the business case for sustainability."

— PETER WOICKE, Executive Vice President, IFC

SUSTAINABILITY REVIEW

As public concern about environmental, social, and corporate governance issues grows, there has been more interest in the impact of businesses and financial institutions. Sustainability reporting is an increasingly common response by the private sector to this interest, whether undertaken on a mandated or a voluntary basis. Such reporting offers clients, shareholders, and other stakeholders a better and more comprehensive understanding of performance. Building on a number of reporting and accountability initiatives established by IFC in recent years, we continue to seek to produce better information than ever on the Corporation, as evidenced in this, IFC's first Sustainability Review.[1]

The review reflects the evolution of IFC's approach to its key strategic priority of sustainable development. From its outset in 1956, IFC has aimed to promote economic activity that is sustainable over time, through long-term, financially viable private sector investment that demonstrates a positive economic impact. Since 1989, IFC has also required that projects comply with minimum environmental and social standards. Today, IFC is responding to a continuously changing business landscape by helping clients find opportunities to enhance the economic, environmental, social, and corporate governance impact of their projects, while reaping financial benefits from such actions.

The business case lies at the heart of IFC's new approach to sustainability. We have found that in a growing number of our projects, the pursuit of self-interest is an effective complement to regulatory approaches for making progress on global sustainability. This has made sustainability an important vehicle for IFC to add value to our private sector clients and complement member countries' own development efforts. With its commitment, experience, and resources, IFC is increasingly becoming the sustainability partner of choice.

[1] *This section is based on our full Sustainability Review, which appears in Volume 2 of this annual report.*

IFC'S MISSION *is to promote sustainable private sector investment in developing countries, helping to reduce poverty and improve people's lives.*

IFC, a member of the World Bank Group, is a global investor and advisor committed to promoting sustainable projects in developing member countries that are economically beneficial, financially and commercially sound, and environmentally and socially sustainable. We believe that sound economic growth is critical to poverty reduction; that it is grounded in the development of entrepreneurship and successful private investment; and that a conducive business environment is needed for private enterprises to thrive and contribute to improving people's lives. We seek to improve our performance by responding to clients promptly, sharing our successes, and learning from our experience. We are therefore committed to and strive to uphold the following principles:

Added Value

We add value to our developing member countries by:

- taking educated risks that the private sector will not take alone
- pioneering opportunities in frontier countries and sectors to maximize our projects' demonstration effect and catalytic role
- developing innovative new products and services that better meet our clients' needs
- providing quality advice when the private sector is unwilling or unable to do so
- sharing knowledge to promote successful private investment, entrepreneurship, and enabling business environments
- integrating best environmental, social, and corporate governance practices in all our work
- being responsive to the needs of our private sector clients in a timely manner

Integrity

We act with integrity in our transactions and daily work by:

- holding ourselves and our clients to the highest professional and ethical standards
- recognizing, in every investment, the importance and value of good corporate governance
- seeking to be transparent, accountable, and equitable
- being honest, open, and fair in our dealings with each other, with our clients, and with local communities

Environmental and Social Sustainability

We demonstrate our core commitment to sustainable development by:

- ensuring that our projects attain high environmental and social standards
- consulting with local communities on project-specific environmental and social impacts and opportunities
- working with responsible clients, other lenders, and local NGOs
- listening actively and responding to stakeholders and their concerns

"Financial markets are key in the pursuit of sustainable development because they hold the scorecard, allocate the capital, and provide risk coverage. By promoting sustainable investments, global institutions such as IFC have a unique opportunity to make a difference."

— BJÖRN STIGSON, President, World Business Council for Sustainable Development

A CORPORATE PRIORITY

IFC has made sustainability a corporate priority because of the fundamental changes affecting our clients, our countries, and ourselves. Public understanding of environmental, social, and corporate governance issues is growing, driven by press reports, activism, and ever-easier communications. This heightened public awareness is driving changes in consumer behavior, investment, and pressure for policy or regulatory changes. All signs point to continued pressure for change.

IFC, as part of its sustainable development initiative, seeks to promote strong performance by the private sector to achieve greater economic, environmental, social, and corporate governance impact. This commitment to sustainability is a logical evolution of IFC's role, not a departure from its core business. It builds on IFC's experience in ensuring the long-term financial and economic viability of its investments and requiring compliance with minimum environmental and social standards.

The business case

A growing body of evidence holds that, in many situations, improved environmental, social, and corporate governance performance provides financial benefits. This is the business case for sustainability: a commitment to sustainable approaches is a wise business decision.

A new role for IFC is helping clients become aware of opportunities to be gained from sustainability, in addition to helping them determine how to meet IFC's minimum standards. Developing-country firms risk being left behind in this new area, missing opportunities, and finding themselves at a competitive disadvantage in an increasingly global market. IFC's efforts seek to address this imbalance. A business case database with over 400 firm-specific examples is a key tool for incorporating sustainability into IFC operations.

ECONOMIC IMPACT

The need for IFC investment

Limited access to equity or long-term debt financing in emerging markets can deter private investment. IFC plays an important role in promoting private sector–driven growth in emerging markets, providing long-term capital to private sector firms where it is otherwise not available, and reducing the aggregate volatility of capital flows to these firms.

IFC's country-level impact

IFC provides a wide range of advisory services to governments to improve the investment climate for private sector projects. In addition, IFC's transfer of knowledge and experience to domestic corporations plays an important role in efforts to improve the investment climate for member countries. To the extent that IFC models effective project structures in relatively risky environments and changes investor perceptions of risk and returns, IFC's involvement in a project encourages investments in other projects in the same market. IFC identifies how best to support the private sector development efforts of developing member countries through World Bank Group Country Assistance Strategies (CAS). In the CAS, IFC prioritizes investment and advisory goals in response to the specific needs of the country involved.

IFC's project-level impact

IFC has always defined a successful investment as one with sustainable financial as well as economic impact, that is, a profitable project not dependent on market distortions. IFC's concern has been both its projects' financial bottom line and the positive effects on the domestic economy, including measurable economic benefits and intangible ones.

OPERATIONS EVALUATION GROUP

Every year in its annual review, OEG evaluates IFC investment operations, analyzing the performance of randomly selected projects and describing the patterns that emerge from that analysis. The review draws lessons from past performance and makes recommendations to management and the Board for improving IFC's results in pursuit of its strategy.

In its most recent annual review of 171 projects approved during 1993–1995, OEG determined that 42 percent of IFC projects achieved both good development impacts and good investment results—so-called "win-win" outcomes. Taken separately, a higher proportion (61 percent) have achieved good development impacts than those attaining a satisfactory IFC profitability standard (49 percent). Eighty-one percent of projects reviewed have had a positive impact on living standards, while most made substantial contributions to private sector development, the environment, or overall economic growth. The review found that investments in those projects that are now part of the Corporation's strategic priorities have yielded better investment results and improved development impacts than have investments in nonpriority sectors. It also found that IFC projects have performed better in countries that have improved their investment climates over the past decade.



Development Outcome
Success Rates
100
80
60
40
20
0
61%
81%
73%
66%
60%
45%
Development Outcome
Living Standards
Private Sector Development
Environmental Impacts
Growth of the Economy
Project Business Success

Strategic focus on multiplier effects

Certain sectors and types of projects can provide extremely large contributions to economic development, where multiplier effects in addition to the economically productive use of capital are significant. In its strategic focus, IFC seeks to emphasize those sectors, which include domestic financial markets, infrastructure, information and communications technology, and social sectors. Sixty-two percent of FY02 commitments, including IFC's own account and syndications, were in those sectors.

Economic high-impact framework

As part of the sustainability initiative and new departmental performance incentives, IFC has recently developed an economic high-impact framework that aims to better assess and articulate project impact.

This framework is still centered on positive economic contributions but is adapted to the broader sustainability approach, making it easier to compile information and report credibly. It seeks to capture multiplier spillover effects that benefit the economy but are hard to quantify or are not captured by a project and parallels our new approach to environmental, social, and governance impacts.

Corporate governance

The quality of corporate governance has become widely recognized as an important issue in developing countries. Improvement of corporate governance practices and support for firms that follow good practices contribute to development. Corporate leaders in all types of companies are beginning to realize that improved governance not only lowers the cost of capital but also improves company performance. IFC has placed increasing emphasis on improved corporate governance. It is one of the eight high-impact categories in the sustainability framework. IFC's Corporate Governance Group promotes good practices, trains IFC-nominated directors on boards of IFC investee companies, and advises government policy makers on improved governance frameworks.

"By integrating sustainability into its activities and modeling good practice, IFC can help improve the performance of other public financiers of private sector activities, such as bilateral export credit and investment promotion agencies."

— FRANCES SEYMOUR, Director of Program in Institutions and Governance, World Resources Institute

ENVIRONMENTAL AND SOCIAL IMPACT

Safeguard policies and guidelines

IFC has developed safeguard policies and guidelines for environmental and social issues that project sponsors should adhere to during project preparation and implementation. These policies are derived from IFC's 46 years of experience in developing projects around the world, giving project sponsors a powerful tool for improving sustainability.

Environmental and social review

IFC's Environmental and Social Review Procedure guides IFC staff in the application of the policy and guideline framework to environmental and social analysis of IFC projects. These requirements are fully integrated into IFC's business processes and project cycle. An internal audit program, which is part of IFC's Quality Project Management, regularly reviews the performance of both the system and the individual project managers.

Quality Project Management

An internal environmental and social development management system for IFC was implemented in 2000 for direct investments and in 2001 for investments in financial institutions. The Quality Project Management (QPM) system in IFC's Environment and Social Development Department covers appraisal and supervision of projects, promotes consistency and best practice through a mix of guidance and formal requirements, encourages use of lessons of experience on the premise that good supervision starts when projects are being considered, encourages discussion and agreement on performance requirements, and helps develop consistent annual monitoring reports.

As part of QPM, the Environmental and Social Risk Rating (ESRR) system was introduced in March 2000 for all projects classified as category A or B (for a description of IFC categories, see IFC's Disclosure Policy and Tracking, p.71). The ESRR was introduced for financial intermediary projects in July 2001.

The ESRR is a simple, dynamic ranking tool to define supervision priorities. It takes into account risk factors, compliance factors, and management and reporting factors. Based on the questions related to each factor, the project is scored good, average, watch, or substandard. A substandard categorization may result from a number of factors, and projects that fall into this category are judged in the context of the investment situation. For example, projects may have yet to establish reporting requirements or have a relatively low impact. The ESRR allows IFC to take into account a complex web of factors in determining which projects should be identified for special supervision. It provides a more sophisticated approach than monitoring projects for simple guideline compliance.

As of June 2002, IFC had scored 79 percent of all companies in which it had investments, and 72 percent of scored companies were rated average or good. The number of substandard projects was 3 percent in June 2002. IFC environment and social staff prioritize supervision needs taking into account the ESSR ratings. Further data on performance are provided in Volume 2.

Environmental training for financial institutions

Since November 1997, IFC has complemented its environmental review processes with a program for training senior managers to implement in-house environmental management systems. The workshops have been delivered to over 300 top managers and staff of financial institutions from 45 nations.

"During the last few years IFC has been improving its focus on environmental matters. There are more consultations with local specialists and NGOs. I hope to see IFC provide more encouragement for the social contribution made by companies through microcredit, creation of job opportunities through small business development, and capacity building among local NGOs and communities."

— CHOLPON DYIKANOVA, Director, Community and Business Forum, Kyrgyz Republic

Sustainability framework

As part of the sustainability initiative, IFC has a new role to play in helping clients become more aware of "added value" or "doing good" opportunities, in addition to helping them figure out how to meet IFC's baseline of "do no harm" minimum environmental and social requirements. IFC and many of its clients already contribute to the provision of public goods. These contributions may not necessarily be recognized or given adequate credit, in part because they are more difficult to identify and articulate. IFC therefore developed, through internal and targeted external consultation, a sustainability framework to define more precisely what "doing good" means from an environmental, social, or corporate governance perspective. This framework does not change our minimum standards, and there is no policy requirement for any IFC project to meet a higher standard.

Both the sustainability framework and the economic high-impact framework were developed as tools to provide an objective, comparable, and credible basis for assessing the added-value contributions of IFC projects.

At the corporate level, the frameworks will help provide perspective on the aggregate contribution of IFC projects to long-term sustainable development. Within investment departments, the frameworks provide guidance for teams on what added value or beneficial high impact might look like. The frameworks will allow due credit to be given to those who make sustainable outcomes a priority.

Tracking and reporting high impacts

IFC has developed a pilot process for identifying, assessing, and tracking new commitments that have high beneficial impact in one or more dimension of financial, economic, corporate governance, or social performance. We are continuing to refine the two high-impact frameworks and modifying management reporting systems. As part of the pilot, we have reviewed the commitments reported during FY02 and have identified 88 projects, or 47 percent of commitments, as having high impact in at least one of the dimensions. A sample of those projects is provided in Volume 2 for illustration.

IFC's approach to key sustainability issues

A number of sustainability issues have the potential to affect the development impact of IFC investment activities and advisory work across departments. These issues include biodiversity, climate change, revenue management and distribution, and support for small and medium enterprises, including supply and distribution chain linkages, and HIV/AIDS. A detailed discussion of IFC's approach to each of these issues is provided in Volume 2.

New markets and opportunities

A new role for IFC is helping clients become aware of opportunities to gain from sustainability beyond what they have to do as part of meeting the Corporation's minimum standards. Along these lines, IFC is actively seeking ways to accelerate market acceptance of technologies, products, and operating practices that benefit the environment. We are acting as a catalyst to identify, develop, and structure innovative projects with environmental benefits and to mainstream those investments within the private sector and IFC.

IFC's new environmental and social development facilities

IFC has established three new facilities specifically to support increased environmental and social sustainability. The facilities, approved by IFC's Board of Directors in June 2002, address three core areas of IFC's work:

- Mainstream project–related work (Corporate Citizenship Facility)
- Capacity building in financial markets (Sustainable Financial Markets Facility)
- Environmental projects and project components (Environmental Opportunities Facility)

TRANSPARENCY AND ACCOUNTABILITY

IFC's disclosure policy and tracking

IFC recognizes and endorses the fundamental importance of accountability and transparency in the development process. Under its disclosure policy, IFC releases a summary of project information (and environmental review summaries for Category B projects) 30 days prior to review of projects by the Board of Directors. Environmental impact assessments for Category A projects must be released 60 days in advance of Board review.

IFC's disclosure policy was substantially strengthened in 1995 and 1998 to increase the transparency of the Corporation's activities. Improvements included requiring local release and translation into local languages of Category B environmental review summaries. Local release and translation are also provided for Category A projects. Documents in English can be found at *http://www.ifc.org/projects.*

IFC released information on all FY02 projects approved (209) with the exception of rescheduling, restructuring, or rights issues for which the disclosure policy does not apply. A summary of this reporting and project categories are provided in the accompanying table.

TRACKING IFC'S DISCLOSURE

	COMPLIANCE*	NO. OF PROJECTS
Category A Projects	100%	6
Category B Projects	100%	97
Category C and FI Projects	99.7%	106

*Indicates the percentage of summaries of project information and relevant environmental documents that were released in compliance with disclosure policy.

Category A projects have the potential to produce significant adverse environmental impacts. Category B projects have fewer potential damaging impacts, such as those that are site-specific and are likely to be reversible. Category C projects are likely to have minimal or no adverse environmental impacts, and environmental documents are not required. Category FI projects relate to investments through a financial intermediary. If the projects financed by the intermediary may have adverse environmental impacts, the sponsor is required to undertake an environmental review of each project.

In rare instances, an internal waiver is granted to allow the public release of information less than 30 days prior to Board review of a project. This occurred once during FY02 in order to facilitate Board consideration of two complementary projects, for which public information had already been released on one of the two projects. Under normal circumstances, waivers are not granted, and Board meetings are rescheduled if adequate public notice is not provided in advance of project review.

IFC's full disclosure policy and links to detailed information on our projects can be found at *www.ifc.org/policies.*

Compliance Advisor/Ombudsman

The office of the Compliance Advisor/Ombudsman establishes a significant mechanism for accountability to IFC's and MIGA's member countries and civil society, particularly with respect to environmental and social performance. The office accepted 12 complaints during its second full year of operations. It completed its audit procedure and guidelines and provided extensive advisory activity. As the profile and potential of the ombudsman model became more apparent, other financial institutions and bilateral agencies have sought advice from the CAO office or have adopted its approach for governance and accountability.

IFC footprint

As the concept of sustainability gains wider acceptance, many banks and other financial institutions are looking for new ways of reporting their impact beyond the financial bottom line. Given the high priority placed on sustainability in IFC operations, management more carefully considered the Corporation's institutional footprint this year. This footprint comprises environmental, health and safety, and social impacts and includes management of buildings, employees, procurement, and interaction with IFC's immediate local communities (such as those in Washington, D.C.). We asked an external consulting firm to work with us to define the key areas of our footprint and carry out a performance review.

The review found that IFC's footprint achievements are not visible to internal or external stakeholders because of the lack of public disclosure. IFC is therefore not gaining full value and recognition, internally or externally, from existing programs and initiatives. IFC management will be reviewing the report to determine priorities for improvement.

"IFC's input improved communication with the community and municipalities and in this way enhanced our image and increased our number of clients."

— IFC CLIENT SURVEY, 2002

IFC'S FINANCIAL PERFORMANCE HIGHLIGHTS, FY01-FY02		
Millions of U.S. Dollars	FY01	FY02
CLIENT SERVICES–OPERATING INCOME (LOSS)	**(73)**	**(56)**
Loan–operating income	(28)	(125)
Equity/quasi-equity–operating income	(11)	91
Technical assistance	(13)	(21)
Contributions to facilities	(16)	(22)
Corporate charges and other	(5)	21
IFC TREASURY SERVICES–OPERATING INCOME	**314**	**217**
IFC OPERATING INCOME	**241**	**161**

* FY01 comparatives have been restated to conform to current period allocations.

FINANCIAL REVIEW

Operating income in fiscal year 2002 was $161 million, below the $241 million earned in FY01 and $380 million in FY00 (operating income excludes the effects of accounting standards for derivatives and hedging activities; including these effects, IFC's net income totaled $215 million in FY02, as compared with $345 million in FY01). Operating income in FY02 comprised an operations loss of $56 million on the Corporation's client services operations compared to a $73 million operating loss in FY01 and operating income on treasury services of $217 million, down from the $314 million operating income in FY01. Overall, the Corporation's operating return on average net worth declined from 4.1 percent in FY01 to 2.7 percent in FY02.

The reduced operating loss on client services operations reflected higher realized equity portfolio income, offset largely by further deterioration in the loan and equity portfolio performance which resulted in a significantly higher level of loss provisioning than in the previous year. The loan portfolio generated an operating loss of $125 million in FY02 (after charges for nonaccruals, specific loss provisions, administrative expenses, and borrowing costs—the latter restated to account for fair market gains and losses). This follows an operating loss of $28 million in FY01. The equity and quasi-equity portfolios—that is, the portfolios funded from net worth—recorded operating income of $91 million in FY02, compared to an operating loss of $11 million in FY01. Realized capital gains from sales of equities totaled $288 million compared with $91 million in FY01.

Operating income from IFC's treasury services principally reflected a significant but reduced contribution from liquid asset income. Income from treasury services totaled $217 million in FY02, down from $314 million in FY01.

New investment commitments for IFC's account amounted to $3.1 billion (including $0.3 billion in signed guarantees and risk management facilities), and an additional $0.5 billion in loan syndications were signed. The disbursed investment portfolio of $10.7 billion at June 30, 2002, stood 2 percent below its level at June 30, 2001. The Corporation's administrative expenses in FY02 grew 8 percent to $327 million from $304 million in FY01. Excluding jeopardy expenses, one-time charges, and after excluding the effect of reimbursed expenses, administrative expenses fell by $5 million, from $280 million in FY01 to $275 million in FY02. As a share of average disbursed investment portfolio, total administrative expenses were 3.0 percent in FY02, up from 2.8 percent in FY01. However, as part of IFC's overall reorganization and also to address the impact on operating

OPERATING INCOME AND RETURN ON AVERAGE NET WORTH, FY98-FY02

Millions of U.S. Dollars


600
400
200
0
Millions of U.S. Dollars
FY98
FY99
FY00
FY01
FY02
12%
10%
8%
6%
4%
2%
0%
Return on Average Net Worth
Operating Income
Return on Average Net Worth

income of the emerging crisis in Argentina, the Corporation implemented a series of efficiency and effectiveness measures in the second half of the year. IFC's borrowings continued to keep pace with its lending activities. New borrowings in the international markets totaled $4.0 billion equivalent in FY02.

FINANCIAL PERFORMANCE OF MAJOR PRODUCT LINES

Disbursed and outstanding loans (excluding loan-type quasi-equities) declined 2 percent from $7.0 billion in FY01 to $6.9 billion in FY02. IFC's loan portfolio showed an operating loss in FY02 of $125 million, compared to an operating loss of $28 million in FY01. The net interest margin widened as base LIBOR rates continued to fall, but this was more than offset by lower interest collections in FY02 than in FY01, weaker investment-related service fee income, and substantially higher specific loss provision charges. The net loss on the loan portfolio was equivalent to 11.2 percent of capital employed, compared to 2.5 percent in FY01.

The equity and quasi-equity portfolio, IFC's net worth funded portfolio, fell by 2 percent in FY02 to $3.9 billion. This portfolio recorded operating income of $91 million in FY02, compared to an operating loss of $11 million in FY01, mainly because of higher realized capital gains on equity sales. Realized capital gains from sales of equities totaled $288 million, and dividend income totaled $140 million (compared with $91 million and $131 million, respectively, in FY01). This was equivalent to a return on capital employed of 2.8 percent in FY02, after a loss of 0.3 percent in FY01.

Total provisions for losses for FY02 were $657 million, higher than the $402 million provided in FY01. The accumulated reserve against losses on loans and equity investments increased to 25.8 percent of the year-end disbursed and outstanding portfolio, compared with 20.3 percent in FY01.

CAPITAL AND RETAINED EARNINGS

IFC's net worth principally comprises retained earnings and paid-in capital. IFC's paid-in capital was $2.4 billion, unchanged from the end of FY01, while net income of $215 million increased retained earnings to $3.9 billion.

On June 30, 2002, IFC's capital adequacy ratio (paid-in capital, retained earnings, and adjusted general reserves compared with risk-weighted assets, both on- and off-balance sheet) stood at 49 percent. This is well above the policy minimum of 30 percent, defined under the capital adequacy framework adopted by the Board of Directors in May 1994. IFC's leverage ratio—which is outstanding borrowings and guarantees measured in relation to the sum of subscribed capital and retained earnings—was 2.8 to 1, well within the limit of 4.0 to 1 prescribed by the Articles of Agreement.

FUNDING MANAGEMENT

In FY02, IFC borrowed $4.0 billion equivalent in the international capital markets. In FY02, IFC also repurchased $186 million in outstanding debt. These repurchases were undertaken as part of IFC's strategy of enhancing the liquidity of its outstanding bond issues.

All borrowings were swapped into floating-rate U.S. dollars. Most loans made by IFC are denominated in U.S. dollars on a floating-rate basis. The below-LIBOR cost achieved through the use of currency and interest rate swaps as well as the income generated through debt repurchases also contributed to maintaining IFC's low funding cost and profitability in FY02.

IFC issued securities in three main currencies—U.S. dollars, Japanese yen, and Hong Kong dollars. The largest borrowing of the year was a US$1 billion global bond issue, IFC's third such transaction. IFC also launched a domestic Colombian peso transaction, the first borrowing ever by a nonresident issuer.

On an after-swap basis, IFC raised 26 percent of total new borrowings in FY02 through its U.S. dollar benchmark issue, 6 percent via a Switzerland-targeted eurodollar borrowing, 51 percent through smaller structured trades targeted to Japanese institutions, 7 percent through borrowings sold to Japanese retail investors, 7 percent in Hong Kong dollars, and 3 percent in Colombian pesos.

LIQUIDITY MANAGEMENT

Total liquid assets grew to $14.5 billion at June 30, 2002, a 9 percent increase from $13.3 billion a year earlier. The majority of liquid assets are held in U.S. dollars, with small euro and yen balances held to support operational disbursements. Liquid assets were increased through the proceeds of new borrowings and interest income, but those increases were offset by debt repayments and new disbursements to clients. Total liquid assets are determined by constraints associated with IFC's AAA/Aaa credit ratings and, notably, by the pace of new market borrowings and disbursements to clients.

LIQUID ASSET ALLOCATION

Millions of U.S. Dollars



60% AAA Rated
22% AA Rated
18% A Rated

IFC's liquid asset portfolios performed well this fiscal year. In the wake of the September 11 attacks, the U.S. Federal Reserve eased monetary policy further in three interest rate reductions, while a sluggish U.S. economic recovery and ongoing risk aversion among international investors continued to support the U.S. Treasury market.

The liquid asset portfolios generated $231 million in operating income after borrowing costs, with $31 million in spread income from funded liquidity and $206 million in income from net worth funded liquidity and gains, offset by $6 million in administrative expenses. This compares with $297 million during FY01, which included $35 million in spread income from funded liquidity and $267 million in income from net worth funded liquidity and gains, reduced by $5 million in administrative expenses.

IFC's liquid assets are invested in line with policies and standards set under the Investment Authority granted by the Board of Directors. The authority specifies the types of instruments and entities eligible for investment. IFC is authorized to invest its liquid assets in the obligations of highly rated governments, agencies, corporations, and commercial banks. Within the authority's framework, IFC's senior management has established prudent guidelines for managing the different dimensions of risk inherent in a large, diversified bond portfolio with particular regard to market (interest rate) risk and credit risk. For management and reporting purposes, IFC's liquid assets are separated into four distinct portfolios and invested globally in the highest-quality assets, including sovereign and triple-A-rated corporate bonds.

The P0 portfolio, launched in January 2002, is a cash account to process all of IFC's operational loan and equity disbursements and receipts and borrowing transactions, as well as to fund all of IFC's administrative expenses. P0 outperformed its overnight effective U.S. Federal Funds benchmark, delivering a return of 2.5 percent compared to 2.3 percent on the benchmark.

The P1 portfolio consists of funded liquidity, namely, the proceeds of variable-rate borrowings, which are invested in matching variable-rate investments pending disbursements of approved loans. IFC's objective is to capture a carrying gain on this portfolio with minimal exposure to market risk. This carrying gain averaged 0.3 percent during FY02, an excess return to benchmark of 0.3 percent but down from the 0.4 percent average carrying gain in FY01. FY02 saw the application and further consolidation of new performance measures introduced in FY01 in P1 (a new performance benchmark, the adoption of mark-to-market valuation, and value-at-risk), and a change in the investment style from one of buy-and-hold and based on booked yield of assets to a more actively traded style driven by total return on assets.

The P2 portfolio corresponds primarily to the Corporation's paid-in capital and retained earnings. P2 is managed against a three-year duration benchmark (including the residual fixed-rate loan portfolio). The portfolio is actively managed on a total return basis against this benchmark. The annualized return for FY02 was 7.7 percent versus a benchmark return of 6.9 percent— a margin of 0.8 percent over benchmark. The favorable return to benchmark was mainly due to an overweight bond position during the recent bond market rally; a series of ongoing relative value trades within the U.S. Treasury and other markets; and active securities lending, which continued to benefit from the general reduction in the supply of U.S. Treasury bonds.

The P3 portfolio consists of borrowed variable-rate funds assigned to external managers to be invested actively against a U.S. dollar LIBOR index. At the end of FY02, the external portfolio constituted 7 percent of the total liquid assets portfolio, and IFC had a total of $963 million under management by six external firms – three global fixed-income managers with $448 million under management and three mortgage-backed securities (MBS) specialists with $515 million under management. The P3 portfolio performed well in FY02, delivering total return net of fees of 3.4 percent, representing 0.5 percent over benchmark, compared to 6.9 percent and 0.4 percent over benchmark in FY01.

RISK MANAGEMENT

The measurement and management of financial risk in IFC's treasury operations complement the management of risks arising from the Corporation's investment operations. This function is handled by an independent risk management group to ensure a separation from risk-taking functions.

Market risk

Market risk in IFC's treasury operations arises primarily from the liquid asset portfolio (divided into funded liquidity, net worth liquidity, and externally managed liquidity). In the funded liquidity portfolio (P1), IFC minimizes exposure to market risk by requiring that assets and liabilities be broadly matched by currency and interest rate characteristics and by market risk limits. This policy provides strong protection against market risk, while credit risk is managed as described below. The net worth liquidity portfolio (P2) is funded by net worth and managed against a three-year-duration benchmark. Finally, the externally managed liquidity portfolio (P3), funded by market borrowings, is subject to IFC's risk guidelines. IFC's treasury also hedges the market risks on the Corporation's loan portfolio. Loans are hedged with swaps or other liabilities that have matching currency and interest rate characteristics, and residual currency and interest rate risks are monitored and managed on a portfolio basis.

Credit risk

Credit risk in IFC's treasury operations arises through the investment of the Corporation's liquid assets in sovereign bonds, corporate bonds, and deposits. Counterparty credit risk is also generated through the use of derivatives for hedging purposes. In particular, IFC uses swaps to create synthetic-LIBOR funding and investments, to manage loan assets versus underlying liabilities, and to hedge client risk management products. To manage credit risk, IFC sets eligibility criteria and credit limits for its counterparties that are approved by the Finance and Risk Committee, a subcommittee of the Management Group. IFC closely coordinates credit policies relating to eligibility criteria and credit limits for derivative counterparties with the IBRD.

To protect against deterioration in counterparties' creditworthiness after undertaking derivatives contracts, IFC has entered into collateral agreements with a large number of swap counterparties. Under these agreements, a counterparty is required to post collateral with IFC when the netted mark-to-market exposure exceeds predetermined thresholds (which decline with credit rating). Through these arrangements, IFC is better able to manage its exposure to counterparties over time, particularly if their credit deteriorates.

BREAKDOWN OF IFC PORTFOLIO ON JUNE 30, 2002	
Millions of U.S. Dollars	
COMMITTED PORTFOLIO FOR IFC'S OWN ACCOUNT	14,083
Loans	10,616
Equity	3,466
OFF-BALANCE-SHEET EXPOSURE	967
(on Guarantees and Risk Management Products)	
TOTAL COMMITTED PORTFOLIO FOR IFC'S OWN ACCOUNT	15,049
TOTAL COMMITTED PORTFOLIO HELD FOR PARTICIPANTS	6,519
TOTAL DISBURSED PORTFOLIO	10,720
TOTAL UNDISBURSED PORTFOLIO	3,363

PORTFOLIO REVIEW

IFC's committed portfolio at the end of fiscal year 2002 increased by 5.1 percent to $15.1 billion, from $14.3 billion in FY01.[1] Nearly 71 percent of the committed portfolio was in loans amounting to $10.6 billion, and 23 percent was in equity investments amounting to $3.5 billion. Guarantees of $794 million accounted for 5 percent of the committed portfolio, and risk management products of $172 million accounted for 1 percent. In addition, IFC held and managed for participants $6.5 billion in loans it had syndicated. At the end of FY02, the committed portfolio included loan and equity investments, risk management products, and guarantees in 1,402 companies in 117 countries.

The net increase in committed portfolio was $728 million after taking into account new commitments, repayments, sales, cancellations, prepayments, write-offs, and translation adjustments. Loan principal repayments totaled $1.4 billion, and $373 million in equity investments were sold or redeemed.

The total disbursed portfolio for IFC's own account decreased to $10.7 billion at the end of FY02, from $10.9 billion in FY01. During the fiscal year, the disbursed loan portfolio declined by 1.6 percent, and the disbursed equity portfolio declined by 1.4 percent.

Many of the Corporation's investments are denominated in U.S. dollars, but IFC borrows in a variety of currencies to diversify access to funding and reduce borrowing costs. The currency breakdown of the disbursed loan portfolio on June 30, 2002, is shown in the notes to the financial statements (see Volume 2 of IFC's annual report). The Corporation minimizes its risk exposure to off-balance-sheet transactions by entering into offsetting swap, option, or forward contract positions with highly rated market counterparties and by performing thorough credit reviews of all counterparties.

COMMITMENTS AND DISBURSEMENTS

New commitments for IFC's own account were concentrated in the Latin America and Caribbean (37 percent), East Asia and Pacific (22 percent), and Europe and Central Asia (21 percent) regions. The business sectors with the largest volume of new commitments were finance and insurance with 36 percent and information technology with 10 percent.

Disbursements in FY02 were just under $1.5 billion, nearly unchanged from the FY01 level. Loan disbursements were $1.2 billion, and equity disbursements were $285 million. IFC also disbursed $574 million for financial institutions participating in its syndicated loans.

[1] Committed portfolio includes guarantees and risk management products, which are off balance sheet.

COMMITTED PORTFOLIO FOR IFC'S OWN ACCOUNT ON JUNE 30, 2002

Millions of U.S. Dollars


SECTOR
Finance & Insurance $3,540 (24%)
Utilities $1,292 (9%)
Collective Investment Vehicles $1,076 (7%)
Transportation & Warehousing $1,060 (7%)
Oil, Gas, & Mining $965 (6%)
Food & Beverages $937 (6%)
Nonmetallic Mineral Product Manufacturing $894 (6%)
Information $869 (6%)
Chemicals $775 (5%)
Primary Metals $715 (5%)
SECTOR
Professional, Scientific, & Technical Services $48 (0.5%)
Education Services $64 (0.5%)
Plastics & Rubber $134 (1%)
Construction & Real Estate $145 (1%)
Health Care $210 (1%)
Agriculture & Forestry $225 (1%)
Wholesale & Retail Trade $320 (2%)
Textiles, Apparel, & Leather $375 (2%)
Pulp & Paper $382 (3%)
Accommodation & Tourism Services $403 (3%)
Industrial & Consumer Products $622 (4%)
TOTAL IFC PORTFOLIO
$15,049

PORTFOLIO MANAGEMENT

As part of its supervision efforts, IFC closely monitors compliance with investment agreements, visits sites to check on project status, and helps find solutions to problem projects. To strengthen portfolio supervision, the Corporation has in place portfolio management units in all investment departments, each under a portfolio manager. This structure helps to identify problems early and to address them in a timely manner. The maintenance of a sophisticated risk-rating system also supports this process. Furthermore, local staff members in resident missions have increasingly been assigned to supervisory tasks. IFC makes special efforts to ensure that banks participating in IFC loans are kept regularly informed of project developments through the B-Loan Management Division. There is always a close and continuing consultation between IFC and its participants.

Operational departments evaluate projects case by case when difficulties arise. For projects with particularly severe problems, the Special Operations Department determines appropriate remedial action. In such situations, it seeks to negotiate agreements with all creditors and shareholders to share the burden of restructuring so that problems can be worked out while the project continues to operate. In exceptional cases, when the parties reach an impasse in negotiations, IFC takes all necessary and appropriate measures to protect its interests.

In FY02, IFC's Corporate Portfolio Management Department received delegated Board authority to manage financial risks and exposures in connection with the portfolio of loan and equity investments through market-based risk management instruments, tools, and strategies. The scope of the pilot program includes risk management transactions, hedging transactions, and equity buyback strategies. All strategies share the common goal of protecting the portfolio against downside risk; may use such instruments as credit derivatives, swaps, or options on individual stocks, stock indices, commodity prices, or currency risks; and must comply with a defined set of risk limits and control mechanisms for the program.

IFC'S COMMITTED PORTFOLIO, FY98-FY02

Millions of U.S. Dollars


Millions of U.S. Dollars
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
1,600
1,400
1,200
1,000
800
600
400
200
0
Number of Firms
FY98
TOTAL: $20,608
FY99
TOTAL: $21,685
FY00
TOTAL: $22,168
FY01
TOTAL: $21,851
FY02
TOTAL: $21,569
For IFC's own account*
Held for others
Number of firms
* Totals for IFC's own account for FY99-FY02 include guarantees and risk management.

During FY02, portfolio income was $990 million on both equity and loans, up 5.5 percent from FY01. The quality of the loan portfolio declined during the fiscal year, mostly as the result of poor performance in Argentina. In particular, principal outstanding on nonaccruing loans as a percentage of the disbursed loan portfolio was 15.2 percent on June 30, 2002, compared with 12.9 percent on June 30, 2001. During the same period, principal in arrears as a percentage of the disbursed loan portfolio reached 6.5 percent, up from 6.2 percent.

Estimated unrealized gains on the equity portfolio declined marginally during FY02. Capital gains of $288 million were realized, a substantial increase from $91 million in FY01. IFC received dividends of $141 million, compared with $132 million during FY01.[2] The FY02 dividends were slightly higher than the $132 million received in FY01 as dividend increases in the infrastructure sector more than offset lower payouts from the commodity sector.

Reserves against losses increased to $2.8 billion in FY02, representing 25.8 percent of the disbursed portfolio, up from 20.3 percent in FY01. The increase was from $717 million in additional specific reserve, $15 million in additional general reserve, net of write-offs of $174 million.

Management determines specific reserves against losses on the basis of portfolio reviews and recommendations by the Portfolio Management Units in the investment departments. For this purpose, the entire portfolio is reviewed quarterly. The Corporation's external auditors examine closely the recommendations, policies, and methods for determining the reserves against losses.

[2] *The $140 million dividend income reported in the financial statements is reported net of fees paid for custody of the equity portfolio and also includes net gains or losses from portfolio hedging activities.*

PROJECT COMMITMENTS

View and sort projects on the Web at *www.ifc.org/ar2002/projects*

(millions of U.S. dollars)

DESCRIPTION	IFC LOAN	IFC EQUITY	IFC QUASI-EQUITY	IFC GUAR-ANTEE	SYNDI-CATIONS	RISK MGT PRODUCTS	TOTAL FY02 COMMITTED
SUB-SAHARAN AFRICA							
Benin **Vision + SARL** will expand existing eyeglass lens manufacturing plant.	0.01	-	-	-	-	-	0.01
Botswana **African Banking Corporation Holdings Ltd.** will increase product line to offer full range of wholesale banking services to southern Africa.	-	3.00		-	-	-	3.00
Burundi **Florex Ltd.** will cultivate beans, baby corn, and other vegetables for export to Europe.	0.29	-	-	-	-	-	0.29
Cameroon **FME-GAZ** will expand production and distribution of industrial gases.	-	-	0.32	-	-	-	0.32
Société Camerounaise de Mobiles will expand telecommunications infrastructure.	4.76	-	2.59	5.38	-	-	12.73
Cape Verde **Sociedade Unipessoal Moura Company Empresa de Transportes Publicos** will modernize and increase bus service in Praia.	0.48	-	-	-	-	-	0.48
Congo, Democratic Republic of **Celtel DROC**, operating subsidiary of MSICIH, will expand and operate mobile GSM telecommunications network.	7.00	-	-	-	-	-	7.00
Côte d'Ivoire **Petro Ivoire S.A.** will construct ten gas stations and networks to increase retail presence.	0.25	-	-	-		-	0.25
Sodiro, Société pour le développement industriel de la Région d'Odienne will modernize and upgrade rice milling factory, improve efficiency of distribution network, and extend agricultural support services to rice farmers.	-	-	-	1.38	-	-	1.38
Gabon **VAALCO Energy, Inc.** will complete four wells, drill and test two new wells, and install subsea equipment.	10.00	-	-	-	-	-	10.00

Note: This table includes projects signed and processed by IFC during FY02. Certain transactions signed in FY01 for which processing was not completed until FY02 are also included.

PROJECT COMMITMENTS (millions of U.S. dollars)

DESCRIPTION	IFC LOAN	IFC EQUITY	IFC QUASI-EQUITY	IFC GUARANTEE	SYNDICATIONS	RISK MGT PRODUCTS	TOTAL FY02 COMMITTED
Gambia, The							
Kerr Kande Farm Ltd. will expand and modernize poultry production capacity.	0.08	-	-	-	-	-	0.08
Ghana							
Diamond Cement Ghana Ltd. will establish a new grinding unit to produce cement.	5.00	1.00	-	-	-	-	6.00
Ghana Printing & Packaging Industries Ltd. will establish modern printing and packaging factory to produce corrugated boxes and labels.	1.70	-	-	-	-		1.70
Sikaman Savings and Loan Company Ltd. is new microfinance institution.	-	0.52	-	-	-	-	0.52
Kenya							
Gapco Kenya will build fuel oil terminal and blending unit at port of Mombasa.	15.00	-	-	-	-	-	15.00
Industrial Promotion Services (Kenya) Ltd. will increase authorized share capital to fund new manufacturing investments.	-	0.66	-	-	-	-	0.66
Kenya Cuttings Ltd. will construct greenhouses and related infrastructure for ornamental plant production.	4.12	-	-	-	-	-	4.12
Mali							
Randgold Resources Limited, gold mining company, undertook capital increase.	-	0.03	-	-	-	-	0.03
Nigeria							
Niger Delta Contractor Revolving Credit Facility will provide term funding and working capital to small and medium local oil service contractors.	15.00	-	-	-	-	-	15.00
United Bank for Africa (plc) will on-lend to private Nigerian enterprises for rehabilitation and modernization.	30.00	-	-	-	-	-	30.00
Rwanda							
Dreamland Towers Ltd. will construct and operate 34-unit apartment hotel.	0.80	-	-	-	-	-	0.80
Senegal							
Fanaicha SARL will expand innovative secondary school, enrolling 900 students.	-	-	-	0.23	-	-	0.23
Sénégalaise d'Hôtellerie et de Loisirs du Royal Saly will build seaside resort at North Saly to meet increased tourism demand.	0.97	-	-	-	-	-	0.97
Sierra Leone							
MSICIH II Sierra Leone, operating subsidiary of MSICIH, will expand and operate mobile GSM telecommunications network.	4.00	-	-	-	-	-	4.00
South Africa							
African Bank Ltd. will provide small loans to low-income individuals for low-cost housing and education and to small businesses for working capital.	43.01	-	-	-	-	-	43.01
Biotech Venture Partners (Pty) Ltd. will provide risk capital to early stage bioventure enterprises that have defined market and export strategies, proprietary or exclusive technologies, and skillful management.	-	1.75	-	-	-	-	1.75
EDU-Loan (Pty) Ltd. will provide loans for tertiary education to employees.	1.91	-	-	-	-	-	1.91
Freecom (Pty) Ltd. will reequip used computers for low-income market.	-	0.12	0.23	-	-	-	0.35

PROJECT COMMITMENTS (millions of U.S. dollars)

DESCRIPTION	IFC LOAN	IFC EQUITY	IFC QUASI-EQUITY	IFC GUAR-ANTEE	SYNDI-CATIONS	RISK MGT PRODUCTS	TOTAL FY02 COMMITTED
Rubico Holding S.A. (Pty) Ltd., *is expanding financial services.*	-	-	0.50	-	-	-	0.50
South Africa Home Loans will continue development of mortgage-backed securities market.	-	-	2.64	-	-	-	2.64
Spier Estate Hotel will construct 250-room international hotel, 150-room conference hotel, combined with community development projects.	10.00	1.99	-	-	-	-	11.99
Swaziland							
Swazi Paper Mills Ltd. will expand craft paper production to supply South African market.	3.85	-	-	-	-	-	3.85
Tanzania, United Republic of							
Exim Bank of Tanzania will expand preexport crop financing and trade and financial services to small and medium enterprises.	2.50	-	-	-	-	-	2.50
2000 Industries Ltd. will construct confectionery factory producing for regional markets.	1.60	-	-	-	-	-	1.60
Uganda							
Makss Packaging Industries Ltd., will upgrade and expand capacity to manufacture corrugated cardboard boxes and diversify product range.	1.35	-	-	-	-	-	1.35
Zambia							
Chingola Hotel will establish first business hotel in Chingola.	0.96	-	-	-	-	-	0.96
Executive Lodge Ltd. Hotel will establish 15-room guest lodge in Ndola.	0.20	-	-	-	-	-	0.20
REGIONAL							
Africa Media Group, Ltd., will upgrade infrastructure, expand programming, and strengthen TV Africa affiliate network to build pan-African television network.	-	5.00	-	-	-	-	5.00
AfriCap Microfinance Fund Ltd., a private equity fund, will make investments in microfinance institutions across Africa.	-	2.00	-	-	-	-	2.00
Coca Cola SABCO (Pty) Ltd. will expand soft drink production and distribution facilities of its bottling companies in Mozambique and East Africa.	15.00	10.00	-	12.00	-	-	37.00
Mobile Systems International Cellular Investments Holdings B.V. will construct, expand, and operate mobile cellular networks throughout Africa.	-	20.00	-	-	-	-	20.00
EAST ASIA AND THE PACIFIC							
China							
Advantage China Holdings Ltd. will establish joint-venture mortgage company, introducing international best practices for residential mortgage processing and underwriting in China.	-	0.25	-	-	-	-	0.25
Bank of Shanghai will further strengthen capital base and institutional capacity.	-	24.67	-	-	-	-	24.67
CDH China Fund will make equity and equity-related investments in companies with established operations in China.	-	20.00	-	-	-	-	20.00
Chengdu Chemical Company Ltd., *leading manufacturer of* potassium-based chemicals, will expand capacity to improve economies of scale and meet increasing demand.	-	-	-	-	8.60	-	8.60
China One Financial Ltd. will purchase nonperforming loans from China Huarong Asset Management Corporation. Auction will set precedent for future sales and provide momentum for NPL market in China.	31.50	-	-	-	-	-	31.50
Interstate Energy Corporation Pte, Ltd., will acquire and develop combined heat and power generation plants.	20.00	-	-	-	-	-	20.00

(millions of U.S. dollars)

DESCRIPTION	IFC LOAN	IFC EQUITY	IFC QUASI-EQUITY	IFC GUAR-ANTEE	SYNDI-CATIONS	RISK MGT PRODUCTS	TOTAL FY02 COMMITTED
Maanshan Carbon will modernize and upgrade existing production lines and expand carbon black production capacity.	9.00	2.00	-	-	-	-	11.00
Nanjing City Commercial Bank will strengthen capital base to improve corporate governance, and adopt international banking best practices.	-	26.58	-	-	-	-	26.58
Peak Pacific Investment Company will provide electricity to local grid, steam to industry, and heat to residential customers.	-	-	25.00	-	-	-	25.00
Sino-Forest Plantation will invest in tree plantations and wood-related downstream manufacturing plants.	25.00	-	-	-	-	-	25.00
Zibo Wanjie Tumor Hospital will expand existing facilities by installing state-of-the-art equipment and 200-bed facility.	15.00	-	-	-	-	-	15.00
Indonesia							
PT. Sunson Textile Manufacturer will undertake financial restructuring to extend existing loan maturities and provide financing for capital investments.	12.41	-	-	-	8.25	-	20.66
Korea, Republic of							
SEI Asset Korea will increase capital base to expand business and strengthen internal systems.	-	0.32	-	-	-	-	0.32
Mongolia							
XAC Co. Ltd. will increase availability of credit to rural small and medium-sized businesses and microenterprises.	0.40	-	-	-	-	-	0.40
Philippines							
All Asia Life and Legacy Scholarship and Pension Plans will attract new strategic investors to protect policyholders and improve financial condition.	-	0.30	-	-	-	-	0.30
Avalon Professional Web Trade Pte. Ltd., contract manufacturer in home furnishing sector, will expand product line that promotes SME development in Asia.	-	1.63	-	-	-	-	1.63
Banco de Oro Universal Bank, large commercial bank, will increase capital base to expand operations in local small and medium enterprise sector.	-	-	20.00	-	-	-	20.00
Eastwood Ciber One Corporation will provide state-of-the-art information technology infrastructure and business-friendly environment for export-oriented IT companies.	25.00	-	-	-	-	-	25.00
Filinvest Alabang Inc. will establish commercially oriented, campus-style information technology park to provide high-tech environment for local technology companies.	22.00	-	-	-	-	-	22.00
Manila North Tollways Corporation will expand road capacity and improve road conditions, lowering transport costs to less developed areas north and west of Manila.	46.00	-	-	-	-	-	46.00
Philippine Export Development Facility will establish facility to provide small and medium furniture exporters with financing to expand.	-	-	-	1.50	-	-	1.50
Philippine International Air Terminals Company, Inc., will construct and operate new international passenger terminal at Ninoy Aquino International Airport to accommodate growing volume of international air traffic.	50.00	-	-	-	50.00	-	100.00
PlantersBank will strengthen capital base to provide long-term financing to small and medium enterprises.	-	-	-	-	-	2.25	2.25
S&R Price will establish five discount stores delivering quality, value, and low prices.	12.50	-	-	-	-	-	12.50

 (millions of U.S. dollars)

DESCRIPTION	IFC LOAN	IFC EQUITY	IFC QUASI-EQUITY	IFC GUAR-ANTEE	SYNDI-CATIONS	RISK MGT PRODUCTS	TOTAL FY02 COMMITTED
Thailand							
Standard Chartered Nakornthon Bank will expand capacity to extend new loans to middle-market clients.	-	-	-	50.00	-	-	50.00
TelecomAsia Corporation Public Company Ltd., provider of fixed and wireless telecom services, will refinance foreign currency debt.	-	-	26.46	79.38	-	-	105.84
Thai Equity Fund will provide equity finance to Thai companies and financial institutions for restructuring or expansion.	-	37.50	-	-	-	-	37.50
Thai Petrochemical Industry Public Company Ltd. will increase operating rate from low levels.	-	-	-	10.00	-	-	10.00
Vietnam							
Franco-Vietnamese Hospital will build and operate a 200-bed modern tertiary care hospital in Ho Chi Minh City.	5.00	-	3.00	-	-	-	8.00
Global CyberSoft, Inc., software development company, will provide software outsourcing services to producers of semiconductor factory automation software and hardware and will design global electronics industry.	-	1.25	-	-	-	-	1.25
RMIT Vietnam International University will establish first international university in Ho Chi Minh City to offer undergraduate and graduate degrees and other professional training.	7.25	-	-	-		-	7.25
Vietnam Enterprise Investment Ltd. (VEIL), closed-end fund dedicated to Vietnam, will invest in locally owned and managed companies.	-	-	12.00	-	-	-	12.00
REGIONAL							
Emerging Asia CBO Ltd. will establish private sector collateralized bond obligation vehicle.	-	-	17.46	-	-	-	17.46
Pacific NetMarkets Ltd. will modernize production and planning for print buying.	-	2.00	-	-	-	-	2.00
SMELoan will provide working capital loans using proprietary technology to SMEs.	-	5.00	15.00	-	-	-	20.00
SOUTH ASIA							
Bangladesh							
Lafarge Surma Cement Ltd. will build and operate greenfield cement plant with 1.2 million ton annual capacity.	35.00	10.00	-	-	15.00	-	60.00
India							
Bharti Mobile Ltd. will expand cellular network and place fiber-optic backbone across Karnataka and Andhra Pradesh.	-	20.00	-	-	-	-	20.00
Indian Infrastructure Equipment Ltd. will establish India's first nationwide infrastructure equipment services company.	6.80	3.18	-	-	-	-	9.98
Mahindra & Mahindra Financial Services Ltd. will expand financing products and services targeted to rural and semiurban customers.	10.01	-	7.15	-	-	-	17.16
NIIT—Hole in the Wall aims to improve education with Web-based curriculum delivered through custom-built Internet kiosks.	-	1.64	-	-	-	-	1.64
RPG Cellular Investments & Holdings Private Ltd., holding company for RPG Cellular Services, will provide mobile telecommunication services in Chennai.	-	1.97	-	-	-	-	1.97
RPG Telephone Ltd. will provide paging services, data communication, and VSAT services.	-	0.45	-	-	-	-	0.45
Sundaram Home Finance Ltd. will receive IFC's first rupee-denominated loan to expand housing loans to individual borrowers.	10.25	-	-	-	-	-	10.25

(millions of U.S. dollars)

DESCRIPTION	IFC LOAN	IFC EQUITY	IFC QUASI-EQUITY	IFC GUAR-ANTEE	SYNDI-CATIONS	RISK MGT PRODUCTS	TOTAL FY02 COMMITTED
Webdunia.com (India) Private Ltd. will increase availability of software content and applications in local languages to expand adoption of IT and Internet.	-	2.00	-	-	-	-	2.00
Maldives							
Maldives Leasing Company Ltd. will establish country's first private sector leasing company.	-	1.25	-	-	-	-	1.25
Pakistan							
Crescent Greenwood Ltd. restructured, converting foreign currency obligations into rupee loans.	2.50	-	-	7.50	-	-	10.00
Fauji Cement Company Ltd. will restructure, using an IFC guarantee to secure local currency financing.	-	3.72	-	18.68	-	-	22.40
First MicroFinanceBank Ltd. will be the first commercially oriented national microfinance institution.	-	2.66	-	-	-	-	2.66
Lasmo Oil Pakistan Ltd. will develop Bhit gas field in the Kirthar Block.	30.00	-	-	-	-	-	30.00
Maple Leaf Cement Factory Ltd. will restructure, using IFC guarantee to secure local currency financing.	-	-	-	11.72	-	-	11.72
Pakistan Petroleum Ltd., country's largest gas producer, will increase capital through rights issue.	-	6.63	-	-	-	-	6.63
Sarah Textiles will restructure debt obligations and replenish capital.	-	-	-	1.60	-	-	1.60
Sri Lanka							
Lanka Hospitals Corporation Ltd. will establish 500-bed modern private hospital in Colombo to serve as a general hospital and major referral center.	-	-	-	5.35	-	-	5.35
EUROPE AND CENTRAL ASIA							
Bosnia and Herzegovina							
Central Profit Banka, well-known banking group also known as PBS banks, will privatize and strengthen capital base.	-	-	2.89	-	-	-	2.89
Privredna Banka Sarajevo, a well-known banking group also known as PBS banks, will privatize and strengthen capital base.	8.58	‡	0.90	-	-	-	9.48
Bulgaria							
Paper Factory Stambolijski A.D. will acquire assets of paper and sack maker Celhart to restart production.	-	2.01	23.49	-	-	-	25.50
Croatia							
Croatia Banka d.d. will provide term financing to local small and medium enterprises.	8.38	-	-	-	-	-	8.38
Cyprus							
Bravo Holdings Ltd. will expand production and restructure large brewery to meet growing domestic demand.	-	-	5.00	-	-	-	5.00
Estonia							
AS Eesti Raudtee will replace locomotive fleet, replace and renovate tracks, and improve signaling and communications.	50.00	-	-	-	-	-	50.00
Georgia							
Microfinance Bank of Georgia will provide loans to micro and small enterprises and increase capital base.	6.00	0.29	-	-	-	-	6.29
TBC Bank will support development of mortgage lending and continue SME lending program.	3.00	-	-	-	-	-	3.00

‡ denotes less than $50,000

PROJECT COMMITMENTS (millions of U.S. dollars)

DESCRIPTION	IFC LOAN	IFC EQUITY	IFC QUASI-EQUITY	IFC GUARANTEE	SYNDICATIONS	RISK MGT PRODUCTS	TOTAL FY02 COMMITTED
Hungary							
Hungary Energy Efficiency Co-Finance Program 2 will provide guarantees on loans for energy-efficiency investments initiated by local financial intermediaries.	-	-	-	12.00	-	-	12.00
Kazakhstan							
Rambutya Ltd. Liability Partnership will expand supermarket operation to two additional stores.	1.93	-	-	-	-	-	1.93
Kyrgyz Republic							
FINCA Microfinance Resource will expand the activities of FINCA Kyrgyzstan and prepare for conversion into a regulated institution.	-	1.00	-	-	-	-	1.00
JSC Stock Company Akun Ltd. will establish pasta and macaroni plant that will be integrated into existing flour and semolina plant.	1.40	-	1.00	-	-	-	2.40
Latvia							
Linstow Varner SIA will develop three landmark retail centers in Riga.	17.00	-	8.00	-	35.00	-	60.00
Lithuania							
Viešbutis Lietuva will refurbish Hotel Lietuva to promote development of conference market in Vilnius.	9.31	-	-	-	9.31	-	18.62
Macedonia, FYR							
Stopanska Banka A.D. will receive equity investment representing 10 percent ownership stake.	-	0.55	-	-	-	-	0.55
Teteks A.D.Tetovo will modernize spinning, weaving, knitting, and ready-made-garments facilities.	5.30	-	-	-	-	-	5.30
Moldova							
Banca Comerciala Victoriabank S.A. will provide term finance to SMEs to promote private investments.	4.00	-	-	-	-	-	4.00
Moldindconbank S.A. will help create commercially sustainable banks and creditworthy private enterprises.	1.50	-	-	-	-	-	1.50
RED Chisinau, RED Centru, and RED Sur will rehabilitate existing fixed assets and improve billing, metering, and internal control systems.	25.00	-	-	-	-	-	25.00
Romania							
Banc Post S.A. will provide banking services and loans nationally.	-	-	10.00	-	-	-	10.00
ICME ECAB S.A. will refurbish and modernize cable manufacturing plant to improve cost efficiency in production of high-quality cables and wires.	13.25	-	-	-	-	-	13.25
Microfinance Bank (MIRO) Romania S.A. will provide full banking services to micro and small business market.	-	2.03	-	-	-	-	2.03
Russian Federation							
Baltiskii Leasing ZAO will provide long-term leases to Russian companies in northwest.	2.00	-	-	-	-	-	2.00
Bravo International will expand operations to meet the demand in premium and mid-range beer markets.	15.00	-	-	-	7.00	-	22.00
Center-invest will provide loans to small and medium enterprises and entrepreneurs.	2.00	-	-	-		-	2.00
Commercial Bank DeltaCredit will extend secured line of credit for housing finance to retail clients.	20.00	-	-	-		-	20.00
Delta Leasing ZAO will expand portfolio and client base to provide equipment financing to small and medium enterprises.	10.00	-	-	-		-	10.00

PROJECT COMMITMENTS (millions of U.S. dollars)

DESCRIPTION	IFC LOAN	IFC EQUITY	IFC QUASI-EQUITY	IFC GUAR-ANTEE	SYNDI-CATIONS	RISK MGT PRODUCTS	TOTAL FY02 COMMITTED
Egar Technology Inc., a financial technology company, will improve product development, expand development centers, and build sales and marketing infrastructure.	-	1.50	-	-	-	-	1.50
Industry & Construction Bank, largest commercial bank, will expand its lending to the small and medium enterprises in the region.	10.00	-	-	-	-	-	10.00
NBD Bank will increase lending to small and medium companies.	2.50	-	-	-	-	-	2.50
OOO Ruscam will rehabilitate and reconstruct glass bottle plant.	13.00	-	-	-	-	-	13.00
Probusinessbank will expand lending to mid-sized companies and SMEs.	-	-	5.00	-	-	-	5.00
Russian Pre-Export Finance Facility will provide up to $40 million in short-term working capital finance to support exports of private manufacturing exporters.	-	-	-	20.00		-	20.00
Russian Standard Bank will obtain local currency funding to support development of retail lending operations.	-	-	-	9.88	-	-	9.88
Russian Standard Bank, commercial and retail bank, will build small business finance operation.	-	10.00	-	-	-	-	10.00
Small Business Credit Bank (KMB Bank), Moscow-based regional microfinance and SME bank, will expand loan portfolio to underserved Russian regions.	7.00	-	-	-	-	-	7.00
Swedwood Tichvin LLC will construct and operate first integrated production base for furniture manufacturing in Russia.	5.64	-	-	-	-	-	5.64
Volga-Dnepr Airlines, a Russian-registered airline headquartered in Ulyanovsk and engaged in worldwide charter transportation of superheavy and outsize cargo, will expand fleet.	16.90	-	-	-	13.00	-	29.90
ZAO Sonic Duo will establish GSM cellular network to provide service in Moscow and vicinity, reaching 15 million residents.	24.00	-	6.00	-	10.00		40.00
ZAO Stora Enso Packaging, a Russian subsidiary of Stora Enso Packaging OY, will expand operations.	7.00	-	-	-	-	-	7.00
Tajikistan							
SugdAgroServ will provide financing and technical assistance to cotton farmers to enable them to control commercial activities and become sustainable.	0.25	-		-		-	0.25
Tajik Sodirotbonk will strengthen capital base and increase available funding to support growth in private sector and SME lending.	-	0.50	-	-	-	-	0.50
Telecom Technology Ltd., Internet services provider located in Dushanbe, will expand activities to other cities by installing four satellite VSAT stations.	0.35	-	-	-	-	-	0.35
Turkey							
Assan Demir ve Sac Sanayii A.S. will expand and modernize facilities producing aluminum sheets, foil, and coil.	25.00	-	-	-	-	-	25.00
Atilim University, private university in Ankara, will boost student enrollment, increase the number of faculties, and add 15,000 square meters of indoor space dedicated to classrooms and laboratories.	6.50	-	-	-	-	-	6.50
Eczacibasi Karo Seramik, a leading Turkish tile manufacturer, will make efforts to overcome working capital shortages, improve production efficiency, and boost exports.	9.87	-	-	-	-	-	9.87
Gunkol Gunes Enerjisi ve Klima Sanayi A.S. will raise manufacturing capacity primarily through rationalization of production processes and equipment modernization.	5.12	-	5.12	-	-	-	10.24

(millions of U.S. dollars)

DESCRIPTION	IFC LOAN	IFC EQUITY	IFC QUASI-EQUITY	IFC GUAR-ANTEE	SYNDI-CATIONS	RISK MGT PRODUCTS	TOTAL FY02 COMMITTED
Ipek Kagit Sanayi ve Ticaret A.S. will expand export operations.	12.77	-	-	-	-	-	12.77
Milli Reasurans T.A.S. will establish strong local reinsurance institution.	50.00	-	-	-	-	-	50.00
Modern Karton Sanayii ve Ticaret A.S. will expand to increase production capacity and exports.	10.00	-	-	-	-	-	10.00
Pasabahce Eskisehir Cam Sanajii ve Ticaret A.S., leading Turkish glass tableware manufacturer, will reduce short-term debt, boost exports, and overcome shrinking domestic demand precipitated by the country's recent financial crisis.	7.50	-	-	-	-	-	7.50
Soktas Pamuk Ve Tarim Urunlerini Degerlendirme Ticaret Ve Sanayi A.S. will increase export sales, thereby increasing foreign exchange earnings.	4.00	-	-	-	-	-	4.00
Turk Venture Partners LLC will invest in expanding enterprises, creating a diversified portfolio in industries driven by growth, exports, and deregulation.	-	10.00	-	-	-	-	10.00
Turkiye Sise ve Cam Fabrikalari A.S. will increase export marketing capacity.	35.00	-	-	-	-	-	35.00
Yeditepe Beynelmilel Otelcilik Turizm ve Ticaret A.S. (Conrad Istanbul Hotel) will refurbish rooms and construct a conference center.	3.50	-	-	-	-	-	3.50
Ukraine							
JSC Damen Shipyards Okean, one of the largest shipyards in Ukraine, will modernize and improve facilities.	10.00	-	-	-	-	-	10.00
Microfinance Bank Ukraine, the country's first microfinance institution, will provide loans to micro and small enterprises.	3.50	-	-	-	-	-	3.50
Yugoslavia, Federal Republic of							
Fresh&Co will help increase processing and value-added production of agricultural sector and support fruit farmers.	6.80	-	-	-	-	-	6.80
Micro Enterprise Bank of Kosovo will introduce commercially oriented microfinance techniques.	-	1.12	-	-	-	-	1.12
Micro Finance Bank A.D. will provide a full range of credit and banking services to small and medium enterprises.	4.00	1.00	-	-	-	-	5.00
Raiffeisenbank Jugoslavija A.D. will provide essential bank services to international joint ventures and local enterprises.	-	2.29	-	-		-	2.29
Tigar Rubber Products Company A.D. will undertake comprehensive corporate restructuring and investment program.	14.00	3.59	-	-	-	-	17.59
REGIONAL							
Black Sea Fund L.P. will expand its geographical scope to Serbia, Croatia, and Bosnia and Herzegovina. The fund was originally set up to make equity and equity-related investments in the Black Sea region.	-	4.50	-	-		-	4.50
Euromedic Diagnostic B.V. and **International Dialysis Center B.V.** will expand network of diagnostic imaging centers from Hungary across Central and Eastern Europe.	12.98	-	-	-	-	-	12.98
LATIN AMERICA AND THE CARIBBEAN							
Argentina							
Aceitera General Deheza S.A., country's largest oilseed and byproducts exporter, will fund soybean purchase program for the 2002–2004 harvests.	30.00	-	-	-	30.00	-	60.00
Aguas Provinciales de Santa Fe S.A. will provide water and sanitation infrastructure to Santa Fe.	-	-	-	-	20.50	-	20.50

PROJECT COMMITMENTS (millions of U.S. dollars)

DESCRIPTION	IFC LOAN	IFC EQUITY	IFC QUASI-EQUITY	IFC GUAR-ANTEE	SYNDI-CATIONS	RISK MGT PRODUCTS	TOTAL FY02 COMMITTED
Bolivia							
Central Aguirre Portuaria, S.A., will expand river port facility and adjacent free zone.	2.20	-	-	-	-	-	2.20
Brazil							
Andrade Gutierrez Concessões S.A. will privatize state-owned water companies, private toll roads, and other concession-based infrastructure businesses.	-	15.00	15.00	-	-	-	30.00
Apolo Produtos de Aco S.A. will refinance working capital and implement new pipe production line.	8.00	-	-	-	-	-	8.00
Banco BBA Creditanstalt S.A. will provide a credit line targeted at medium-sized export-oriented borrowers.	-	-	-	13.63	-	-	13.63
Banco Itaú S.A. will provide long-term financing for private infrastructure projects.	100.00	-	-	-	-		100.00
Construtora Norberto Odebrecht, a Brazilian company engaged in large infrastructure projects, will raise capital to finance and expand activities.	60.00	-	20.00	-	165.00	-	245.00
Distel Holdings S.A. will meet operating subsidary financial needs to expand pay TV and broadband Internet business.	-	4.20	-	-	-	-	4.20
Escol@24 Horas will expand online tutoring service for primary education students.	-	0.28	-	-	-	-	0.28
GP Capital Partners L.P. will cover management fees and expenses for a previous IFC fund investment.	-	0.40	-	-	-	-	0.40
Grupo Peixoto de Castro will expand capacity and modernize existing facilities.	9.00	-	-	-	-	-	9.00
Portobello S.A., high-quality producer of ceramic tiles, will undertake capital increase.	-	1.09	-	-	-	-	1.09
Sepetiba Terminal de Contêineres S.A. will complete container and steel products terminals, reducing port-handling costs in southeastern Brazil.	27.00	-	5.00	-	8.00	-	40.00
Synteko Produtos Quimicos, SA, will expand and renovate resin, adhesives, and wax floor facilities in Gravatai and Araucaria and construct new resin plant in Uberaba.	18.00	-	-	-	-	-	18.00
União de Bancos Brasileiros S.A. will finance companies that have viable projects but limited access to term financing.	150.00	-	-	-	-	-	150.00
Chile							
CB Transportes S.A. will fund capital increase in Fepasa.	-	0.18	-	-	-	-	0.18
Colombia							
Banco Caja Social, a leading low-income and small business finance institution, will expand into urban and rural areas that have little or no banking access.	-	7.00	-	-	-	-	7.00
Grupo Empresarial Bavaria S.A., a leading beverage producer in Colombia, will increase production and distribution efficiency, develop nonalcoholic beverage products, and expand beverage sector outside Colombia.	70.00	-	30.00	-	-	-	100.00
Colombian Home Mortgage Co. will develop independent company to acquire and securitize high-quality residential mortgage loans.	-	10.63	-	2.12		-	12.75
Suramericana Group and **Protección S.A.** will receive loan and equity investments to support organizational and financial measures. **Inversura S.A.,** leading group insurance and employee benefits company, will receive quasi-equity investment. IFC is providing advice on corporate governance to position them for growth and public equity offerings.	25.00	25.00	50.00	-	-	-	100.00

PROJECT COMMITMENTS (millions of U.S. dollars)

DESCRIPTION	IFC LOAN	IFC EQUITY	IFC QUASI-EQUITY	IFC GUAR-ANTEE	SYNDI-CATIONS	RISK MGT PRODUCTS	TOTAL FY02 COMMITTED
Dominican Republic							
Caucedo Investments Inc. will construct and operate new container terminal on Caucedo peninsula about 24 km east of Santo Domingo.	30.00	-	-	-	-	-	30.00
France Telecom Dominicana S.A., a cellular operator, will construct and operate a nationwide digital GSM-1900 cellular phone network.	35.00	-	15.00	-	-	-	50.00
El Salvador							
Compañía de Alumbrado Eléctrico de San Salvador, S.A. de C.V, Empresa Eléctrica de Oriente, S.A. de C.V, and **Distribuidora Eléctrica de Usulatán, S.A. de C.V** will expand companies' distribution networks and rehabilitate existing fixed assets.	45.00	-	-	-	75.00	-	120.00
Grenada							
Bel Air Plantation Ltd. will construct and operate tourism resort consisting of 24 villas and central complex.	1.00	-	1.00	-	-	-	2.00
Jamaica							
MBJ Airports Ltd. will operate and expand Sangster International Airport, located in Montego Bay, a tourist center.	20.00	-	-	-	25.00	-	45.00
Mossel (Jamaica) Ltd. will construct and operate nationwide digital GSM network to offer standard and value-added mobile services.	-	-	-	-	5.78	-	5.78
Mossel (Jamaica) Ltd. will expand nationwide digital GSM cellular telecommunications network to offer standard and value-added mobile services.	12.00	8.00	-	-	-	-	20.00
Mexico							
Combustibles Ecológicos Mexicanos, S.A. de C.V., will significantly increase conversions of buses and build three natural gas dispensing stations.	5.00	1.50	-	-	-	-	6.50
Coppel S.A. de C.V. will enhance credit program and improve corporate governance.	30.00	-	-	-	-	-	30.00
Fondo Chiapas Equity Agency Line will process palm fruit from surrounding smallholder plantations.	-	0.20	-	-			0.20
Hipotecaria Su Casita, S.A. de C.V.—SOFOL, Mexico's second largest mortgage lender, will provide mortgages for low-income households.	-	-	1.96	-	-	-	1.96
Plata Panamericana, S.A. de C.V., will rehabilitate and expand existing underground silver mine.	10.00	-	-	-	-	-	10.00
Puertas Finas de Madera Montealbán, S.A. de C.V., wood products manufacturer, will increase production capacity and further improve efficiency.	13.00	-	-	-	-	-	13.00
Qualita, Inc., large IT services company serving medium and large corporations and government agencies, will improve internal information systems, construct new solutions center, and meet capital needs.	3.50	2.50	-	-	-	-	6.00
ZN Mexico II will invest in middle-market companies and small and medium-sized enterprises.	-	10.00	-	-	-		10.00
Nicaragua							
Banco de la Exportación, S.A., will provide long-term loans to private sector enterprises for modernization, expansion, and financial restructuring.	5.00	-	-	-	-	-	5.00
Compañía Tratadora de Aguas Negras de Puerto Vallarta, S.A. de C.V., will use peso–U.S.-dollar swap to cover debt.	-	-	-	-	-	1.00	1.00

PROJECT COMMITMENTS (millions of U.S. dollars)

DESCRIPTION	IFC LOAN	IFC EQUITY	IFC QUASI-EQUITY	IFC GUAR-ANTEE	SYNDI-CATIONS	RISK MGT PRODUCTS	TOTAL FY02 COMMITTED
Peru							
Ferrocarril Transandino S.A. will upgrade and rehabilitate southern and southeastern Peruvian railway lines.	7.50	-	1.50	-	-	-	9.00
Interconexión Eléctrica ISA Peru, S.A., will construct, own, and operate two high-voltage transmission lines in central Peru.	18.00	-	-	-	-	-	18.00
Interseguro Compañía de Seguros de Vida S.A. will expand to meet growth in life insurance business.	-	4.00	-	-	-	-	4.00
MIBANCO Banco de la Microempresa, S.A., will provide loans to microfinance recipients and continue portfolio growth and expansion.	5.00	-	-	-	-	-	5.00
Tecnofil S.A., producer of copper products, will expand production capacity, upgrade production processes, and refinance short-term debt.	5.40	2.00	-	-	-	-	7.40
Trinidad and Tobago							
Republic Bank Ltd. of Trinidad and Tobago will provide medium and long-term financing in range of sectors.	20.00	-	-	-		-	20.00
Royal Merchant Bank and Finance Company Ltd., leading mortgage financing company, will offer merchant and investment banking services.	20.00	-	-	-	-	-	20.00
Unicell Paper Mills Caribbean Ltd. will establish local tissue paper source for paper converters in Trinidad and Caricom region.	5.00	-	4.00	-	-	-	9.00
Uruguay							
Banco Montevideo S.A. will expand to provide access to bank credit for lower-middle and middle-income clients.	-	9.00	9.00	-	-	-	18.00
Surinvest International Ltd. will expand financial services in trade finance and other activities in the Mercosur region.	-	3.01	-	-	-	-	3.01
Venezuela, República Bolivariana de							
Global Material Services Venezuela C.A. will develop two floating-dock facilities, which will help relieve port congestion problems by providing efficient cargo-handling services.	8.65	-	-	-	-	-	8.65
Inter Sea Farms de Venezuela C.A. will integrate shrimp-farming operation, which includes shrimp hatchery, production ponds, and processing plant.	5.00	3.00	-	-	-	-	8.00
REGIONAL							
Advent Latin American Private Equity Fund II, L.P., a closed-end regional private equity fund with a target size of $250 million, will invest in a diversified portfolio of companies in Latin America.	-	15.00	-	-	-	-	15.00
Convergence Communications Inc., a broadband communications provider in Mexico and Central America, will offer "one-stop" menu of bundled services, including high-speed Internet access and high-speed data transmission.	-	0.77	‡	-	-	-	0.77
Latin American Agribusiness Development Corporation will provide financing to private Latin American and Caribbean companies engaged in agriculture, livestock, fishing, and forestry.	20.00	-	-	-	-	-	20.00
MSF HOLDING Ltd. will receive eurodollar swap to hedge currency risk.	-	-	-	-	-	1.00	1.00
PriceSmart, Inc., will expand in Jamaica, involving construction and operation of two membership-shopping warehouses in Kingston and Montego Bay.	-	10.00	-	-	-	-	10.00
Salutia.com, Inc., will strengthen e-health connectivity platforms for payers, providers, patients, and suppliers.	-	3.50	-	-	-	-	3.50

‡ denotes less than $50,000

PROJECT COMMITMENTS (millions of U.S. dollars)

DESCRIPTION	IFC LOAN	IFC EQUITY	IFC QUASI-EQUITY	IFC GUARANTEE	SYNDICATIONS	RISK MGT PRODUCTS	TOTAL FY02 COMMITTED
MIDDLE EAST AND NORTH AFRICA							
Algeria							
Algeria Trade Finance Facility will lengthen tenor of letters of credit facilities in order to meet financing needs of eligible Algerian private sector entities.	-	-	-	20.00	-	-	20.00
Arab International Leasing will establish first private leasing company in Algiers offering medium-term lease finance mainly to SMEs.	-	0.69	-	-	-	-	0.69
Egypt, Arab Republic of							
Alexandria Automotive Casting Company will establish brake caliper factory for exports to Germany.	4.95	-	-	-	-	-	4.95
Gava Sanitary Ware will construct modern facility for production of vitreous china ceramic sanitaryware.	6.00	-	-	-	-	-	6.00
Orascom Construction Industries S.A.E. will provide access to international investors that assist in continued development and expansion plans.	25.00	-	-	-	30.50	-	55.50
Orix Leasing Egypt will provide medium-term financing to small and medium enterprises.	6.00	-	-	-	-	-	6.00
Jordan							
Al Tajamouat Industrial City will expand existing integrated industrial estate near Amman, Jordan, employing 15,000 workers.	8.00	-	-	-	-	-	8.00
Industry and Information Technology Park Development Co. will build integrated industrial park, creating 20,000 skilled and semiskilled new jobs.	12.50	-	-	-	-	-	12.50
Middle East Investment Bank will recapitalize and restructure to meet Central Bank of Jordan's minimum capital requirement.	-	2.20	-	-	-	-	2.20
Middle East Regional Development Enterprise will establish a silica sand manufacturing plant in the south of Jordan. Products will be exported mainly to Europe and other parts of Middle East.	4.40	0.60	-	-	-	-	5.00
Syrian Arab Republic							
Daaboul Company for Petrochemicals Industries will construct and operate 40,000 mt/year linear alkyl benzene (LAB) plant outside of Damascus.	13.20	-	-	-	-	-	13.20
Syrian Commercial Bank, first private sector banking institution in Syria, will provide modern commercial banking products to domestic retail and corporate customers.	-	3.00	-	-	-	-	3.00
WORLD							
Internationale Micro Investitionen Aktiengesellschaft, investment company that will take strategic equity positions in for-profit micro-finance institutions in emerging markets, will increase capital to meet investment targets.	-	0.37	-	-	-	-	0.37

PROJECT APPROVALS

View and sort projects on the Web at *www.ifc.org/ar2002/projects*

(millions of U.S. dollars)

COUNTRY/PROJECT	SECTOR	IFC FINANCING	SYNDICATIONS	TOTAL PROJECT FINANCING	PROJECT SIZE
SUB-SAHARAN AFRICA					
Cameroon					
FME-GAZ les Gaz Industriels du Cameroun	Chemicals	0.31	-	0.31	0.62
Société Camerounaise de Mobiles	Information	13.30	-	13.30	88.00
Unité Camerounaise Pharmacéutique	Trade[1]	2.26	-	2.26	5.10
Chad					
Finadev Tchad	Finance[2]	0.42	-	0.42	0.42
Gabon					
VAALCO Gabon (Etame) Inc.	Oil, Gas, and Mining	10.00	-	10.00	35.20
Kenya					
Eberege Tea Factory Ltd.	Food[3]	1.80	-	1.80	5.80
Itumbe Tea Factory Ltd.	Food[3]	1.70	-	1.70	5.40
Kenya Cuttings Ltd.	Agriculture[4]	4.27	-	4.27	19.80
Namibia					
Novanam Ltd.	Agriculture[4]	7.50	-	7.50	15.00
Nigeria					
Mobile Telephone Networks Nigeria Communications Ltd.	Information	100.00	-	100.00	1,250.00
Nigeria Trade Enhancement Facility –Australia and New Zealand Banking Group Ltd.	Finance[2]	10.00	-	10.00	20.00
Nigeria Trade Enhancement Facility–Standard Chartered Bank	Finance[2]	20.00	-	20.00	40.00
South Africa					
African Bank Ltd.	Finance[2]	43.01	-	43.01	43.01
Biotech Venture Partners (Pty) Ltd.	Funds[5]	2.14	-	2.14	12.20
Brait Merchant Bank Ltd.	Finance[2]	15.00	-	15.00	15.00
Futuregrowth Empowerment Fund	Funds[5]	7.19	-	7.19	48.80
New Africa Mining Fund	Funds[5]	5.00	-	5.00	100.00
Rubico Holding S.A. (Pty) Ltd.	Professional Services[6]	2.00	-	2.00	5.30
South Africa Home Loans	Finance[2]	6.06	-	6.06	141.20
Swazi Paper Mills Ltd.	Pulp and Paper	3.87	-	3.87	8.50
Tanzania, United Republic of					
Exim Bank of Tanzania	Finance[2]	3.50	-	3.50	3.50
Uganda					
AES Nile Power Ltd.	Utilities	70.00	40.00	110.00	582.00
Makss Packaging Industries Ltd.	Oil, Gas, and Mining	1.35	-	1.35	3.40

Note: This table includes projects approved for financing by IFC during FY02.

PROJECT APPROVALS (in millions of U.S. dollars)

COUNTRY/PROJECT	SECTOR	IFC FINANCING	SYNDICATIONS	TOTAL PROJECT FINANCING	PROJECT SIZE
REGIONAL INVESTMENTS					
AfriCap Microfinance Fund Ltd.	Funds[5]	2.00		2.00	15.00
Coca Cola SABCO (Pty) Ltd.	Food[3]	37.00	-	37.00	132.00
Osprey Oil and Gas Ltd.	Oil, Gas, and Mining	0.25	-	0.25	1.40
West Africa Trade Enhancement Facility	Funds[5]	16.00	-	16.00	32.00
EAST ASIA AND THE PACIFIC					
Cambodia					
Angkor Visitors' Center	Tourism[7]	2.75	-	2.75	10.00
China					
Advantage China Holdings Ltd.	Finance[2]	0.25	-	0.25	1.90
Asian Strategic Investments Corporation Group	Indus/Cons Products[6]	15.00	-	15.00	80.00
Bank of Shanghai	Finance[2]	24.70	-	24.70	72.00
CDH China Fund	Funds[5]	20.00	-	20.00	100.00
China One Financial Ltd.	Finance[2]	50.00	-	50.00	125.00
Hangzhou Narada Battery Group	Indus/Cons Products[8]	6.60	-	6.60	21.61
Interstate Energy Corporation Pte, Ltd.	Utilities	25.00	-	25.00	25.00
Long Yuan Shuang Deng Power Sources Co., Ltd	Indus/Cons Products[6]	15.30	-	15.30	35.00
Ningxia Darong Chemical Industry Joint Stock Company, Ltd.	Chemicals	11.50	8.00	19.50	30.00
Sino Mining Ltd.	Oil, Gas, and Mining	11.00	5.00	16.00	21.20
Xi'an Kong Hong Information Technology Company Ltd.	Indus/Cons Products[8]	3.00	-	3.00	20.00
Zhong Chen Energy Storage Company, Ltd.	Oil, Gas, and Mining	25.00	32.00	57.00	98.90
Indonesia					
PT. Asuransi Jiwa Manulife Indonesia	Finance[2]	0.04	-	0.04	0.42
PT. Bank NISP Tbk.	Finance[2]	3.64	-	3.64	35.00
PT. Gawi Makmur Kalimantan	Food[3]	11.50	10.00	21.50	49.00
Korea, Republic of					
Korea Corporate Governance Fund	Funds[5]	20.00	-	20.00	150.00
Korea Housing Finance/NewState Capital Co., Ltd.	Finance[2]	91.50	-	91.50	209.20
SEI - Asset Korea Management Company	Funds[5]	0.32	-	0.32	0.34
Lao People's Democratic Republic					
Oxiana Resources	Oil, Gas, and Mining	16.00	17.50	33.50	46.50
Philippines					
All Asia Life	Finance[2]	0.11		0.11	0.11
Avalon Professional Web Trade	Information	0.63	-	0.63	5.00
Banco de Oro Universal Bank	Finance[2]	40.00	-	40.00	70.00
Eastwood Cyber One Corporation	Professional Services[6]	28.00	-	28.00	162.00
Hong Kong and Shanghai Banking Corporation Ltd.	Finance[2]	10.00	-	10.00	25.00
Legacy Scholarship and Pension Plans	Finance[2]	0.19	-	0.19	0.20
PlantersBank Mortgage Securitization	Finance[2]	15.00	-	15.00	25.00
S&R Price	Trade[1]	12.50	-	12.50	50.00
Samoa					
PIIF Samoa Venture Capital Facility	Funds[5]	0.40	-	0.40	1.70
Thailand					
Fabrinet Thailand	Indus/Cons Products[8]	12.00	-	12.00	27.10
Thai Petrochemical Industry Public Company Ltd.	Chemicals	10.00	10.00	20.00	100.00
Vietnam					
Allianz/AGF Insurance (Vietnam) Co. Ltd.	Finance[2]	1.50	-	1.50	5.00
Dragon Capital Group	Finance[2]	2.00	-	2.00	5.00
Franco-Vietnamese Hospital	Health Care	10.00	-	10.00	40.00
Global CyberSoft, Inc.	Information	1.25	-	1.25	2.50
Vietnam Enterprise Investment Ltd. (VEIL)	Funds[5]	12.00	-	12.00	59.00
REGIONAL INVESTMENTS					
Emerging Asia CBO Ltd.	Finance[2]	22.00	-	22.00	22.00
SMELoan	Finance[2]	20.00	-	20.00	125.00

PROJECT APPROVALS (in millions of U.S. dollars)

COUNTRY/PROJECT	SECTOR	IFC FINANCING	SYNDICATIONS	TOTAL PROJECT FINANCING	PROJECT SIZE
SOUTH ASIA					
India					
Apollo Tyres Limited	Indus/Cons Products[8]	20.00	15.00	35.00	51.00
Cosmo Films Ltd.	Plastics & Rubber	10.00	-	10.00	10.00
Escorts Telecommunications Ltd.	Information	47.00	30.00	77.00	224.00
ICICI Limited	Finance[2]	12.19	-	12.19	12.20
Mahindra & Mahindra Financial Services Ltd.	Finance[2]	17.00	-	17.00	17.00
Sundaram Home Finance Ltd.	Finance[2]	10.42	-	10.42	10.60
Tata Engineering & Locomotive Company Ltd.	Indus/Cons Products[8]	67.00	-	67.00	103.00
Usha Beltron Ltd.	Metals[9]	24.60	-	24.60	41.00
Webdunia.com (India) Private Ltd.	Information	2.00	-	2.00	4.00
Maldives					
Villa Shipping and Trading Company Private Ltd.	Tourism[7]	15.00	-	15.00	43.00
Pakistan					
Fauji Cement Company Ltd.	Minerals[10]	22.40	-	22.40	22.40
First Microfinance Bank Ltd.	Finance[2]	2.64	-	2.64	8.00
Network Leasing	Finance[2]	2.00	-	2.00	2.00
Pakistan Petroleum Ltd. (PPL)	Oil, Gas and Mining	6.60	-	6.60	6.60
EUROPE AND CENTRAL ASIA					
Albania					
Insituti i Sigurimeve, Insig SH.A	Finance[2]	8.00	-	8.00	8.00
The Savings Bank of Albania	Finance[2]	15.00	-	15.00	15.00
Armenia					
ACBA Leasing	Finance[2]	2.27	-	2.27	5.00
Armenia Small and Medium Enterprise Risk Capital Fund, LP	Funds[5]	5.00	-	5.00	20.00
Azerbaijan					
Microfinance Bank Azerbaijan	Finance[2]	1.75	-	1.75	5.00
Bosnia and Herzegovina					
Fabrika Cementa Lukavac	Minerals[10]	24.09	4.96	29.06	93.00
The Microenterprise Bank of Bosnia and Herzegovina d.d.	Finance[2]	2.63	-	2.63	2.63
Raiffeisen Bank d.d Bosnia and Herzegovina	Finance[2]	14.89	-	14.89	14.89
Bulgaria					
Bulgarian-American Credit Bank A.D.	Finance[2]	10.00	-	10.00	10.00
Paper Factory Stambolijski A.D.	Pulp and Paper	32.50	-	32.50	43.00
Unionbank AD	Finance[2]	5.00	-	5.00	5.00
Croatia					
Belisce d.d.	Pulp and Paper	9.93	12.80	22.73	41.90
Croatia Banka d.d.	Finance[2]	19.73	-	19.73	19.73
Erste & Steiermarkische Bank d.d.	Finance[2]	26.91	-	26.91	26.91
Estonia					
AS Eesti Raudtee	Transportation[11]	50.00	-	50.00	227.00
Georgia					
Microfinance Bank of Georgia	Finance[2]	6.00	-	6.00	6.00
Microfinance Bank of Georgia	Finance[2]	0.72	-	0.72	4.50
TBC Bank	Finance[2]	3.00	-	3.00	3.00
Hungary					
Inter-Europa Bank Rt.	Finance[2]	13.00	-	13.00	13.00
Kazakhstan					
Astana Business and Shopping Center	Trade[1]	5.00	-	5.00	22.00
Lukoil Overseas Karachaganak B.V.	Oil, Gas, and Mining	75.00	75.00	150.00	578.00
Rambutya Limited Liability Partnership	Trade[1]	1.93	-	1.93	4.00
Lithuania					
Viešbutis Lietuva	Tourism[7]	9.31	9.31	18.62	28.30

PROJECT APPROVALS (in millions of U.S. dollars)

COUNTRY/PROJECT	SECTOR	IFC FINANCING	SYNDICATIONS	TOTAL PROJECT FINANCING	PROJECT SIZE
Macedonia					
Teteks A.D. Tetovo	Textiles[12]	5.30	-	5.30	10.40
Moldova					
Micro Enterprise Credit Bank Moldova S.A.	Finance[2]	1.46	-	1.46	11.10
Romania					
Banc Post S.A.	Finance[2]	10.00	-	10.00	10.00
Microfinance Bank (MIRO) Romania S.A.	Finance[2]	2.03	-	2.03	9.00
Russian Federation					
Agro-Industrial Finance Company	Finance[2]	5.50	10.00	15.50	16.50
AOOT Borsky Stekolny Zavod	Minerals[10]	25.00	-	25.00	79.00
Baltiskii Leasing ZAO	Finance[2]	2.00	-	2.00	2.00
Commercial Bank DeltaCredit	Finance[2]	20.00	-	20.00	20.00
Delta Leasing ZAO	Finance[2]	10.00	-	10.00	10.00
Egar Technology Inc.	Information	1.50	-	1.50	7.00
IBS Group Holdings Ltd.	Information	12.00	-	12.00	35.40
Industry & Construction Bank	Finance[2]	10.00	-	10.00	10.00
NBD Bank	Finance[2]	2.50	-	2.50	2.50
OAO Pfleiderer Chudovo	Minerals[10]	12.40	-	12.40	26.40
Open Joint Stock Company Commercial Bank "Center-invest"	Finance[2]	2.00	-	2.00	2.00
Ramenka OOO	Trade[1]	40.00	30.00	70.00	133.30
Russian Pre-Export Finance Facility	Finance[2]	20.00	-	20.00	40.00
Russian Standard Bank	Finance[2]	10.00	-	10.00	30.00
Russian Standard Bank	Finance[2]	15.00	-	15.00	15.00
Small Business Credit Bank (KMB Bank)	Finance[2]	10.00	-	10.00	10.00
Swedwood Tichvin LLC	Indus/Cons Products[8]	5.90	-	5.90	17.00
ZAO Sonic Duo	Information	40.00	10.00	50.00	216.00
ZAO Stora Enso Packaging	Pulp and Paper	7.00	-	7.00	15.10
ZAO Welor	Minerals[10]	14.00	-	14.00	54.10
Tajikistan					
Pamir Energy Development	Utilities	8.00	-	8.00	26.40
SugdAgroServ	Agriculture[4]	0.25	-	0.25	0.50
Telecom Technology Ltd.	Information	0.35	-	0.35	0.86
Turkey					
Assan Demir ve Sac Sanayii A.S.	Indus/Cons Products[8]	25.00	-	25.00	60.00
Atilim University	Education Services	6.50	-	6.50	15.40
Beko Elektonik A.S.	Indus/Cons Products[8]	25.00	25.00	50.00	95.00
Eczacibasi Karo Seramik	Minerals[10]	10.00	-	10.00	25.00
Ipek Kagit Sanayii ve Ticaret A.S.	Pulp and Paper	12.27	-	12.27	12.30
Koc Holding	Finance[2]	50.00	-	50.00	100.00
Milli Reasurans T.A.S.	Finance[2]	60.00	-	60.00	60.00
Modern Karton Sanayii ve Ticaret A.S.	Pulp and Paper	10.00	-	10.00	10.00
Pasabahce-Eskisehir Cam Sanayii ve Ticaret A.S.	Minerals[10]	7.50	-	7.50	7.50
Soktas Pamuk ve Tarim Urunlerini Degerlendirme Ticaret ve Sanayi A.S.	Textiles[12]	4.00	-	4.00	4.00
Turk Ekonomi Bankasi A.S.	Finance[2]	35.00	50.00	85.00	115.00
Turkiye Sise ve Cam Fabrikalari A.S.	Minerals[10]	35.00	-	35.00	35.00
Yeditepe Beynelmilel Otelcilik Turizm ve Ticaret A.S. (Conrad Istanbul Hotel)	Tourism[7]	3.50	-	3.50	8.80
Yugoslavia, Fed. Rep. of					
Fresh&Co	Food[3]	6.80	-	6.80	10.40
Micro Enterprise Bank of Kosovo	Finance[2]	1.12	-	1.12	6.60
Microfinance Bank A.D.	Finance[2]	5.00	-	5.00	30.00
Raiffeisenbank Yugoslavia a.d.	Finance[2]	2.30	-	2.30	23.00
Tigar Rubber Products Company A.D.	Plastics and Rubber	17.24	-	17.24	45.00
REGIONAL INVESTMENTS					
Baltic American Enterprise Fund	Finance[2]	50.00	-	50.00	50.00
Black Sea Fund L.P.	Funds[5]	4.50	-	4.50	38.00
Commercializing Energy Efficiency Finance	Finance[2]	75.00	-	75.00	225.00
Euromedic Diagnostics B.V. and International Dialysis Centers B.V.	Health Care	13.00	-	13.00	33.00
MFI Facility - Central Asia	Finance[2]	45.00	-	45.00	118.00

PROJECT APPROVALS (in millions of U.S. dollars)

COUNTRY/PROJECT	SECTOR	IFC FINANCING	SYNDICATIONS	PROJECT FINANCING	TOTAL PROJECT SIZE
LATIN AMERICA AND THE CARIBBEAN					
Argentina					
Aceitera General Deheza S.A.	Agriculture[4]	30.00	30.00	60.00	60.00
Empresa de Distribución Eléctrica de Tucumán, S.A.	Utilities	35.00	50.00	85.00	90.00
Brazil					
Amaggi Exportação e Importação Limitada	Food[3]	30.00	-	30.00	199.00
Andrade Gutierrez S.A.	Funds[5]	40.00	120.00	160.00	160.00
Banco BBA Creditanstalt S.A.	Finance[2]	50.00	-	50.00	200.00
Banco Itaú, S.A.	Finance[2]	100.00	100.00	200.00	200.00
Construtora Norberto Odebrecht	Construction[13]	80.00	200.00	280.00	280.00
Distel Holding S.A.	Information	4.47	-	4.47	79.00
Escol@24Horas	Education Services	0.28	-	0.28	0.28
Macae	Utilities	75.00	275.00	350.00	700.00
Microinvest S.A. Sociedade de Credito Ao Microempreendedor	Finance[2]	1.25	-	1.25	1.30
Net Servicos de Comunicação S.A.	Information	55.00	-	55.00	635.00
Portobello S.A.	Construction[13]	1.09	-	1.09	1.10
Tecon Suape S.A.	Transportation[11]	6.00	-	6.00	19.50
Unibanco - Uniao de Bancos Brasileiros S.A.	Finance[2]	150.00	150.00	300.00	300.00
Universidade do Vale do Itajai	Education Services	10.00	-	10.00	27.60
UP Offshore (Bahamas) Ltd.	Transportation[11]	26.80	25.20	52.00	70.10
Chile					
CB Transportes S.A.	Transportation[11]	0.17	-	0.17	0.20
San Vicente Terminal Internacional S.A.	Transportation[11]	17.00	18.00	35.00	71.80
Colombia					
Banco Caja Social	Finance[2]	7.00	-	7.00	30.00
Grupo Empresarial Bavaria	Food[3]	100.00	200.00	300.00	750.00
Inversura S.A.	Finance[2]	15.00	-	15.00	15.00
Omimex de Colombia, Ltd.	Oil, Gas, and Mining	35.00	-	35.00	112.00
Protección S.A.	Finance[2]	10.00	-	10.00	10.00
Suramericana de Inversiones S.A.	Finance[2]	75.00	-	75.00	335.00
Costa Rica					
Productos Gutis S.A.	Health Care	7.00	-	7.00	15.80
Dominican Republic					
Caucedo Investments Inc.	Transportation[11]	50.00	-	50.00	277.30
France Telecom Dominicana, S.A.	Information	56.00	80.00	136.00	278.00
El Salvador					
Financiera Calpia S.A.	Finance[2]	2.00	-	2.00	4.00
Grenada					
Bel Air Plantation Ltd.	Tourism[7]	2.00	-	2.00	6.50
Guatemala					
Banco de Occidente S.A.	Finance[2]	10.00	-	10.00	10.00
Generadora de Occidente Ltda.	Utilities	15.00	22.00	37.00	57.10
Interforest S.A.	Indus/Cons Products[8]	6.00	2.00	8.00	13.00
Jamaica					
MBJ Airports Ltd.	Transportation[11]	20.00	25.00	45.00	80.00
Mossel (Jamaica) Ltd.	Information	20.00	-	20.00	60.00
Mexico					
Centro Español de Támpico, A.C. de B.P.	Health Care	5.00	-	5.00	11.00
Coppel S.A. de C.V.	Trade[1]	30.00	-	30.00	80.00
Puertas Finas de Madera Montealbán, S.A. de C.V.	Indus/Cons Products[8]	13.00	-	13.00	26.20
Qualita, Inc.	Information	6.00	-	6.00	12.00
Panama					
UP Offshore Panama	Transportation[11]	13.60	54.40	68.00	95.60

PROJECT APPROVALS (in millions of U.S. dollars)

COUNTRY/PROJECT	SECTOR	IFC FINANCING	SYNDICATIONS	TOTAL PROJECT FINANCING	PROJECT SIZE
Peru					
Ferrocarril Transandino S.A.	Transportation[11]	9.00	-	9.00	41.80
GLORIA S.A.	Food[3]	25.00	-	25.00	70.00
Inka Terra, Peru S.A.C.	Tourism[7]	0.25	-	0.25	5.00
Interseguro Compañía de Seguros de Vida S.A.	Finance[2]	4.00	-	4.00	4.00
ISA Peru, S.A.	Utilities	18.00	12.00	30.00	60.00
MIBANCO, Banco de la Microempresa, S.A.	Finance[2]	5.00	-	5.00	5.00
Trinidad and Tobago					
Republic Bank Limited of Trinidad and Tobago	Finance[2]	40.00	-	40.00	40.00
Uruguay					
Cooperativa Nacional de Productores de Leche	Food[3]	35.00	15.00	50.00	108.00
Venezuela, República Bolivariana de					
Global Material Services Venezuela C.A. / ACBL Riverside Terminals C.A.	Transportation[11]	9.80	-	9.80	27.40
REGIONAL INVESTMENTS					
Advent Latin American Private Equity Fund II, L.P.	Funds[5]	15.00	-	15.00	250.00
Convergence Communications, Inc.	Information	0.77	-	0.77	25.00
Latin American Agribusiness Development Corporation S.A.	Finance[2]	20.00	-	20.00	20.00
MSF Holding Ltd.	Finance[2]	1.00	-	1.00	1.00
PriceSmart, Inc.	Trade[1]	10.00	-	10.00	22.00
Salutia.com, Inc.	Health Care	2.83	-	2.83	11.00
UABL Bahamas Ltd.	Transportation[11]	25.00	21.00	46.00	84.00
MIDDLE EAST AND NORTH AFRICA					
Algeria					
Algeria Trade Enhancement Facility	Finance[2]	20.00	-	20.00	40.00
Algerian Cement Co. SPA Cement	Minerals[10]	35.00	-	35.00	260.00
Egypt, Arab Republic of					
Al-Amir For Sanitary Ware Production, S.A.E.	Minerals[10]	6.00	-	6.00	12.00
Metro Markets LLC	Trade[1]	15.00	-	15.00	48.00
Orascom Construction Industries S.A.E.	Minerals[10]	25.00	35.00	60.00	60.00
Sekem Holdings	Chemicals	5.00	-	5.00	13.30
Jordan					
Industry and Information Technology Park Development Co.	Construction[13]	12.50	-	12.50	55.90
Middle East Regional Development Enterprise	Oil, Gas and Mining	5.00	-	5.00	15.00
Specialized Investment Compounds Co. Plc	Construction[13]	8.00	-	8.00	18.50
Morocco					
Société de Gestion de Risques Intempéries (Weather Risk Insurance Company Morocco)	Finance[2]	0.90	-	0.90	4.60
Saudi Arabia					
Saudi Orix Leasing Company (SOLC)	Finance[2]	6.67	-	6.67	13.33
Syrian Arab Republic					
Daaboul Company for Petrochemicals Industries	Chemicals	13.20	-	13.20	37.90
Syrian Commercial Bank	Finance[2]	3.22	-	3.22	30.00
Yemen, Republic of					
Al-Ahila Mineral Water Company	Food[3]	1.51	-	1.51	4.30
WORLDWIDE					
AIG Global Emerging Markets Fund II L.P.	Funds[5]	45.00	-	45.00	250.00
Capital International Private Equity Fund IV, L.P.	Funds[5]	30.00	-	30.00	250.00
Global Weather Risk Facility	Finance[2]	10.00	-	10.00	100.00
Internationale Micro Investitionen Aktiengesellschaft	Finance[2]	0.38	-	0.38	2.33

Abbreviations:
1. Wholesale & Retail Trade
2. Finance & Insurance
3. Food & Beverages
4. Agriculture & Forestry
5. Collective Investment Vehicles
6. Professional, Scientific, & Technical Services
7. Accommodation & Tourism Services
8. Industrial & Consumer Products
9. Primary Metals
10. Nonmetallic Mineral Product Manufacturing
11. Transportation & Warehousing
12. Textiles, Apparel, & Leather
13. Construction & Real Estate

TECHNICAL ASSISTANCE & ADVISORY PROJECTS

COUNTRY	PURPOSE	PROJECT DESCRIPTIONS
SUB-SAHARAN AFRICA		
Kenya	Privatization	Assisted in privatization transaction to maximize developmental impact and ensure sustainable railway privatization. (TATF - Sweden)
Madagascar	Financial Sector	Provided technical assistance to Bank of Africa Madagascar to assess legislation. (TATF)
Mali	Community Development	Developed economically and financially viable community-oriented projects. (TATF - Luxembourg)
Mozambique	Privatization	Lead advisor in privatization of national oil and gas distribution company, Petromoc. (TATF - Norway)
Nigeria	Financial	Facilitated Competitiveness and Private Sector Growth forum. (TATF - Canada)
	Regulatory/Legal Review	Developed strategy for Manufacturing Association of Nigeria and initiated activities to enhance services and policy advocacy. (TATF - Denmark)
	Sector Study	Conducted workshop to increase efficiency and recommended potential association partners and recipients of assistance. (TATF - Denmark)
	SME	Provided technical assistance to Support and Training Entrepreneurship Program (STEP) to improve its work with the informal sector. (TATF - Switzerland)
South Africa	Sector Study	Conducted market study of primary and secondary education market and developed financing package to support independent schools. (TATF - Sweden)
	Environment	Completed technical designs for model "eco-village," consisting of 150 affordable rural farm houses and associated services. (TATF - Netherlands)
Tanzania, United Republic of	Business Advisory/ Privatization	Helped management in implementing initiatives to improve efficiency and reduce operating costs of Air Tanzania. (TATF)
Uganda	Infrastructure	Helped Uganda Rural Electrification Company negotiate operating licenses and power purchase agreement. (TATF)
Africa Region	Sector Study	Analyzed information technology and Internet investment opportunities. (TATF - Sweden)

FDI = Foreign direct investment
FIAS = Foreign Investment Advisory Service
FM = Regional financial markets division or Financial Markets Advisory Department
PEP = Private Enterprise Partnership
PSAS = Private Sector Advisory Services
SCBF = Small and Medium Enterprise Department Capacity Building Fund
SME = Small and medium enterprise
TATF = Technical Assistance Trust Funds program

COUNTRY	PURPOSE	PROJECT DESCRIPTIONS
ASIA AND THE PACIFIC		
China	Business Advisory	Provided business advisory services to Shenyang Special Environmental Equipment Manufacturing Company Limited, a water and wastewater treatment systems company. (TATF - United Kingdom)
	Environment	Developed skills of local consultants and specialists to undertake environment review and mitigation work according to international standards. (TATF - Denmark)
	FDI	Supported mining investment conference in Xian and program to improve investment climate for sustainable mining development. (TATF - Australia)
	Financial Sector	Provided assistance to help New China Life Insurance Co. adopt international best practices for insurance, develop operational manuals, and train staff to develop and manage company's master information system. (TATF - Switzerland)
	Financial Sector	Provided training for Bank of Shanghai to improve credit analysis skills and policies. (TATF - Japan)
	Financial Sector	Helped improve corporate governance standards among Sichuan companies and financial agencies. (TATF - Canada, Italy)
	Financial Sector	Reviewed Chengdu City Commercial Bank's financial performance and provided advice to improve credit and risk management policies and procedures. (TATF - Norway)
	SME	Helped China Project Development Facility develop techniques and models for delivering technical assistance to SMEs. (TATF - Switzerland)
Indonesia	Financial Sector	Helped Bank NISP adopt international best practices and strengthen institutional capacity. (TATF - Switzerland)
Lao People's Democratic Republic	Sustainability	Provided assistance to the Sepon gold and copper mine's management of social and environment issues. (TATF - Australia, Japan)
Mongolia	FDI	Assisted in preparing government profiles on various sectors to improve investment opportunities and attract FDI. (TATF - Ireland, Norway)
Papua New Guinea	Sector Study	Evaluated success of Street Pasin Stoa scheme to create a model. (TATF - Australia)
	SME	Conducted studies to identify and analyze issues affecting development and sustainability of SMEs. (TATF - Australia)
	SME	Assessed indigenous SME financing options and identified regional financial and debt security issues. (TATF - Australia)
Philippines	Financial Sector	Advised Philippines Bank to strengthen institution and increase effectiveness of lending to SMEs. (TATF - Japan)
Thailand	Financial Sector	Helped Thai Bond Dealing Center establish rules and procedures for improved organization. (TATF - Japan)
	SME	Identified opportunities to assist SMEs in upgrading technology, support, technical training, and finance. (TATF - Japan)
Vietnam	Regulatory/Legal Review	Assessed dynamics of private enterprises, government policies toward private sector, and main constraints for entrepreneurs. (TATF - Australia)
Asia and the Pacific Region	Environment	Assisted in developing environmental management systems for manufacturing operations in wood products sector. (TATF - Finland)
	Financial Sector	Analyzed feasibility of establishing a bank holding company that would take minority stakes in small and regional banks. (TATF - Netherlands)
	SME	Conducted financial and legal assessment of feasibility in risk mitigation of SME lending products. (TATF - Australia)

COUNTRY	PURPOSE	PROJECT DESCRIPTIONS
SOUTH ASIA		
Bangladesh	Financial Sector	Prepared report on current market statistics and project growth rates in the housing finance sector. (TATF - Sweden)
	Financial Sector	Helped private sector commercial banks strengthen operations and increase SME exposure. (TATF - Norway)
India	Community Development	Planned high-level workshop to review community development and social awareness issues in mining sector. (TATF - Ireland, United Kingdom)
	Regulatory/Legal Review	Reviewed Indian regulations and controls relating to agrochemicals and prepared pesticide management plan. (TATF - Denmark)
	SME	Provided funding for seven international specialists and practitioners to advise CEOs of Indian financial institutions on best practice in SME finance. (TATF)
	SME	Provided organizational assistance to new trade facilitation center for commercialization of Self-Employed Women's Association, an Indian NGO. (TATF)
Pakistan	Financial Sector	Assisted Securities and Exchange Commission in identifying derivatives products to improve risk management in local financial markets. (TATF - New Zealand)
Sri Lanka	Financial Sector	Identified opportunities for insurance and contractual savings sector and explored trends in international and local markets in financial services consolidation. (TATF)
	Financial Sector	Helped National Development Bank develop strategy for transition to universal bank. (TATF - Canada)

COUNTRY	PURPOSE	PROJECT DESCRIPTIONS
EUROPE AND CENTRAL ASIA		
Albania	Financial Sector	Reviewed legal and regulatory environment, analyzed market potential for leasing, and helped establish leasing company. (TATF - Italy)
Azerbaijan	FDI	Organized foreign direct investment conference in Azerbaijan to help government promote privatization. (TATF - Switzerland)
Bosnia and Herzegovina	Privatization	Assessed water services needs and willingness of households to pay more for reliable and safer water. (TATF - Austria)
	Privatization	Assessed privatization and restructuring of shipyard to increase international competitiveness. (TATF)
Bulgaria	Sector Study	Implemented program to support economic fruit production and sustain indigenous fresh and processed fruit industry. (TATF - Greece)
	Sector Study	Helped Bulgarian furniture manufacturers develop business plans to modernize and expand operation. (TATF-Sweden)
Kyrgyz Republic	Financial Sector	Assisted in developing legislative framework for microfinance in the country. (TATF)
	Sector Study	Advised Kyrgyz Republic on creating conditions for greater investment in information and communications technology sector. (TATF - Japan)
Lithuania	SME	Facilitated integration of manufacturing companies into European supply chain. (TATF - Sweden)
Moldova	Sector Study	Conducted study of garment sector that identifies individual enterprises with potential for growth and commercial viability. (TATF - Sweden)
Poland	Financial Sector	Conducted analysis of business practices in transparency, treatment of minority shareholders, and internal governance. (TATF - Netherlands)
Romania	Sector Study	Assisted Ministry of Health in developing national strategy for private sector participation in health. (TATF - Switzerland)
Russian Federation	Business Advisory	Provided aid to improve energy efficiency and environmental conditions of two furniture manufacturers. (TATF - Norway)
	Business Advisory	Provided IAS audit of large private coal producer and assisted development of IAS accounting system. (TATF - United Kingdom)
	Environment	Conducted environmental audit of three generating plants and prepared feasibility study of carbon emissions trading. (TATF - Norway)
	Financial Sector	Provided technical assistance to improve profitability and strengthen internal audit functions of Center-invest. (TATF - Norway)
	Financial Sector	Assisted NBD Bank in improving internal audit function and management information systems utilization. (TATF - Norway)
	Financial Sector	Helped diversified agribusiness company prepare feasibility study for investment program. (TATF - United Kingdom)
	Sector Study	Helped forestry operators improve business practices and implement sustainable forestry methods. (TATF - Sweden)
	Sector Study	Conducted baseline survey of private sector higher education. (TATF -Sweden)
	Sector Study	Assisted farms in improving production of dairy products and potatoes. (TATF - Canada)
	SME	Helped automotive component suppliers improve manufacturing processes and product quality in preparation for joint venture. (TATF - USA)

COUNTRY	PURPOSE	PROJECT DESCRIPTIONS
Tajikistan	Financial Sector	Conducted feasibility assessment for microfinance services. (TATF - Canada)
	Privatization	Provided legal assistance to government in conjunction with development of Pamir Energy Co. (TATF)
Turkey	FDI	Helped government organize and implement conference to increase FDI flows. (TATF)
Ukraine	Financial Sector	Helped implement leasing-oriented IAS accounting system and conducted management training. (TATF - Netherlands)
	SME	Cofinanced development and initial operating costs of Internet-based SME toolkit. (TATF)
	SME	Analyzed the state of SMEs and produced report on competitiveness and investment in manufacturing. (TATF - Norway)
Uzbekistan	Business Advisory	Analyzed demand for plastic card payment and reviewed appropriate software and hardware to transition from card-based society to credit payments system. (TATF - Finland)
Yugoslavia, Federal Republic of	Business Advisory	Helped two clothing manufacturers prepare business plans. (TATF - Sweden)
	Financial Sector	Developed business plan for Metalex. (TATF - Sweden)
	Financial Sector	Assessed risks and reviewed opportunities for expansion of plastic and metal packaging materials plant. (TATF - Sweden)
	Privatization/ Sector Study	Assisted with privatization of a solid waste municipal company. (TATF - Denmark, Greece, Norway)
	Sector Study	Conducted a feasibility study of two shipyards in northern Serbia. (TATF - Sweden)
	Sector Study	Evaluated practices of industrial rubber products industry and strategic partners for development. (TATF - Sweden)
	Sector Study	Identified firms suitable for investment. (TATF - Sweden)
	Sector Study	Reviewed feasibility of business expansion to include a hypermarket and shopping mall. (TATF - Italy)
	Sector Study	Prepared feasibility study and business plan to modernize garment facility and retail distribution network. (TATF - Italy)
Europe and Central Asia Region	Financial Sector	Evaluated feasibility of factoring market. (TATF - Austria)
	Financial Sector	Identified business opportunities in pension and insurance industry in Kazakhstan and assisted development of private pension funds system in Kyrgyz Republic. (TATF)
	Sustainability	Developed and implemented model for testing Global Reporting Initiative's sustainability reporting guidelines.
LATIN AMERICA AND THE CARIBBEAN		
Dominican Republic	Financial Sector	Supported regional capital markets seminar resulting in action plans to develop securities markets in Dominican Republic and other participating countries. (TATF)
Mexico	Infrastructure	Helped develop public-private partnerships. (TATF - United Kingdom)
Latin America and the Caribbean Region	Environment	Helped promote cleaner investments in Latin America and Caribbean. (TATF - United States)

COUNTRY	PURPOSE	PROJECT DESCRIPTIONS
MIDDLE EAST AND NORTH AFRICA		
Afghanistan	FDI	Studied hotel development environment in Afghanistan, including analysis of infrastructure availability and potential constraints. (TATF - United States)
	Financial Sector	Assessed financial services needs of micro and small entrepreneurs and feasibility of establishing microfinance institutions catering to those needs. (TATF)
Egypt	Partnerships for Community Development	Helped major industrial companies, in cooperation with NGOs, provide on-the-job training for individuals from poor areas of Cairo. (TATF)
	SME	Helped SME sector determine constraints on access to capital. (TATF)
Iran, Islamic Republic of	Financial Sector	Analyzed financial services market in Iran, highlighting aspects of legal and regulatory framework. (TATF - Ireland)
	Other	Helped implement corporate citizenship initiative to address work force issues in socially responsible manner. (TATF - Norway)
Syrian Arab Republic	Financial Sector	Assessed viability of insurance company offering life and nonlife coverage. (TATF - Sweden)
Middle East and North Africa Region	Financial Sector	Surveyed potential development contribution of leasing industry. (TATF - Denmark)
WORLDWIDE		
World Region/Global	Community Development	Identified and evaluated effective public-private partnership approaches to HIV/AIDS prevention and treatment. (TATF - Canada)
	Environment	Translated IFC's Lessons of Experience #8 - The Environmental and Social Challenges of Private Sector Projects: IFC's Experience into Japanese. (TATF - Japan)
	Financial Sector	Developed legal template for weather risk management sector and carried out legal due diligence on IFC participation in the Global Weather Risk Facility. (TATF)
	Other	Reviewed multilateral development bank's current evaluation practices for individual private sector investment operations by multilateral development banks. (TATF)
	SME	Created new Internet technology enabling SMEs to obtain information on products and services. (TATF - Japan)
	Sustainability	Convened conference to promote good labor practices. (TATF - Japan)
	Sustainability	Determined technology needs of industrial manufacturing companies to develop global competitiveness and productivity improvements. (TATF - Ireland)
	Sustainability	Conducted analysis of "business case" in pursuit of corporate social and environmental sustainability in emerging markets. (TATF - Ireland)
	Sector Study	Provided overview of pharmaceutical sector in China and Russia, with special emphasis on investment opportunities. (TATF - Ireland)

APPENDIXES

APPENDIX A

Governors and Alternates As of June 30, 2002

MEMBER	GOVERNOR	ALTERNATE
A		
Afghanistan	Hedayat Amin-Arsala	(vacant)
Albania	Kastriot Islami	Fatos Ibrahimi
Algeria	Mohamed Terbeche	Omar Bougara
Angola	Ana Dias Lourenco	Job Graca
Antigua and Barbuda	Lester B. Bird	Asot A. Michael
Argentina	Roberto Lavagna	Mario Blejer
Armenia	Vahram Nercissiantz	Karen Chshmarityan
Australia	Peter Costello	Chris Gallus
Austria	Karl-Heinz Grasser	Thomas Wieser
Azerbaijan	Elman Siradjogly Rustamov	Jahangir Fevzi Hajiyev
B		
Bahamas, The	*William C. Allen*	*Ruth R. Millar*
Bahrain	Abdulla Hassan Saif	Zakaria Ahmed Hejres
Bangladesh	M. Saifur Rahman	Anisul Huq Chowdhury
Barbados	Reginald Farley	Grantley W. Smith
Belarus	Andrei V. Kobyakov	Vladimir N. Shimov
Belgium	Didier Reynders	Guy Quaden
Belize	Ralph Fonseca	Sydney Campbell
Benin	Bruno Amoussou	Lazare Sehoueto
Bolivia	Jacques Trigo Loubiere	Bernardo Requena Blanco
Bosnia and Herzegovina	Azra Hadziahmetovic	Mladen Ivanic
Botswana	Baledzi Gaolathe	Serwalo S.G. Tumelo
Brazil	Pedro Sampaio Malan	Arminio Fraga Neto
Bulgaria	Milen Veltchev	Martin Mihaylov Zaimov
Burkina Faso	Jean Baptiste Compaore	Etienne Yameogo
Burundi	Edouard Kadigiri	Dieudonne Nintunze
C		
Cambodia	Keat Chhon	Ouk Rabun
Cameroon	Martin Okouda	Daniel Njankouo Lamere
Canada	John Manley	Leonard M. Good
Cape Verde	Carlos Augusto Duarte Burgo	(vacant)
Central African Republic	Alexis Ngomba	Clement Eregani
Chad	Mahamat Ali Hassan	Maina Touka Sahanaye
Chile	Nicolas Eyzaguirre	Mario Marcel
China	Xiang Huaicheng	Jin Liqun
Colombia	Juan Manuel Santos Calderon	Juan Carlos Echeverry
Comoros	Djaffar Mmadi	Moindjie Saadi
Congo, Democratic Republic of	Matungulu Mbuyamu Ilankir	Jean-Claude Masangu Mulongo
Congo, Republic of	Mathias Dzon	Clement Mierassa
Costa Rica	Jorge Walter Bolanos Rojas	Eduardo Lizano Fait
Côte d'Ivoire	*Affi N'Guessan*	*Bouabre Bohoun*
Croatia	Mato Crkvenac	Josip Kulisic
Cyprus	Takis Klerides	Andreas Tryfonides
Czech Republic	Jiri Rusnok	Oldrich Dedek
D		
Denmark	Per Stig Moller	Carsten Staur
Djibouti	Yacin Elmi Bouh	Nouh Omar Miguil
Dominica	Swinburne Lestrade	Ambrose M.J. Sylvester
Dominican Republic	Francisco M. Guerrero Prats-R.	Luis Manuel Piantini
E		
Ecuador	Carlos Julio Emanuel	Julio Ponce Arteta
Egypt, Arab Republic of	Medhat Hassanein	Faiza Abulnaga
El Salvador	Juan Jose Daboub	Rafael Barraza
Equatorial Guinea	Fortunato Ofa Mbo	Melchor Esono Edjo
Eritrea	Berhane Abrehe	Kibrom Dafla
Estonia	Harri Ounapuu	Renaldo Mandmets
Ethiopia	Sufian Ahmed	Mekonnen Manyazewal
F		
Fiji	Jone Yavala Kubuabola	Solomone S. Kotobalavu
Finland	Sauli Niinisto	Satu Hassi
France	Francis Mer	Jean-Pierre Jouyet

G		
Gabon	Casimir Oye-Mba	Claude Ayo Iguendha
Gambia, The	Famara L. Jatta	Dodou B. Jagne
Georgia	Mirian Gogiashvili	Giorgi Gachechiladze
Germany	Heidemarie Wieczorek-Zeul	Caio K. Koch-Weser
Ghana	Yaw Osafo-Maafo	Grace Coleman
Greece	Nikolaos Christodoulakis	Vasilis Rapanos
Grenada	*Anthony Boatswain*	*Swinburne Lestrade*
Guatemala	Eduardo Humberto Weymann Fuentes	Lizardo Arturo Sosa Lopez
Guinea	Cheick Ahmadou Camara	Cellou Dalein Diallo
Guinea-Bissau	Rui Duarte Barros	Verissimo Paulino Nancassa
Guyana	Bharrat Jagdeo	Saisnarine Kowlessar
H		
Haiti	Faubert Gustave	Venel Joseph
Honduras	Arturo Alvarado	Maria Elena Mondragon de Villar
Hungary	Csaba Laszlo	Peter Adamecz
I		
Iceland	Halldor Asgrimsson	Geir Hilmar Haarde
India	Yashwant Sinha	Chander Mohan Vasudev
Indonesia	Boediono	Achjar Iljas
Iran, Islamic Republic of	Thahmaseb Mazaheri-Khorzani	Mohammad Khazaee-Torshizi
Iraq	Issam Rashid Hwaish	Hashim Ali Obaid
Ireland	Charlie McCreevy	Tom Considine
Israel	David Klein	Ohad Marani
Italy	Antonio Fazio	Lorenzo Bini Smaghi
J		
Jamaica	Omar Lloyd Davies	Wesley George Hughes
Japan	Masajuro Shiokawa	Masaru Hayami
Jordan	Bassem I. Awadallah	Hala Bsaiso Lattouf
K		
Kazakhstan	Alexander Sergeyevich Pavlov	Mazhit T. Yessenbayev
Kenya	Christopher Mogere Obure	Mwaghazi W. Mwachofi
Kiribati	Beniamina Tinga	Tebwe Ietaake
Korea, Republic of	Yun-Churl Jeon	Seung Park
Kuwait	Yousef Hamad Al-Ebraheem	Bader Meshari Al-Humaidhi
Kyrgyz Republic	Temirbek Akmataliev	Kubat Abduldaevich Kanimetov
L		
Lao People's Democratic Republic	Soukanh Mahalath	Phouphet Khamphounvong
Latvia	Roberts Zile	Aigars Kalvitis
Lebanon	Fuad A.B. Siniora	Basil R. Fuleihan
Lesotho	Mohlabi Kenneth Tsekoa	T.J. Ramotsoari
Liberia	Amelia A. Ward	M. Nathaniel Barnes
Libya	Alojeli Abdel Salam Breeni	Ali Ramadan Shnebsh
Lithuania	Dalia Grybauskaite	Arvydas Kregzde
Luxembourg	Luc Frieden	Jean Guill
M		
Macedonia, Former Yugoslav Republic of	Nikola Gruevski	Vanco Kargov
Madagascar	Pierrot J. Rajaonarivelo	Simon Constant Horace
Malawi	Friday Jumbe	Zaki Chalira
Malaysia	Mahathir Mohamad	Samsudin Hitam
Maldives	Fathulla Jameel	Adam Maniku
Mali	Ousmane Issoufi Maiga	Toure Alimata Traore
Marshall Islands	Michael Konelios	Smith Michael
Mauritania	Mohamed Ould Nany	Abdallah Ould Hormtallah
Mauritius	Khushhal Chand Khushiram	Philippe Ong Seng
Mexico	Francisco Gil Diaz	Agustin Carstens
Micronesia, Federated States of	John Ehsa	Sebastian L. Anefal
Moldova	Zinaida Grecianii	Dumitru Ursu
Mongolia	Chultem Ulaan	Ochirbat Chuluunbat
Morocco	Fathallah Oualalou	Ahmed Lahlimi
Mozambique	Adriano Afonso Maleiane	Manuel Chang
Myanmar	*Khin Maung Thein*	*Soe Lin*
N		
Namibia	Saara Kuugongelwa	Usutuaije Maamberua
Nepal	Ram Sharan Mahat	Bimal P. Koirala
Netherlands	Gerrit Zalm	Eveline Herfkens
New Zealand	Michael Cullen	Alan Bollard
Nicaragua	Eduardo Montealegre Rivas	Mario Alonso Icabalceta
Niger	Ali Badjo Gamatie	Maliki Barhouni
Nigeria	Adamu Ciroma	Thelma Amata Iremiren
Norway	Hilde Frafjord Johnson	Olav Kjorven

O		
Oman	Ahmed Macki	Mohammed bin Nasser Al-Khasibi
P		
Pakistan	Shaukat Aziz	Nawid Ahsan
Palau	Casmir Remengesau	Lawrence Alan Goddard
Panama	Norberto Delgado Duran	Domingo Latorraca
Papua New Guinea	Mekere Morauta	Koiari Tarata
Paraguay	James Spalding	Jose Ernesto Buttner
Peru	Pedro Pablo Kuczynski	Richard Webb
Philippines	Jose Isidro N. Camacho	Rafael B. Buenaventura
Poland	Leszek Balcerowicz	Andrzej S. Bratkowski
Portugal	Manuela Ferreira Leite	Miguel Frasquilho
R		
Romania	Mihai Nicolae Tanasescu	Emil Iota Ghizari
Russian Federation	Viktor Khristenko	German O. Gref
Rwanda	Donald Kaberuka	Jean Marie Karekezi
S		
St. Kitts and Nevis	Denzil Douglas	Wendell Everton Lawrence
St. Lucia	Kenny D. Anthony	Bernard La Corbiniere
Samoa	Misa Telefoni Retzlaff	Hinauri Petana
Saudi Arabia	Ibrahim A. Al-Assaf	Hamad Al-Sayari
Senegal	Abdoulaye Diop	Cheikh Hadjibou Soumare
Seychelles	Jeremie Bonnelame	Alain Butler-Payette
Sierra Leone	Peter J. Kuyembeh	Samura Kamara
Singapore	Lee Hsien Loong	Lim Siong Guan
Slovak Republic	Ivan Miklos	Marian Jusko
Slovenia	Anton Rop	Irena Sodin
Solomon Islands	Laurie Chan	Shadrach Fanega
Somalia	(vacant)	(vacant)
South Africa	Trevor Andrew Manuel	Mandisi Bongani Mpahlwa
Spain	Rodrigo de Rato Figaredo	Juan Costa Climent
Sri Lanka	Kairshasp Nariman Choksy	Charitha Ratwatte
Sudan	Abdul Rahim Hamdi	Sabir Mohamed Hassan
Swaziland	Guduza	Musa D. Fakudze
Sweden	Bosse Ringholm	Jan O. Karlsson
Switzerland	Pascal Couchepin	Joseph Deiss
Syrian Arab Republic	Muhammad Al-Atrash	Mohamad Bittar
T		
Tajikistan	Safarali Najmuddinov	Maruf N. Sayfiev
Tanzania	Abdallah Omar Kigoda	Peter J. Ngumbullu
Thailand	Somkid Jatusripitak	Somchainuk Engtrakul
Togo	Simfeitcheou Pre	Kossi Assimaidou
Tonga	Siosiua T.T. 'Utoikamanu	'Aisake V. Eke
Trinidad and Tobago	Patrick Manning	Conrad Enill
Tunisia	Fethi Merdassi	Abdelhamid Triki
Turkey	Faik Oztrak	Aydin Karaoz
Turkmenistan	Ymamdurdy Gandymov	(vacant)
U		
Uganda	Gerald M. Ssendaula	C. M. Kassami
Ukraine	Vasyl Rohovyi	Alexander Shlapak
United Arab Emirates	Hamdan bin Rashid Al-Maktoum	Mohammed Khalfan Bin Khirbash
United Kingdom	Clare Short	Gordon Brown
United States	Paul H. O'Neill	Alan P. Larson
Uruguay	Alberto Bension	Ariel Davrieux
Uzbekistan	Rustam S. Azimov	(vacant)
V		
Vanuatu	Sela Molisa	Jeffery Wilfred
Venezuela, República Bolivariana de	Felipe Perez	Tobias Nobrega Suarez
Vietnam	Le Duc Thuy	Duong Thu Huong
Y		
Yemen, Republic of	Ahmed Mohamed Sofan	Anwar Rizq Al-Harazi
Yugoslavia, Federal Republic of	Miroljub Labus	Jovan Rankovic
Z		
Zambia	Boniface Nonde	Likolo Ndalamei
Zimbabwe	Simba Herbert Stanley Makoni	Leonard Ladislas Tsumba

APPENDIX B

Directors and Alternates and Their Voting Power As of June 30, 2002

DIRECTOR	ALTERNATE DIRECTOR	CASTING VOTES OF	TOTAL VOTES	PERCENT OF TOTAL
Appointed				
Carole Brookins	Robert B. Holland, III	United States	569,629	23.73
Yuzo Harada	Masanori Yoshida	Japan	141,424	5.89
Eckhard Deutscher	Eckhardt Biskup	Germany	129,158	5.38
Pierre Duquesne	Emmanuel Moulin	France	121,265	5.05
Tom Scholar	Rosemary B. Stevenson	United Kingdom	121,265	5.05
Elected				
Philippe M. Peeters (Belgium)	Emin Dedeoglu (Turkey)	Austria, Belarus, Belgium, Czech Republic, Hungary, Kazakhstan, Luxembourg, Slovak Republic, Slovenia, Turkey	125,221	5.22
Franco Passacantando (Italy)	Helena Cordeiro (Portugal)	Albania, Greece, Italy, Portugal	98,866	4.12
Balmiki Prasad Singh [A] (India)	Akbar Ali Khan (Bangladesh)	Bangladesh, India, Sri Lanka	98,264	4.09
Moises Pineda (Mexico)	Jose H. Machillanda (Rep. Bol. de Venezuela)	Costa Rica, El Salvador, Guatemala, Honduras, Mexico, Nicaragua, Spain, Venezuela (República Bolivariana de)	97,478	4.06
Terrie O'Leary (Canada)	Sharon Weber (Jamaica)	Antigua and Barbuda, The Bahamas, Barbados, Belize, Canada, Dominica, Grenada, Guyana, Ireland, Jamaica, St. Kitts and Nevis, St. Lucia	92,944	3.87
Finn Jønck (Denmark)	Inkeri Hirvensalo (Finland)	Denmark, Estonia, Finland, Iceland, Latvia, Lithuania, Norway, Sweden	86,693	3.61
Pieter Stek (Netherlands)	Tamara Solyanyk (Ukraine)	Armenia, Bosnia and Herzegovina, Bulgaria, Croatia, Cyprus, Georgia, Israel, Macedonia (former Yugoslav Republic of), Moldova, Netherlands, Romania, Ukraine	86,515	3.60
(Vacant) [B] (Russian Federation)	Eugene Miagkov (Russian Federation)	Russian Federation	81,592	3.40
Jaime Ruiz (Colombia)	Luis Antonio Balduino (Brazil)	Brazil, Colombia, Dominican Republic, Ecuador, Haiti, Panama, Philippines, Trinidad and Tobago	75,980	3.16
Neil F. Hyden (Australia)	Dong-Soo Chin (Rep. of Korea)	Australia, Cambodia, Kiribati, Korea (Republic of), Marshall Islands, Micronesia (Federated States of), Mongolia, New Zealand, Palau, Papua New Guinea, Samoa, Solomon Islands, Vanuatu	73,309	3.05
Mario Soto-Platero (Uruguay)	Roberto Garcia-Lopez (Argentina)	Argentina, Bolivia, Chile, Paraguay, Peru, Uruguay	64,144	2.67
Pietro Veglio (Switzerland)	Jerzy Hylewski (Poland)	Azerbaijan, Kyrgyz Republic, Poland, Switzerland, Tajikistan, Turkmenistan, Uzbekistan	60,548	2.52
Abdul Aziz Mohd. Yaacob (Malaysia)	Nguyen Doan Hung (Vietnam)	Fiji, Indonesia, Lao People's Democratic Republic, Malaysia, Myanmar, Nepal, Singapore, Thailand, Tonga, Vietnam	59,912	2.50
Girmai Abraham (Eritrea)	Richard H. Kaijuka (Uganda)	Angola, Botswana, Burundi, Eritrea, The Gambia, Kenya, Lesotho, Liberia, Malawi, Mozambique, Namibia, Nigeria, Seychelles, Sierra Leone, South Africa, Sudan, Swaziland, Tanzania, Uganda, Zambia, Zimbabwe	58,496	2.44
Ahmed Sadoudi (Algeria)	Inaamul Haque [C] (Pakistan)	Algeria, Ghana, Iran (Islamic Republic of), Iraq, Morocco, Pakistan, Tunisia	46,016	1.92
Mahdy Ismail Aljazzaf (Kuwait)	Mohamed Kamel Amr (Arab Republic of Egypt)	Bahrain, Egypt (Arab Republic of), Jordan, Kuwait, Lebanon, Libya, Maldives, Oman, Syrian Arab Republic, United Arab Emirates, Yemen (Republic of)	34,079	1.42
Yahya Abdulla M. Alyahya (Saudi Arabia)	Abdulrahman M. Almofadhi (Saudi Arabia)	Saudi Arabia	30,312	1.26
Zhu Guangyao (China)	Chen Huan [D] (China)	China	24,750	1.03
Bassary Toure (Mali)	Paulo F. Gomes (Guinea-Bissau)	Benin, Burkina Faso, Cameroon, Cape Verde, Central African Republic, Chad, Comoros, Congo (Democratic Republic of), Congo (Republic of), Côte d'Ivoire, Djibouti, Equatorial Guinea, Gabon, Guinea, Guinea-Bissau, Madagascar, Mali, Mauritania, Mauritius, Niger, Rwanda, Senegal, Togo	22,947	.96

IN ADDITION TO THE DIRECTORS AND ALTERNATES SHOWN IN THE FOREGOING LIST, THE FOLLOWING ALSO SERVED AFTER JUNE 30, 2001:

DIRECTOR	END OF PERIOD OF SERVICE	ALTERNATE DIRECTOR	END OF PERIOD OF SERVICE
Khalid M. Al-Saad (Kuwait)	October 31, 2001	Anna M. Brandt (Sweden)	July 31, 2001
Andrei Bugrov (Russian Federation)	March 31, 2002	Lewis D. Holden (New Zealand)	July 6, 2001
Matthias Meyer (Switzerland)	March 31, 2002	Mahbub Kabir (Bangladesh)	September 21, 2001
Jean-Claude Milleron (France)	August 1, 2001		
Stephen Pickford (United Kingdom)	December 16, 2001		
Jan Piercy (United States)	August 19, 2001		
Helmut Schaffer (Germany)	June 15, 2002		

Note: Afghanistan (361 votes), Ethiopa (377 votes) and Somalia (333 votes) did not participate in the 2000 Regular Election of Directors. The Federal Republic of Yugoslavia (2,053 votes) became a member after that election.

A. To be succeeded by C.M. Vasudev (India) effective August 1, 2002.
B. To be succeeded by Alexey G Kvasov (Russian Federation) effective July 1, 2002.
C. To be succeeded by Tanwir Ali Agha (Pakistan) effective July 1, 2002.
D. To be succeeded by Wu Jinkang (China) effective July 15, 2002.

APPENDIX C

Banking Advisory Group Members

Mr. Abdlatif Y. Al-Hamad
Director General/Chairman of the Board
Arab Fund for Economic & Social Development
Box 21923-Safat
13080-Kuwait
Tel: (965) 484-4500
Fax: (965) 481-5750

Mrs. Ana Patricia Botín
Consejera
Banco Santander Central Hispano
Castellana No. 24
28046 Madrid
Spain
Tel: (34-91) 342-4906
Fax: (34-91) 342-7308

Mr. Fernao Bracher
Presidente
Banco BBA Credittanstalt S.A.
Av. Paulista, 37 - andar 19
CEP 013111-902
Sao Paulo, Brazil
Tel.: (55-11) 281-8210 and 284-9912
Fax: (55-11) 281-8151

Mr. Toyoo Gyohten
President
Institute for International Monetary Affairs
1-2-2, Nihombashi Hongoku-cho
Chuo-ku, Tokyo 103
Japan
Tel: (81-3) 3246-1401
Fax: (81-3) 3231-5422

Mr. Rainer Masera
Managing Director
San Paolo IMI Spa
Piazza S. Carlo, 156
Torino 10121, Italy
Tel: (39-011) 555-2203
Fax: (39-011) 555-2276

Mr. Roberto Mendoza
HMDM, Ltd.
c/o Rhone Group
630 Fifth Avenue, Suite 2710
New York, NY 10111
Tel. 212 218 6647
Fax 212 218-6654
Mobile: 917-202-8310

Mr. Deepak Parekh
Chairman
Housing Development Finance
Corporation Limited
Ramon House 169
169 Backbay Reclamation
Mumbai 400 020
India
Tel: (91-22) 285-0000
Fax: (91-22) 285- 2336

Mr. Isaac Takawira
Managing Director
Barclays Bank of Kenya
Barclays Plaza
Loita Street
P O Box 30120
Nairobi, Kenya
Tel: (254 2) 332 230
Fax (254 2) 213 915

Mr. Marc Viénot
Président d'Honneur
Société Générale
Tour Société Générale
92972 Paris La Défense Cedex
France
Tel: 33-1 42-14-41-72
Fax: 33-1 42-14-75-55

APPENDIX D

Organizational Chart and IFC Management

- **BOARD OF GOVERNORS**
  - **BOARD OF DIRECTORS**
    - **James D. Wolfensohn** — President
      - **Cheikh Ibrahima Fall** — Vice President & Corporate Secretary[2]
      - **Meg Taylor** — Compliance Advisor & Ombudsman[1]
      - **Peter L. Woicke** — Managing Director for World Bank, Executive Vice President IFC
        - **Joseph O'Keefe** — Manager, Corporate Relations
        - **William E. Stevenson** — Director, Operations Evaluation Group
        - **Gavin Murray** — Director, Environment and Social Development
        - **Guy Pierre Pfeffermann** — Director, Economics
        - **Nemat Talaat Shafik** — Vice President, Private Sector Development & Infrastructure[3]
          - **Mohsen Khalil** — Director (Bank/IFC), Global Info. & Communication Technologies[4]
          - **Rashad-Rudolf Kaldany** — Director (Bank/IFC), Oil, Gas, Mining & Chemicals[4]
          - **Harold Rosen** — Director (Bank/IFC), Small & Medium Enterprises[4]
          - **Michael Klein** — Director (Bank/IFC), Private Sector Advisory Services[4]
        - **Assaad J. Jabre** — Vice President, Operations
          - **Bernard Sheahan** — Director, Operational Strategy
          - **Suellen L. Lazarus** — Director, Syndications & International Securities
          - **Motoharu Fujikura** — Director, Tokyo Office
          - **Nina Shapiro** — Treasurer, Treasury
          - **Haydée Celaya** — Director, Sub-Saharan Africa
          - **Javed Hamid** — Director, East Asia & Pacific
          - **Dimitris Tsitsiragos** — Director, South Asia
          - **Edward A. Nassim** — Director, Central & Eastern Europe
          - **Khosrow K. Zamani** — Director, Southern Europe & Central Asia
          - **Bernard Pasquier** — Director, Latin America & the Caribbean
          - **Sami Haddad** — Director, Middle East & North Africa
          - **Jean-Paul Pinard** — Director, Agribusiness
          - **Karl Voltaire** — Director, Global Financial Markets
          - **Richard Ranken** — Director, Global Manufacturing & Services
          - **Guy Ellena** — Director, Health & Education
          - **Declan J. Duff** — Director, Infrastructure
          - **Teresa Barger** — Director, Private Equity and Investment Funds
          - **Francisco Tourreilles** — Director, Power
        - **Farida Khambata** — Vice President, Portfolio & Risk Management
          - **Allen F. Shapiro** — Director, Controller's & Budgeting
          - **Guy-Pierre de Poerck** — Chief Information Officer, Corporate Business Informatics
          - **Marc Babin** — Director, Corporate Portfolio Mangement
          - **Paul Hinchey** — Director, Credit Review
          - **Avi Hofman** — Senior Manager, Financial Operations
          - **Lakshmi Shaym-Sunder** — Associate Director, Risk Management & Financial Policy
          - **Jyrki Koskelo** — Director, Special Operations
          - **Udayan Wagle** — Director, Trust Funds
        - **Dorothy H. Berry** — Vice President, Human Resources & Administration
        - **Carol F. Lee** — Vice President & General Counsel
          - **Jennifer Sullivan** — Deputy General Counsel
          - **Barbara Kafka** — Senior Manager, Conflicts[5]

1 Vice presidential rank, serves same role for MIGA
2 Jointly IFC and IBRD
3 World Bank vice president reporting to Peter Woicke in his capacity as managing director of the Bank
4 Joint IFC-IBRD department
5 Reports jointly to IBRD and IFC general counsels

IFC Management July 2002

President[1]	James D. Wolfensohn
Executive Vice President[2]	Peter L. Woicke
Vice President and Corporate Secretary[1]	Cheikh Ibrahima Fall
Compliance Advisor/Ombudsman[3]	Meg Taylor
Vice President and General Counsel	Carol F. Lee
Vice President, Human Resources and Administration	Dorothy H. Berry
Vice President, Operations	Assaad J. Jabre
Vice President, Portfolio and Risk Management	Farida Khambata
Vice President, Private Sector Development and Infrastructure, IBRD	Nemat Talaat Shafik

Regional Departments

Sub-Saharan Africa

Director	Haydée Celaya
Regional Manager, East Africa (Nairobi, Kenya)	Saleem Karimjee
Regional Manager, West Africa (Abidjan, Côte d'Ivoire)	Saran Kebet-Koulibaly
Country Manager, Nigeria (Lagos)	Andrew Alli
Country Manager, Cameroon (Douala)	Mohamadou Diop
Manager, Business Development	Jean Philippe Prosper

East Asia and Pacific

Director (Hong Kong)	Javed Hamid
Manager, Business Development (Hong Kong)	Timothy Krause
Manager, Business Development (Hong Kong)	Azmat Taufique
Country Manager, China and Mongolia (Beijing)	Karin Finkelston
Country Manager, Indonesia (Jakarta)	German Vegarra
Country Manager, Philippines (Manila)	Vipul Bhagat
Country Manager, Thailand (Bangkok)	Michael Higgins
Country Manager, Vietnam (Hanoi)	Deepak Khanna
Manager, Strategy and Coordination	Amitava Banerjee

South Asia

Director	Dimitris Tsitsiragos
Country Manager, India (New Delhi)	Vipul C. Prakash
Head, Strategy and Coordination	Neil Gregory

Central and Eastern Europe

Director (Moscow)	Edward A. Nassim
Director, Private Enterprise Partnership (Moscow)	Christian Grossmann
Manager, Strategy and Coordination	Kutlay Ebiri

Southern Europe and Central Asia

Director (Istanbul)	Khosrow K. Zamani
Manager (Istanbul)	Sita Ramaswami
Manager (Istanbul)	Sujata Lamba

Latin America and the Caribbean

Director (Rio de Janeiro)	Bernard Pasquier
Country Manager, Brazil (São Paulo)	Wolfgang Bertelsmeier
Country Manager, Colombia (Bogota)	Paolo Martelli
Country Manager, Mexico & Central America (Mexico City)	Manuel Núñez
Manager, Business Development	Marcos Brujis
Manager, Strategy and Coordination	Toshiya Masuoka

Middle East and North Africa

Director (Cairo)	Sami Haddad
Associate Director, General Business Development	Abdelkader H. Allaoua
Country Manager, Pakistan	Farid Dossani
Head, Strategy and Coordination	Peggy Henderson

Industry Departments

Agribusiness

Director	Jean-Paul Pinard
Senior Manager, Portfolio and Credit Review	Macadou N'Daw
Manager, New Investments	Oscar Chemerinski

Global Financial Markets

Director	Karl Voltaire
Director, Portfolio	Mary Ellen Iskenderian
Portfolio Manager, Africa (Johannesburg)	Alain Soulard
Portfolio Manager, Asia	Loy Pires
Portfolio Manager, Europe	Ritva Laukkanen
Portfolio Manager, LAC	Serge Devieux
Portfolio Manager, MENA	M. Rohil Hafeez
Manager, Banking and Financial Products Group, Asia/Africa/MENA	Shidan Derakhshani
Manager, Banking and Financial Products Group, LAC/Europe	Mark Alloway
Manager, Financial Markets Transaction Group	Georgina Baker
Manager, Housing Finance	Pamela Lamoreaux
Manager, Micro Finance	S. Aftab Ahmed

Global Information and Communication Technologies[4]

Director	Mohsen Khalil
Senior Manager, Portfolio and Credit Review	Joseph Solan
Manager, New Investments	Stephanie von Friedeburg
Manager, Internet Group	Ravi Vish

Global Manufacturing and Services

Director	Richard Ranken
Associate Director, Sector Group I & Global Corporate Finance	Jerome Sooklal
Associate Director, Global Portfolio	Michael Essex
Senior Portfolio Manager, Europe	Robin Glantz
Portfolio Manager, Africa	Colin Warren
Portfolio Manager, LAC	Stanley Greig
Manager, Sector Group II	Sujoy Bose
Manager, Global Transaction Group	Stephanie Miller Freymann

Health and Education

Director	Guy Ellena
Manager, Business Development	Shilpa Patel

Infrastructure

Director	Declan J. Duff
Senior Manager, Transport Services	Ravinder Bugga
Manager, Portfolio and Credit Review	Paul Baribeau
Manager, Infrastructure	Amnon Mates
Manager, Utilities	Usha Rao-Monari

Oil, Gas, Mining and Chemicals[4]

Director	Rashad-Rudolf Kaldany
Senior Manager, Mining	Kent E. Lupberger
Manager, Oil and Gas	Somit Varma
Manager, Chemicals	Lance Crist
Manager, Portfolio and Credit Review	Kalada Harry

Power

Director	Francisco Tourreilles
Manager, New Investments	Darius Lilaoonwala
Manager, Portfolio and Credit Review	Apinya Suebsaeng

Private Equity and Investment Funds

Director	Teresa Barger
Manager	David Wilton

Small and Medium Enterprise[4]

Director	Harold Rosen
Associate Director	Shahbaz Mavaddat
Senior Manager	Max Aitken
Manager	Thomas Davenport
Manager	Vincent Rague

Syndications and International Securities

Director	Suellen L. Lazarus
Manager, B Loan Management	Mary Elizabeth Ward

Trust Funds

Director	Udayan Wagle
Manager	Mariko Higashi

Project Development Facilities

Africa Project Development Facility (APDF)

General Manager (Johannesburg, South Africa)	John James
Regional Manager (Johannesburg, South Africa)	Jesper Kjaer
Regional Manager (Nairobi, Kenya)	Mischek Ngatunga
Regional Manager (Abidjan, Côte d'Ivoire)	Henri Rabarijohn
Regional Manager (Accra, Ghana)	Modou Badara Njie

China Project Development Facility (CPDF)

General Manager (Chengdu, China)	Eric Siew

Developing Enterprises in South Asia (DESA)

General Manager (Dhaka, Bangladesh)	Anil Sinha

Mekong Project Development Facility (MPDF)

General Manager (Hanoi, Vietnam)	Mario Fischel
Regional Manager (Laos/Cambodia)	Adam Sack
Regional Manager (Ho Chi Minh City, Vietnam)	Robert Webster

South Pacific Project Facility (SPPF)

General Manager (Sydney, Australia)	Denise Aldous

Southeast Europe Enterprise Development (SEED)

General Manager (Sarajevo, Bosnia and Herzegovina)	Mariann Kurtz

Departments

Controller's and Budgeting

Director	Allen F. Shapiro
Senior Manager, Budgeting	Richard J. Moss
Manager, Financial Reporting and Accounting Policy	Paul B. Bravery
Manager, Internal Controls and Special Projects	(vacant)
Senior Adviser, Loss Provisioning	Guy A. de Clercq

Corporate Business Informatics

Chief Information Officer	Guy-Pierre de Poerck
Manager, Development and Informatics	Wajdi Bustani
Manager, Business Informatics	Paul Standen

Corporate Portfolio Management

Director	Marc Babin
Head/Equity and Portfolio Management	Sebastian Thiriez

Risk Management & Financial Policy

Associate Director	Lakshmi Shyam-Sunder

Corporate Relations

Manager	Joseph O'Keefe

Credit Review

Director	Paul Hinchey
Associate Director	Sakdiyiam Kupasrimonkol
Chief Credit Officer	Mun Fui Wong
Chief Credit Officer	Eduardo Abello
Chief Credit Officer	Mamta Shah
Chief Credit Officer	Maria DaG. Domingues
Chief Credit Officer	Vincent Polizatto

Economics

Director	Guy Pierre Pfeffermann
Lead Economist	Frank J. Lysy

Environment and Social Development	
Director	Gavin Murray
Manager, Environmental Markets Group	Louis Boorstin
Manager, Project Support Group	William Bulmer
Manager, Insurance Services Group	Merunisha Ahmid
Manager, Market Development	Imoni Akpofure
Financial Operations	
Senior Manager	Avi Hofman
Manager, Loan and Equity Operations Support	Soon-Wan Ooi
Manager, Treasury Operations Support	Isaku Higa
Human Resources and Administration	
Vice President	Dorothy H. Berry
Associate Director, HR Development	Esteban Altschul
Manager, Compensation and Policy Implementation	Jean Bradier
Human Resources Team Manager	Eva Mennel
Human Resources Team Manager	Anne Sahl
Manager, Facilities and Administration	Geoffrey A. Willing
Legal	
Vice President and General Counsel	Carol F. Lee
Deputy General Counsel	Jennifer Sullivan
Chief Counsel	Fernando Cabezas
Chief Counsel, Finance	Victoria C. Choy
Chief Counsel	David Harris
Chief Counsel	Eduardo A. Hernandorena
Chief Counsel	David McLean
Chief Counsel	Christian Philip
Chief Counsel	George Springsteen
Conflicts of Interest Office	
Senior Manager[5]	Barbara Kafka
Operations Evaluation Group[6]	
Director	William E. Stevenson
Operational Strategy Group	
Director	Bernard Sheahan
Treasury	
Treasurer	Nina Shapiro
Manager, Funding Operations	John Borthwick
Manager, Liquid Assets and Cash Management	Mark Spindel
Manager, Client Products and Asset Liability Management	Shanker Krishnan
Manager, Applications Development Group	Takehisa Eguchi
OTHER	
Director, Tokyo Office	Motoharu Fujikura
Special Representative for Europe	Arthur Levi
Private Sector Advisory Services[4]	
Director	Michael Klein
Manager, Privatization Policy and Transactions	Denise Leonard
Manager, Privatization Policy and Transactions	David Donaldson
Manager, Business Environment and Foreign Investment	Joseph Battat
Regional Manager (Sydney, Australia)	Andrew Proctor
Special Operations	
Director	Jyrki Koskelo

1. These officers hold the same position in IBRD.
2. Also serves as Managing Director for the World Bank, with responsibility for Private Sector Development across the Bank Group.
3. Reports directly to James D. Wolfensohn.
4. Reports to IBRD Vice President, Private Sector Development and Infrastructure, as well as IFC Vice President, Operations and IFC Vice President, Portfolio and Risk Management on portfolio matters.
5. Reports directly to Vice President and General Counsel of both IBRD and IFC.
6. Reports directly to Robert Picciotto, Director General, Operations Evaluation, IBRD and to IFC Executive Vice President.

APPENDIX E

Field Representatives and Contacts

COUNTRY	CITY	NAME	TITLE
A			
Albania	Tirana	Elira Sakiqi	Program Coordinator
Albania (SEED)	Tirana	Anila Bashilari	Program Coordinator
Argentina	Buenos Aires	Yolande Duhem	Resident Representative
Armenia	Yerevan	Nerses Karamanukyan	Sr. Projects Officer
Australia (FIAS)	Sydney	Andrew Proctor	Regional Manager
Australia (SPPF)	Sydney	Denise Aldous	General Manager
Azerbaijan	Baku	Aliya Nuriyeva	Program Coordinator
B			
Bangladesh	Dhaka	Hafeezuddin Ahmad	Sr. Investment Officer
Bangladesh (DESA)	Dhaka	Anil Sinha	General Manager
Belarus	Minsk	Carl Dagenhart	Project Manager
Bolivia	La Paz	Paolo Martelli	Regional Representative
Bosnia & Herzegovina (SEED)	Banja Luka	Stevo Topalovic	Senior Analyst
Bosnia & Herzegovina	Sarajevo	Ajla Cico	Team Assistant
Bosnia & Herzegovina (SEED)	Sarajevo	Lejla Drasnic	Program Coordinator
Brazil	Rio de Janeiro	Bernard Pasquier	Director
Brazil	São Paulo	Wolfgang Bertelsmeier	Country Manager
Bulgaria	Sofia	George Alexandrov	Program Coordinator
C			
Cambodia	Phnom Penh	Deepak Khanna	Country Manager
Cambodia (MPDF)	Phnom Penh	Adam Sack	Regional Manager
Cameroon	Douala	Mohamadou Diop	Regional Representative
Cameroon (APDF)	Douala	(Vacant)	
Chile	Santiago	Yolande Duhem	Regional Representative
China	Hong Kong	Javed Hamid	Director
China	Beijing	Karin Finkelston	Country Manager
China (CPDF)	Chengdu	Eric Siew	General Manager
Colombia	Bogotá	Paolo Martelli	Resident Representative
Côte d'Ivoire	Abidjan	Saran Kebet-Koulibaly	Regional Manager
Côte d'Ivoire (AMSCO)	Abidjan	Fatma Hervieu-Wane	Regional Manager
Côte d'Ivoire (APDF)	Abidjan	Henri E. Rabarijohn	Regional Manager
Croatia	Zagreb	Vedran Antoljak	Program Coordinator
Czech Republic	Prague	Charles van der Mandele	Head of Special Operations
D			
Dominican Republic	Santo Domingo	Salem Rohana	Investment Officer
E			
Egypt, Arab Republic of	Cairo	Sami Haddad	Director
Ethiopia	Addis Ababa	(vacant)	
F			
France	Paris	Arthur Levi	Special Representative
G			
Georgia	Tbilisi	Anna Akhalkatsi	Program Coordinator
Germany	Frankfurt	Oltmann Siemens	Special Representative
Ghana	Accra	Caradoc Mills-Lamptey	Investment Officer
Ghana (AMSCO)	Accra	Charles Gigi	Regional Manager
Ghana (APDF)	Accra	Modou Badara Njie	Regional Manager
Guatemala	Guatemala	Manuel E. Núñez	Regional Representative
I			
India	Mumbai	(Vacant)	
India	New Delhi	Dimitris Tsitsiragos	Director
Indonesia	Jakarta	German Vegarra	Country Manager
J			
Japan	Tokyo	Motoharu Fujikura	Director
K			
Kazakhstan	Almaty	Gorton De Mond	Regional Representative
Kenya	Nairobi	Saleem Karimjee	Regional Manager
Kenya (AMSCO)	Nairobi	Edward Greene	Regional Manager
Kenya (APDF)	Nairobi	Mischeck Ngatunga	Regional Manager
Korea, Republic of	Seoul	Tae-Hee Yoon	Advisor
Kosovo	Pristina	Anjeta Baruti	Office Administrator
Kyrgyz Republic	Bishkek	Gulnura Djuzenova	Program Coordinator

COUNTRY	CITY	NAME	TITLE
L			
Lao PDR	Vientiane	Deepak Khanna	Country Manager
Lao PDR	Vientiane	Adam Sack	Regional Manager
M			
Mauritius (AMSCO)	Port-Louis	Christopher Raoelina	Regional Manager
Mexico	Mexico D.F.	Manuel E. Núnez	Resident Representative
Mongolia	Ulaanbaatar	Dorjnamjim Lhaajav	Project Coordinator
Mozambique	Maputo	(Vacant)	
N			
Nepal	Kathmandu	Sudhir Mittal	Resident Representative
Netherlands (AMSCO)	Amsterdam	Clive Carpenter	General Manager
Nigeria	Lagos	Andrew Alli	Country Manager
Nigeria (AMSCO)	Lagos	Ronke Osikova	Project Officer
Nigeria (APDF)	Lagos	Olatunde Akande	Investment Officer
P			
Pakistan	Islamabad	Farid Dossani	Country Manager
Paraguay	Asunción	Yolande Duhem	Regional Representative
Philippines	Manila	Vipul Bhagat	Country Manager
Poland	Warsaw	Laurence Carter	Regional Representative
R			
Romania	Bucharest	Ana Maria Mihaescu	Chief of Mission
Russian Federation (PEP)	Moscow	Christien Grossman	Director
S			
Singapore	Singapore	Francois Grossas	Principal Investment Officer
South Africa	Cape Town	Henning Amelung	Sr. Investment Officer
South Africa (APDF)	Cape Town	Rubin Japhta	Investment Officer
South Africa	Johannesburg	Haydée Celaya	Director
South Africa (APDF)	Johannesburg	John James	General Manager
Sri Lanka	Colombo	Sanjiva Senanayake	Country Manager
T			
Tajikistan	Dushanbe	Olim Khomidov	Investment Officer
Thailand	Bangkok	Michael Higgins	Country Manager
Trinidad and Tobago	Port of Spain	Kirk Ifill	Senior Investment Officer
Turkey	Istanbul	Khosrow Zamani	Director
U			
Uganda	Kampala	Dan Kasirye	Investment Officer
Ukraine	Kiev	Elena Voloshina	Program Officer
United Kingdom	London	Arthur Levi	Special Representative for Europe
Uruguay	Montevideo	Yolande Duhem	Regional Representative
Uzbekistan	Tashkent	Elbek Rikhsiyev	Administrative Assistant
V			
Vietnam	Hanoi	Deepak Khanna	Country Manager
Vietnam (MPDF)	Hanoi	Mario Fischel	General Manager
Vietnam (MPDF)	Ho Chi Minh City	Robert Webster	Regional Manager
Y			
Yugoslavia, FR	Belgrade	Roberto Albisetti	Chief of Mission
Yugoslavia, FR (SEED)	Belgrade	Vojislav Kandic	Program Coordinator
W			
West Bank & Gaza	Dahiat Al-Bareed	(Vacant)	
Z			
Zimbabwe	Harare	Thomas Kanjere	Investment Officer
Zimbabwe (AMSCO)	Harare	Abraham Lanor	Regional Manager

APPENDIX F

IFC Addresses

Headquarters
2121 Pennsylvania Avenue, N.W.
Washington, DC 20433, U.S.A.
Telephone: (202) 473-9331
Facsimile: (202) 974-4384

Albania, Tirana
Rruga Deshmoret e 4 Shkurtit
Vila. 34
Tirana, Albania
Telephone: (00355)-4-240587/8/9; (00355)-4-230016/7
Facsimile: (00355)-4-240590

Argentina, Buenos Aires
Bouchard 547, piso 11°
Torre Fortabat
1106 Buenos Aires, Argentina
Telephone: (54-11) 4315-1666
Facsimile: (54-11) 4312-7184

Armenia, Yerevan
Republic Square
2 Khorhertaranit Street
Yerevan 375010, Armenia
Telephone: (374-1) 545-241/242/243
Facsimile: (374-1) 599-542

Australia, Sydney (FIAS)
Level 18, CML Building
GPO Box 1612
14 Martin Place
Sydney, NSW 2000, Australia
Telephone: (61-2) 9223-7773
Facsimile: (61-2) 9223-2533

Azerbaijan, Baku
91-95 Mirza Mansur Str., Icheri Sheher
Baku 370 004, Azerbaijan
Telephone: (994-12) 921-941;922-807
Facsimile: (994-12) 921-479

Bangladesh, Dhaka
c/o World Bank
3A Paribagh
Dhaka 1000, Bangladesh
Telephone: (880-2) 861-1056; 966-9301
Facsimile: (880-2) 861-7521

Belarus, Minsk
6ª, 3rd floor Partizansky Prospekt
Minsk 220033, Belarus
Telephone: (375-172) 197-811; 281-799
Facsimile: (375-172) 227-440

Bolivia, La Paz
Calle Fernando Guachalla No. 342
Edificio Victor, Piso 9
La Paz, Bolivia
Telephone: (591-2) 244-3133
Facsimile: (591-2) 212-5065

Bosnia and Herzegovina, Banja Luka
Vase Pelagica 12
51000 Banja Luka
Bosnia and Herzegovina
Telephone: (387-33) 319-680
Facsimile: (387-33) 319-683

Bosnia and Herzegovina, Sarajevo
H. Kresevljakovica 19
71000 Sarajevo
Bosnia and Herzegovina
Telephone: 387-(0) 33 440-293
Facsimile: 387-(0) 33 440-108

Brazil, Rio de Janeiro
Rua Redentor, 14-Ipanema
Rio de Janeiro – 22421-030, Brazil
Telephone: (55-21) 2525-5850
Facsimile: (55-21) 2525-5879

Brazil, São Paulo
Av. Roque Petroni Junior, 999
8th Floor, Rooms 81/82
04707-910 São Paulo SP, Brazil
Telephone: (55-11) 5185-6888
Facsimile: (55-11) 5185-6890

Bulgaria, Sofia
36 Dragan Tzankov Blvd.
World Trade Center /INTERPRED
1057 Sofia, Bulgaria
Telephone: (359-2) 9181-4225
Facsimile: (359-2) 9181-4333

Cameroon, Douala
96 rue Flatters
Suite 305
B.P. 4616 Bonanjo
Douala, Cameroon
Telephone: (237) 428-033;429-451
Facsimile: (237) 428-014

China, Beijing
9th Floor, Tower B
Fuhua Mansion
8 Chaoyangmen Beidajie
Beijing 100 027, PR China
Telephone: (86-10) 6554-4191
Facsimile: (86-10) 6554-4192

Colombia, Bogotá
Corporación Financiera Internacional
Cra. 7 No. 71-21 Torre A, Piso 16
Bogotá, Colombia
Tel.: (571) 326-2085
Fax: (571) 317-4380

Côte d'Ivoire, Abidjan
Crnr. Booker Washington &
Jacques Aka Streets
Cocody, 01- B.P. 1850
Abidjan-01, Côte d'Ivoire
Telephone: (225) 2244-3244
Facsimile: (225) 2244-4483

Croatia, Zagreb
Trg. J.F. Kennedya 6b/III
Zagreb 10000, Croatia
Telephone: (385-1) 238-7236
Facsimile: (385-1) 238-7233

Czech Republic, Prague
Husova 5
11000 Prague 1, Czech Republic
Telephone: (420-2) 2440-1402/3
Facsimile: (420-2) 2440-1410

Dominican Republic, Santo Domingo
Calle Virgilio Diaz Ordoñez #36
esq. Gustavo Mejía Ricart
Edificio Mezzo Tempo, Suite 401
Santo Domingo, Dominican Republic
Telephone: (809) 566-6815
Facsimile: (809) 566-7746

Egypt, Cairo
World Trade Center Bldg.
1191 Corniche El Nil, Boulac
Cairo, Egypt
Telephone: (20-2) 579-9900/6565/5353
Facsimile: (20-2) 579-2211

Ethiopia, Addis Ababa
c/o World Bank
Africa Avenue
Bole Road
P.O. Box 5515
Addis Ababa, Ethiopia
Telephone: (251-1) 627-700
Facsimile: (251-1) 627-717

France, Paris
66, avenue d'Iéna
75116 Paris, France
Telephone: (33-1) 4069-3060
Facsimile: (33-1) 4720-7771

Georgia, Tbilisi
18a Chonkadze Street
Tbilisi, Georgia 380 005
Telephone: (995-32) 990-448
Facsimile: (995-32) 995-288

Germany, Frankfurt
Bockenheimer Landst. 109
D-60325 Frankfurt, Germany
Telephone:(49-69) 7434-8230
Facsimile:(49-69) 7434-8239

Ghana, Accra
No. 150A Roman Road
Roman Ridge
P.O. Box C2638
Accra, Ghana
Telephone: (233-21) 778-109;
779-804/5; 783-093/4
Facsimile: (233-21) 774-961: 776-245

Guatemala, Guatemala City
13 Calle 3-40, Zona 10
Edificio Atlantis, 14 Nivel
Guatemala City 01010, Guatemala
Telephone: (502) 367-2275
Facsimile: (502) 366-9851

India, Mumbai
Godrej Bhavan, 3rd Floor
Murzban Road
Fort, Mumbai 200 001, India
Telephone: (91-22) 231-1235
Facsimile: (91-22) 231-1236

India, New Delhi
No. 1, Panchseel Marg, Chanakyapuri
New Delhi 110 021, India
Telephone: (91-11) 611-1306
Facsimile: (91-11) 611-1281

Indonesia, Jakarta
Jakarta Stock Exchange Bldg.
Tower 2, 13th Floor
Jl. Jenderal Sudirman Kav. 52-53
Jakarta 12190, Indonesia
Telephone: (62-21) 5299-3001
Facsimile: (62-21) 5299-3002

Japan, Tokyo
10th Floor, Fukoku Seimei Building
2-2-2, Uchisaiwai-cho, Chiyoda-ku
Tokyo 100-0011, Japan
Telephone: (81-3) 3597-6657
Facsimile: (81-3) 3597-6698

Kazakhstan, Almaty
41, Kazybek Bi Street, 4th Floor
Almaty 480100, Republic of Kazakhstan
Telephone: (7-3272) 980-580
Facsimile: (7-3272) 980-581

Kenya, Nairobi
Hill Park Building
Upper Hill
P.O. Box 30577
Nairobi, Kenya
Telephone: (254-2) 260-300/720-467
Facsimile: (254-2) 260-383/717-390

Korea, Seoul
11th Floor, Youngpoong Building
Chongro-ku
Seoul 110-110, Korea
Telephone: (82-2) 399-0905/6
Facsimile: (82-2) 399-0915

Kyrgyz Republic, Bishkek
214 Moskovskaya Street
720 010 Bishkek, Kyrgyz Republic
Telephone: (996-312) 610-650
Facsimile: (996-312) 610-356/481

Mexico, Mexico City
Prado Sur 240, Suite 402
Lomas de Chapultepec
Del. Miguel Hidalgo
Mexico D.F., 11000, Mexico
Telephone: (52-55) 5520-6191
Facsimile: (52-55) 5520-5659

Mongolia, Ulaanbaatar
11-A Peace Avenue
Ulaanbaatar 210 648, Mongolia
Telephone: (976-11) 312-694
Facsimile: (976-11) 312-696

Mozambique, Maputo
Ave. Kenneth Kaunda, nr. 1224
Caixa Postal 4053
Maputo, Mozambique
Telephone: (258-1) 492-841/51
Facsimile: (258-1) 492-893

Nepal, Kathmandu
c/o World Bank
Yak & Yeti Hotel Complex
GPO Box 798
Kathmandu, Nepal
Telephone: (977-1) 268-123; 439-571
Facsimile: (977-1) 223-443

Nigeria, Lagos
Maersk House, 1st Floor
Plot 121 Louis Solomon Close
Off Ahmadu Bello Way
Victoria Island, Lagos, Nigeria
Telephone: (234-1) 262-6455-64
Facsimile: (234-1) 262-6465/66

Pakistan, Islamabad
20 A, Shahrah-e-Jamhuriyat
Ramna 5 (G-5/1), P.O. Box 3033
Islamabad, Pakistan
Telephone: (92-51) 227 9631/2/3
Facsimile: (92-51) 282 4335/282 4166

Philippines, Manila
11th Floor, Tower One
Ayala Triangle, Ayala Avenue
Makati 1226, Manila, Philippines
Telephone: (63-2) 848-7333/38
Facsimile: (63-2) 848-7339

Poland, Warsaw
Warsaw Financial Center
Emilii Plater 53, 9th Floor
00-113 Warsaw, Poland
Telephone: (48-22) 520-6100
Facsimile: (48-22) 520-6101

Romania, Bucharest
83, Dacia Boulevard, Sector 2
Bucharest, Romania
Telephone: (40-1) 211-2866
Facsimile: (40-1) 201-0364/211-3141

Russian Federation, Moscow
7/5 Bolshaia Dmitrovka Street Bldg 2
10 3009 Moscow, Russia
Telephone: (7-095) 755-8818
Facsimile: (7-095) 755-8298

Singapore
10 Shenton Way
#15-08 MAS Building
Singapore 079 117
Telephone: (65) 324-4612
Facsimile: (65) 324-4615

South Africa, Cape Town
1 Thibault Square, 13th Floor
Long Street
Cape Town 8001, South Africa
P.O. Box 2452, Cape Town 8000
Telephone: (27-21) 418-7180
Facsimile: (27-21) 418-7183

South Africa, Johannesburg
Oxford Gate, 1st Floor
Hyde Park Lane
Hyde Park 2196
Johannesburg, South Africa
P.O. Box 41283, Craig Hall 2024
Telephone: (27-11) 341-9000
Facsimile: (27-11) 325-0582

Sri Lanka, Colombo
73/5 Galle Road
Colombo 3, Sri Lanka
Telephone: (94-1) 448-070 ext. 325
Facsimile: (94-1) 471-536

Thailand, Bangkok
Diethelm Tower A
17th Floor
93/1 Wireless Road
Bangkok 10330, Thailand
Telephone: (66-2) 650-9253/8
Facsimile: (66-2) 650-9259

Trinidad and Tobago, Port of Spain
The Mutual Center
16 Queen's Park West
Port of Spain, Trinidad and Tobago
Telephone: (868) 628-5074
Facsimile: (868) 622-1003

Turkey, Istanbul
Is Kuleleri
Kule II – KAT 3
80620-4 Levent
Istanbul, Turkey
Telephone: (90-212) 212-6535/4513
Facsimile: (90-212) 275-0810/1146

Uganda, Kampala
1 Lumumba Avenue
1st Floor
Rwenzori House
P.O. Box 4463
Kampala, Uganda
Telephone: (256-41) 230-094/231-061/2
Facsimile: (256-41) 230-094/340-386

Ukraine, Kiev
4 Bogomoltsa Ulitsa, 5th Floor
Kiev 01024, Ukraine
Telephone: (380-44) 253-0539
Facsimile: (380-44) 490-5830

United Kingdom, London
4 Millbank
London SW1P 3JA, U.K.
Telephone: (44-207) 222-7711
Facsimile: (44-207) 976-8323

Uzbekistan, Tashkent
43 Academician Suleymanova Street
700 017 Tashkent, Uzbekistan
Telephone: (998-71) 133-2185
Facsimile: (998-71) 120-6215

Vietnam, Hanoi
7th Floor, 63 Ly Thai To, Hoan Kiem
Hanoi, Vietnam
Telephone: (84-4) 934-2282
Facsimile: (84-4) 934-2289

West Bank & Gaza, Dahiat Al-Bareed
P.O. Box 54842
Jerusalem, Israel
Telephone: (972-2) 236-6517/6547
Facsimile: (972-2) 236-6521

Zimbabwe, Harare
101 Union Avenue, 7th Floor
Harare, Zimbabwe
P.O. Box 2960, Harare
Telephone: (263-4) 794-868/869/860
Facsimile: (263-4) 793-805

2002 PROJECT DEVELOPMENT FACILITIES

Africa Project Development Facility (APDF)
Donors: *African Development Bank, Belgium, Canada, Denmark, Finland, France, Germany, IFC, Italy, Netherlands, Norway, Portugal, Sweden, Switzerland, United Kingdom, and United States*

Cameroon, Douala
96 rue Flatters
P.O. Box 4616
Douala, Cameroon
Telephone: (237) 428-033
Facsimile:(237) 428-014

Côte d'Ivoire, Abidjan
Immeuble CCIA, 17th Floor
01 B.P. 8669
Abidjan-01, Côte d'Ivoire
Telephone: (225) 2021-9697
Facsimile: (225) 2021-6151

Ghana, Accra
No. 150A, Roman House
Roman Ridge
Accra, Ghana
Telephone: (233-21) 776-245;778-109
Facsimile: (233-21) 774-961

Kenya, Nairobi
International House
P.O. Box 46534
Nairobi, Kenya
Telephone: (254-2) 217-368/9/70
Facsimile: (254-2) 339-121/330-436

Nigeria, Lagos
Maersk House, 1st Floor
Plot 121 Louis Solomon Close
Off Ahmadu Bello Way
Victoria Island, Lagos, Nigeria
Telephone: (234-1) 262-6455-64
Facsimile: (234-1) 262-6465/66

South Africa, Cape Town
13th Floor 1 Thibault Square
Long Street PO Box 2452
Cape Town 8000, South Africa
Telephone: (27-21) 418-7177/418-7220
Facsimile: (27-21) 418-7183

South Africa, Johannesburg
1st Floor, Victoria Gate West
Hyde Park Lane, Hyde Park
Johannesburg 2196, South Africa
P.O. Box 411552, Craighall 2024
Telephone: (27-11) 341-9000
Facsimile: (27-11) 325-0582

African Management Services Company (AMSCO)
Shareholders: *Development finance institutions and private sector*
Donors: African Development Bank, Denmark, Finland, Germany, IFC, Netherlands, Portugal, Sweden, Switzerland, United Kingdom, UNDP, and World Bank

Côte d'Ivoire, Abidjan
Regional Office Francophone West Africa
AMSCO/APDF, C.C.I.A., 17th Floor
01 BP 2049 ABJ 01 Abidjan
Côte d'Ivoire
Telephone: +225 20219697
Facsimile: +225 20216151

Ghana, Accra
Country Office
150A Roman Road
Roman Ridge
Accra, Ghana
Telephone: +233 21 779804/5
Facsimile: +233 21 774961/776245

Kenya, Nairobi
Regional Office Eastern Africa
A.C.S. Plaza, Lenana Road
P.O. Box 46534
Nairobi, Kenya
Telephone: +254 2 574748
Facsimile: +254 2 571822

Mauritius, Port-Louis
Indian Ocean Office
Anglo-Mauritius House
P.O. Box 253
Port-Louis, Mauritius
Telephone: +230 2081237
Facsimile: +230 2084871

Netherlands, Amsterdam
Headquarters
Friedman Building
Hogehilweg 4
1101 CC Amsterdam
The Netherlands
Telephone: +31 20 664 1916
Facsimile: +31 20 664 2959

Nigeria, Lagos
Country Office
Maersk House
Plot 121, Louis Solomon Close
Off Ahmadu Bello Way
Victoria Island
Lagos, Nigeria
Telephone: +234 1 262 6455/64, 2626470
Facsimile: +234 1 262 6465/66

China Project Development Facility (CPDF)
Donors: Australia, IFC, Switzerland, and United Kingdom

China, Chengdu
R. 2716 27th Floor Minxing Financial Tower
No. 88 Tidu Street
Chengdu, Sichuan Province
P.R. China 610016 Chengdu
Telephone: (86-28) 676-6622
Facsimile: (86-28) 676-7362

Mekong Project Development Facility (MPDF)
Donors: Asian Development Bank, Australia, Canada, Finland, IFC, Japan, Norway, Sweden, Switzerland, and United Kingdom

Cambodia, Phnom Penh
#113 Norodom Blvd.
Sangkat Chaktomuk PO Box 115
Phnom Penh, Cambodia
Telephone: (855-23) 210-922
Facsimile: (855-23) 215-157

Lao PDR, Vientiane
Novotel Hotel, Suite 141
Unit 9
Samsenthai Road
P.O.Box 585
Vientiane, Lao PDR
Telephone: (856-21) 219-099
Facsimile: (856-21) 219-098

Vietnam, Hanoi
7th Floor, 63 Ly Thai To, Hoan Kiem
Hanoi, Vietnam
Telephone: (84-4) 824-7892
Facsimile: (84-4) 824-7898

Vietnam, Ho Chi Minh City
Unit 3B
Somerset Chancellor Court
21-23 Nguyen Thi Minh Khai Str.
District 1
Ho Chi Minh City, Vietnam
Telephone: (84-8) 823-5266
Facsimile: (84-8) 823-5271

South Pacific Project Facility (SPPF)
Donors: Asian Development Bank, Australia, Fiji, IFC, Japan, Kiribati, New Zealand, and Samoa

Australia, Sydney
Level 18, CML Building
GPO Box 1612
14 Martin Place
Sydney, NSW 2000, Australia
Telephone: (61-2) 9223-7773
Facsimile: (61-2) 9223-2533

Southeast Europe Enterprise Development (SEED)
Donors: Austria, Canada, Greece, IFC, Netherlands, Norway, Slovenia, Sweden, Switzerland, and United Kingdom

Albania, Tirana
Deshmoret e 4 Shkurtit, No. 34
Tirana, Albania
Telephone: (355-42) 405-8889
Facsimile: (355-42) 405 90

Bosnia and Herzegovina, Banja Luka
Vase Pelagica 12
51000 Banja Luka, Bosnia and Herzegovina
Telephone: (387-51) 319-680
Facsimile: (387-51) 319-683

Kosovo, Pristina
The World Bank Group
Tirana-Str. N-35
Pristina, Kosovo
Telephone: (381-38) 249-459; 249-998
Facsimile: (381-38) 249-780

FYR Macedonia, Skopje
Ulica Makedonija 9-11
1000 Skopje, FYR Macedonia
Telephone: (389-2) 223-306
Facsimile: (389-2) 223-298

Yugoslavia, Belgrade
Kneginje Zorke 96-98
11000 Belgrade, Yugoslavia
Telephone: (381-11) 3023-750
Facsimile: (381-11)3023-740

APPENDIX G

Participants in Loan Syndications Signed in FY 2002

ABB Export Bank
Banco Espirito Santo SA
Bank of America NA
Banque Générale Luxembourg
Barclays Bank PLC
Brazilian American Merchant Bank
Caixa Geral de Depósitos SA
Caja de Ahorros del Mediterraneo
Caja de Ahorros y Pensiones de Barcelona (La Caixa)
Caterpillar Financial Services Corporation
Citibank, NA
Crédit Lyonnais
Den norske Bank ASA
Deutsche VerkehrsBank AG
DEXIA Group
Dresdner Bank AG
Ericsson Credit AB
Fortis Bank NV/SA
HVB Group
IKB Deutsche Industriebank AG
International Finance Participation Trust Management Inc. (IFPT)
Landesbank Hessen-Thueringen Girozentrale
Landesbank Rheinland-Pfalz Girozentrale
Landesbank Schleswig-Holstein Girozentrale
Mizuho Corporate Bank, Ltd.
Natexis Banques Populaires
Nederlandse Financierings-Maatschappij voor Ontwikkelingslanden NV (FMO)
Norddeutsche Landesbank
Norddeutsche Landesbank Luxembourg
Nordea AB (pub)
Rabobank International
Raiffeisen Zentralbank Oesterreich AG
Sumitomo Mitsui Banking Corporation
Transamerica Leasing Inc.
UFJ Bank Limited
Vereins-und Westbank AG

ACRONYMS, NOTES, AND DEFINITIONS

Acronyms

ADB	Asian Development Bank
AEF	Africa Enterprise Fund
AfDB	African Development Bank
AMSCO	African Management Services Company
APDF	Africa Project Development Facility
CAO	compliance advisor/ombudsman
CAS	country assistance strategy
CPDF	China Project Development Facility
EBRD	European Bank for Reconstruction and Development
EHSS	environmental, health, safety, and social
EPU	Environmental Projects Unit
ERR	economic rate of return
ESRR	environmental and social risk rating
FDI	foreign direct investment
FIAS	Foreign Investment Advisory Service
FY	fiscal year
GDP	gross domestic product
GDR	global depository receipt
GEF	Global Environment Facility
GHG	greenhouse gas
GNP	gross national product
IBRD	International Bank for Reconstruction and Development
IDA	International Development Association
IFC	International Finance Corporation
IMF	International Monetary Fund
IT	information technology
LAC	Latin America and the Caribbean
LIBOR	London interbank offered rate
MENA	Middle East and North Africa
MIGA	Multilateral Investment Guarantee Agency
MPDF	Mekong Project Development Facility
NEPAD	New Partnership for Africa's Development
NGO	nongovernmental organization
OECD	Organization for Economic Cooperation and Development
OEG	Operations Evaluation Group
PSAS	Private Sector Advisory Services
SEED	Southeast Europe Enterprise Development
SEF	Small Enterprise Fund
SME	small and medium enterprise
SPPF	South Pacific Project Facility
TATF	Technical Assistance Trust Funds
UEMOA	West African Economic and Monetary Union
UNDP	United Nations Development Programme
USAID	United States Agency for International Development
WB	World Bank
WBG	World Bank Group
WTO	World Trade Organization

Notes and Definitions

1. IFC's fiscal year runs from July 1 to June 30. Thus, FY02 began on July 1, 2001, and ended on June 30, 2002.

2. The World Bank includes both IBRD and IDA. The World Bank Group includes IBRD, IDA, IFC, and MIGA.

3. Investment amounts are given in U.S. dollars, regardless of the currencies of the investment. Investment amounts in non-U.S.-dollar currencies are revalued on the ending day of the month in which they are approved.

4. Figures cited in connection with project financing may refer to the following:
   Approvals—Equity and quasi-equity investments, guarantees, loans, syndicated loans, and risk management products approved by the Board of Directors.
   Commitments—Includes (1) signed loan and equity (including quasi-equity) investment agreements; (2) signed guarantee agreements; and (3) risk management facilities that are considered ready for execution as evidenced by a signed ISDA agreement or a signed risk management agreement with a client.
   Disbursements—Loans and investments paid out.

5. In some tables, totals may differ from the sum of individual figures because of rounding.

6. A single loan agreement between IFC and the borrower normally stipulates the full amount of financing to be provided by IFC and the participating institutions. The IFC loan is typically in two portions:
   The A-loan is IFC's own portion, funded with IFC's own resources and subject to its agreed loan terms.
   The B-loan is funded by participants on terms that may differ from those of IFC.

7. On-lending: The process of lending funds raised from the Corporation's own sources through intermediaries, such as local banks.

8. Quasi-equity instruments incorporate both loan and equity features, which are designed to provide varying degrees of risk/return trade-offs that lie between those of straight loan and equity investments.

9. IFC and participants fully share the commercial credit risks of projects, but, because IFC is the lender of record, participants receive the same tax and country risk benefits that IFC derives from its special status as a multilateral financial institution.

ROJECT MANAGER & EDITOR:

esmond Dodd

ORPORATE RELATIONS CONTRIBUTORS:

oseph O'Keefe, Manager

ana Lane, Chief of Publications

tephan Beauchesne, Information Officer (Web)

nna Bottiglieri, Information Assistant

oran Nadres, Consultant

aclan Heery, Intern

RIMARY IFC STAFF CONTRIBUTORS:

osemarie Abad	Irina Likhacheva
hilippe Aboua	Toshiya Masuoka
aura Andaya	Shawn Miller
nthony Aylward	Junko Oikawa
eborah Barry	Soon-Wan Ooi
ohn Borthwick	Lory Camba Opem
uley Bose	Nicholas Pardoe
aul Bravery	Fereshteh Raissian
icholas Burke	Nadir Rehman
auro Chiesa	Randall Riopelle
Chipperfield	Ellen Schwab
avid Donaldson	Kalim Shah
otlay Ebiri	Bernard Sheahan
ames Emery	Katharina Strydom
al Gregory	Stoyan Tenev
erry Hemond	William V. Todd
eggy Henderson	Wai-Keen Wong
rigid Holleran	Rob Wright
enoveva Izurieta	Linda Young
ergj Konda	Damla Zeybel
achel Kyte	

ANSLATION:

rabic: Al-Ahram Center for
ranslation & Publishing, Cairo

hinese: China Financial &
conomic Publishing, Beijing

rench & Spanish: World Bank
ranslation Division (GSDTR),
ashington, DC

ussian: Izdatelstvo VES MIR, Moscow

ESIGN:

upon Design Group, Washington, DC

ORTRAIT PHOTOGRAPHY:

reton Littlehales

ROJECT PHOTOGRAPHY:

ark Fallander

ichard Lord

INTERNATIONAL FINANCE CORPORATION
2121 PENNSYLVANIA AVENUE, NW
WASHINGTON, DC 20433 USA

TELEPHONE 202-473-3800
FACSIMILE 202-974-4384

www.ifc.org www.ifc.org/ar2002

ISBN 0-8213-5194-X

Printed on recycled paper



MANAGEMENT'S DISCUSSION AND ANALYSIS, FINANCIAL STATEMENTS, SUSTAINABILITY REVIEW, AND INVESTMENT PORTFOLIO

VOLUME 2

INTERNATIONAL FINANCE CORPORATION

WORLD BANK GROUP

IFC

INTERNATIONAL FINANCE CORPORATION

Since its founding in 1956, IFC has committed more than $34 billion of its own funds and has arranged $21 billion in syndications for 2,825 companies in 140 developing countries. IFC coordinates its activities with the other institutions in the World Bank Group—the International Bank for Reconstruction and Development, the International Development Association, and the Multilateral Investment Guarantee Agency—but is legally and financially independent. Its 175 member countries provide its share capital and collectively determine its policies.

The IFC Annual Report on the Web: www.ifc.org/ar2002 provides for easy navigation and downloading data related to IFC investment and portfolio projects.

Note: The regional reports, project listings, and other information on IFC operations during the 2002 fiscal year appear in volume 1 of the annual report.

The Corporation defines a commitment to include (1) signed loan and equity (including quasi-equity) investment agreements; (2) signed guarantee agreements; and (3) risk management facilities that are considered ready for execution as evidenced by a signed ISDA agreement or a signed risk management facility agreement with a client.

Currency is given in U.S. dollars throughout unless otherwise specified.

IFC 2002 ANNUAL REPORT VOLUME 2

INTERNATIONAL
FINANCE CORPORATION

WORLD BANK GROUP

CONTENTS

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

I. OVERVIEW

International Finance Corporation (IFC or the Corporation) is an international organization, established in 1956, to further economic growth in its developing member countries by promoting private sector development. IFC is a member of the World Bank Group, which also includes the International Bank for Reconstruction and Development (IBRD or the World Bank), the International Development Association (IDA), and the Multilateral Investment Guarantee Agency (MIGA). It is a legal entity separate and distinct from the World Bank, IDA, and MIGA, with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in IFC is open only to member countries of the World Bank. As of June 30, 2002, IFC's entire share capital was held by 175 member countries.

IFC's principal products are loans and equity investments, with a small but growing guarantee portfolio. Unlike most multilateral development institutions, IFC does not accept host government guarantees. IFC raises virtually all of the funds for its lending activities through the issuance of debt obligations in the international capital markets, while maintaining a small borrowing window with the World Bank. Equity investments are funded from net worth. During the year ended June 30, 2002 (FY02), IFC had an authorized borrowing ceiling of $4.5 billion (including $1.0 billion to allow for possible prefunding of the funding program for the year ending June 30, 2003 (FY03) during FY02).

IFC's capital base and its assets and liabilities are primarily denominated in US dollars. The Corporation seeks to minimize market risk (foreign exchange and interest rate risks) by closely matching the currency, rate bases, and maturity of its liabilities in various currencies with assets with the same characteristics. The Corporation controls residual market risk by utilizing currency and interest rate swaps and other derivative instruments.

II. FINANCIAL SUMMARY

BASIS OF PREPARATION OF THE CORPORATION'S FINANCIAL STATEMENTS

The accounting and reporting policies of the Corporation conform to generally accepted accounting principles in the United States (US GAAP).

The Corporation has traditionally prepared one set of financial statements and footnotes, complying with both US GAAP and International Accounting Standards (IAS). However, due to material differences between US Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS No. 138, *Accounting for Certain Derivatives and Certain Hedging Relationships* (collectively SFAS No. 133), which became effective for the Corporation on July 1, 2000, and its counterpart in IAS, IAS No. 39, *Financial Instruments Recognition and Measurement,* which became effective for the Corporation on July 1, 2001, it is no longer possible for the Corporation to satisfy the requirements of both US GAAP and IAS via one set of financial statements.

IFC is actively monitoring developments related to accounting standards and the primary basis for preparation of its financial statements, all with a view to the necessary systems and controls to manage its various lines of business. IFC plans to resume presentation of its financial statements using IAS by the year ending June 30, 2007.

Unless stated otherwise, discussions of financial performance herein refer to operating income, which excludes the effects of adopting SFAS No. 133. The effects of SFAS No. 133 on net income are discussed in Section VI.

FINANCIAL PERFORMANCE SUMMARY

From year to year, IFC's operating income is affected by a number of factors, principally the magnitude of provisions for losses against its loans, equity investments, and guarantees; loans in nonaccrual status and recoveries of interest on loans formerly in nonaccrual status; and income (dividends and capital gains) generated from its equity portfolio. A significant part of IFC's liquid assets portfolio is invested in fixed income securities, which are also subject to external market factors that affect the value of such securities, adding variability to operating income. Beginning in FY01, net income also includes unrealized gains and losses on financial instruments other than from trading activities, pursuant to the implementation of SFAS No. 133.

IFC has been consistently profitable since its inception in 1956, and recorded operating income for FY02 of $161 million, as compared with $241 million for the year ended June 30, 2001 (FY01), and $380 million for the year ended June 30, 2000 (FY00). Despite the tough economic environment in emerging markets, particularly in Argentina, one of IFC's largest exposures, the Corporation was able to record net income, including the effects of SFAS No. 133, of $215 million for FY02, as compared with $345 million for FY01 and $380 million for FY00.

The Corporation's operating income for the past five fiscal years ended June 30 is presented below:



Millions of U.S. Dollars
500
400
300
200
100
0
FY98
FY99
FY00
FY01
FY02

The table below presents selected financial data for the last five fiscal years (in millions of U.S. dollars, except where otherwise stated):

	As of and for the years ended June 30				
	2002	2001	2000	1999	1998
Net income highlights:					
Interest income	1,040	1,505	1,328	1,154	1,120
Of which:					
Interest and financial fees from loans	562	715	694	607	583
Income from time deposits and securities	478	790	634	547	537
Charges on borrowings	(438)	(961)	(812)	(670)	(651)
Net gains and losses on trading activities	31	87	(38)	(15)	13
Income from equity investments	428	222	262	265	314
Of which:					
Capital gains on equity sales	288	91	132	166	218
Dividends and profit participations	140	131	130	99	96
Provision for losses on loans, equity investments, and guarantees	(657)	(402)	(215)	(333)	(481)
Net noninterest expense	(243)	(210)	(145)	(152)	(103)
Operating income	161	241	380	249	212
Other unrealized gains and losses on financial instruments	54	11	-	-	-
Effect of accounting change	-	93	-	-	34
Net income	215	345	380	249	246
Balance sheet highlights:[1]					
Total assets	27,739	26,170	38,719	33,456	31,621
Liquid assets, net of associated derivatives	14,532	13,258	12,204	10,075	9,434
Loans and equity investments	10,734	10,909	10,940	10,039	8,976
Reserve against losses on loans and equity investments	(2,771)	(2,213)	(1,973)	(1,825)	(1,522)
Borrowings withdrawn and outstanding	16,581	15,457	14,919	12,429	11,162
Total capital	6,304	6,095	5,733	5,344	5,084
Key financial ratios:[2]					
Return on average assets[3]	0.6%	0.6%	1.1%	0.8%	0.8%
Return on average net worth[4]	2.7%	4.1%	6.9%	4.8%	5.0%
Cash and liquid investments as a percentage of next three years' estimated net cash requirements	109%	101%	103%	106%	77%
Debt to equity ratio[5]	2.8:1	2.6:1	2.6:1	2.3:1	2.3:1
Capital adequacy ratio[6]	49%	48%	48%	48%	49%
Total reserve against losses to total disbursed portfolio[7]	25.8%	20.3%	18.0%	18.2%	17.0%

1. In respect of loans, borrowings, and derivative assets and liabilities, the balance sheet and related disclosures as of June 30, 2002, and June 30, 2001, are not comparable with the balance sheet and related disclosures as of June 30, 2000, and prior periods due to the effects of implementing SFAS No. 133.
2. Key financial ratios are calculated excluding the effects of SFAS No. 133.
3. Return on average assets is defined as operating income for the fiscal year as a percentage of the average of total assets at the end of such fiscal year and the previous fiscal year.
4. Return on average net worth is defined as operating income for the fiscal year as a percentage of the average of total net worth (excluding payments on account of pending subscriptions) at the end of such fiscal year and the previous fiscal year.
5. Debt to equity ratio is defined as the ratio of outstanding borrowings plus outstanding guarantees to subscribed capital plus retained earnings at the end of the fiscal year.
6. Capital adequacy ratio is defined as the ratio of capital (including paid-in capital, retained earnings, and general loss reserve) to risk-weighted assets, both on- and off-balance sheet.
7. Total reserve against losses to total disbursed portfolio is defined as reserve against losses on loans and equity investments as a percentage of the total disbursed loan and equity portfolio at the end of the fiscal year.

III. CLIENT SERVICES

BUSINESS OVERVIEW

In partnership with private investors, IFC assists in financing the establishment, improvement, and expansion of private sector enterprises by making investments where sufficient private capital is not otherwise available on reasonable terms. IFC seeks to bring together domestic and foreign private capital and experienced management and thereby create conditions conducive to the flow of private capital, domestic and foreign, into productive investments in its developing member countries. In this way, IFC plays a catalytic role in mobilizing additional project funding from other investors and lenders, either through cofinancing or through loan syndications, underwritings, and guarantees. In addition to project finance (described below) and resource mobilization, IFC offers financial and technical advisory services to private businesses in developing member countries. It also advises member governments on private sector development matters.

IFC's investments are normally made in its developing member countries. The Articles of Agreement mandate that IFC shall invest in productive private enterprise. The requirement for private ownership does not disqualify enterprises that are partly owned by the public sector if such enterprises are organized under local commercial and corporate law, operate free of host government control in a market context and according to profitability criteria, and/or are in the process of being totally or partially privatized.

The Corporation's main investment activity is project financing. This encompasses "greenfield" projects, expansions, and modernizations. IFC also provides corporate credits to selected companies to finance ongoing programs of investment projects. In addition, the Corporation facilitates financing through financial intermediaries, covering project and general purpose lending and specialized lending products such as leasing, trade, and mortgage finance. These financial intermediaries function either as IFC's borrower, on-lending to private sector companies at their own risk, or as IFC's agent, identifying companies for direct loans from IFC.

The Corporation applies stringent tests of enterprise soundness, project viability, and developmental impact in determining the eligibility of projects for its investments.

INVESTMENT PROCESS AND PORTFOLIO SUPERVISION

IFC's investment process can be divided into six main stages:

Identification & appraisal >> Board approval >> Document negotiation >> Commitment >> Disbursement >> Supervision

The initial four stages are carried out under the responsibility of the Vice President, Investment Operations, while the fifth and sixth stages are overseen by the Vice President, Portfolio and Risk Management.

The Corporation carefully supervises its projects to monitor project performance and compliance with contractual obligations and with IFC's internal policies and procedures. IFC's Board of Directors is informed of such matters and of recommended courses of action at regular intervals.

REORGANIZATION OF THE CORPORATION'S INVESTMENT DEPARTMENTS

The Corporation undertook a reorganization of its investment departments in the last quarter of FY02. The reorganization was undertaken with the goal of increasing the volume of high-quality assets and sharpening the focus on the needs of IFC's clients and strengthening development impact. Regional departments are being transformed into business development centers based in the field, and senior staff are being assigned to regional hubs specifically for business development. Having such people in the field will not only strengthen IFC's country knowledge but will also help increase IFC's engagement with the domestic private sector. The reorganization is also intended to concentrate IFC's worldwide experience in financial markets and general manufacturing in two specialist departments, responsible for all investment processing and portfolio supervision. The financial effects of the reorganization on the Corporation's operating income for FY02 are detailed in Section VII.

INVESTMENT PROGRAM SUMMARY

Commitments

In FY02, the Corporation entered into new commitments totaling $3.1 billion, including $0.3 billion of signed guarantees, compared with $2.7 billion (including $0.5 billion of signed guarantees) for FY01. Loan and equity investment commitments pending disbursement at June 30, 2002, were $3.4 billion ($2.6 billion at June 30, 2001). Guarantees and client risk management facilities committed but not utilized at June 30, 2002, were $0.7 billion, unchanged from June 30, 2001.

COMMITMENTS, FY01-FY02



Millions of U.S. Dollars
4,000
3,000
2,000
1,000
0
IFC FY02
Participants FY02
IFC FY01
Participants FY01
Guarantee & Other
Quasi-equity
Equity
Loans

Disbursements

IFC disbursed $1.5 billion for its own account in FY02 ($1.5 billion in FY01). The lower level of disbursements in FY01 and FY02, as compared to FY00 ($2.2 billion), is mainly attributable to the difficult investment climate in the emerging markets in which IFC operates, together with the changing product mix in the past two years from direct investment products such as loans and equity investments to off-balance-sheet products such as guarantees. At June 30, 2002, IFC's disbursed and outstanding loans and equity investments for its own account (disbursed investment portfolio) were $10.7 billion ($10.9 billion at June 30, 2001).

Approvals

In FY02 IFC approved new investments for its own account, including guarantees and client risk management facilities, totaling $4.0 billion, representing 223 projects, compared with $3.7 billion in FY01, representing 240 projects. In addition, IFC approved loan participations (B-loans) arranged to be placed with financial institutions (Participants) for loans approved by the Corporation's Board of Directors totaling $1.9 billion in 39 projects in FY02 compared with $1.6 billion in 31 projects in FY01.

Approvals pending commitment for IFC's own account at June 30, 2002, including guarantees and client risk management facilities, were $3.8 billion ($3.9 billion at June 30, 2001).

APPROVALS, FY01-FY02



Millions of U.S. Dollars
4,000
3,000
2,000
1,000
0
IFC FY02
Participants FY02
IFC FY01
Participants FY01
Guarantee & Other
Quasi-equity
Equity
Loans

Disbursed investment portfolio

The Corporation's disbursed investment portfolio is widely diversified by sector and geographic region. The following charts show the distribution of the portfolio as of June 30, 2002, and June 30, 2001:

Distribution of disbursed portfolio by sector



FY01
FY02
Percent of Portfolio
25
20
15
10
5
0
A B C D E F G H I J K L M N O

A-Finance & insurance
B-Utilities
C-Transportation & warehousing
D-Food & beverages
E-Chemicals
F-Nonmetallic mineral product manufacturing
G-Primary metals
H-Oil, gas, & mining
I-Information
J-Collective investment vehicles
K-Industrial & consumer products
L-Accommodation & tourism services
M-Textiles, apparel, & leather
N-Paper & pulp
O-Other

Distribution of disbursed portfolio by geographic region



FY02
FY01
Latin America & the Caribbean
Asia & the Pacific
Europe & Central Asia
Sub-Saharan Africa
Middle East & North Africa

The portfolio of disbursed and outstanding B-loans at June 30, 2002, totaled $5.7 billion in 217 transactions compared with $6.6 billion in 250 transactions at June 30, 2001. The June 30, 2001 portfolio included securitized loans.

Additional information on IFC's investment portfolio as of and for the years ended June 30, 2002, and 2001 can be found in Notes C, D, and E to the Corporation's FY02 financial statements.

INVESTMENT PRODUCTS

Loans

Loans account for the major part of the financing provided by IFC, representing 75% of the Corporation's disbursed investment portfolio as of June 30, 2002, unchanged from June 30, 2001.

Loans will generally have the following characteristics:

- *Term:* typically amortizing with final maturities of up to 12 years
- *Currency:* primarily in major convertible currencies, principally US dollar, and to a lesser extent, euro, Swiss franc and Japanese yen
- *Interest rate:* fixed or variable
- *Pricing:* reflects such factors as market conditions and country and project risks; variable rate loans are generally tied to the 6-month LIBOR index in the relevant currency.

Since FY99, IFC has offered local currency loan products to certain clients, provided the Corporation is able to hedge its local currency exposure through mechanisms such as cross-currency swaps or forward contracts. Fixed-rate loans and loans in currencies other than US dollars are normally transformed, using currency and/or interest rate swaps, into US dollar variable rate loans.

On June 30, 2002, total loans disbursed and outstanding were $8.0 billion ($8.2 billion at June 30, 2001). At June 30, 2002, 89% (91% at June 30, 2001) of the Corporation's loans were US dollar-denominated. The currency composition of the loan portfolio is shown on the accompanying diagram (right).

CURRENCY COMPOSITION OF LOAN PORTFOLIO


Billions of U.S. Dollars
10
8
6
4
2
0
US dollars
Euros
Other currencies
Total
FY01
FY02

Equity

Equity investments accounted for 25% of the Corporation's disbursed investment portfolio at June 30, 2002, unchanged from June 30, 2001. IFC's equity investments are typically in the form of common or preferred stock and are usually denominated in the currency of the country in which the investment is made.

Quasi-equity

In addition to traditional equity investments, the Corporation provides financing through a variety of quasi-equity instruments, which constitute a growing portion of its investment portfolio. Quasi-equities include subordinated or convertible loans, asset-backed securities, and certain common or preferred shares with put and/or call features. Depending upon their characteristics, quasi-equities may be classified as either loans or equity investments in the Corporation's balance sheet. At June 30, 2002, the Corporation's disbursed and outstanding quasi-equity portfolio totaled $1,342 million ($1,326 million at June 30, 2001), of which $1,157 million was classified as loans ($1,160 million at June 30, 2001) and $185 million ($166 million at June 30, 2001) was classified as equity investments in the Corporation's balance sheet.

Loan participations (B-loans)

IFC finances only a portion, usually not more than 25%, of the cost of any project. All IFC-financed projects, therefore, require other financial partners. The principal direct means by which the Corporation mobilizes such private sector finance is through the sale of participations in its loans, known as the B-loan program. Through the B-loan program, IFC has cooperated primarily with commercial banks but also with non-bank financial institutions in financing projects since the early 1960s. More than 190 commercial banks and institutional investors currently participate in IFC's B-loan program.

Whenever it syndicates a loan, IFC will always make a loan for its own account (an A-loan), thereby sharing the risk alongside its loan participants. IFC acts as the lender of record and is responsible for the administration of the entire loan, including the B-loan. IFC charges fees to the borrower at prevailing market rates to cover the cost of the syndication of the B-loan. Since it began its loan syndication program, IFC has placed participations totaling $20.9 billion.

Client risk management services

IFC provides clients access to asset and liability management tools such as currency swaps and interest rate swaps, caps, and floors by acting as an intermediary between clients and market counterparties. IFC also provides risk-sharing structures and guarantees that allow its clients to transact directly with market counterparties.

Guarantees and partial credit guarantees

Guarantees represent a growing product line for the Corporation. Beginning in FY01, the Corporation began offering partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. The Corporation's guarantee is available for debt instruments and trade obligations of clients and covers commercial as well as noncommercial risks. IFC will provide local currency guarantees but generally only if the Corporation is able to fund its commitment in local currency terms, for example, by hedging its exposure in the swap market. Guarantee fees are charged consistent with IFC's loan pricing policies. During FY02, the Corporation signed $0.3 billion of guarantees, as compared with $0.5 billion in FY01.

Underwritings and investment banking services

IFC provides underwriting and placement services for equity, quasi-equity, and/or debt securities issues of private sector companies in IFC's developing member countries. It also structures and underwrites funds and pooled investment vehicles such as private equity investment funds. IFC is often a core investor in the enterprises it underwrites. Services are priced in conformity with market standards and practices, in consultation with international securities firms and financial intermediaries. Underwriting and other capital markets services requiring a financial commitment from IFC are subject to the same investment criteria and limits applicable to its loan and equity investments.

The Corporation does not conduct any placement activities within the United States or directed at US investors in connection with securities offerings of private sector companies or pooled investment vehicles.

Advisory activities

The Corporation, on its own or through a department jointly managed with the World Bank, provides three general types of advisory services to member countries as well as to individual enterprises:

- Special advisory services on project structuring and financial packaging
- Financial advisory services provided to member governments or to private sector clients
- Policy advice to governments on capital markets development and private sector development, including privatization and foreign investment.

The Corporation also assists governments with developing the legal frameworks for privatizing their state-owned sectors, as well as with the sale of individual enterprises. Fees are charged for advisory services consistent with market rates charged for comparable services. IFC recorded such fees amounting to $40 million for FY02 ($41 million for FY01 and $49 million for FY00).

Specially targeted assistance

IFC has established a number of vehicles through which it provides specially targeted assistance to areas highly in need of development. In FY02, the Corporation contributed $22 million to such vehicles, compared with $16 million in FY01 and $7 million in FY00. In FY02, such vehicles included:

- The World Bank Group's Global SME Capacity Building Facility, which funds partnerships and programs that support the core pillars of the World Bank Group's Small and Medium Enterprise (SME) strategy.
- The Private Enterprise Partnership, which provides focused technical assistance, with the goal of helping build successful private businesses in the former Soviet Union region.
- The Corporation's own Technical Assistance Trust Funds, which provide resources through which IFC can cofinance technical assistance being supported by donors.

IV. TREASURY SERVICES

Liquid assets

IFC invests its surplus liquidity in highly rated fixed and floating rate instruments issued by, or unconditionally guaranteed by, governments, government agencies and instrumentalities, multilateral organizations, and AAA-rated corporate issuers, including mortgage- and asset-backed securities, and in time deposits and other unconditional obligations of banks and financial institutions.

The Corporation manages the market risk associated with these investments through a variety of hedging techniques including derivatives, principally currency and interest rate swaps and financial futures.

IFC's liquid assets are invested in four separate portfolios.

Portfolio	Market Value*	Comprising	Managed by	Invested in	Benchmark
P0	$0.6bn ($0.5bn)	Funds awaiting disbursement or reinvestment	IFC's Treasury Department	Short-term deposits	US overnight Fed funds
P1	$10.0bn ($9.5bn)	Proceeds from market borrowings	IFC's Treasury Department	Principally global government bonds, asset-backed securities, and other AAA-rated corporate bonds generally swapped into 6-month US dollar LIBOR	Since January 2001, adjusted 3-month US dollar LIBID.** Prior to January 2001, 6-month US dollar LIBOR
P2	$2.9bn ($2.5bn)	Primarily the Corporation's paid-in capital and accumulated earnings that have not been invested in equity and quasi-equity investments or fixed-rate loans	IFC's Treasury Department	US Treasuries and other sovereign and agency issues	3-year duration US Treasuries***
P3	$1.0bn ($0.8bn)	Proceeds from market borrowings	External managers appointed by IFC	Global government bonds and mortgage-backed securities	Same as for P1
Total	$14.5bn ($13.3bn)				

* at June 30, 2002 (June 30,2001)

** adjusted 3-month US dollar LIBID=US dollar LIBOR-12.5 basis points. The net duration of the P1 and P3 benchmarks is approximately 0.25 year.

*** duration of P2 portfolio plus fixed-rate loans

The P3 portfolio is not permitted to exceed 12% of the total value of liquid assets at any time.

The P1 and P2 portfolios were accounted for as available-for-sale portfolios through June 30, 2000. Effective July 1, 2000, these portfolios were redesignated as trading portfolios to more closely reflect the management style of the portfolios as discussed in Note A to the Corporation's financial statements for the year ended June 30, 2002. The P0 and P3 portfolios are also accounted for as trading portfolios.

Beginning in FY01, the Corporation adopted a more flexible approach to managing the P1 portfolio by making investments on an aggregate portfolio basis against its benchmark within specified risk parameters. The P2 portfolio is also actively managed on an aggregate basis to its benchmark. In implementing these portfolio management strategies, the Corporation utilizes derivative instruments, futures, and options, and takes long or short positions in securities.

All liquid assets are managed according to an investment authority approved by IFC's Board of Directors and investment guidelines approved by IFC's Finance and Risk Committee, a subcommittee of the Management Group.

CAPITALIZATION

The Corporation's capitalization as of June 30, 2002 and June 30, 2001 is as follows:


FY02
FY01
Borrowings from market sources
Borrowings from the World Bank
Paid-in capital
Retained earnings & other

Borrowings

The major source of IFC's borrowings is the international capital markets. Under the Articles of Agreement, the Corporation may borrow in the public markets of a member country only with approvals from that member and also the member in whose currency the borrowing is denominated. The Corporation borrowed $4.0 billion during FY02 ($3.6 billion in FY01 and $4.4 billion in FY00). In addition, IFC's Board of Directors has authorized the repurchase and redemption of and tender for debt obligations issued by the Corporation. During FY02, the Corporation repurchased and retired $186 million of outstanding debt ($134 million in FY01).

IFC diversifies its borrowings by currency, country, source, and maturity to provide flexibility and cost-effectiveness. Outstanding market borrowings have remaining maturities ranging from less than one year to almost 30 years, with a weighted average remaining maturity of 8.8 years at June 30, 2002 (7.2 years at June 30, 2001).

Market borrowings are generally swapped into floating-rate obligations denominated in US dollars. As of June 30, 2002, the Corporation had gross payables from borrowing-related currency swaps of $10.2 billion ($10.6 billion at June 30, 2001) and from borrowing-related interest rate swaps in the notional principal amount of $7.1 billion ($6.3 billion at June 30, 2001). After the effect of these derivative instruments is taken into consideration, all of the Corporation's market borrowings at June 30, 2002, and June 30, 2001, were US dollar-denominated.

The weighted average cost of market borrowings after currency and interest rate swap transactions was 1.8% at June 30, 2002 (4.3% at June 30, 2001).

Capital and retained earnings

As of June 30, 2002, IFC's net worth (presented as Total Capital in the Corporation's balance sheet) amounted to $6.3 billion, up from the June 30, 2001, level of $6.1 billion.

As of June 30, 2002, and 2001, IFC's authorized capital was $2.45 billion, of which $2.37 billion was subscribed at June 30, 2002, unchanged from June 30, 2001. Over 99% of this was paid in ($2.36 billion at June 30, 2002, and June 30, 2001). The Corporation has agreed to defer the payment dates for certain member countries. Pursuant to these arrangements, $2 million of subscribed shares remained unpaid at June 30, 2002 ($14 million - June 30, 2001).

V. RISK MANAGEMENT AND FINANCIAL POLICIES

RISKS IN IFC'S BUSINESS

IFC assumes various kinds of risks in its private sector development business. The Corporation's operations and activities are principally subject to commercial or project risk, credit risk, market risk, liquidity risk, and operational risk. Active management of these risks is an essential part of the Corporation's operations and a key determinant of its ability to maintain a stable capital and earnings base. To this end, it has adopted several key financial policies and a number of prudential policies.

KEY FINANCIAL POLICIES

IFC currently operates under the following key financial policies which have been approved by its Board of Directors:

1. **Disbursed equity** plus quasi-equity investments (net of loss reserves) may not exceed 100% of net worth.
2. **Minimum liquidity** (including liquid assets and undrawn borrowing commitments from the World Bank) must be sufficient at all times to cover at least 65% of IFC's estimated net cash requirements for the next three years.
3. The currency, rate basis, and maturity of loan assets must be **closely matched** to borrowings.
4. **Capital** (including paid-in capital, retained earnings, and general loss reserve) must equal at least 30% of risk-weighted assets.

In addition, under IFC's Articles of Agreement, as long as IFC has outstanding borrowings from the World Bank, IFC's **leverage**, as measured by the ratio of IFC's debt (borrowings plus outstanding guarantees) to IFC's equity (subscribed capital plus retained earnings), may not exceed 4.0 to 1.

MANAGING COMMERCIAL (PROJECT) RISK

IFC is prohibited from accepting host government guarantees of repayment on its investments and therefore incurs the commercial risk of its investments. In addition to the key financial policies specified above, the Corporation's investments are subject to a number of operational or prudential limits, including limitations on single project exposure, single country exposure, and segment concentration. Thus,

1. IFC does not normally finance for its own account more than 25% of a project's cost.
2. An equity investment in a company does not normally represent more than 35% of the company's total share capital, provided further that IFC is not the single largest shareholder.
3. An investment in a single project or entity may not exceed 3% of IFC's total investment portfolio.
4. Equity and quasi-equity investments in a single project or entity may not exceed 3% of the Corporation's net worth plus general reserves.
5. Total investments in a single country will not normally represent more than 12% of IFC's total investment portfolio or 25% of its net worth, whichever is lower.
6. The Corporation's total exposure to a single risk sector may not exceed 8% of the total investment portfolio.

The quality of IFC's investment portfolio is monitored according to established supervision procedures. The portfolio management units of individual investment departments are responsible for the day-to-day monitoring and management of commercial risk associated with projects originated by the departments, including monitoring and evaluating credit quality of the borrowers.

MANAGING CREDIT RISK; LOSS RESERVES

Credit risk refers to the potential for a borrower, or a counterparty to a transaction with IFC, to default on its financial obligations to the Corporation. IFC's Credit Review Department analyzes information obtained from the investment departments and provides an independent review of the credit risk of IFC's borrowers.

IFC does not recognize income on loans where collectibility is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest is expected in the near future.

The amount of nonaccruing loans as a percentage of the disbursed loan portfolio, a key indicator of portfolio performance, increased to 15.2% at June 30, 2002, compared with 12.9% at June 30, 2001. The principal amount outstanding on nonaccrual loans totaled $1,217 million at June 30, 2002, an increase of 15% from the June 30, 2001, level of $1,054 million.

The quality of IFC's investment portfolio deteriorated in FY02, mainly due to the increase in internal risk ratings of individual investments, with significant deterioration in the quality of the Corporation's investments in Argentina, one of the Corporation's largest exposures. Other factors that the Corporation considers in determining total reserves against losses on the disbursed investment portfolio remained fairly constant. As a result, total reserves against losses on loans and equity investments at June 30, 2002, increased to $2,771 million ($2,213 million at June 30, 2001). This is equivalent to 25.8% of the disbursed portfolio, a historical high for the Corporation and significantly higher than the 20.3% level at the end of FY01, then a historical high for the Corporation.

FIVE-YEAR TREND OF LOSS RESERVES



Percent of Portfolio
27.5
25.0
22.5
20.0
17.5
12.5
10.0
17.0
18.2
18.0
20.3
25.8
FY98
FY99
FY00
FY01
FY02

Given the Corporation's limited history with financial guarantees, IFC is working under the assumption that the guarantee portfolio is exposed to the same idiosyncratic and systematic risks as IFC's loan portfolio and the inherent, probable losses in the guarantee portfolio need to be covered by an allowance for loss. IFC also accrues anticipated losses associated with its guarantee portfolio. Beginning in FY01, the Corporation established such an allowance. The allowance at June 30, 2002, was $29 million ($13 million – June 30, 2001), based on the year-end portfolio, and is included in payables and other liabilities on the balance sheet. The charge for the year, $16 million for FY02 ($13 million for FY01), is included in provisions for losses on loans, equity investments, and guarantees in the income statement.

MANAGING LIQUIDITY RISK

The Corporation's Liquidity Policy, as approved by its Board of Directors, requires the maintenance at all times of sufficient liquidity (including liquid assets and undrawn borrowing commitments from the World Bank) to cover at least 65% of its estimated net cash requirements for the next three years. As a prudential measure, the Corporation maintains an operating liquidity target of not less than 70% of three years' net cash requirements, including projected disbursement and debt service requirements. At June 30, 2002, the Corporation's liquidity level stood at $14.5 billion, or 109% of its projected net cash requirements for three years ($13.3 billion, and 101% at June 30, 2001).

MANAGING MARKET RISK

Market risk refers to changes in values of financial instruments or positions due to movements in interest or exchange rates, or to liquidity factors. IFC manages market risk by adopting a matched-funding policy and by using a variety of derivative instruments to convert assets and liabilities into 6-month floating US dollar assets and liabilities as detailed below. Implementation of the matched-funding policy is a two-step process: funds are earmarked at Board approval stage and matched, with respect to interest rate and currency, at disbursement. This policy limits the Corporation's exposure to unmatched interest rate and exchange risks.

Liquid asset investment activities

As noted above, the P1 and P3 portfolios have been generally invested, directly or synthetically, in floating-rate US dollar instruments. This reflects the Corporation's matched-funding policy, which requires that all loans be funded with liabilities bearing similar interest rate and currency characteristics, and the fact that its loans are predominantly denominated in floating-rate US dollars.

Beginning in FY01, the Corporation began to manage interest rate risk in the **P1 portfolio** on a portfolio basis by investing in fixed or floating rate instruments against a standard benchmark within specified risk parameters.

The **P2 portfolio** is invested in fixed-rate US dollar-denominated instruments. Unlike the P1 portfolio, which accepts mostly credit risk, the P2 portfolio incurs mainly market risk, with additional flexibility to deviate from its duration benchmark. **The P0 portfolio** is generally invested in short-dated deposits reflecting its use for short-term funding requirements.

IFC uses a variety of derivative instruments in its liquid asset management activities to manage the interest rate, currency, and other market risks associated with certain of its liquid asset portfolios consistent with the Corporation's matched-funding policy. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. The Corporation also takes both long and short positions in securities in the management of certain of its liquid asset portfolios to their respective benchmarks.

Borrowing activities

The Corporation issues debt securities in various capital markets in a variety of currencies, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. Market risk associated with fixed rate obligations and structured instruments is mitigated by using derivative instruments to convert them into variable rate US dollar obligations, consistent with the Corporation's matched-funding policy.

Lending activities

Currency and interest rate swaps are used in connection with the Corporation's lending activities to minimize the level of interest rate and currency exchange risk in fixed- or floating-rate non-US dollar or fixed-rate US dollar lending.

Client risk management activities

The Corporation offers risk management products to its clients and seeks to minimize its exposure to market risk resulting from derivative asset and liability management transactions with clients by entering into offsetting positions with highly rated market counterparties.

Asset and liability management activities

While IFC's matched-funding policy provides a significant level of protection against currency and interest rate risk, the Corporation can be exposed to residual market risk in its overall asset and liability management, which is monitored by the Asset-Liability Management group within the Corporation's Treasury Department.

The Corporation may be exposed to residual currency risk due to events such as changes in the level of non-US dollar loan loss reserves which it manages by monitoring the aggregate position in each lending currency and hedging the exposure when the net asset or liability position exceeds $5 million equivalent through spot sales or purchases.

IFC also faces residual interest rate risk from two sources:

- Assets that are fully match-funded at inception can become mismatched over time due to write downs, prepayments, or rescheduling, and
- LIBOR reset dates on assets can differ from those on liabilities (this risk, however, is limited by synchronizing reset dates on assets and liabilities at a portfolio level).

This residual interest rate risk is managed by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates, with a review trigger of $50,000 on this measure.

MANAGING CREDIT RISK

Loans and equity investments

The risk of borrower default in connection with the Corporation's loans and equity investments is discussed above, under Managing commercial (project) risk.

Treasury counterparty credit risk

Counterparty credit risk is the principal residual risk to the Corporation arising from its liquid assets and borrowing activities. IFC's credit policies set conservative eligibility criteria for counterparties and diversification caps on exposure to individual counterparties. IFC currently restricts counterparty eligibility to banks and financial institutions with a minimum credit rating of A by leading international credit rating agencies. In order to limit exposure to counterparties, IFC signs collateral agreements with counterparties that require the posting of collateral when net exposure exceeds certain predetermined thresholds, which decrease as a counterparty's credit rating deteriorates. Because counterparties can be downgraded during the life of a transaction, the agreements provide an option for IFC to terminate all swaps if the counterparty is downgraded below investment grade or if other early termination events occur that are standard in the market.

Limits are also imposed on the volume of over-the-counter derivative transactions with individual counterparties. IFC measures derivatives exposure to counterparties in terms of "worst case" potential exposure based on simulations of market variables which are updated monthly to reflect market movements.

These restrictions and limits are revised annually at the beginning of each fiscal year and approved by IFC's Finance and Risk Committee. During the year, institution-specific limits are updated monthly based on changes in counterparty size or credit status. For exchange-traded instruments, IFC limits credit risk by restricting transactions to a list of authorized exchanges, contracts and dealers, and by placing limits on the Corporation's open interest rate position in each contract.

Credit risks arising in connection with IFC's treasury activities are monitored and controlled in accordance with credit risk guidelines established by the Corporation's Risk Management Group.

Client risk management activities

The Corporation minimizes its credit risk exposure to clients with which it transacts derivative asset and liability management business by conducting credit appraisals of the clients.

MANAGING OPERATIONAL RISK

Operational risk covers the risks emanating from the manner an entity is *operated* as opposed to the way it is *financed*. IFC has extended this definition of operational risk to be the potential for losses arising from internal activities or external events caused by breakdowns in information systems, communications, physical safeguards, business continuity, supervision, transaction processing, and the execution of legal, fiduciary, and agency responsibilities.

Like all financial institutions, IFC is exposed to many types of operational risks. It seeks to mitigate such risks by maintaining a comprehensive system of internal controls that is designed not only to identify the parameters of various risks but also to monitor and control those areas of particular concern. The Corporation has adopted the COSO[1] control framework and a control self-assessment methodology to evaluate the effectiveness of its internal controls, and it has an ongoing program in place to cover all significant business operations. In each of the last seven fiscal years, IFC has obtained an attestation report from its external auditors on its assertion that as of June 30 of each of the fiscal years, its system of internal control over external financial reporting met the criteria for effective internal control described in COSO and that the Corporation's assertion is fairly stated in all material respects.

During FY02, the Corporation undertook several ongoing initiatives, among other things, to manage operational risk. These included:

1. Implementation of a first-stage review of IFC's back-office activities to identify sources of operational risk, define risk exposures, identify key risk factors qualitatively and quantitatively, and deepen understanding of operational and enterprise risk management in a development bank (as distinct from a commercial or investment bank).
2. Implementation of a corporate business exposure and insurance review to identify the risks and assess the adequacy of existing insurance policies and limits. Discussions with insurance brokers and insurance consultants covered areas such as general liability, professional liability, bankers' blanket bond, directors and officers, environmental liability, and other categories.
3. Review of business continuity, disaster recovery planning, and crisis management preparations and procedures to meet the challenges of FY02, heightened by the tragic events of September 11th. In future, efforts to improve will continue in areas such as increased coordination within the World Bank Group to strengthen response capacity (in view of biological/chemical and nuclear threats) while achieving increased economies of scale.
4. Review of policies and practices to strengthen controls and improve guidance and communication to managers in various country offices.
5. Improvement of controls over donor-funded operations, by piloting new self-assessment checklists to assess a country office's or donor-funded office's compliance with procedures for transactions handled by the enterprise-wide systems for administrative and financial activities.
6. Continued design, development, and implementation of the Information Pyramid set of system streams. The underlying objective is to minimize redundant data and ensure a single corporate repository of operational and financial data that is consistent, comprehensive, and timely. This is supplemented by a Data Stabilization initiative and other related data integrity efforts.
7. Implementation of an environmental and social risk rating framework to provide an indication of the current level of environmental and social risk associated with a portfolio project.
8. Maintaining monthly closing procedures across departmental lines to minimize information flow breaks and ensure timeliness of financial reporting, with ex post exception reviews conducted as a further control.

---

[1] COSO refers to the *Internal Control-Integrated Framework* formulated by the Committee of Sponsoring Organizations of the Treadway Commission which was convened by the US Congress in response to the well-publicized irregularities that occurred in the financial sector during the late 1980s.

9. Planning for the major upgrade of the enterprise-wide system for processing administrative expenses, with an expected improvement in related staff efficiency. This upgrade is targeted for late in FY03, and is being accompanied by upgrading staff skills through a global training program and stricter recruitment criteria for Country Office staff. Consequently, improved control is to be achieved over financial accounting and administrative expense processing including budget, expense, travel, procurement, and leave and absence attendance administration.
10. Related initiatives emphasizing the area of operational risk management that were underway in FY01 and that continued in FY02 are as follows:
    a. IFC established an Operational Risk Management (ORM) Sounding Board and identified a framework for the prioritized review of key ORM components as part of IFC's implementation of the COSO methodology in FY02 and beyond.
    b. IFC continued to use the COBIT[2] methodology to supplement the COSO review of the IT function—deemed a high-priority operational risk by the Sounding Board.
    c. IFC continued to use its online version of Operating Policies, Practices, and Guiding Principles, integrated with the Corporation's Operational Procedures, so that staff can consult the latest comprehensive version easily.
    d. Independent reviews of the financial, administrative, and organizational structure of IFC Trust Funded Facilities continued into FY02. Such reviews have resulted in improved controls, information flows, and donor reporting.
    e. Streamlined and central equity sale procedures have been formulated by the Corporation's Portfolio Management Department, internally cleared with all concerned parties, and were implemented in late FY02 by the Corporation's central Equity Management Desk. This activity is being conducted on a pilot basis through the end of FY03.

VI. CRITICAL ACCOUNTING POLICIES

The Notes to the FY02 financial statements contain a summary of the Corporation's significant accounting policies, including a discussion of recently issued accounting pronouncements. Certain of these policies are considered to be "critical" to the portrayal of the Corporation's financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. These policies include determining the level of the allowance for losses in the loan and equity investment portfolios, and valuation of certain financial instruments with no quoted market prices. Additional information about these policies can be found in Notes A, C, and M to the FY02 financial statements.

RESERVE AGAINST LOSSES FOR LOANS AND EQUITY INVESTMENTS

The Corporation considers a loan as impaired when, based on current information and events, it is probable that the Corporation will be unable to collect all amounts due according to the loan's contractual terms. The reserve against losses for impaired loans reflects management's judgment of the present value of expected future cash flows discounted at the loan's effective interest rate. The Corporation establishes a reserve against losses for equity investments when a decrease in value of the investments has occurred which is considered other than temporary. The reserve against losses for loans and equity investments includes an estimate of probable losses on loans and equity investments inherent in the portfolio but not specifically identifiable. The reserve is established through periodic charges to income in the form of a provision for losses on loans and equity investments. Investments written off, as well as any subsequent recoveries, are recorded through the reserve.

The assessment of the adequacy of total reserves against losses for loans and equity investments is highly dependent on management's judgment about factors such as geographical concentration, industry, regional and macroeconomic conditions, and historical trends. The reserve against losses on equity investments also considers the management quality of the investee company and its financial condition. Due to the inherent limitation of any particular estimation technique, management utilizes three different and independent methods to provide estimates for the total loss reserve balance: (1) a simulation model, (2) country risk ratings and probability of crisis associated with those risks, and (3) a model of the Corporation's long-term historical portfolio experience. Changes in these estimates could have a direct impact on the provision and could result in a change in the reserve balance.

The reserve against losses on loans and equity investments is separately reported in the balance sheet as a deduction of the Corporation's total loans and equity investments. Increases or decreases in the reserve level are reported in the income statement as provision for losses on loans, equity investments, and guarantees. The reserve against losses on loans and equity investments relates only to the Client Services segment of the Corporation (see Note O to the FY02 financial statements for further discussion of the Corporation's business segments).

VALUATION OF FINANCIAL INSTRUMENTS WITH NO QUOTED MARKET PRICES

As part of its compliance with SFAS No. 133, the Corporation reports at fair value all of its derivative instruments and certain borrowings which the Corporation has designated as components of fair value hedges. In addition, certain features in various loan agreements, equity investment agreements, and borrowing contracts contain embedded derivatives that, for accounting purposes, are separately accounted as either derivative assets or liabilities, including puts, caps, floors, and forwards. Few of these instruments have a ready market valuation. Therefore, the fair values of the financial instruments with no quoted market prices are estimated using sophisticated pricing models of the net present value of estimated future cash flows. Management makes numerous assumptions in developing the pricing models, including the appropriate discount rates, interest rates, and related volatility and expected movement in foreign currency exchange rates. Changes in assumptions could have a significant impact on the amounts reported as assets and liabilities and the related gains and losses reported in the income statement. The fair value computations affect both the Client Services and Treasury segments of the Corporation (see Note O to the FY02 financial statements for further discussion of the Corporation's business segments).

Additional information can be found in Notes A and M to the FY02 financial statements.

[2] COBIT refers to Control Objectives for Information and Related Technology, first released in 1996, updated to the 3rd edition released in July 2000, sponsored by the Information Systems Audit and Control Association (ISACA).

VII. RESULTS OF OPERATIONS

OVERVIEW

The main elements of IFC's net income, and influences on the level and variability of operating and net income from year to year, are:

Elements	Significant influences
Operating income:	
Spread on interest earning assets	Nonaccruals and recoveries of interest on loans formerly in nonaccrual status and income from participation notes
Trading gains (losses)	Realized and unrealized gains and losses on the liquid asset portfolios
Income from the equity investment portfolio	Performance of the equity portfolio (dividends and capital gains)
Provisions for losses on loans, equity investments and guarantees	Level of provisions for losses on loans and equity investments and, beginning in FY01, on guarantees
Noninterest income and expense	Level of technical assistance and advisory services provided by the Corporation to its clients, the level of income from the staff retirement and other benefits plans, and the approved administrative and other budgets
Net income:	
Other unrealized gains and losses on financial instruments	Principally, differences between changes in fair values of derivative instruments and changes in fair value of hedged items in fair value hedging relationships

In addition, the Corporation's FY01 net income reflects the one-time impact of adopting SFAS No. 133.

The following paragraphs detail significant variances between FY02 and FY01, and FY01 and FY00, covering the periods included in the Corporation's FY02 financial statements.

FY02 VERSUS FY01

Operating income

The Corporation's operating income for FY02 was $161 million, substantially lower than FY01's operating income of $241 million. The decline was mainly attributable to the significant charge for provisions for losses on loans, equity investments, and guarantees, which reflected the downturn in portfolio quality in FY02, principally in Argentina, one of the Corporation's largest portfolio countries. Such provisions totaled $657 million in FY02 as compared with $402 million in FY01. Capital gains on equity sales partially offset the negative effect on operating income of such provisions. FY02 capital gains were $288 million as compared with $91 million in FY01 due to targeted sales of a small number of equity investments in certain markets which had reached pre-determined sales trigger levels.

Net interest income

IFC's primary interest earning assets are its loan portfolio and its liquid assets portfolios. After charges on borrowings are taken into account, net interest income improved by $58 million or 11% from $544 million in FY01 to $602 million in FY02.

Interest and financial fees (including guarantee fees) for FY02 were $562 million, compared with $715 million for FY01, a decrease of 21%. The disbursed and outstanding loan portfolio declined marginally by 2%, and the Corporation's nonperforming loan rate was higher in FY02 than in FY01. Loans in nonaccrual status grew from $1,054 million at June 30, 2001 to $1,217 million at June 30, 2002, an increase of 15%. Interest and financial fees benefited in FY02 from net recoveries of interest on loans in nonaccrual status, related to current and prior years of $39 million ($27 million – FY01). In addition, as discussed in Note E to the FY02 financial statements, the Corporation recorded income of $15 million in FY02, included in interest and financial fees from loans, as a result of exercising an option to reacquire the remaining outstanding loan participations owned by a trust, and the subsequent dissolution of the trust.

Interest income from time deposits and securities for FY02 was $478 million, $312 million lower than the $790 million recorded in FY01. The liquid assets portfolio, net of derivatives and securities lending activities, grew from $13.3 billion at June 30, 2001, to $14.5 billion, largely funded by the growth in the Corporation's borrowings program, proceeds from sales of equity securities, and the slower pace of loan and equity disbursements experienced in FY02, continuing the trend experienced in FY01. The $1.2 billion growth in the liquid assets portfolio partially offset the negative effect of the overall declining interest rate environment experienced in FY02 on interest income from time deposits and securities.

The Corporation's charges on borrowings fell by $523 million during FY02 from $961 million to $438 million, largely reflecting the declining US dollar interest rate environment, partially offset by the growth of the borrowings portfolio. After the effect of associated derivative financial instruments, the borrowings portfolio grew by $0.3 billion in FY02 from $16.6 billion at June 30, 2001, to $16.9 billion at June 30, 2002.

Net gains and losses on trading activities

Due to the overall decline in the US dollar interest rate environment in FY02, and the favorable impact of this decline on the carrying value of the Corporation's fixed income liquid asset investments, the Corporation recorded net realized and unrealized gains on its liquid asset portfolios of $31 million, lower than the net realized and unrealized gains of $87 million recorded in FY01, which was characterized by a steeper declining interest rate environment than experienced in FY02.

Income from equity investments

Overall income from the equity investment portfolio was higher by $206 million, or 93%, from $222 million in FY01 to $428 million in FY02.

The Corporation generated capital gains for FY02 of $288 million as compared with $91 million for FY01, an increase of 216%. Capital gains, while strong in FY02, were highly concentrated, with $227 million of the total capital gains of $288 million resulting from sales or partial sales of six equity investments in Korea, Mexico, Peru, and Latvia. Dividend income was marginally higher in FY02 at $140 million, as compared with $131 million in FY01. Consistent with FY01, the stable performance in dividend income in FY02 was largely attributable to returns on the Corporation's joint ventures in the oil, gas, and mining sectors.

Provisions for losses on loans, equity investments, and guarantees

The income charge for provisions for losses of $657 million in FY02, including $16 million in respect of guarantees, was significantly higher than the charge in FY01 of $402 million (which included $13 million in respect of guarantees), a growth of $255 million or 63%. On June 30, 2002, the Corporation's total reserves against losses on loans and equity investments were 25.8% of the disbursed and outstanding portfolio (20.3% at June 30, 2001).

Noninterest income

Noninterest income of $114 million for FY02 was $2 million lower than in FY01 ($116 million), principally due to lower pension income from the Staff Retirement Plan and the cost to the Corporation of other postretirement benefit plans, which fell from $47 million in FY01 to $31 million in FY02. Service fees in FY02 were substantially unchanged at $40 million, as compared with $41 million in FY01. Other income, principally fees collected from clients for reimbursement of expenses incurred by the Corporation, was $43 million in FY02 as compared with $28 million in FY01.

Noninterest expense

Administrative expenses (the principal component of noninterest expense) rose 8% from $304 million in FY01 to $327 million in FY02. Excluding the grossing-up effect of certain revenues and expenses attributable to the Corporation's reimbursable program ($39 million in FY02, as compared with $24 million in FY01) as noted above, and the impact of a reorganization effected in FY02 ($13 million in FY02, as compared with $nil in FY01), administrative expenses, the largest component of noninterest expense, fell by $5 million, from $280 million in FY01 to $275 million in FY02. This decrease was largely attributable to the effect of a series of efficiency and effectiveness measures implemented in the second half of FY02. These measures were taken as part of IFC's overall reorganization and also to address the impact on operating income of the emerging crisis in Argentina.

As noted above, the Corporation undertook a reorganization of its investment departments in FY02. Administrative expenses include a charge of $13 million for this in FY02. The reorganization involved staff reductions, field office closings and reorganizations, and a headquarters reorganization. The reorganization was finalized and announced in the fourth quarter of FY02, and the Corporation currently estimates that the implementation of the plan will commence and conclude during FY03. Further details of the costs associated with the reorganization are included in Note R to the Corporation's FY02 financial statements.

Net income

As more fully disclosed in Notes A, L, and M to the Corporation's FY02 financial statements, the Corporation changed its method of accounting for derivative instruments to conform with SFAS No. 133 beginning in FY01. Pursuant to SFAS No. 133, the Corporation has designated certain hedging relationships in its borrowing activities and its lending activities as fair value hedges. The Corporation generally matches the terms of its derivatives with the terms of the specific underlying financial instruments hedged, in terms of currencies, maturity dates, reset dates, interest rates, and other features. However, differing valuation methodologies are applied to the derivative and the hedged financial instrument, as prescribed by SFAS No. 133. The resulting ineffectiveness calculated for such relationships is recorded in other unrealized gains on financial instruments in net income.

The effects of SFAS No. 133 on net income FY02 and FY01 can be summarized as follows (US$ millions):

	FY02	FY01
Operating income	**161**	241
SFAS No. 133 adjustments:		
Other unrealized gains on financial instruments	**54**	11
Cumulative effect of change in accounting principle	-	93
Net income	**215**	345

The cumulative effect of the change in accounting principle (the transition adjustment) comprises the difference between the previous balance sheet carrying value and the fair value of all freestanding derivatives together with the offsetting gains and losses on assets and liabilities held under hedging relationships in existence prior to the adoption of SFAS No. 133.

Other unrealized gains and losses on financial instruments largely comprises the difference between the change in fair value of derivative instruments and the change in fair value of the hedged item under designated hedging relationships.

FY01 VERSUS FY00

Operating income

The Corporation's operating income for FY01 was $241 million, substantially lower than FY00's operating income of $380 million. FY01 operating income, unlike prior years, reflected unrealized gains and losses on the P1 and P2 liquid asset portfolios due to the change in classification of these portfolios from available for sale to trading on July 1, 2000. The decline was mainly attributable to significant provisions for losses on loans, equity investments and guarantees, reflecting the downturn in portfolio quality in FY01. In addition, due to the tough economic conditions in the markets in which IFC operates, realized capital gains were significantly lower in FY01 than in FY00. Offsetting these negative factors were strong realized and unrealized gains on the Corporation's liquid asset trading activities, which benefited considerably from the recent declining interest rate environment.

Net interest income

IFC's primary interest earning assets are its loan portfolio and its liquid assets portfolios. After charges on borrowings are taken into account, net interest income improved by $28 million or 5% from $516 million in FY00 to $544 million in FY01.

Interest and financial fees for FY01 were $715 million, compared with $694 million for FY00, an increase of 3%. The disbursed and outstanding loan portfolio declined marginally by 1%, and the Corporation's interest collection rate was lower in FY01 than in FY00. Loans in nonaccrual status grew from $922 million at June 30, 2000, to $1,054 million at June 30, 2001, an increase of 14%.

Interest income from time deposits and securities for FY01 was $790 million, $156 million higher than the $634 million recorded in FY00. The liquid assets portfolio, net of derivatives and securities lending activities, grew from $12.2 billion at June 30, 2000, to $13.3 billion, largely funded by the growth in the Corporation's borrowings program and the slower pace of loan and equity disbursements experienced in FY01. The $1.1 billion growth in the portfolio offset the negative effect of the declining interest rate environment experienced throughout much of FY01 on interest income from time deposits and securities.

The Corporation's charges on borrowings grew by $149 million during FY01 from $812 million to $961 million, largely reflecting the growth of the borrowings portfolio, offset by the effect of the declining interest rate environment. After the effect of associated derivative financial instruments, the borrowings portfolio grew by $0.8 billion in FY01, from $15.8 billion at June 30, 2000, to $16.6 billion at June 30, 2001.

Net gains and losses on trading activities

As previously noted, up to and including FY00, unrealized gains and losses on the Corporation's P1 and P2 liquid asset portfolios were excluded from net income until realized. Effective July 1, 2000, the Corporation reclassified these portfolios from available for sale to trading and now reflects unrealized gains and losses on these portfolios in net income.

Due to the declining interest rate environment in FY01, and the favorable impact of this on the carrying value of the Corporation's fixed income liquid asset investments, the Corporation recorded net unrealized gains on its liquid asset portfolios of $87 million.

Income from equity investments

Overall income from the equity investment portfolio declined by $40 million, or 15%, from $262 million in FY00 to $222 million in FY01.

The Corporation generated capital gains for FY01 of $91 million as compared with $132 million for FY00, a decline of 31%. Dividend income, however, was substantially unchanged at $131 million for FY01 as compared with $130 million for FY00. Consistent with FY00, the stable performance in dividend income in FY01 was largely attributable to the continuing high level of oil prices during much of FY01, which significantly improved returns on the Corporation's joint ventures in oil, gas, and mining.

Provisions for losses on loans, equity investments and guarantees

The income charge for provisions for losses of $402 million in FY01, which included $13 million in respect of guarantees, was significantly higher than the charge in FY00 of $215 million, a growth of $187 million or 87%. On June 30, 2001 the Corporation's total reserves against losses on loans and equity investments were 20.3% of the disbursed and outstanding portfolio (18.0% at June 30, 2000).

Noninterest income

Noninterest income of $116 million for FY01 was $9 million lower than in FY00 ($125 million), principally due to the sale of assets, including assets associated with the Corporation's information provision business in FY00 that did not recur in FY01. Service fees were also lower at $41 million for FY01 as compared with $49 million for FY00.

Offsetting these negative factors, there was an increase in net periodic pension income from the Staff Retirement Plan and from the change in the Corporation's share of net assets held for postretirement benefits, from $45 million in FY00 to $47 million in FY01.

Noninterest expense

Administrative expenses (the principal component of noninterest expense) rose 15% from $265 million in FY00 to $304 million in FY01. This increase was in line with budget funding of the anticipated growth in the investment portfolio and the continuing move into smaller investments in frontier countries within IFC's portfolio.

Net income and the impact of new accounting standards

As discussed above, the Corporation changed its method of accounting for derivative instruments to conform with SFAS No. 133 beginning in FY01. The effects of SFAS No. 133 on net income for the year ended June 30, 2001 were to increase net income by $104 million. There was no impact on FY00 net income, as the implementation of SFAS No. 133 occurred in FY01.

RESPONSIBILITY FOR EXTERNAL FINANCIAL REPORTING

MANAGEMENT'S RESPONSIBILITY

INTERNATIONAL FINANCE CORPORATION
Washington, DC

August 8, 2002

RESPONSIBILITY FOR EXTERNAL FINANCIAL REPORTING

The external financial statements and related financial information in the IFC annual report, for the fiscal year ended June 30, 2002, were prepared by the management of IFC. In doing so, management applied generally accepted accounting principles in the United States, and also exercised its judgement and made estimates in those instances where they were deemed appropriate.

In assuming its responsibility both for the integrity and fairness of financial information, management maintains a system of internal controls designed to provide reasonable assurance to the Board of Executive Directors and member countries that assets are safeguarded, transactions are properly executed and recorded in accordance with management's authorizations, and accounting records are reliable for preparing accurate, published financial statements. Management uses its judgement balancing the costs of systems of internal accounting controls and the benefits to be derived from them. The systems of internal accounting controls are continually modified and improved in response to changes in business conditions and operations.

Key procedures that Management has established and which are designed to provide effective internal financial control within the IFC include the preparation, review and Board approval of annual financial plans that align with strategic plans prepared every year. Results are monitored regularly and reports on progress compared to the plan are prepared quarterly. Additionally, systems are in place to monitor financial risks such as changes in the market prices of financial instruments, funding of assets, operational error and fraud. Exposure to these risks is monitored by the IFC Finance and Risk Committee.[1] Further, the system of internal controls includes written policies and procedures, proper delegation of authority, accountability through establishing responsibility centers, and segregation of duties.

The effectiveness of IFC's systems of internal accounting controls is monitored throughout the year by management in its ongoing oversight role, through the conduct of control risk self assessments, and by an established program of internal audit carried out by the World Bank Group Internal Auditing Department. Management believes that IFC's internal controls for external financial reporting, which are subject to close scrutiny by Management and by internal auditors and are revised as considered necessary, support the integrity and reliability of the external financial statements.

Further, the external financial statements for the year ended June 30, 2002, were audited by external auditors who, in the course of their work, considered the internal control structure to obtain an understanding of it sufficient to plan the audit and to determine the nature, timing, and extent of audit procedures performed. However, an audit is not designed to provide assurance on the internal control system or to identify reportable conditions.

The Board of Directors of IFC has appointed an Audit Committee responsible for monitoring the accounting practices and internal controls of the Corporation. The Audit Committee meets periodically with Management and our internal auditors to discuss the work of each. Both the internal auditors and the external auditors have direct access to the Audit Committee to discuss the audits and any accounting controls or financial accounting and reporting matters.

Even an effective internal control system, no matter how well designed, has inherent limitations – including the possibility of the circumvention or overriding of controls – and therefore can provide only reasonable assurance with respect to external financial statement preparation. Further, because of changes in conditions, internal control system effectiveness may vary over time.

IFC assessed its internal control system as of June 30, 2002 in relation to criteria for effective internal control over external financial reporting described in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on this assessment, IFC believes that, as of June 30, 2002, its system of internal control over external financial reporting met those criteria.

James D. Wolfensohn
President

Peter Woicke
Executive Vice President

Farida Khambata
Vice President, Portfolio and Risk Management

Christian Grossmann
Controller
(through June 30, 2002)

Allen F. Shapiro
Controller (as of July 1, 2002)

[1] *The Finance and Risk Committee is chaired by the VP, Portfolio and Risk Management. Its members include the EVP, the VP Operations, and the VP/General Counsel.*

REPORT OF INDEPENDENT ACCOUNTANTS

Deloitte Touche Tohmatsu (International Firm)
Suite 500
555 12th Street, N.W.
Washington, DC 20004-1207

Tel: (202) 897 5600
Fax: (202) 879 5309
www.us.deloitte.com

Deloitte Touche Tohmatsu (International Firm)

President and Audit Committee of the Board of Executive Directors
International Finance Corporation

We have examined management's assertion, included in the accompanying "Management's Assertion Regarding Effectiveness of Internal Control Over External Financial Reporting", that, as of June 30, 2002, the International Finance Corporation met the criteria for effective internal control over external financial reporting described in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management is responsible for maintaining effective control over external financial reporting. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of internal control over external financial reporting, testing, and evaluating the design and operating effectiveness of the internal control over external financial reporting, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control structure, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of internal control over external financial reporting to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies may deteriorate.

In our opinion, management's assertion that, as of June 30, 2002, the International Finance Corporation met the criteria for effective internal control over external financial reporting described in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission is fairly stated, in all material respects.

Deloitte Touche Tohmatsu (International Firm)

August 8, 2002

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS
FINANCIAL STATEMENTS INCLUDING NOTES

Deloitte Touche Tohmatsu (International Firm)
Suite 500
555 12th Street,N.W.
Washington, DC 20004-1207

Tel: (202) 897 5600
Fax: (202) 879 5309
www.us.deloitte.com

Deloitte Touche Tohmatsu (International Firm)

Report of Independent Accountants

President and Board of Governors
International Finance Corporation

We have audited the accompanying balance sheets of the International Finance Corporation, as of June 30, 2002 and 2001, including the statements of capital stock and voting power as of June 30, 2002, and the related statements of income, comprehensive income, changes in capital, and cash flows for each of the three fiscal years in the period ended June 30, 2002. These financial statements are the responsibility of the International Finance Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the International Finance Corporation as of June 30, 2002 and 2001, and the results of its operations and its cash flows for each of the three fiscal years in the period ended June 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte Touche Tohmatsu (International Firm)

August 8, 2002

BALANCE SHEET

as of June 30, 2002 and June 30, 2001 (US$ millions)

	2002	2001
Assets		
Due from banks	$ 95	$ 136
Time deposits	4,471	4,145
Trading securities – Note B	11,795	10,300
Securities purchased under resale agreements	563	-
Loans and equity investments disbursed and outstanding – Note C		
Loans	8,033	8,170
Equity investments	2,701	2,739
Total loans and equity investments	10,734	10,909
Less: Reserve against losses on loans and equity investments	(2,771)	(2,213)
Net loans and equity investments	7,963	8,696
Derivative assets	1,077	1,143
Receivables and other assets – Note F	1,775	1,750
Total assets	**$ 27,739**	**$ 26,170**
Liabilities and capital		
Liabilities		
Securities sold under repurchase agreements and payable for cash collateral received	$ 1,935	$ 1,641
Borrowings withdrawn and outstanding – Note G		
From market sources	16,412	15,251
From International Bank for Reconstruction and Development	169	206
Total borrowings	16,581	15,457
Derivative liabilities	1,576	1,768
Payables and other liabilities – Note H	1,343	1,209
Total liabilities	21,435	20,075
Capital		
Capital stock, authorized 2,450,000 shares of $1,000 par value each – Note I		
Subscribed	2,362	2,374
Less: Portion not yet paid	(2)	(14)
Total capital stock	2,360	2,360
Accumulated other comprehensive income	6	12
Retained earnings	3,938	3,723
Total capital	6,304	6,095
Total liabilities and capital	**$ 27,739**	**$ 26,170**

The notes to financial statements are an integral part of these statements.

INCOME STATEMENT

for the three years ended June 30, 2002 (US$ millions)

	2002	2000	2000
Interest income			
Interest and financial fees from loans – Note C	$ 562	$ 715	$ 694
Interest from time deposits and securities – Note B	478	790	634
Total interest income	**1,040**	**1,505**	**1,328**
Interest expense			
Charges on borrowings – Note G	438	961	812
Total interest expense	**438**	**961**	**812**
Net interest income	**602**	**544**	**516**
Net gains and losses on trading activities – Note B	31	87	(38)
Income from equity investments			
Capital gains on equity sales	288	91	132
Dividends and profit participations	140	131	130
Total income from equity investments	**428**	**222**	**262**
Provision for losses on loans, equity investments, and guarantees – Note C	657	402	215
Net income from loans, equity investments, and trading activities	**404**	**451**	**525**
Noninterest income			
Service fees	40	41	49
Income from pension and other postretirement benefit plans – Note P	31	47	45
Other income – Note J	43	28	31
Total noninterest income	**114**	**116**	**125**
Noninterest expense			
Administrative expenses – Notes Q and R	327	304	265
Other expenses	7	2	1
Translation adjustments, net	1	4	(3)
Contributions to special programs – Note K	22	16	7
Total noninterest expense	**357**	**326**	**270**
Operating income	**161**	**241**	**380**
Other unrealized gains and losses on financial instruments – Note L	54	11	-
Cumulative effect of change in accounting principle – Note L	-	93	-
Net income	**$ 215**	**$ 345**	**$ 380**

The notes to financial statements are an integral part of these statements.

STATEMENT OF COMPREHENSIVE INCOME

for the three years ended June 30, 2002 (US$ millions)

	2002	2001	2000
Net income	**$ 215**	**$ 345**	**$ 380**
Other comprehensive income			
Cumulative effect of change in accounting principle – Note L	-	14	-
Reclassification to net income of net interest accruals on swaps in cash flow hedging relationships at June 30, 2000	(6)	(2)	-
Transfer to net income of accumulated unrealized holding gains and losses on available for sale securities reclassified as trading securities	-	5	-
Unrealized holding losses on available for sale securities arising during period	-	-	(41)
Less: Reclassification adjustment for realized losses on available for sale securities included in net income	-	-	42
Total comprehensive income	**$ 209**	**$ 362**	**$ 381**

STATEMENT OF CHANGES IN CAPITAL

for the three years ended June 30, 2002 (US$ millions)

	Retained earnings	Accumulated other comprehensive income	Capital stock	Payments received on account of pending subscriptions	Total capital
At July 1, 1999	**$ 2,998**	**$ (6)**	**$ 2,350**	**$ 2**	**$ 5,344**
Year ended June 30, 2000					
Net income	380				380
Other comprehensive income		1			1
Payments received for capital stock subscribed			8		8
At June 30, 2000	**$ 3,378**	**$ (5)**	**$ 2,358**	**$ 2**	**$ 5,733**
Year ended June 30, 2001					
Net income	345				345
Other comprehensive income		17			17
Payments received on account of pending subscriptions allocated to capital stock subscribed			2	(2)	-
At June 30, 2001	**$ 3,723**	**$ 12**	**$ 2,360**	**$ -**	**$ 6,095**
Year ended June 30, 2002					
Net income	215				215
Other comprehensive income		(6)			(6)
At June 30, 2002	**$ 3,938**	**$ 6**	**$ 2,360**	**$ -**	**$ 6,304**

The notes to financial statements are an integral part of these statements.

STATEMENT OF CASH FLOWS

for the three years ended June 30, 2002 (US$ millions)

	2002	2000	2000
Cash flows from loans and equity investment activities			
Loan disbursements	$ (1,250)	$ (1,200)	$ (1,719)
Equity disbursements	(285)	(335)	(491)
Loan repayments	1,350	1,209	1,065
Equity redemptions	23	8	4
Sales of loans and equity investments	638	257	282
Net cash provided by (used in) investing activities	**476**	**(61)**	**(859)**
Cash flows from financing activities			
Drawdown of borrowings	4,000	3,570	4,434
Repayment of borrowings	(3,109)	(2,458)	(1,618
Capital subscriptions	-	-	8
Net cash provided by financing activities	**891**	**1,112**	**2,824**
Cash flows from operating activities			
Net income	215	345	380
Adjustments to reconcile net income to net cash provided by operating activities:			
Capital gains on equity sales	(288)	(91)	(132)
Provision for losses on loans, equity investments, and guarantees	657	402	215
Translation adjustments, net	1	4	(3)
Unrealized gains and losses on financial instruments	(54)	(104)	-
Change in accrued income on loans, time deposits, and securities	41	8	(51)
Change in payables and other liabilities	(810)	217	2,467
Change in receivables and other assets	317	(373)	(2,546)
Net cash provided by operating activities	**79**	**408**	**330**
Change in cash and cash equivalents	1,446	1,459	2,295
Effect of exchange rate changes on cash and cash equivalents	334	(396)	52
Net change in cash and cash equivalents	1,780	1,063	2,347
Beginning cash and cash equivalents	14,581	13,518	11,171
Ending cash and cash equivalents	**$ 16,361**	**$ 14,581**	**$ 13,518**
Composition of cash and cash equivalents			
Due from banks	$ 95	$ 136	$ 52
Time deposits	4,471	4,145	4,345
Securities held in trading portfolio	11,795	10,300	536
Securities held in available for sale portfolio	-	-	8,585
Total cash and cash equivalents	**$ 16,361**	**$ 14,581**	**$ 13,518**
Supplemental disclosure			
Change in ending balances resulting from exchange rate fluctuations:			
Loans outstanding	$ 92	$ 68	$ 56
Borrowings	(585)	(869)	(386)

The notes to financial statements are an integral part of these statements.

STATEMENT OF CAPITAL STOCK AND VOTING POWER

as of June 30, 2002 (US$ thousands)

Member	Capital Stock		Voting Power	
	Amount paid	Percent of total	Number of votes	Percent of total
Afghanistan	$ 111	0.00	361	0.02
Albania	1,302	0.06	1,552	0.06
Algeria	5,621	0.24	5,871	0.24
Angola	1,481	0.06	1,731	0.07
Antigua and Barbuda	13	0.00	263	0.01
Argentina	38,129	1.62	38,379	1.60
Armenia	992	0.04	1,242	0.05
Australia	47,329	2.01	47,579	1.98
Austria	19,741	0.84	19,991	0.83
Azerbaijan	2,367	0.10	2,617	0.11
Bahamas, The	335	0.01	585	0.02
Bahrain	1,746	0.07	1,996	0.08
Bangladesh	9,037	0.38	9,287	0.39
Barbados	361	0.02	611	0.03
Belarus	5,162	0.22	5,412	0.23
Belgium	50,610	2.14	50,860	2.12
Belize	101	0.00	351	0.01
Benin	119	0.01	369	0.02
Bolivia	1,902	0.08	2,152	0.09
Bosnia and Herzegovina	620	0.03	870	0.04
Botswana	113	0.00	363	0.02
Brazil	39,479	1.67	39,729	1.65
Bulgaria	4,867	0.21	5,117	0.21
Burkina Faso	836	0.04	1,086	0.05
Burundi	100	0.00	350	0.01
Cambodia	339	0.01	589	0.02
Cameroon	885	0.04	1,135	0.05
Canada	81,342	3.45	81,592	3.39
Cape Verde	15	0.00	265	0.01
Central African Republic	119	0.01	369	0.02
Chad	1,364	0.06	1,614	0.07
Chile	11,710	0.50	11,960	0.50
China	24,500	1.04	24,750	1.03
Colombia	12,606	0.53	12,856	0.53
Comoros	14	0.00	264	0.01
Congo, Dem. Rep. of	2,159	0.09	2,409	0.10
Congo, Republic of	131	0.01	381	0.02
Costa Rica	952	0.04	1,202	0.05
Côte d'Ivoire	3,544	0.15	3,794	0.16
Croatia	2,882	0.12	3,132	0.13
Cyprus	2,139	0.09	2,389	0.10
Czech Republic	8,913	0.38	9,163	0.38
Denmark	18,554	0.79	18,804	0.78
Djibouti	21	0.00	271	0.01
Dominica	42	0.00	292	0.01
Dominican Republic	1,187	0.05	1,437	0.06
Ecuador	2,161	0.09	2,411	0.10
Egypt, Arab Republic of	12,360	0.52	12,610	0.52
El Salvador	29	0.00	279	0.01
Equatorial Guinea	43	0.00	293	0.01
Eritrea	935	0.04	1,185	0.05
Estonia	1,434	0.06	1,684	0.07
Ethiopia	$ 127	0.01	377	0.02
Fiji	287	0.01	537	0.02
Finland	15,697	0.67	15,947	0.66
France	121,015	5.13	121,265	5.04
Gabon	1,268	0.05	1,518	0.06
Gambia, The	94	0.00	344	0.01
Georgia	861	0.04	1,111	0.05
Germany	128,908	5.46	129,158	5.37
Ghana	5,071	0.21	5,321	0.22
Greece	6,898	0.29	7,148	0.30
Grenada	74	0.00	324	0.01
Guatemala	1,084	0.05	1,334	0.06
Guinea	339	0.01	589	0.02
Guinea-Bissau	18	0.00	268	0.01
Guyana	1,392	0.06	1,642	0.07
Haiti	822	0.03	1,072	0.04
Honduras	495	0.02	745	0.03
Hungary	10,932	0.46	11,182	0.47
Iceland	42	0.00	292	0.01
India	81,342	3.45	81,592	3.39
Indonesia	28,539	1.21	28,789	1.20
Iran, Islamic Republic of	1,444	0.06	1,694	0.07
Iraq	147	0.01	397	0.02
Ireland	1,290	0.05	1,540	0.06
Israel	2,135	0.09	2,385	0.10
Italy	81,342	3.45	81,592	3.39
Jamaica	4,282	0.18	4,532	0.19
Japan	141,174	5.98	141,424	5.88
Jordan	941	0.04	1,191	0.05
Kazakhstan	4,637	0.20	4,887	0.20
Kenya	4,041	0.17	4,291	0.18
Kiribati	12	0.00	262	0.01
Korea, Republic of	15,946	0.68	16,196	0.67
Kuwait	9,947	0.42	10,197	0.42
Kyrgyz Republic	1,720	0.07	1,970	0.08
Lao People's Dem. Rep.	278	0.01	528	0.02
Latvia	2,150	0.09	2,400	0.10
Lebanon	135	0.01	385	0.02
Lesotho	71	0.00	321	0.0
Liberia	83	0.00	333	0.01
Libya	55	0.00	305	0.01
Lithuania	2,341	0.10	2,591	0.11
Luxembourg	2,139	0.09	2,389	0.10
Macedonia, FYR of	536	0.02	786	0.03
Madagascar	432	0.02	682	0.03
Malawi	1,822	0.08	2,072	0.09
Malaysia	15,222	0.65	15,472	0.64
Maldives	16	0.00	266	0.01
Mali	451	0.02	701	0.03
Marshall Islands	663	0.03	913	0.04
Mauritania	214	0.01	464	0.02
Mauritius	1,665	0.07	1,915	0.08

The notes to financial statements are an integral part of these statements.

STATEMENT OF CAPITAL STOCK AND VOTING POWER continued

as of June 30, 2002 (US$ thousands)

Member	Capital Stock Amount paid	Capital Stock Percent of total	Voting Power Number of votes	Voting Power Percent of total
Mexico	$ 27,589	1.17	27,839	1.16
Micronesia, Fed. States of	744	0.03	994	0.04
Moldova	784	0.03	1,034	0.04
Mongolia	144	0.01	394	0.02
Morocco	9,037	0.38	9,287	0.39
Mozambique	322	0.01	572	0.02
Myanmar	666	0.03	916	0.04
Namibia	404	0.02	654	0.03
Nepal	822	0.03	1,072	0.04
Netherlands	56,131	2.38	56,381	2.35
New Zealand	3,583	0.15	3,833	0.16
Nicaragua	715	0.03	965	0.04
Niger	147	0.01	397	0.02
Nigeria	21,643	0.92	21,893	0.91
Norway	17,599	0.75	17,849	0.74
Oman	1,187	0.05	1,437	0.06
Pakistan	19,380	0.82	19,630	0.82
Palau	25	0.00	275	0.01
Panama	1,007	0.04	1,257	0.05
Papua New Guinea	1,147	0.05	1,397	0.06
Paraguay	436	0.02	686	0.03
Peru	6,898	0.29	7,148	0.30
Philippines	12,606	0.53	12,856	0.53
Poland	7,236	0.31	7,486	0.31
Portugal	8,324	0.35	8,574	0.36
Romania	2,661	0.11	2,911	0.12
Russian Federation	81,342	3.45	81,592	3.39
Rwanda	306	0.01	556	0.02
Saint Kitts and Nevis	638	0.03	888	0.04
St. Lucia	74	0.00	324	0.01
Samoa	35	0.00	285	0.01
Saudi Arabia	30,062	1.27	30,312	1.26
Senegal	2,299	0.10	2,549	0.11
Seychelles	27	0.00	277	0.01
Sierra Leone	223	0.01	473	0.02
Singapore	177	0.01	427	0.02
Slovak Republic	4,457	0.19	4,707	0.20
Slovenia	$ 1,585	0.07	1,835	0.08
Solomon Islands	37	0.00	287	0.01
Somalia	83	0.00	333	0.01
South Africa	15,948	0.68	16,198	0.67
Spain	37,026	1.57	37,276	1.55
Sri Lanka	7,135	0.30	7,385	0.31
Sudan	111	0.00	361	0.02
Swaziland	684	0.03	934	0.04
Sweden	26,876	1.14	27,126	1.13
Switzerland	41,580	1.76	41,830	1.74
Syrian Arab Republic	194	0.01	444	0.02
Tajikistan	1,212	0.05	1,462	0.06
Tanzania	1,003	0.04	1,253	0.05
Thailand	10,941	0.46	11,191	0.47
Togo	808	0.03	1,058	0.04
Tonga	34	0.00	284	0.01
Trinidad and Tobago	4,112	0.17	4,362	0.18
Tunisia	3,566	0.15	3,816	0.16
Turkey	14,545	0.62	14,795	0.62
Turkmenistan	810	0.03	1,060	0.04
Uganda	735	0.03	985	0.04
Ukraine	8,907	0.38	9,157	0.38
United Arab Emirates	4,033	0.17	4,283	0.18
United Kingdom	121,015	5.13	121,265	5.04
United States	569,379	24.12	569,629	23.70
Uruguay	3,569	0.15	3,819	0.16
Uzbekistan	3,873	0.16	4,123	0.17
Vanuatu	55	0.00	305	0.01
Venezuela, Rep. Boliv. de	27,588	1.17	27,838	1.16
Vietnam	446	0.02	696	0.03
Yemen, Republic of	715	0.03	965	0.04
Yugoslavia, Fed. Rep. of	1,803	0.08	2,053	0.09
Zambia	1,286	0.05	1,536	0.06
Zimbabwe	2,120	0.09	2,370	0.10
Total June 30, 2002	**$ 2,360,181**	**100.00+**	**2,403,931**	**100.00+**
Total June 30, 2001	**$ 2,360,089**	**100.00+**	**2,403,839**	**100.00+**

* Less than .005 percent.

\+ May differ from the sum of the individual percentages shown because of rounding.

The notes to financial statements are an integral part of these statements.

PURPOSE

The International Finance Corporation (the Corporation), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. The Corporation is a member of the World Bank Group, which also includes the International Bank for Reconstruction and Development (IBRD), the International Development Association, and the Multilateral Investment Guarantee Agency (MIGA). The Corporation's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. The Corporation, together with private investors, assists in financing the establishment, improvement, and expansion of private sector enterprises by making loans and equity investments where sufficient private capital is not otherwise available on reasonable terms. The Corporation's share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. The Corporation also plays a catalytic role in mobilizing additional project funding from other investors and lenders, either through cofinancing or through loan syndications, underwritings, and guarantees. In addition to project finance and resource mobilization, the Corporation offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

The accounting and reporting policies of the Corporation conform with accounting principles generally accepted in the United States of America (US GAAP). On August 8, 2002, the Board of Directors of the Corporation approved these financial statements for issue.

Financial statements presentation - Certain amounts in the prior years have been reclassified to conform to the current year's presentation.

Use of estimates - The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the adequacy of the reserve against losses on loans and equity investments; estimated fair values of all derivative instruments and related financial instruments in qualifying hedging relationships; and net periodic pension income. There are inherent risks and uncertainties related to the Corporation's operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of the Corporation.

As part of the ongoing compliance with US Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivatives and Certain Hedging Relationships* (collectively SFAS No. 133), certain internal valuation models are used to determine the fair values of derivative and other financial instruments. The Corporation undertakes continuous review and respecification of these models with the objective of refining its estimates of fair value, consistent with evolving best market practices. Changes in fair value resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.

Translation of currencies - Assets and liabilities not denominated in United States dollars (US dollars or $), other than disbursed equity investments, are expressed in US dollars at the exchange rates prevailing at June 30, 2002, and June 30, 2001. Disbursed equity investments are expressed in US dollars at the prevailing exchange rates at the time of disbursement. Income and expenses are translated at the rates of exchange prevailing at the time of the transaction. Translation gains and losses are credited or charged to income.

Loans and equity investments - Loans and equity investments are recorded as assets when disbursed. Loans are carried at the principal amounts outstanding. Where loans are part of a designated hedging relationship employing derivative instruments, the carrying value is adjusted for changes in fair value attributable to the risk being hedged. These adjustments are reported in other unrealized gains and losses on financial instruments in net income. It is the Corporation's practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees. Equity investments are carried at cost. The Corporation enters into put and call option agreements in connection with equity investments; these are accounted for in accordance with SFAS No. 133.

Reserve against losses on loans and equity investments - The Corporation recognizes portfolio impairment in the balance sheet through the reserve against losses on loans and equity investments, recording a provision or release of provision for losses on loans and equity investments in net income on a quarterly basis, which increases or decreases the reserve against losses on loans and equity investments.

Management determines the aggregate level of the reserve against losses on loans and equity investments, taking into account established guidelines and its assessment of recent portfolio quality trends. The guidelines comprise simulation techniques, internal country risk ratings, and the impairment potential of the portfolio based on the Corporation's historical portfolio write-off and loss reserve experience on mature investments.

The reserve against losses on loans and equity investments reflects estimates of both probable losses already identified and probable losses inherent in the portfolio but not specifically identifiable. The determination of identified probable losses represents management's judgment of the creditworthiness of the borrower or the value of the company invested in and is established through review of individual loans and equity investments undertaken on a quarterly basis. The Corporation considers a loan as impaired when, based on current information and events, it is probable that the Corporation will be unable to collect all amounts due according to the loan's contractual terms. A reserve against losses for an equity investment is established when a decrease in value of the equity investment has occurred that is considered other than temporary. Unidentified probable losses are the aggregate probable losses over a one-year risk horizon, in excess of identified probable losses. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements.

Revenue recognition on loans and equity investments - Interest income and commitment fees on loans are recorded as income on an accrual basis. All other fees are recorded as income when received in freely convertible currencies. The Corporation does not recognize income on loans where collectibility is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans and equity investments in the balance sheet.

Dividends and profit participations are recorded as income when received in freely convertible currencies. Capital gains on the sale or redemption of equity investments are measured against the average cost of the investments sold and are recorded as income when received in freely convertible currencies.

Guarantees - The Corporation extends guarantee facilities to its clients to provide credit enhancement for their debt securities and trade obligations. Under the terms of the guarantees, the Corporation agrees to assume responsibility for the client's financial obligations in the event of default by the client. The Corporation's guarantee agreements do not meet the definition of a derivative under SFAS No. 133. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and called when the Corporation's obligation under the guarantee has been invoked. Not meeting the definition of a derivative under SFAS No. 133, guarantees remain off balance sheet while outstanding; when called, the amount disbursed is recorded as a new loan. A liability is established for probable losses on outstanding guarantees and is included in payables and other liabilities on the balance sheet. Specific reserves are established on called guarantees and are included in the reserve against losses on loans and equity investments on the balance sheet. Commitment fees on guarantees are recorded as income on an accrual basis.

Liquid asset portfolio - The Corporation's liquid funds are invested in government and agency obligations, time deposits, and asset-backed securities. Government and agency obligations include long and short positions in highly rated fixed rate bonds, notes, bills and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. The liquid asset portfolio, as defined by the Corporation and as detailed in note B, comprises: these time deposits and securities; related derivative instruments; securities purchased under resale agreements, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges.

On July 1, 2000, the Corporation reclassified all of its available for sale securities as trading securities. This resulted in a transfer of accumulated net unrealized holding losses on available for sale securities of $5 million from other comprehensive income to net income in the year ended June 30, 2001. Beginning with the year ended June 30, 2001, realized and unrealized gains and losses on trading securities are reported separately in the income statement.

Trading securities are carried at fair value with any changes in fair value reported in net gains and losses on trading activities. Interest on securities and amortization of premiums and accretion of discounts are reported in interest from time deposits and securities.

The Corporation classifies due from banks, time deposits, and securities (collectively, cash and cash equivalents) as an element of liquidity in the statement of cash flows because they are readily convertible to known amounts of cash within 90 days.

Repurchase and resale agreements - Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price.

It is the Corporation's policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. The Corporation also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.

Repurchase and resale agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest. Securities purchased under resale agreements, securities sold under agreements to repurchase and securities payable for cash collateral received are recorded at fair value.

Borrowings - To diversify its access to funding and reduce its borrowing costs, the Corporation borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. Generally, the Corporation simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions. Under certain outstanding borrowing agreements, the Corporation is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings.

Borrowings are recorded at the amount repayable at maturity, adjusted for unamortized premium and unaccreted discount. Where borrowings are part of a designated hedging relationship employing derivative instruments, the carrying amount is adjusted for changes in fair value attributable to the risk being hedged. Adjustments for changes in fair value attributable to hedged risks are reported in other unrealized gains and losses on financial instruments in the income statement. Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.

Risk management, derivative instruments, and hedge accounting - The Corporation enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, client risk management, borrowing, liquid asset portfolio management, and asset and liability management. The Corporation does not use derivatives for speculative, marketing, or merchandising purposes.

All derivative instruments are recorded on the balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, derivative instruments embedded in loans, equity investments, and market borrowing transactions entered into on or after January 1, 1999 are bifurcated from the host contract and recorded at fair value as derivative assets and liabilities. The value at inception of these embedded derivatives is excluded from the carrying value of the host contracts on the balance sheet. Changes in fair values of derivative instruments used in liquid asset portfolio management activities are recorded in net gains and losses on trading activities. Changes in fair values of derivative instruments other than those used in liquid asset portfolio management activities are recorded in other unrealized gains and losses on financial instruments. Prior to July 1, 2000, changes in fair values of derivative instruments associated with the liquid asset portfolio classified as available for sale were included in other comprehensive income until realized, and those associated with the liquid asset portfolio classified as trading were included in net income.

Subject to certain specific qualifying conditions in SFAS No. 133, a derivative instrument may be designated either as a hedge of the fair value of an asset or liability (fair value hedge), or as a hedge of the variability of cash flows of an asset or liability or forecasted transaction (cash flow hedge). For a derivative instrument qualifying as a fair value hedge, fair value gains or losses on the derivative instrument are reported in net income, together with offsetting fair value gains or losses on the hedged item that are attributable to the risk being hedged. For a derivative instrument qualifying as a cash flow hedge, fair value gains or losses associated with the risk being hedged are reported in other comprehensive income and released to net income in the period(s) in which the effect on net income of the hedged item is recorded. Fair value gains and losses on a derivative instrument not qualifying as a hedge are reported in net income.

The Corporation has designated certain hedging relationships in its borrowing and lending activities as fair value hedges. The Corporation generally matches the terms of its derivatives with the terms of the specific underlying financial instruments hedged, in terms of currencies, maturity dates, reset dates, interest rates, and other features. However, the valuation methodologies applied to the derivative and the hedged financial instrument, as prescribed by SFAS No. 133, may differ. The resulting ineffectiveness calculated for such relationships is recorded in other unrealized gains and losses on financial instruments in the income statement.

The Corporation has not designated any hedging relationships as cash flow hedges.

The risk management policy for each of the Corporation's principal business activities and the accounting policies particular to them are described below.

Lending activities The Corporation's policy is to closely match the currency, rate basis, and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars. The impact on net income of changes in fair value of interest rate swaps qualifying for the shortcut method under SFAS No. 133 is exactly offset by a corresponding adjustment to the fair value of the related loans. The Corporation has elected not to designate hedging relationships for all other lending-related derivatives that do not qualify for the shortcut method.

Client risk management activities The Corporation enters into derivatives transactions with its clients to help them hedge their own currency, interest rate, or commodity risk, which, in turn, improves the overall quality of the Corporation's loan portfolio. To hedge the market risks that arise from these transactions with clients, the Corporation enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reflected currently in net income. Though hedge accounting is not applicable to these activities, the matching of terms between the offsetting transactions minimizes the impact on net income. Fees and spreads charged on these transactions are recorded as income on an accrual basis.

Borrowing activities The Corporation issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries' capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. The Corporation uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert such borrowings into variable rate US dollar obligations, consistent with the Corporation's matched funding policy. The Corporation has designated the majority of derivatives associated with borrowing activities as fair value hedges of the underlying borrowings. There are a small number of cash flow-like hedging transactions for which no hedge relationship has been designated.

Liquid asset portfolio management activities The Corporation manages the interest rate, currency, and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars, consistent with the Corporation's matched funding policy. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as a trading portfolio, all securities (including derivatives) are carried at fair value, and no hedging relationships have been designated.

Asset and liability management In addition to the risk managed in the context of its business activities detailed above, the Corporation faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and eliminating the net excess asset or liability position through spot sales or purchases. Interest rate risk due to reset date mismatches is reduced by synchronizing the reset dates on assets and liabilities and managing overall interest rate risk on an aggregate basis. Interest rate risk arising from mismatches due to writedowns, prepayments and reschedulings, and residual reset date mismatches is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.

The Corporation monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, the Corporation has entered into master agreements governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if the Corporation's credit exposure to a counterparty, on a mark-to-market basis, exceeds a specified level, the counterparty must post collateral to cover the excess, generally in the form of liquid government securities.

Resource mobilization - The Corporation mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by the Corporation on behalf of the Participants. The disbursed and outstanding balances of the loan participations are not included in the Corporation's balance sheet.

Pension and other postretirement benefits - IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP), and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of the Corporation and of MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, the Corporation, and MIGA based upon their employees' respective participation in the plans. In addition, the Corporation and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

The net periodic pension and other postretirement benefit income or expense allocated to the Corporation is included in income from (contributions to) Staff Retirement Plan and cost of (income from) other postretirement benefits, respectively, in the income statement. The Corporation includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.

Accounting and financial reporting developments - During the year ended June 30, 2002 the Financial Accounting Standards Board (FASB) issued several new accounting standards, including SFAS No. 141 *Business Combinations*, SFAS No. 142 *Goodwill and Other Intangible Assets*, SFAS No. 143 *Accounting for Asset Retirement Obligations*, SFAS No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets*, and SFAS No. 145 *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13*, and *Technical Corrections.* None of these accounting standards are expected to have a material impact on the Corporation's financial position or results of operations.

NOTE B - LIQUID ASSET PORTFOLIO

The composition of the Corporation's liquid asset portfolio is as follows (US$ millions):

	June 30, 2002	June 30, 2001
Assets		
Due from banks	$ 48	$ 19
Time deposits	4,471	4,145
Trading securities	11,795	10,300
Securities purchased under resale agreements	563	-
Receivables and other assets:		
Receivables from sales of securities	424	312
Accrued interest income on time deposits and securities	150	154
Accrued income on derivative instruments	26	70
Derivative assets	164	501
Total assets	17,641	15,501
Liabilities		
Payables and other liabilities:		
Payables for purchases of securities	598	299
Accrued charges on derivative instruments	79	91
Securities sold under repurchase agreements and payable for cash collateral received	1,935	1,641
Derivative liabilities	497	212
Total liabilities	3,109	2,243
Total net liquid asset portfolio	$ 14,532	$ 13,258

The liquid asset portfolio is denominated primarily in US dollars; investments in other currencies, net of the effect of associated derivative instruments that convert non-US dollar securities into US dollar securities, represent less than 1% of the portfolio at June 30, 2002 (less than 1% - June 30, 2001). The annualized rate of return on the trading portfolio during the year ended June 30, 2002, was 4.1% (7.1% - year ended June 30, 2001; 5.1% - year ended June 30, 2000). After the effect of associated derivative instruments, the liquid asset portfolio generally reprices within one year.

Trading securities

The composition of trading securities is as follows:

	Year ended June 30, 2002	At June 30, 2002		
	Fair value average daily balance (US$ millions)	Fair value (US$ millions)	Average maturity (years)	Average yield (%)
Government and agency obligations	$ 5,426	$ 6,085	4.4	4.4
Asset-backed securities	2,474	2,473	11.1	2.3
Corporate securities	2,998	3,135	3.0	4.8
Fixed income unit trusts	94	102	-	1.5
Total trading securities	$ 10,992	$11,795		

	Year ended June 30, 2001	At June 30, 2001		
	Fair value average daily balance (US$ millions)	Fair value (US$ millions)	Average maturity (years)	Average yield (%)
Government and agency obligations	$ 4,518	$ 4,931	4.6	5.3
Asset-backed securities	2,341	2,448	8.9	4.7
Corporate securities	2,815	2,921	3.2	5.4
Total trading securities	$ 9,674	$10,300		

The expected maturity of the asset-backed securities will differ from the contractual maturity, as reported above, due to prepayment features.

Liquid asset portfolio income

Income from the liquid asset portfolio for the years ended June 30, 2002, 2001, and 2000 comprises (US$ millions):

	2002	2001	2000
Interest income:			
Trading portfolio	$ 478	$ 790	$ 32
Available for sale portfolio	-	-	602
Total interest income from time deposits and securities	478	790	634
Net gains and losses on trading activities:			
Realized -			
Trading portfolio	45	61	9
Available for sale portfolio	-	-	(42)
Unrealized -			
Trading portfolio	(14)	26	(5)
Total net gains and losses on trading activities	31	87	(38)
Total income from liquid asset portfolio	**$ 509**	**$ 877**	**$ 596**

Collateral

The estimated fair value of securities held by the Corporation at June 30, 2002 as collateral, in connection with derivatives transactions and purchase and resale agreements, that may be sold or repledged was $760 million ($113 million - June 30, 2001).

NOTE C - LOANS AND EQUITY INVESTMENTS AND RESERVE AGAINST LOSSES

The distribution of the disbursed portfolio by sector is as follows (US$ millions):

	June 30, 2002			June 30, 2001		
	Loans	Equity investments	Total	Loans	Equity investments	Total
Finance and insurance	$ 1,361	$ 645	$ 2,006	$ 1,570	$ 601	$ 2,171
Utilities	936	114	1,050	884	109	993
Transportation and warehousing	560	174	734	534	177	711
Food and beverages	602	129	731	680	156	836
Chemicals	626	86	712	740	101	841
Nonmetallic mineral product manufacturing	603	100	703	576	114	690
Primary metals	529	93	622	515	101	616
Oil, gas and mining	453	165	618	455	179	634
Information	422	183	605	409	156	565
Collective investment vehicles	7	567	574	-	579	579
Industrial and consumer products	457	90	547	403	100	503
Accommodation and tourism services	306	69	375	314	72	386
Textiles, apparel and leather	265	73	338	292	83	375
Paper and pulp	225	91	316	227	102	329
Wholesale and retail trade	224	27	251	193	17	210
Agriculture and forestry	168	26	194	161	26	187
Health care	111	21	132	75	17	92
Plastics and rubber	85	35	120	81	35	116
Other	78	14	92	42	14	56
Total disbursed portfolio	**8,018**	**2,702**	**10,720**	**8,151**	**2,739**	**10,890**
Fair value adjustments	15	(1)	14	19	-	19
Carrying value of loans and equity investments	**$ 8,033**	**$ 2,701**	**$ 10,734**	**$ 8,170**	**$ 2,739**	**$ 10,909**

The distribution of the disbursed loan and equity investment portfolio by geographical region is as follows (US$ millions):

	June 30, 2002			June 30, 2001		
	Loans	Equity investments	Total	Loans	Equity investments	Total
Latin America and Caribbean	$ 3,393	$ 920	$ 4,313	$ 3,495	$ 861	$ 4,356
Asia	1,919	919	2,838	2,132	894	3,026
Europe and Central Asia	1,635	423	2,058	1,570	500	2,070
Sub-Saharan Africa	646	274	920	576	276	852
Middle East and North Africa	424	132	556	378	158	536
Other	1	34	35	-	50	50
Total disbursed portfolio	**8,018**	**2,702**	**10,720**	**8,151**	**2,739**	**10,890**
Fair value adjustments	15	(1)	14	19	-	19
Carrying value of loans and equity investments	**$ 8,033**	**$ 2,701**	**$ 10,734**	**$ 8,170**	**$ 2,739**	**$10,909**

At June 30, 2002, 23% (23% - June 30, 2001) of the disbursed loan portfolio consisted of fixed rate loans, while the remainder was at variable rates.

Loan portfolio

The currency composition and average yield of the disbursed loan portfolio are summarized below (US$ millions):

	June 30, 2002		June 30, 2001	
	Amount	Average yield (%)	Amount	Average yield (%)
US dollar	$ 7,155	5.7	$ 7,390	7.7
Euro	654	6.8	552	7.6
Other currencies	209	8.0	209	8.0
Total disbursed loan portfolio	**8,018**	**5.8**	**8,151**	**7.7**
Fair value adjustments	15		19	
Carrying value of loans	**$ 8,033**		**$ 8,170**	

After the effect of interest rate and currency swaps, the Corporation's loans are principally denominated in US dollars.

Disbursed loans in all currencies are repayable during the years ending June 30, 2003 through June 30, 2007, and thereafter, as follows (US$ millions):

	2003	2004	2005	2006	2007	Thereafter	Total
Fixed rate loans	$ 508	$ 229	$ 343	$ 197	$ 182	$ 383	$ 1,842
Variable rate loans	1,105	913	1,009	874	663	1,612	6,176
Total disbursed loan portfolio	**$ 1,613**	**$ 1,142**	**$ 1,352**	**$ 1,071**	**$ 845**	**$ 1,995**	**8,018**
Fair value adjustments							15
Carrying value of loans							**$ 8,033**

The Corporation's disbursed variable rate loans generally reprice within one year.

Loans on which the accrual of interest has been discontinued amounted to $1,217 million at June 30, 2002 ($1,054 million - June 30, 2001). Interest income not recognized on nonaccruing loans during the year ended June 30, 2002 totaled $106 million ($100 million - year ended June 30, 2001; $84 million - year ended June 30, 2000). Interest collected on loans in nonaccrual status, related to current and prior years, during the year ended June 30, 2002 was $39 million ($27 million - year ended June 30, 2001; $28 million - year ended June 30, 2000). The average recorded investment in impaired loans during the year ended June 30, 2002, was $2,279 million ($1,534 million - year ended June 30, 2001). The recorded investment in impaired loans at June 30, 2002 was $2,640 million ($1,918 million - June 30, 2001).

Reserve against losses on loans and equity investments

Changes in the reserve against losses on loans and equity investments for the years ended June 30, 2002, 2001, and 2000 are summarized below (US$ millions):

	2002			2001			2000		
	Loans	Equity investments	Total	Loans	Equity investments	Total	Loans	Equity investments	Total
Beginning balance	$ 1,363	$ 850	$ 2,213	$ 1,228	$ 745	$ 1,973	$ 1,118	$ 707	$ 1,825
Provision for losses	373	268	641	193	196	389	140	75	215
Other adjustments	22	(105)	(83)	(58)	(91)	(149)	(30)	(37)	(67)
Ending balance	**$ 1,758**	**$ 1,013**	**$ 2,771**	**$ 1,363**	**$ 850**	**$ 2,213**	**$ 1,228**	**$ 745**	**$ 1,973**

Provision for losses on loans, equity investments and guarantees in the income statement for the year ended June 30, 2002 includes $16 million in respect of guarantees ($13 million - year ended June 30, 2001; $nil - year ended June 30, 2000). At June 30, 2002, the accumulated reserve for losses on guarantees, included in the balance sheet in payables and other liabilities, was $29 million ($13 million - June 30, 2001).

Other adjustments comprise loan and equity investment write-offs and recoveries, reserves against interest capitalized as part of a debt restructuring, and translation adjustments.

Interest and financial fees from loans

Interest and financial fees from loans for the years ended June 30, 2002, 2001, and 2000 comprise the following (US$ millions):

	2002	2001	2000
Interest income	$ 500	$ 687	$ 656
Commitment fees	11	7	8
Other financial fees	51	21	30
Total interest and financial fees from loans	**$ 562**	**$ 715**	**$ 694**

NOTE D – PROJECTS APPROVED AND COMMITTED BUT NOT DISBURSED OR UTILIZED

Projects approved by the Board of Directors not committed, loan and equity commitments signed but not yet disbursed, and guarantee and client risk management facilities signed but not yet utilized are summarized below (US$ millions):

	June 30, 2002	June 30, 2001
Projects approved but not committed:		
Loans	$ 2,566	$ 2,621
Equity investments	586	609
Guarantees	497	474
Client risk management facilities	115	179
Total projects approved but not committed	3,764	3,883
Projects committed but not disbursed:		
Loans	2,598	1,731
Equity investments	764	896
Projects committed but not utilized:		
Guarantees	571	511
Client risk management facilities	107	174
Total projects committed but not disbursed or utilized	4,040	3,312
Total projects approved but not disbursed or utilized	**$ 7,804**	**$ 7,195**

NOTE E - RESOURCE MOBILIZATION

Loan participations arranged to be placed with Participants in respect of loans approved by the Board of Directors, loan participations signed as commitments for which disbursement has not yet been made, and loan participations disbursed and outstanding and serviced by the Corporation for the Participants are as follows (US$ millions):

	June 30, 2002	June 30, 2001
Loan participations arranged to be placed with Participants approved but not committed	$ 2,856	$ 2,021
Loan participations signed as commitments but not disbursed	820	979
Loan participations arranged to be placed with Participants approved but not disbursed	**$ 3,676**	**$ 3,000**
Loan participations disbursed and outstanding which are serviced by the Corporation	**$ 5,700**	**$ 6,551**

During the year ended June 30, 2002 the Corporation called and disbursed $574 million ($835 million - year ended June 30, 2001) of Participants' funds.

In July 1995, the Corporation securitized and sold variable rate US dollar loan participations to a trust (the Trust). Concurrently, the Corporation provided a $20 million liquidity facility to the Trust and acquired $20 million of the Trust's Class C certificates. In January 2002, the Corporation exercised an option to reacquire the remaining outstanding loan participations owned by the Trust for $37 million, and the Trust was dissolved. As a result of the dissolution the Corporation has recorded income of $15 million, included in interest and financial fees from loans in the income statement. Reserves against losses of $11 million were established on the reacquired loans, included in provision for losses on loans, equity investments, and guarantees for the year ended June 30, 2002.

NOTE F - RECEIVABLES AND OTHER ASSETS

Receivables and other assets are summarized below (US$ millions):

	June 30, 2002	June 30, 2001
Receivables from sales of securities	$ 424	$ 312
Accrued interest income on time deposits and securities	150	154
Accrued income on derivative instruments	396	469
Accrued interest income on loans	101	136
Receivable from IBRD representing prepaid pension and other postretirement benefit costs	286	250
Headquarters building:		
Land	89	89
Building	184	184
Less: Building depreciation	(24)	(20)
Headquarters building, net	249	253
Deferred charges and other assets	169	176
Total receivables and other assets	**$ 1,775**	**$ 1,750**

NOTE G - BORROWINGS

Market borrowings and associated derivatives

The Corporation's borrowings outstanding from market sources and currency and interest rate swaps, net of unamortized issue premiums and discounts, are summarized below:

June 30, 2002

	Market borrowings		Currency swaps payable (receivable)		Interest rate swaps notional principal payable (receivable)		Net currency obligation	
	Amount (US $ millions)	Weighted average cost (%)	Amount (US $ millions)	Weighted average cost (%)	Notional amount (US $ millions)	Weighted average cost (%)	Amount (US $ millions)	Weighted average cost (%)
US dollar	$ 7,177	5.9	$ 9,522	1.2	$ 6,542	1.9	$ 16,690	1.8
					(6,551)	(5.5)	-	-
Japanese yen	3,128	5.0	(3,128)	(5.0)	-	-	-	-
Pound sterling	2,992	5.7	(2,992)	(5.4)	458	3.9	-	-
					(458)	(5.8)	-	-
Euro	1,608	4.8	(1,608)	(4.8)	-	-	-	-
Hong Kong dollar	1,039	7.1	(1,039)	(7.1)	-	-	-	-
South African rand	295	13.8	(295)	(13.8)	-	-	-	-
Australian dollar	133	5.3	(133)	(5.3)	-	-	-	-
New Zealand dollar	124	6.8	(124)	(6.8)	-	-	-	-
Columbian peso	94	13.7	(94)	(13.7)	-	-	-	-
Singapore dollar	68	4.2	(68)	(4.2)	-	-	-	-
Swiss franc	68	3.8	(68)	(1.1)	68	1.1	-	-
					(68)	(3.8)	-	-
Principal at face value	**16,726**		$ (27)		$ (9)		$ 16,690	
Less: Unamortized discounts, net	(206)							
Total market borrowings	**16,520**							
Fair value adjustments	(108)							
Carrying value of market borrowings	**$ 16,412**							

June 30, 2001

	Market borrowings		Currency swaps payable (receivable)		Interest rate swaps notional principal payable (receivable)		Net currency obligation	
	Amount (US $ millions)	Weighted average cost (%)	Amount (US $ millions)	Weighted average cost (%)	Notional amount (US $ millions)	Weighted average cost (%)	Amount (US $ millions)	Weighted average cost (%)
US dollar	$ 6,263	6.1	$ 10,059	(4.2)	$ 5,827	4.3	$ 16,313	4.3
					(5,836)	(5.9)	-	-
Pound sterling	2,776	5.7	(2,776)	(5.6)	425	5.3	-	-
					(425)	(5.8)	-	-
Japanese yen	2,171	4.9	(2,171)	(4.9)	-	-	-	-
Euro	1,928	5.0	(1,928)	(5.0)	-	-	-	-
Hong Kong dollar	949	7.7	(949)	(7.7)	-	-	-	-
South African rand	393	14.0	(393)	(14.0)	-	-	-	-
Singapore dollar	230	4.4	(230)	(4.4)	-	-	-	-
Greek drachma	219	5.7	(219)	(5.7)	-	-	-	-
New Zealand dollar	104	6.8	(104)	(6.8)	-	-	-	-
Netherland guilder	78	3.3	(78)	(3.3)	-	-	-	-
Swiss franc	57	3.8	(57)	(2.7)	57	2.7	-	-
					(57)	(3.8)	-	-
Philippine peso	50	10.3	(50)	(10.3)	-	-	-	-
Slovak koruna	41	15.8	(41)	(15.8)	-	-	-	-
Estonian kroon	5	10.0	(5)	(10.0)	-	-	-	-
Principal at face value	**15,264**		$ 1,058		$ (9)		$ 16,313	
Less: Unamortized discounts, net	(280)							
Total market borrowings	**14,984**							
Fair value adjustments	267							
Carrying value of market borrowings	**$ 15,251**							

The weighted average cost of the Corporation's borrowings outstanding from market sources after currency and interest rate swap transactions was 1.8% at June 30, 2002 (4.3% - June 30, 2001). The weighted average remaining maturity of the Corporation's borrowings from market sources was 8.8 years at June 30, 2002 (7.2 years - June 30, 2001).

Fair value adjustments to the carrying value of market borrowings comprises $257 million ($286 million - June 30, 2001) representing adjustments to the carrying value of transactions in designated fair value hedging relationships, less $365 million ($19 million - June 30,2001) in respect of the value at inception of derivative instruments embedded in transactions entered into on or after January 1, 1999.

The net nominal amount receivable from currency swaps of $27 million and the net notional amount receivable from interest rate swaps of $9 million at June 30, 2002 (*$1,058 million and $9 million - June 30, 2001*), shown in the above table, are represented by currency and interest rate swap assets at fair value of $722 million and currency and interest rate swap liabilities at fair value of $605 million ($362 million and $1,448 million - June 30, 2001), included in derivative assets and derivative liabilities, respectively, on the balance sheet.

Borrowings from IBRD

Borrowings outstanding from IBRD are summarized below:	June 30, 2002		June 30, 2001	
	Principal amount	Average yield (%)	Principal amount	Average yield (%)
US dollar	$ 124	6.5	$ 145	6.5
Euro	22	7.7	31	7.5
Other currencies	23	6.0	30	5.9
Total borrowings outstanding from IBRD	**$ 169**		**$ 206**	

The weighted average remaining maturity of borrowings from IBRD was 4.5 years at June 30, 2002 (5.2 years - June 30, 2001). There were no undrawn balances on committed borrowings from IBRD at June 30, 2002 ($nil - June 30, 2001). Charges on borrowings for the year ended June 30, 2002 includes $12 million ($16 million - year ended June 30, 2001; $21 million - year ended June 30, 2000) in respect of IBRD borrowings.

Maturity of borrowings

The principal amounts repayable on borrowings outstanding in all currencies, gross of any premiums or discounts, during the years ending June 30, 2003 through June 30, 2007 and thereafter are summarized below (US$ millions):

	2003	2004	2005	2006	2007	Thereafter	Total
Borrowings from market sources	$ 3,095	$ 2,293	$ 1,921	$ 1,346	$ 1,501	$ 6,570	$ 16,726
Borrowings from IBRD	39	36	40	24	18	12	169
Total borrowings, gross	**$ 3,134**	**$ 2,329**	**$ 1,961**	**$ 1,370**	**$ 1,519**	**$ 6,582**	**16,895**
Less: Unamortized discounts, net							(206)
Fair value adjustments							(108)
Carrying value of borrowings							**$ 16,581**

After the effect of interest rate and currency swaps, the Corporation's borrowings generally reprice within one year.

NOTE H - PAYABLES AND OTHER LIABILITIES

Payables and other liabilities are summarized below (US$ millions):

	June 30, 2002	June 30, 2001
Accrued charges on borrowings	$ 345	$ 357
Accrued charges on derivative instruments	209	343
Payables for purchases of securities	598	299
Accounts payable, accrued expenses and other liabilities	143	143
Deferred income	48	67
Total payables and other liabilities	**$ 1,343**	**$ 1,209**

NOTE I - CAPITAL STOCK

The Corporation's authorized share capital was increased to $2,450 million through two capital increases in 1992. The subscription and payment period for shares then allocated ended on August 1, 1999, but the Corporation has agreed to defer the payment date for certain member countries beyond this date. Pursuant to these arrangements, $2 million of subscribed shares remained unpaid at June 30, 2002 ($14 million - June 30, 2001).

During the year ended June 30, 2002, 92 shares were subscribed by member countries at a par value of $1,000 each (624 - year ended June 30, 2001). Less than 1 million was paid in on account of subscriptions (less than $1 million - year ended June 30, 2001).

NOTE J - OTHER INCOME

Other income predominantly comprises fees collected from clients for expenses incurred by the Corporation on their behalf, included in administrative expenses ($18 million - year ended June 30, 2002; $14 million - year ended June 30, 2001; $12 million - year ended June 30, 2000). In the year ended June 30, 2000, other income also included revenues from the sale of assets, including assets associated with the Corporation's information provision business.

NOTE K - CONTRIBUTIONS TO SPECIAL PROGRAMS

From time to time, the Board of Directors approves recommendations under which the Corporation contributes to special programs, comprising the Corporation's Technical Assistance Fund and Foreign Investment Advisory Service and other donor-supported activities. During the year ended June 30, 2002, the Corporation contributed a total of $22 million to these facilities ($16 million - year ended June 30, 2001; $7 million - year ended June 30, 2000), of which the largest amounts were attributable to the Global SME Capacity Building Facility and the Private Enterprise Partnership.

NOTE L - OTHER UNREALIZED GAINS AND LOSSES ON FINANCIAL INSTRUMENTS

Other unrealized gains on financial instruments for the year ended June 30 comprises (US$ millions):

	2002	2001
Difference between change in fair value of derivative instruments designated as a fair value hedge and change in fair value of hedged items attributable to risks being hedged	$ 81	$ 16
Change in fair value of derivative instruments, other than those associated with liquid asset investments, not designated as a hedge	(31)	(5)
Amortization of difference between fair value and carrying value of hedged items at July 1, 2000 not designated for hedge accounting under SFAS No. 133	(2)	(3)
Release from accumulated other comprehensive income of transition gain on cash flow-like hedges	6	3
Total other unrealized gains and losses on financial instruments	**$ 54**	**$ 11**

Of the total other unrealized gains and losses on financial instruments, unrealized gains of $72 million (gains $22 million - year ended June 30, 2001) are attributable to borrowings and related derivatives transactions, unrealized losses of $19 million (losses $7 million - year ended 30 June, 2001) are attributable to loans and related derivatives transactions, and unrealized gains of $1 million (losses $4 million - year ended 30 June, 2001) are attributable to client risk management activities.

At the date of initial application of SFAS No. 133 on July 1, 2000, certain items were recorded as a transition adjustment, denoted as the cumulative effect of a change in accounting principle in the income statement. The transition adjustment included, first, the difference between the previous carrying value and the fair value of all freestanding derivative instruments. Secondly, it included the offsetting gains and losses on assets and liabilities held under fair value-like hedging relationships in existence prior to the adoption of SFAS No. 133 that are also recognized by adjusting their carrying value to fair value. Finally, the adjustment included the fair value of derivatives embedded in hybrid financial instruments entered into on or after January 1, 1999, where they are required to be separated from their respective host contracts, and also recorded on the balance sheet at fair value. The total amount of the transition adjustment, recorded on July 1, 2000, was $93 million.

Also upon adoption of SFAS No. 133, the Corporation recorded a gain of $14 million to accumulated other comprehensive income to adjust the book value to fair value of cross-currency interest rate swaps in cash flow-like hedges. The Corporation elected not to seek hedge accounting for these transactions under the Standard and, accordingly, records the cross-currency interest rate swaps at fair value, with the change in fair value included in earnings. The gain recorded in accumulated other comprehensive income upon adoption of the Standard is released into earnings over the remaining original hedge term. The amounts released for the years ended June 30, 2002 and June 30, 2001 are shown above; the expected release for the year ending June 30, 2003 is $2 million.

NOTE M - DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS

Many of the Corporation's financial instruments are not actively traded in any market. Accordingly, estimates and present value calculations of future cash flows are used to estimate the fair values. Determining future cash flows for fair value estimation is subjective and imprecise, and minor changes in assumptions or methodologies may materially affect the estimated values. The excess or deficit resulting from the difference between the carrying amounts and the fair values presented does not necessarily reflect the realizable values, since the Corporation generally holds loans, borrowings, and other financial instruments to maturity with the aim of realizing their recorded values.

The estimated fair values reflect the interest rate environments as of June 30, 2002 and June 30, 2001. In different interest rate environments, the fair value of the Corporation's financial assets and liabilities could differ significantly, especially the fair value of certain fixed rate financial instruments. Reasonable comparability of fair values among financial institutions is not likely, because of the wide range of permitted valuation techniques and numerous estimates that must be made in the absence of secondary market prices. This lack of objective pricing standards introduces a greater degree of subjectivity and volatility to these derived or estimated fair values. Therefore, while disclosure of estimated fair values of financial instruments is required, readers are cautioned in using these data for purposes of evaluating the financial condition of the Corporation. The fair values of the individual financial instruments do not represent the fair value of the Corporation taken as a whole.

The methodologies used and key assumptions made to estimate fair values as of June 30, 2002 and June 30, 2001 are summarized below.

Liquid assets - *The estimated fair value of time deposits and the trading securities portfolio are based on quoted market prices and the present value of estimated* future cash flows using appropriate discount rates.

Derivative instruments - Fair values for covered forwards were derived by using quoted market forward exchange rates. Fair values for other derivative instruments were derived by determining the present value of estimated future cash flows using appropriate discount rates.

Loans and loan commitments - The Corporation generally has not sold its loans from the portfolio, and there is no comparable secondary market. Fair values for fixed rate loans and loan commitments were determined using a discounted cash flow model based on a discount rate comprising the fixed rate loan spread plus the year-end estimated cost of funds. Since rates on variable rate loans and loan commitments are generally reset on a quarterly or semiannual basis, the carrying value adjusted for credit risk was determined to be the best estimate of fair value. The Corporation also holds options to convert loans into equity of certain of its investee companies. Fair values of these conversion options are based on quoted market prices or other calculated values of the underlying equity investment.

Equity investments - Fair values were determined using market prices where available, put option prices, book values, or cost, certain of which were discounted based upon management's estimate of net realizable value. Where market prices were not available or alternate valuation techniques were not practical, cost was determined to be the best estimate of fair value. Management's estimate of fair value takes into consideration the relative illiquidity and volatility, as well as the overall business constraints, in the emerging markets in which the Corporation invests.

Borrowings - Fair values were derived by determining the present value of estimated future cash flows using appropriate discount rates.

Estimated fair values of the Corporation's financial assets and liabilities and off-balance sheet financial instruments are summarized below (US$ millions). The Corporation's credit exposure is represented by the estimated fair values of its financial assets.

	June 30, 2002			June 30, 2001
	Carry amount	Fair value adjustments	Fair value	Fair value
Financial assets				
Due from banks, time deposits, securities and securities purchased under resale agreements	$ 16,924	$ -	$ 16,924	$ 14,581
Loans	8,033	263	8,296	8,517
Equity investments	2,701	398	3,099	3,204
Total loans and equity investments	10,734	661	11,395	11,721
Reserve against losses	(2,771)	-	(2,771)	(2,213)
Net loans and equity investments	7,963	661	8,624	9,508
Derivative assets:				
Liquid asset portfolio-related	164	-	164	501
Loans-related	42	-	42	110
Borrowings-related	821	-	821	505
Client risk management-related	50	-	50	27
Total derivative assets	1,077	-	1,077	1,143
Nonfinancial assets	1,775	-	1,775	1,750
Total assets	**$ 27,739**	**$ 661**	**$ 28,400**	**$ 26,982**
Financial liabilities				
Securities sold under repurchase agreements and payable for cash collateral received	$ 1,935	$ -	$ 1,935	$ 1,641
Market and IBRD borrowings outstanding	16,581	18	16,599	15,479
Derivative liabilities:				
Liquid asset portfolio-related	497	-	497	212
Loans-related	47	-	47	13
Borrowings-related	985	-	985	1,518
Client risk management-related	47	-	47	25
Total derivative liabilities	1,576	-	1,576	1,768
Nonfinancial liabilities	1,343	-	1,343	1,209
Total liabilities	**$ 21,435**	**$ 18**	**$ 21,453**	**$ 20,097**

	June 30, 2002 Carrying amount	June 30, 2002 Fair value adjustments	June 30, 2002 Fair value	June 30, 2001 Fair value
Off-balance sheet financial instruments				
Loan commitments	$ 2,598	$ 7	$ 2,605	$ 1,739
Guarantees				
Signed	794	-	794	589
Outstanding	223	-	223	78

NOTE N – CURRENCY POSITION

The Corporation conducts its operations for its loans, time deposits and securities and borrowings in multiple currencies. The Corporation's policy is to minimize the level of currency risk by closely matching the currency of its assets (other than equity investments and quasi-equity investments) and liabilities by using hedging instruments. The Corporation's equity investments in enterprises located in its developing member countries are typically made in the local currency of the country. As a matter of policy, the Corporation carries the currency risk of equity investments and quasi-equity investments and funds these investments from its capital and retained earnings.

The following table summarizes the Corporation's exposure in major currencies at June 30, 2002 and June 30, 2001 (US$ millions):

	June 30, 2002					
	US dollar	Euro	Japanese yen	Other currencies	Fair value adjustments	Total
Assets						
Cash and cash equivalents	$ 12,988	$ 2,176	$ 1,074	$ 123	$ -	$ 16,361
Securities purchased under resale agreements	563	-	-	-	-	563
Loans disbursed and outstanding	7,155	654	35	174	15	8,033
Equity investments disbursed and outstanding	-	-	-	2,702	(1)	2,701
Total investments	7,155	654	35	2,876	14	10,734
Reserve against losses	(2,584)	(157)	(8)	(22)	-	(2,771)
Net investments	4,571	497	27	2,854	14	7,963
Derivative assets	3,980	1,743	3,472	4,720	(12,838)	1,077
Receivables and other assets	1,429	126	72	148	-	1,775
Total assets	**$ 23,531**	**$ 4,542**	**$ 4,645**	**$ 7,845**	**$ (12,824)**	**$ 27,739**
Liabilities						
Securities sold under repurchase agreements and payable for cash collateral received	$ 1,826	$ 109	$ -	$ -	$ -	$ 1,935
Borrowings	7,293	1,610	3,142	4,644	(108)	16,581
Derivative liabilities	10,076	2,623	1,441	317	(12,881)	1,576
Payables and other liabilities	1,028	108	64	143	-	1,343
Total liabilities	**$ 20,223**	**$ 4,450**	**$ 4,647**	**$ 5,104**	**$ (12,989)**	**$ 21,435**

	June 30, 2001					
	US dollar	Euro	Japanese yen	Other currencies	Fair value adjustments	Total
Assets						
Cash and cash equivalents	$ 10,815	$ 1,993	$ 1,483	$ 292	$ -	$ 14,583
Loans disbursed and outstanding	7,390	552	38	171	19	8,170
Equity investments disbursed and outstanding	-	-	-	2,739	-	2,739
Total investments	7,390	552	38	2,910	19	10,909
Reserve against losses	(2,062)	(127)	(5)	(19)	-	(2,213)
Net investments	5,328	425	33	2,891	19	8,696
Derivative assets	5,269	1,999	2,180	4,567	(12,872)	1,143
Receivables and other assets	1,398	138	53	161	-	1,750
Total assets	**$ 22,810**	**$ 4,555**	**$ 3,749**	**$ 7,911**	**$ (12,853)**	**$ 26,172**
Liabilities						
Securities sold under repurchase agreements and payable for cash collateral received	$ 1,641	$ -	$ -	$ -	$ -	$ 1,641
Borrowings	6,396	2,023	2,189	4,582	267	15,457
Derivative liabilities	10,685	2,402	1,513	404	(13,236)	1,768
Payables and other liabilities	886	121	49	153	-	1,209
Total liabilities	**$ 19,608**	**$ 4,546**	**$ 3,751**	**$ 5,139**	**$ (12,969)**	**$ 20,075**

NOTE O - SEGMENT REPORTING

For management purposes, the Corporation's business comprises two segments: client services and treasury services. The client services segment consists primarily of lending and equity investment activities. The treasury services segment consists of the borrowing, liquid asset management, asset and liability management, and client risk management activities.

The assessment of segment performance by senior management includes net income for each segment, return on assets, and return on capital employed. The Corporation's management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment head counts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.

The accounting policies of the Corporation's segments are, in all material respects, consistent with those described in note A, Summary of Significant Accounting and Related Policies.

An analysis of the Corporation's major components of income and expense by business segment for the years ended June 30, 2002, 2001, and 2000 is given below (US$ millions):

	2002			2001			2000		
	Client services	Treasury services	Total	Client services	Treasury services	Total	Client services	Treasury services	Total
Interest income	$ 562	$ 478	$ 1,040	$ 715	$ 790	$ 1,505	$ 694	$ 634	$ 1,328
Charges on borrowings	(151)	(287)	(438)	(403)	(558)	(961)	(375)	(437)	(812)
Net gains and losses on trading activities	-	31	31	-	87	87	-	(38)	(38)
Income from equity investments	428	-	428	222	-	222	262	-	262
Provision for losses	(657)	-	(657)	(402)	-	(402)	(215)	-	(215)
Service fees	40	-	40	41	-	41	49	-	49
Administrative expenses	(321)	(6)	(327)	(299)	(5)	(304)	(260)	(5)	(265)
Other noninterest income and expense	44	-	44	53	-	53	71	-	71
Unrealized gains and losses on financial instruments	(18)	72	54	12	92	104	-	-	-
Net income (loss)	**$ (73)**	**$ 288**	**$ 215**	**$ (61)**	**$ 406**	**$ 345**	**$ 226**	**$ 154**	**$ 380**

During the year ended June 30, 2002, the Corporation changed its method of allocating certain costs among business units within the Corporation. Segment disclosures for the years ended June 30, 2001 and June 30, 2000 have been restated to be consistent with the new allocation method. Geographical segment data in respect of client services are disclosed in note C, and are not relevant in respect of treasury services.

NOTE P - PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP), and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of the Corporation and of MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, the Corporation, and MIGA based upon their employees' respective participation in the plans. In addition, the Corporation and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

Net income from the SRP allocated to the Corporation for the year ended June 30, 2002 was $36 million ($50 million - year ended June 30, 2001; $47 million - year ended June 30, 2000). The portion of the cost for the RSBP and the PEBP attributable to the Corporation for the fiscal year ended June 30, 2002 was $5 million ($3 million - year ended June 30, 2001; $2 million - year ended June 30, 2000).

In addition, at June 30, 2002, $286 million was receivable by the Corporation from IBRD ($250 million - June 30, 2001), representing the accumulated excess of its contributions to pension and other postretirement benefit assets over its allocated net periodic pension and other postretirement benefit cost.

NOTE Q - SERVICE AND SUPPORT PAYMENTS

The Corporation obtains certain administrative and overhead services from IBRD in those areas where common services can be efficiently provided by IBRD. This includes shared costs of the Boards of Governors and Directors, and other services such as communications, internal auditing, administrative support, supplies, and insurance. Payments for these services are made by the Corporation to IBRD based on negotiated fees, chargebacks, and allocated charges, where chargeback is not feasible. Expenses allocated to the Corporation for the year ended June 30, 2002, were $19 million ($19 million - year ended June 30, 2001; $16 million - year ended June 30, 2000).

NOTE R - REORGANIZATION COSTS

On March 8, 2002 the Corporation adopted a Strategic Directions Paper articulating its strategic priorities, being: frontier markets; high impact sectors; and support for small to medium enterprises. To achieve these strategic priorities, in late March the Corporation began a major internal reorganization planning exercise designed to sharpen the focus on the needs of the Corporation's clients, strengthen developmental impact, increase the volume of high quality assets, and provide counter cyclical support in countries affected by volatility in capital flows. Details and particulars of the reorganization plan were finalized and announced during the quarter ended June 30, 2002. The plan involves staff reductions, field office closings and reorganizations, and a headquarters reorganization which the Corporation estimates will commence and conclude during the year ending June 30, 2003.

The Corporation has accrued $13 million associated with the reorganization, included in administrative expenses in the income statement for the year ended June 30, 2002. The accrual primarily represents costs associated with termination benefits (including outplacement consulting, job search assistance, training, medical insurance plan contributions, severance payments, and related tax allowances) for 115 staff identified for separation as of June 30, 2002. An additional amount, less than $1 million, is associated with various field office closures and reorganizations.

NOTE S - TRUST FUNDS

The Corporation uses the services of IBRD to administer funds on behalf of donors which are restricted for specific uses, including technical assistance, feasibility studies and project preparation, global and regional programs, and research and training programs. These funds are placed in trust and are not included in the Corporation's assets. The responsibilities of the Corporation are to arrange for services generally not otherwise provided by it, including full project implementation and procurement of goods and services. The distribution of Trust Fund assets by executing agent is as follows (US$ millions):

	June 30, 2002		June 30, 2001	
	Total fiduciary	Number of active funds	Total fiduciary	Number of active funds
Executed by the Corporation	$ 131	568	$ 99	474
Executed by the recipient	-	3	5	4
Total	$ 131	571	$ 104	478

NOTE T - CONTINGENCIES

In the normal course of its business, the Corporation is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. In March 2002 the Corporation, two of its staff members, and certain other parties were named as defendants in a lawsuit in Indonesia involving a local company in which the Corporation has a minority equity stake. The lawsuit was withdrawn in July 2002.

SUSTAINABILITY REVIEW

FC'S ECONOMIC, ENVIRONMENTAL, AND SOCIAL IMPACT

IFC'S MISSION *is to promote sustainable private sector investment in developing countries, helping to reduce poverty and improve people's lives.*

STRATEGY

IFC's strategic priorities focus on frontier markets, on high-impact sectors such as domestic financial markets and infrastructure, and on support for small and medium enterprises and sustainable development. Sustainability is a key strategic priority and provides an increasingly important vehicle for IFC to add value to our clients in the private sector and complement member countries' development efforts. IFC's ability to help firms manage environmental, social, and governance risks and opportunities differentiates IFC from other lenders. The Corporation's expertise in these areas, in particular, enables it to take on and add value to large, complex projects that others may avoid.

BACKGROUND

This review is the first of its kind prepared for public release by IFC. Some information appearing in this report has no comparable information for previous periods. Modifications of management reporting systems underway will allow for more efficient collation of data, and this may be reflected in future reporting. Unless otherwise noted, annual data refer to our July-June fiscal year (for example, FY02 began on July 1, 2001, and ended on June 30, 2002). All currency data are provided in U.S. dollars throughout, unless otherwise specified.

This report focuses primarily on IFC's core business impacts or those related to investment and advisory activities. IFC staff appreciate the advice of staff from the Coalition for Environmentally Responsible Economies (CERES) in preparing this review. Where applicable, we have referred to the Global Reporting Initiative's June 2000 Sustainability Reporting Guidelines. Neither CERES nor GRI has verified the contents of this report, nor do they take a position on the reliability of information reported herein. For further information about CERES, please visit *www.ceres.org*. For further information about GRI, please visit *www.globalreporting.org*.

IFC PROFILE

The International Finance Corporation is an international organization established in 1956 to further economic growth in its developing member countries by promoting sustainable private sector investment. IFC is a member of the World Bank Group, which also includes the International Bank for Reconstruction and Development (IBRD, or the World Bank), the International Development Association (IDA), and the Multilateral Investment Guarantee Agency (MIGA). IFC is a legal entity separate and distinct from the World Bank, IDA, and MIGA, with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in IFC is open only to member countries of the World Bank. As of June 30, 2002, IFC's entire share capital was held by 175 member countries.

IFC invests on a commercial basis but, as a public entity, does so where markets are not fully developed, complementing and catalyzing funding from private financial markets rather than competing with them.

IFC's principal products are loans, equity and quasi-equity investments, guarantees, and risk management products. IFC is the largest multilateral source of loan and equity financing for the private sector in emerging economies. We also mobilize significant resources through loan participations and securities offerings. In addition, we provide advisory services and technical assistance for our clients. Unlike most multilateral development institutions, IFC does not accept host government guarantees. IFC raises virtually all of the funds for its lending activities through the issuance of debt obligations in international capital markets. Equity investments are funded from net worth.

The World Bank Group is increasingly focused on supporting sustainable private sector development. As its private sector arm, IFC has an important role to play in the development of an environment that enables private sector development in concert with the efforts of IBRD, IDA, and MIGA. Instruments to leverage expertise across the World Bank Group include strategic cooperation at the corporate level, at the country and sector level, and through joint Bank-IFC organizational structures in the Global Product Groups (small and medium enterprises, advisory services, communications and information technology, and oil, gas, and mining).

SUSTAINABILITY REVIEW

IFC AND SUSTAINABILITY

A corporate priority

Private sector investment is at the core of IFC's activities. Private investments generally contribute to development through the productive use of capital. This is a basic tenet of economic growth and poverty reduction. As part of its sustainable development initiative, IFC also seeks to enhance the value created by promoting greater positive economic, environmental, social, or corporate governance results.

IFC has made sustainability a corporate priority because of fundamental changes taking place that are affecting our clients, our countries, and IFC. The world is evolving, and public response to that evolution is altering the landscape for business. Public understanding of environmental, social, and governance issues is growing, driven by press reports, activism, and ever-easier communications. Consumers, investors, lenders, and others are concerned about global climate change, about local environmental issues, about business-community relations, about corruption, and about globalization and free trade. This new awareness is driving changes in consumer behavior, in investment, and for policy or regulatory action. All signs point to continued pressure for change.

Logical evolution of role

The effort to improve economic, governance, environmental, and social performance is a logical evolution of IFC's role, not a departure from its core business. It builds on IFC's experience in strengthening the long-term financial and economic viability of its investments and requiring compliance with environmental and social standards. As a long-term investor, IFC has always been concerned about the financial sustainability of its projects. IFC has found that a project's commercial viability also provides a good indicator of whether it will show a good development outcome.

An increasingly important role for IFC is to provide know-how, especially to domestic firms in emerging markets, for a full range of technical and business-related needs. In many instances, our knowledge and experience can be critical in helping raise the productivity of the investment and in helping those projects meet international standards.

IFC's value-adding advice to firms is frequently bundled with investments. IFC also delivers stand-alone advisory services, mainly to small and medium enterprises. Most stand-alone IFC advisory assistance is provided through donor-cofunded vehicles such as IFC's project development facilities or the Private Enterprise Partnership for the former Soviet Union, or, if external short-term experts are needed, through IFC-administered trust funds.

In FY02 IFC provided technical assistance and advisory

SUSTAINABLE DEVELOPMENT: IFC'S ROLE AND ADDED VALUE

Sustainability Factor	Minimum Standards	High Impact
Financial	IFC reviews and helps reshape potential investments to minimize risks of failure.	IFC helps project partners innovate and add new elements to their business and improve corporate governance.
Economic	IFC ensures that it does not support projects that rely on economic distortions.	IFC helps member countries put in place key elements for private sector–led growth, such as institutions and infrastructure.
Environmental and Social	IFC ensures that projects meet safeguard guidelines; it does not support projects that rely on environmental or social distortions.	IFC supports dissemination and implementation of recognized best practice, such as eco-efficiency and community relations.

services through hundreds of ongoing assignments on a wide range of topics. As of June 2002, IFC provided ongoing corporate oversight through its seats on the board of directors of 279 companies in which it holds equity.

As a development institution, with activities funded partially through capital from shareholder governments, IFC has always sought to achieve not only profit but also broader economic development. Our mandate distinguishes us from purely commercial financial institutions. Our projects therefore have to demonstrate a positive economic impact and not rely on economic distortions for success.

Since the early 1990s, IFC has been systematically considering environmental and social issues in its projects, requiring compliance with its safeguard policies or an acceptable action plan to ensure future compliance.

The business case for sustainability

IFC's clients are directly affected by changing public concerns about long-term sustainability. The continuous rewriting of the environmental, social, and corporate governance landscape has opened the door to new risks and opportunities. "Business as usual" is no longer an option. In fact, a growing body of evidence holds that, in many situations, improved environmental, social, and governance performance provides financial benefits. This is the business case for sustainability.

The business case is at the heart of IFC's new approach to sustainability. We believe that the pursuit of self-interest by firms is an important complement to regulatory approaches for making progress on global sustainability. A new role for IFC is helping clients become aware of opportunities to gain from sustainability, in addition to helping them figure out how to meet our minimum standards.

The business case is not a one-size-fits-all proposition. Improved sustainability performance can provide a variety of business benefits, such as increased revenues, cost savings, risk reduction, access to capital, or brand value and other intangibles. Although the business case might not be visible for all firms so far, two conclusions can be clearly drawn from the evidence:

- There are real risks, either downside risks or opportunity cost risks, in assuming that the business case does not apply to a firm.
- Every day, something changes to make the business case applicable in new places, in new ways, and to more firms.

To date, most of the firms that have responded to the new competitive environment are from more developed economies. Developing-country firms risk being left behind in this new area, missing opportunities, and finding themselves at a competitive disadvantage in an increasingly global market.

IFC's efforts seek to address this imbalance. With our global reach and capacity to transfer best practice, IFC is well positioned to help our clients see the risks and opportunities. We can also help make the case to the broader community that the private sector can contribute to a better environment and healthier societies and that more regulation is not the only solution for achieving environmental and social goals.

IFC has created a business case database that already contains over 400 specific examples showing how firms have benefited financially from improved environmental, social, or corporate governance performance. More than half the examples so far are from emerging markets, and about a quarter are from IFC investments. The database seeks to aggregate this company-specific data so that it becomes possible to see both industry- and circumstance-specific evidence; have relevant comparators, potential models, or ideas for specific firms; and see the overall mass of evidence on the business case and show that it is more than a few anecdotes. Emerging lessons include the following:

- Many firms across several sectors, including many IFC clients, are already gaining a competitive advantage from a focus on sustainability.
- The business case can work in emerging markets, including in frontier countries.
- Sustainability can work in both new and existing projects.

A subset of emerging-market cases forms the basis of a report called *Developing Value: The Business Case for Sustainability in Emerging Markets* (*www.sustainability.com/developing-value*). It was published in July 2002 in collaboration with SustainAbility, a U.K.-based strategy consultancy, and the Ethos Institute of Brazil. Some of the project examples have already been published in IFC's Lessons of Experience series (volume 8): *The Environmental and Social Challenges of Private Sector Projects*.

The business case database is a key tool for incorporating sustainability into IFC operations. The database illustrates where and how the pursuit of sustainable activities can create financial value, based on real examples of firms rather than on abstract principles. Together with the sustainability framework described elsewhere in this report, and other sustainability resources, the database forms part of an online sustainability toolkit designed to assist IFC investment teams in helping clients identify potential opportunities to add value and improve their bottom line.

ECONOMIC IMPACT

The private sector and poverty reduction

The private sector investment supported by IFC is a crucial part of the World Bank Group's poverty-reduction activities in developing countries. Long-term economic growth is an essential condition for poverty reduction. In the process of growth, private enterprises play a unique role. Private enterprise is by far the largest source of employment, investment, and economic growth and a significant source of tax revenues for developing countries. In addition to these tangible contributions, private enterprise is an important source of less tangible but critically important factors such as openness to ideas and transparency, innovation, opportunity, and empowerment.

More information and data relating to private enterprises and development can be found in the IFC publication *Paths Out of Poverty: The Role of Private Enterprise in Developing Countries* at *http://www.ifc.org/publications*.

The need for IFC investment

Limited access to equity or long-term debt financing in emerging markets can deter private sector firms from initiating long-term capital-intensive projects or lead to financial risk for firms that rely on short-term capital for such investments.

IFC plays an important role in promoting private sector–driven growth in emerging markets, providing long-term capital to private sector firms where it is otherwise not available, and reducing the aggregate volatility of capital flows to these firms. Net private capital flows to emerging markets, especially net private-to-private debt flows, peaked in 1997. The continued decline in private flows to these markets is reducing financing alternatives. The underlying fundamentals suggest that, in the medium term, these flows may not return to their peak levels. Flows to emerging markets are also expected to remain volatile for the foreseeable future.

By maintaining and strengthening profitability, IFC signals to private firms that there are good business prospects in emerging markets.

IFC's country-level impact

IFC provides a wide range of advisory services to governments to improve the investment climate for private sector projects. Especially in countries at the frontier of private sector development, the growth of IFC's investments will depend on improvements in the business environment.

Financial market assignments include development of securities markets. The public sector work of the Private Sector Advisory Services, jointly managed by IFC and the World Bank, includes advice on attracting foreign investment, developing competition policy, and structuring privatization deals. Another jointly managed unit, the Small and Medium Enterprise Department, focuses on the legal and regulatory environment for the companies it supports.

IFC's transfer of knowledge and experience to domestic corporations makes an important contribution to efforts to improve the investment climate for member countries. Working in partnership with domestic corporations has always been a key part of IFC's approach to supporting private sector development. In many countries IFC is the only source of long-term capital for domestic firms. We not only invest directly in partnership with domestic companies but also help them mobilize long-term financing for profitable projects. Increasingly, IFC provides advice and know-how on a range of critical issues. In its advisory role, IFC helps expand the reach, quality, and competitiveness of the domestic private sector through the transfer of knowledge and experience.

To the extent that IFC models effective project structures in relatively risky environments and changes investor perceptions of risk and returns, IFC's involvement in a project encourages investments in other projects in the same market.

IFC determines how best to support the private sector development efforts of developing member countries through specific World Bank Group Country Assistance Strategies (CAS). IFC works closely with the World Bank on some of these strategies, and the Bank's overall policy dialogue with countries provides the essential framework for IFC's efforts. In the CAS, IFC prioritizes investment and advisory goals in response to the specific needs of the country involved.

In Korea, for example, IFC resumed operations after the 1997 financial crisis, having been absent for almost 10 years. IFC addressed financial sector fallout by investing over $900 million in 27 projects from 1998 to 2000. We began withdrawing from the market once access to capital from other sources increased.

In Mozambique, IFC continues to promote rapid, broad-based private sector–led growth by supporting a wide range of projects. These include large investments in the Mozal aluminum smelter as well as investments in banking and small tourism and agribusiness companies.

IFC's positive impact at the project level

More than the financial bottom line

IFC has always defined a successful investment as one with sustainable financial as well as economic impact, that is, a profitable project not dependent on market distortions. IFC's concern has been both its projects' financial bottom line and the positive effects on the domestic economy, including measurable and intangible economic benefits.

Findings of IFC's Operations Evaluation Group

Each year, the Operations Evaluation Group (OEG) evaluates mature IFC investment operations, analyzing the performance of randomly selected projects and describing the patterns that emerge from that analysis. The review draws implications from past performance and makes recommendations to management and the Board for improving IFC's results in pursuit of its strategy.

The most recent annual review was based on the independently validated evaluations of 171 randomly selected IFC investments approved during 1993–1995 and evaluated in 1998–2000. It found that 42 percent of IFC projects achieved both good development impacts and investment results—so-called "win-win" outcomes. Taken separately, a higher proportion (61 percent) achieved good development impacts than those achieving a satisfactory IFC profitability standard (49 percent). Eighty-one percent of projects reviewed had a positive impact on living standards, while most made substantial contributions to private sector development, the environment, or overall economic growth. The review found that investments in those projects that are now part of the Corporation's strategic priorities yielded better financial results and development impacts than investments in nonpriority sectors. It also found that IFC projects have performed better in countries that have improved their investment climates over the past decade.

The development impacts of IFC's projects are evaluated on multiple attributes for their contribution to a country's economic development (see figure). Significant findings include statistics on living standards, private sector development, environmental impact, growth of the economy, and business success:



Development Outcome
Success Rates
100
80
60
40
20
0
61%
81%
73%
66%
60%
45%
Development Outcome
Living Standards
Private Sector Development
Environmental Impacts
Growth of the Economy
Project Business Success

Living standards: IFC's projects generated net benefits for society over and above the returns earned by the projects' owners and financiers. OEG estimated that for the 95 real sector projects for which a calculation was possible, their total net returns of $2.2 billion accrued in equal shares to project financiers, on the one hand, and to taxpayers, customers, suppliers, and employees, on the other.

Private sector development: IFC projects made a broad range of contributions to private sector development, including demonstration effects, links to upstream and downstream businesses, technology introduction, quality of governance, and contribution to capital market development. At the same time, OEG's studies of its operations in some countries have identified a number of critical impediments, common to many emerging market economies, which have stifled private sector investment and entrepreneurship.

Environmental impact: Environmental, social, and health and safety effects were rated satisfactory or excellent in two-thirds of the projects evaluated by OEG. The incidences of observed material and unmitigated environmental damage were limited to the 4 percent of the projects that were rated unsatisfactory. These were concentrated in high-risk countries.

Growth of the economy: Economic growth provides the resources necessary for development and expands the range of choices and services to societies and individuals. Sixty percent of all evaluated projects yielded satisfactory or better quantified benefits to the economy. Real sector projects are judged satisfactory or better on their contribution to economic growth if their economic rate of return is 10 percent or greater.

Project business success: This indicator reflects the extent to which a real sector project's after-tax financial rate of return exceeded the company's weighted average cost of capital, or a financial sector project met expected contributions to an intermediary's profitability, financial condition, and development objectives. Forty-five percent of projects were rated as satisfactory or better. This reflects the rigor of the benchmark, the commercial and country risks encountered, and the high cost of capital to IFC's investee companies.

For more information and reporting updates, visit OEG's Web site at *http://www.ifc.org/oeg.*

Strategic focus on multiplier effects

Certain sectors and types of projects can provide extremely large contributions to economic development, where multiplier effects in addition to the economically productive use of capital are significant. In its strategic focus, IFC seeks to emphasize those sectors, which include domestic financial markets, infrastructure, information and communications technology, and social sectors. Sixty-two percent of FY02 commitments, including syndications, were in these sectors.

Economic high-impact framework

As part of the sustainability initiative and new departmental performance incentives, IFC has recently developed an economic high-impact framework, which aims to better assess and articulate project impact.

This framework is still centered on positive economic contributions but is adapted to the broader sustainability approach, making it easier to compile information and report credibly. It seeks to capture multiplier and spillover effects that benefit the economy but are hard to quantify or are not captured by the project, and parallels our new approach to environmental, social, and governance impacts.

There are three broad categories in the framework:

- significant contributions to economic development (for both financial and real sector projects)
- significant contributions to regulatory and investment climate
- significant direct contributions to poverty reduction

The sections of this review on sustainability reporting and tracking have more information.

Corporate governance

The quality of corporate governance has become widely recognized as an important issue in developing countries. Weak governance discourages external investors in specific companies, reduces capital flows to developing economies in general, and can obscure information on whether capital is being used productively. Improvement of corporate governance practices and support for firms that follow good practices contribute to development.

Corporate governance goes farther than adhering to the legal framework for protection of shareholders. Efficient and effective management and the sustainability of the enterprise brought about by good practices are just as important as the access to lower-priced capital afforded by increased investor confidence.

There is a growing appreciation that corporate governance matters to all types of corporations. Poor practices limit the access to capital for private as well as for public companies. More and more corporate leaders are beginning to realize that improved governance not only lowers the cost of capital but also improves company performance, regardless of whether attracting outside capital is an immediate concern.

IFC has placed increasing emphasis on improved corporate governance. It is one of the eight high-impact categories in the sustainability framework. IFC's Corporate Governance Group promotes good practices, trains IFC-nominated directors on boards of IFC investee companies, and advises government policy makers on improved governance frameworks.

ENVIRONMENTAL AND SOCIAL IMPACT

Historical perspective

IFC's emphasis on environmental and social impact and its commitment to quantitative and qualitative review of its performance did not develop overnight. Over more than a decade, IFC has dramatically increased its due diligence and internal capacity to assess the environmental and social impacts of its projects. IFC began conducting environmental reviews of projects and appointed its first environmental advisor in 1989. Today, our services and experience in these areas offer clients value beyond the financing they receive. IFC's incorporation of environmental and social safeguards and mitigation of the adverse impacts of the projects it finances have established benchmarks for good practice among its clients, in the developing countries where it works and among other international financial institutions.

Safeguard policies and guidelines

IFC has developed safeguard policies, modeled closely on those of the World Bank, and guidelines for environmental and social issues that project sponsors should adhere to during project preparation and implementation. During the appraisal process, IFC identifies which of these policies are applicable to a project. If IFC invests, the project's performance is monitored against these policies and standards. Compliance with IFC policies is the expected standard, in addition to compliance with applicable local, national, and international laws. IFC's policies and guidelines typically demand higher standards than legal compliance. IFC's policies and guidelines are derived from our 46 years of extensive experience in developing projects around the world, giving project sponsors a powerful tool for improving project sustainability. These policies are summarized in the accompanying table.

ISSUE	POLICY
Environmental assessment	All proposed IFC-financed projects require an environmental assessment to ensure that they are environmentally and socially sound. Various instruments are used, depending on project complexity. They include an environmental impact assessment, an environmental audit, a hazard or risk assessment, an environmental action plan, or a social report such as a resettlement plan. All IFC projects must be categorized as A, B, C, or FI. Definitions of each of these categories are given in the environmental and social review procedure. IFC's information disclosure policy sets forth the minimum requirements for public consultation and disclosure for projects.
Natural habitats	IFC promotes and supports natural habitat conservation and improved land use and the protection, maintenance, and rehabilitation of natural habitats and their functions. IFC does not support projects that involve significant conversion or degradation of critical natural habitats.
Pest management	IFC supports the use of biological or environmental control methods rather than the use of pesticides where there is a need for pest management. Where pesticides are required, this policy sets forth the criteria for their use.
Forestry	IFC involvement in the forestry sector aims to reduce deforestation, enhance the environmental contribution of forested areas, promote afforestation, reduce poverty, and encourage economic development. IFC does not finance commercial logging operations or the purchase of logging equipment for use in primary tropical moist forests.
Safety of dams	In projects where dams are to be constructed or where IFC projects are dependent on existing dams, including tailings dams, the owner of a dam has full responsibility for the safety of the dam. IFC requires that dams be designed and constructed by experienced and competent professionals. For large dams (over 15 meters high) and dams between 10 and 15 meters that present special design complexities, IFC requires reviews by a panel of independent experts, preparation of detailed plans, and periodic safety inspections. (Forthcoming policy will address mine tailings dams and dams containing material such as ash from power plants, as well as storage dams.)

KEY MILESTONES in developing IFC expertise in environmental and social issues

- **1989:** IFC appoints first environmental advisor
- **1993:** IFC-specific environmental policy and procedure adopted
- **1994:** IFC policy on disclosure of information adopted
- **1997:** Environmental investment unit established
- **1998:** Disclosure and environmental and social policies and procedures significantly strengthened
- **1998:** Publication of IFC public consultation good practice manual
- **1999:** Compliance Advisor/Ombudsman office established
- **1999:** IFC appoints first liaison to NGO community
- **2000:** Environmental and social staff reaches 50 professionals
- **2001:** IFC community development guide published
- **2001:** Sustainability initiative launched
- **2002:** IFC handbook for preparing a resettlement action plan published
- **2002:** CAO Office reviews effectiveness of IFC's environmental and social safeguard policies
- **2002:** IFC launches three environmental and social development facilities

SUMMARY OF IFC ENVIRONMENTAL AND SOCIAL SAFEGUARD POLICIES

ISSUE	POLICY
Projects on international waterways	This policy sets forth required agreements and notifications regarding projects that are situated on international waterways.
Forced labor and harmful child labor	IFC will not support projects that use forced labor and harmful child labor. "Forced labor" consists of all work or service not voluntarily performed that is exacted from an individual under threat of force or penalty. "Harmful child labor" consists of the employment of children that is economically exploitative or is likely to be hazardous to, or to interfere with, the child's education or to be harmful to the child's health or to its physical, mental, spiritual, moral, or social development.
Indigenous peoples	IFC projects must comply with World Bank–related policy in a private sector context. Indigenous people are identified by qualified social development specialists and normally have the following characteristics: close attachment to ancestral territories and natural resources; self-identification and identification by others as members of a distinct cultural group; an indigenous language, often different from the national language; primarily subsistence-oriented production; and the presence of customary social and political institutions. The policy requires the preparation of an indigenous people's action plan.
Safeguarding cultural property	IFC normally declines to finance projects that will significantly damage nonreplicable cultural property, consistent with World Bank policy on cultural property, in a private sector context. "Cultural property" includes sites having archaeological (prehistoric), paleontological, historical, religious, and unique natural values (such as burial grounds, temples, churches, mosques, monuments, shrines, and artifacts). "Cultural property" also encompasses unique natural environmental features such as canyons and waterfalls.
Involuntary resettlement	The objective of the resettlement policy is to ensure that the population displaced by a project receives benefits from it. This policy applies wherever land, housing, or other resources are taken involuntarily from people. Involuntary resettlement should be avoided or minimized where feasible, exploring all viable alternative project designs. The policy sets out the objectives to be met and procedures to be followed for carrying out baseline studies, impact analyses, and mitigation plans when affected people must move or lose part or all of their livelihoods. It also provides an outline for a resettlement plan.

Guidance materials

Doing better business through effective public consultation and disclosure: A good practice manual. A publication providing practical guidance for IFC clients and the private sector in planning and carrying out public consultation activities. The manual offers advice on managing the expectations of local communities, tailoring consultation to a private sector context, and encouraging consultation between companies and their local stakeholders throughout a project's life cycle. (1998)

Investing in people: Sustaining communities through improved business practice—A community development resource guide for companies. A publication geared toward IFC private sector clients that serves as a resource guide in establishing effective community development programs. The guide also includes three in-depth case studies that demonstrate different ways of doing community development innovatively and effectively, and not just as an "add on" to doing business. (2000)

Handbook for preparing a resettlement action plan. A good practice guide to designing and implementing resettlement action plans for IFC clients and private sector companies. Based on the collective resettlement experience of IFC staff in applying the World Bank Group's policy on involuntary resettlement to IFC investments, the handbook takes the reader step by step through the resettlement planning process and includes practical tools such as implementation checklists, sample surveys, and monitoring frameworks. (2002)

IFC good practice note: Addressing child labor in the workplace and supply chain. A unique private sector perspective on the topic of harmful child labor. This good practice note seeks to share corporate learning and experiences by providing companies with a range of basic, good practice approaches that businesses have successfully applied in managing risks associated with child labor in their own workplaces and those of their vendors and suppliers. (2002)

IFC good practice note: HIV/AIDS in the workplace. An introduction to the issue of HIV/AIDS in a business context. This publication looks at the impact of the epidemic on the private sector, assesses the costs to companies, and provides a menu of program options—from awareness raising and policy development to prevention, care, and treatment programs—for businesses interested in implementing HIV/AIDS initiatives to support their employees and their communities. (Forthcoming)

Pollution prevention and abatement handbook. A handbook developed jointly by the World Bank and IFC. It includes revised environmental guidelines for 41 sectors and industries. (1998)

Copies of IFC policies and guidelines can be accessed via the IFC Web site at *http://www.ifc.org/enviro*.

Environmental and social review

IFC's Environmental and Social Review Procedure guides IFC staff in the application of the policy and guideline framework to environmental and social analysis of IFC projects. The procedure, adopted in 1998, contains important developments in IFC's approach to financial intermediary investments, local public consultation and disclosure requirements, and the improved integration of social analysis into the environmental assessment process. These requirements are fully integrated into IFC's business processes and project cycle.

IFC management continues to support building significant environmental and social capacity within the Corporation. IFC believes that environmental and social issues are both important, that they are mutually supportive, and that they benefit from joint management oversight. A direct reporting line continues from the director of the Environment and Social Development Department to the executive vice president of IFC. This reporting framework ensures independence from operational line management, as does a single clearance function. IFC has developed and implemented a high-quality system for project management that ensures that specialists have access to the appropriate tools to make informed decisions and to promote consistency in project processing over time.

An internal audit program, which is part of our Quality Project Management (see next section), regularly reviews the performance of both the system and the individual project managers. IFC also applies a risk rating to apportion supervision resources to the areas of highest priority. IFC works closely with its clients to ensure compliance with safeguard policies and pollution standards. This is done through a number of management tools, including:

- management and action plans (for example, environmental management, resettlement, or corrective action)
- clauses in project investment agreements applicable to environmental and social conditions that commit IFC clients to comply with IFC safeguard policies and guidelines and, where appropriate, to follow a specific action program to ensure compliance
- environmental and social performance of projects as part of IFC's overall portfolio performance

The office of the Compliance Advisor/Ombudsman establishes a solution-oriented accountability mechanism to IFC's and MIGA's management, member countries, and civil society, particularly with respect to environmental and social performance. More information on this CAO mechanism can be found later in this report.

Quality Project Management

An internal environmental and social development management system for IFC was implemented in March 2000 for direct investments and in January 2001 for investments in financial institutions. The Quality Project Management (QPM) system in IFC's Environment and Social Development Department covers appraisal and supervision of projects, promotes consistency and best practice through a mix of guidance and formal requirements, encourages use of lessons of experience on the premise that good supervision starts when projects are being considered, encourages discussion and agreement on performance requirements, and helps develop consistent annual monitoring reports.

As part of QPM, the Environmental and Social Risk Rating (ESRR) system was introduced in March 2000 for all projects classified as category A or B and in July 2001 for financial intermediary projects.

The ESRR is a simple, dynamic ranking tool for defining supervision priorities. It takes into account risk factors, compliance factors, and management and reporting factors. Based on the questions related to each factor, the project is scored good, average, watch, or substandard. Substandard categorization may result from a number of factors, and projects that fall into this category are judged in the context of the investment situation. For example, projects may have yet to establish reporting requirements or have a relatively low impact. The ESRR allows IFC to take into account a complex web of factors in determining which projects should be identified for special attention in the supervision phase. It provides a more sophisticated approach than monitoring projects for simple guideline compliance.

As of June 2002, IFC has scored 79 percent of all companies in which it had investments, and 72 percent of scored companies were rated average or good. Substandard projects amounted to 3 percent of scored projects in June 2002. IFC environment and social staff prioritize supervision needs taking into account ESSR ratings.

Environmental training for financial institutions

Since November 1997, with the support of the Japanese Comprehensive Technical Assistance Trust Fund, IFC has complemented its environmental review processes with the Competitive Environmental Advantage workshop series, a program focused on training senior managers to implement in-house environmental management systems that will enhance the operational performance of financial institutions. The workshops have been delivered to over 300 top managers and staff of financial institutions from 45 nations.

The workshops, which are currently held on a quarterly basis, assist financial managers with three tasks:

- assessing the strategic rationale for environmental and social management
- performing cost-effective environmental and social risk management of investments
- implementing value-adding environmental and social management techniques throughout their institutions

IFC's partners in the delivery of this workshop series include regional, multilateral, and bilateral partners.



ENVIRONMENTAL AND SOCIAL RISK RATINGS
June 2002
500
400
300
200
100
0
Number of Companies
Good
Average
Watch
Sub-standard
Score

Sustainability framework

As part of its sustainability initiative, IFC has a new role to play in helping clients become more aware of opportunities for *adding value* or *doing good*, in addition to helping them figure out how to meet our baseline of "do no harm" minimum environmental and social requirements. IFC and many of its clients already contribute to the provision of certain *public goods*. These may not necessarily be recognized or given adequate credit, in part because they are more difficult to identify and articulate. IFC has therefore developed, through internal and targeted external consultation, a sustainability framework to define more precisely what "doing good" means from an environmental, social, or governance perspective. This framework does not change our minimum standards, and there is no policy requirement for any IFC project to meet a higher standard.

"Doing good" stemming from environmental, social, and governance elements can occur in a number of different areas. The IFC sustainability framework organized these elements into eight broad categories:

- environmental management, social development commitment, and capacity
- corporate governance
- accountability and transparency
- process eco-efficiency and environmental footprint
- environmental performance of the product or service
- local economic growth and partnerships
- community development
- health, safety, and welfare of the labor force

SUSTAINABILITY FRAMEWORK

PERFORMANCE LEVEL	DEVELOPMENTAL BENEFITS
LEVEL 1: Complies with IFC and national minimum standards	• The economic activity conducted by the project or company is in accordance with accepted national and international (IFC) standards for mitigating potential environmental or social harm stemming from the activity.
LEVEL 2: Added environmental, social, or corporate governance value	• Handling of environmental and social issues materially exceeds minimum standards. • The project or company thereby creates local or global benefits in terms of reduced waste, emissions, or use of natural resources of its economic activity or helps spread the benefits accruing from its economic activity to the local community or to groups that often fail to benefit from such activity. • Corporate governance practices are good enough to affect positively the views of investors.
LEVEL 3: High performance	• Handling of environmental and social issues materially exceeds IFC's minimum standards. • Formalization of practices or other steps enable good practices on environmental, social, and corporate governance issues to leverage change broadly within a region, a sector, or a supply chain. • Economic activity beyond the firm is influenced in the direction of improved resource intensity and inclusion of new beneficiaries. • Corporate governance attributes of the project are sufficiently advanced so that a demonstration effect is possible.
LEVEL 4: Leadership	• The company is actively engaged on many fronts in the dissemination of best practice. • Economic activity well beyond the firm is influenced in the direction of improved resource intensity and inclusion of new beneficiaries. • The firm is seen as a global corporate governance leader, with wide influence.

Beneficial high impact in each of these areas is more than a simple yes-or-no issue. Each of the factors has been differentiated into four performance levels as shown in the accompanying table.

The framework does not present a one-size-fits-all approach. The ability to influence environmental, social, and governance dimensions of a project will depend on the specific circumstances of that project. In some frontier markets, meeting IFC minimum standards may be all that can realistically be achieved; to attempt more could be inappropriate or counterproductive.

Both IFC's sustainability framework and the economic high-impact framework were developed as tools to provide an objective, comparable, and credible basis for assessing the added-value contributions of IFC projects to long-term sustainable development.

At the corporate level, the sustainability framework will help provide perspective on the aggregate contribution of IFC projects to long-term sustainable development. Within the context of required sustainability competencies for investment staff and new departmental performance incentives, the framework offers guidance for teams on what added value or beneficial high impact might look like. It will allow due credit to be given to those who make sustainable outcomes a priority.

To help support staff, the business case database, high-impact frameworks, and other resources have been included in an on-line toolkit, part of ongoing investment staff training. In-house advice is available from technical, environmental, and social specialists, our corporate governance program, and the SME Department, especially for the SME linkage program, described under the section on IFC's approach to key sustainability issues.

Tracking and reporting high impacts

IFC has spent the past year developing a process for identifying, assessing, and tracking new commitments that have beneficial high impact in one or more dimensions. The underlying principle is that many of the projects in which IFC invests go well beyond our minimum standards. Capturing these corporate governance, economic, environmental, and social impacts provides a better understanding of the comprehensive developmental impact of IFC and the projects it supports.

In a pilot program, we are continuing to refine the two high-impact frameworks to help familiarize investment staff with opportunities to enhance projects beyond our minimum standards. Further modifications of management reporting systems are underway that will allow for more efficient collation of project data.

As part of the pilot process, we have reviewed FY02 commitments in the context of the high-impact economic and sustainability frameworks. The review included only first commitments to a project and did not consider financings for restructuring. Eighty-eight projects (47 percent) have been identified as having high impact in at least one dimension. Of the FY02 commitments, 35 projects (19 percent) have high impact in at least one environmental, social, or corporate governance dimension, and 60 projects (32 percent) have high impact in at least one economic dimension. Thus, some projects have demonstrated high impacts in more than one dimension.

We will further refine our process for reporting on these transactions in our continuing commitment to sustainability as a means of adding value to our client companies beyond that created through our capital investments. A sample of some of the projects with high impacts committed in FY02 follows for illustration.

EXAMPLES OF PROJECTS WITH POSITIVE HIGH IMPACTS

POSITIVE HIGH-IMPACT AREA	COMPANY NAME, COUNTRY	DESCRIPTION OF IMPACT
Economic	**Rambutya Ltd. Liability Partnership** Kazakhstan	Expansion of one of the country's largest retail networks is expected to provide significant economic return. Benefits will include one-stop shopping and provision of low-cost, high-quality food and other products. Project is also expected to raise overall standards of retailing. Ramstore is working closely with domestic suppliers to source approximately 85 percent of its products from local market.
Economic	**Celtel DROC** Democratic Republic of Congo	Construction and operation of mobile cellular network are expected to provide significant economic return. Benefits include expanded access to communication technology.
Economic	**Micro Enterprise Bank of Kosovo** F.R. Yugoslavia	Project provides stimulus for business reconstruction and employment generation and introduces commercially oriented microfinance techniques to Kosovo. Successful, professionally managed, reputable bank in a postconflict environment is expected to contribute to restored public confidence in banking system and lead to replication of commercially oriented microfinance institutions. Estimated 90 percent of Kosovo's money supply is held outside banking system, and project will contribute to mobilizing savings.
Economic	**China One Financial Ltd.** China	This is first major sale of distressed assets in China, where financial system is burdened with heavy load of nonperforming loans (NPL). Success of landmark auction would set precedent for future sales and provide momentum to development of NPL market.
Corporate governance and social	**Construtora Norberto Odebrecht** Brazil, with subproject in Angola	Project will foster sound corporate governance practices, including more independent directors and establishment of key board committees. Also supports international standards of corporate governance, in particular investor protection, for affiliates accessing public markets. Further, C.N. Odebrecht will establish community development program in Angola focusing on HIV/AIDS.
Environmental	**Combustibles Ecológicos Mexicanos, S.A. de C.V. (Ecomex)** Mexico	Through dispensing compressed natural gas (CNG) and converting vehicles from gasoline to CNG, the project is expected to provide significant environmental and health benefits by reducing air pollution in Mexico City.
Environmental and social	**Teteks A.D.Tetovo** FYR Macedonia	Project involves modernization of production facilities that will enable Teteks to decrease waste and increase efficiency. Investment in its energy plant will reduce air and soil pollution and energy costs. Through its Corporate Citizenship Initiative (CCI), Teteks will provide micro- and small loans to laid-off workers to help them start small businesses, thereby creating new job opportunities and fostering entrepreneurship. Technical assistance for CCI is supported with trust funds from Norway.

MEASURING GREENHOUSE GAS IMPACT

In line with its commitment to transparency in its operations, IFC prepares an environmental impact assessment or an environmental review summary (both disclosed at the World Bank Infoshop) for every project in which it considers investing. Included in that disclosure is a description of potential air emissions and how they will be addressed to ensure compliance with applicable host country laws and regulations and with World Bank and IFC requirements. If a project under consideration is likely to produce more than 100,000 tons of carbon dioxide equivalents per year, IFC estimates the greenhouse gas emissions in its appraisal of the project. IFC is working toward reporting annually on the GHG emissions of all its investments in major GHG-intensive activities.

The vast majority of projects in which IFC invested in FY 2002 had GHG emissions substantially less than 100,000 tons of carbon dioxide equivalents per year. In any case, IFC works with project sponsors to explore opportunities to reduce such emissions if there is potential to reduce them significantly by modifying the project design. For example, IFC has made an investment in the modernization of three electricity distribution companies in Moldova. When completed in 2005, the project is expected to reduce GHG emissions by 30,000 tons of carbon dioxide per year.

IFC approach to key sustainability issues

A number of sustainability issues have the potential to affect the development impact of IFC investment activities and advisory work across departments. These issues include biodiversity, climate change, revenue management and distribution, supply and distribution chain linkages with small and medium enterprises, and HIV/AIDS.

Biodiversity and IFC

Global biodiversity is represented at three broad levels: through the number and variety of animal and plant species; through genetic variability within species; and through the range and quality of ecosystems and other habitats. Private sector business activities can result in the loss of biodiversity, but they can also benefit biodiversity, for example, by sustainable cultivation and harvesting, as well as by capitalizing on biodiversity opportunities, as in ecotourism.

IFC's safeguard policy framework defines its commitment to do no harm with regard to biodiversity preservation. Rather than placing certain zones out of bounds for IFC projects,the Corporation relies on a combination of in-house technical skills, available data, and commissioned work to determine potential impacts and appropriate mitigation measures in all cases. Pursuant to its "do good" approach, IFC promotes businesses where biodiversity conservation is a core component of the investment and encourages wider uptake and replication of these approaches throughout the private sector. IFC already leverages support from the Global Environment Facility to finance the incremental costs of additional global biodiversity benefits and, as part of its sustainability initiative, is developing a more proactive approach to pursuing biodiversity benefits systematically through its mainstream business.

Greenhouse gases: Climate change and IFC

IFC has several roles to play in reducing the greenhouse gas intensity of private sector economic activity in our developing member countries. On a project level, our operational policy requires that environmental assessments for each project consider global environmental aspects, including climate change.

On the sector level, we are continuing to look for ways to improve efficiencies and reduce emissions, whether in hydrocarbon, mining, or power investments. We have been pursuing investments to reduce energy losses in power transmission and distribution systems and will continue to look for cost-effective renewable energy solutions, especially off-grid options. IFC will invest in cleaner coal projects in support of access to low-cost energy production in developing countries, provided that these projects demonstrate best practice in addressing environmental and social issues, in parallel with the World Bank's work on policy reform.

On a market development level, IFC will continue to pursue new and existing projects that could generate GHG emission reduction credits; establish relationships with potential buyers of these credits; and support related private sector investment funds when the market is ready. With the help of concessional funding, such as that from the Global Environment Facility, we are already supporting the adoption of technologies that reduce GHG emissions, especially in renewable energy and energy efficiency.

Revenue distribution and management in IFC projects

Revenue distribution and management pertain to the allocation, among the central, regional, and local levels of government, of project-related transfers paid by the private sector to government and the subsequent use of such transfers to support development. This important development issue has the potential for significant operational and reputational risks for investors.

Revenue distribution and management are not factors in all IFC projects, not even in all our extractive industry projects. They can become problematic in high-impact projects, where the project transfers are substantial in relation to the nation's fiscal income, especially in countries characterized by poor governance and weak institutions.

When dealing with high-impact projects, IFC will systematically assess the risks that a government could misuse the large payments or that intended benefits might not reach local communities. If IFC determines that a high-impact project has governance issues, it may proceed with one or more of the following options:

- engage with the World Bank or the IMF to seek coordination of work programs that address public sector issues beyond IFC's mandate
- consider other mitigation measures, including the sponsor's community development programs, if any
- consider identifying additional partners or providing capacity-building assistance to help prepare the sponsor for involvement in any of the mitigation measures

In any event, IFC would encourage sponsors to follow good practice as appropriate in transparency, disclosure, capacity building, and tracking.

Support for small and medium enterprises

Small and medium enterprises *are* the private sector in many countries, and their development is a priority to host governments, which see them as a base of social support for economic reforms and for the building of management skills. IFC's assistance to the SME sector is increasingly focused on working through and with local financial intermediaries to provide access to financing for smaller companies; creating new local financial intermediaries such as microfinance institutions, venture capital funds, and leasing companies; providing funding from the SME Capacity Building Facility to strengthen global best practice institutions; and making technical assistance and advisory support available through project development facilities. These facilities assist SMEs by developing local service providers, preparing project feasibility studies, accessing financing, and obtaining a broad range of management and technical assistance, including postfinancing.This approach has replaced that of direct financing, which in IFC's experience has proven an expensive and ineffective way to reach smaller companies. IFC is continuing to explore other means to support SMEs.

Small and medium enterprise linkage program

The World Bank Group is promoting SME linkage programs as a way in which large-scale investment can benefit both the investor and the local businesses, many of which are small and medium enterprises.

The SME Department and IFC's Private Enterprise Partnership are taking the lead within the Bank Group to develop a linkage program that incorporates short-to-medium-term technical assistance for capacity building within individual enterprises, development of viable local financial and nonfinancial intermediaries to support SMEs, and broader business environment initiatives related to small businesses and community development, including support for market diversification.

The program's initial focus is on high-impact projects in the extractive industries (often situated in remote and underdeveloped poor locations and historically structured as economic enclaves), subsequently expanding into high-impact projects in areas such as infrastructure and agribusiness.

Existing linkage projects include the Chad-Cameroon pipeline, the Mozal aluminum smelter in Mozambique, and the Yanacocha gold mine in Peru.

IFC and HIV/AIDS

Worldwide, 40 million people are living with HIV/AIDS; nearly 28 million of them are in Africa, and the disease is advancing rapidly in other regions.

The private sector is not immune: HIV/AIDS is directly affecting business. The disease leads to increased medical, recruitment, and training costs and reduced revenues and profits because of lower productivity due to increased absenteeism and labor turnover. Moreover, the crisis affects markets, savings, investments, and the broader communities.

Many in the private sector, however, including most of IFC's clients, are still not meaningfully involved in counteracting HIV/AIDS. IFC has an important role to play in helping its clients confront the issue. IFC's efforts are embodied within IFC Against AIDS, an initiative that focuses on:

- creating awareness through ongoing appraisal missions and supervision as well as through the forthcoming *IFC's Good Practice Note: HIV/AIDS in the Workplace*
- providing guidance and menus of options to develop constructive workplace policies and effective action plans based on specific companies' needs

SUPPORTING SUSTAINABILITY REPORTING IN DEVELOPING COUNTRIES

This year IFC helped establish a process to develop a model for project reporting that conforms to the Global Reporting Initiative's sustainability guidelines. The pilot program, funded by IFC's Technical Assistance Trust Funds program, focuses on IFC client companies from Europe. IFC hopes to gather information on the benefits and barriers to sustainability reporting in developing countries and to foster a stakeholder engagement model for reporting that reinforces IFC's strong commitment to developing community-business partnerships.

IFC is collaborating closely with the GRI and the Department of Environmental Science and Policy at the Central European University (CEU) in Budapest. Participating companies have begun mainstreaming sustainability as a principal business objective. Representatives attended a workshop in Budapest to formulate their strategy and action plan for producing their first sustainability report. Fresh & Co of Yugoslavia, Viktor Lenac Shipyard of Croatia, and Turkish steel producer Borcelik are actively implementing their strategy, while others are participating in an exchange of ideas through the CEU Web site. The progress will be assessed at a workshop later this year, and the first sustainability report is expected in spring 2003. One pilot company has also agreed to have its report verified, and CSR network (U.K.) has been engaged to undertake this assignment.

IFC will also explore ways to expand the pilot program to other geographic regions. IFC recently established the Corporate Citizenship Facility, which will consider supporting future pilot projects. This facility is expected to provide guidance and models for IFC clients that want to explore sustainability reporting.

New markets and opportunities

A new role for IFC is helping clients become aware of opportunities to gain from sustainability beyond what they have to do as part of meeting our minimum standards. Along these lines, IFC is actively seeking ways to accelerate market acceptance of technologies, products, and operating practices that benefit the environment. We are acting as a catalyst to identify, develop, and structure innovative projects with environmental benefits and to mainstream those investments within the private sector and IFC. We also aim to integrate active consideration of environmental opportunities into each stage of our project-processing cycle, thereby improving the sustainability of resource use in all IFC investments.

Specifically, IFC is looking for high-quality, private sector projects that offer environmental benefits. Some projects, in sectors such as water supply and wastewater management, solid waste management, and pollution abatement, provide products or services that address environmental problems directly. Other projects, in areas such as energy efficiency, renewable energy, sustainable agriculture, and sustainable tourism, offer alternative ways of providing goods and services that involve less environmental impact.

Projects providing environmental products or services need to meet the same requirements as other IFC projects. They must be in the private sector, be technically sound, have a good prospect of being profitable, and benefit the local economy. IFC seeks investment opportunities involving:

- biodiversity
- climate change, including the purchase of reductions of greenhouse gas emissions (carbon finance)
- eco-efficiency, including cleaner production and pollution prevention
- emerging technologies such as fuel cells and electric vehicles
- energy efficiency
- environmental investment funds
- environmental service payments
- pollution abatement
- renewable energy
- solid waste management
- sustainable agriculture and forestry
- sustainable tourism
- water supply and wastewater treatment

In supporting projects with environmental benefits, IFC turns first to its own investment resources. Where appropriate, limited concessional funding may be available from the Global Environment Facility and other sources. The GEF supports projects that contribute to global environmental objectives like conservation of biodiversity and mitigation of climate change. In addition, IFC is interested in supporting projects that address local environmental issues such as clean water supply, solid waste management, pollution abatement services, and sustainable use of resources.

IFC is also actively seeking projects that can reduce GHG

emissions under the Kyoto Protocol. A key initiative in this effort is the IFC-Netherlands Carbon Facility, under which IFC will purchase GHG emission reductions for the benefit of the government of the Netherlands.

New environmental and social development facilities

IFC has established three new facilities specifically to support increased environmental and social sustainability. The facilities, approved by IFC's Board of Directors in June 2002, address three core areas of IFC's work:

- mainstream project-related work (Corporate Citizenship Facility)
- capacity building in financial markets (Sustainable Financial Markets Facility)
- environmental projects and project components (Environmental Opportunities Facility)

Each facility builds on the existing expertise and track record of IFC, particularly the Environment and Social Development Department. While these facilities clearly support IFC's increased commitment to sustainability, the concept for each of them grew directly out of IFC's experience over the past decade.

Corporate Citizenship Facility

This facility allows IFC to work with its project sponsors and other businesses in emerging markets to demonstrate the benefits of a progressive approach to corporate citizenship while delivering more public goods. It supports the development of good practice in areas such as community development, environmental stewardship, and labor standards and ensures the widespread dissemination of findings. It provides knowledge and resources to influence change and enhance benefits for industry and civil society, where this function lies outside the sphere or capacity of any individual project sponsor. The benefits of a proactive approach to corporate citizenship in developed economies are increasingly recognized; however, there remains a real opportunity for businesses in emerging markets to capitalize on evolving opportunities and to reduce risks associated with environmental and social performance. The facility enables IFC to address these issues more strategically, to the broader benefit of its client countries. The total estimated funding requirement for an operating period of five years is $15 million, shared by IFC and other donors.

Sustainable Financial Markets Facility

This facility focuses on environmentally and socially responsible lending and investment through IFC's financial intermediaries and in the financial sector generally in emerging markets. It aims to increase the sustainable development impact of IFC's intermediated financing, enhance the competitiveness of the local financial services industry through better risk management and new products and services, and promote more environmentally and socially responsible investment. The facility's programs include professional training and technical assistance in areas such as environmental risk management, environmental finance, and socially responsible investment. Through this facility, IFC can address strategic needs by, for example, providing a platform for finance-specific codes of best practice and voluntary reporting and certification schemes and by building local capacity for necessary infrastructure such as consulting, investment research, and eco-rating services. The total estimated funding requirement for an operating period of five years is $15 million, shared by IFC and other donors.

Environmental Opportunities Facility

This facility provides catalytic project development funding and flexible investment financing for innovative projects that address local environmental issues. Such projects generally produce goods or services that reduce pollution or improve the use of scarce resources such as water and energy. The facility aims to overcome the barriers to these investments and move projects toward commercial viability. In this way, it gives IFC the ability to "push the market" toward adopting new business models and technologies that address the most immediate environmental problems of those living in developing countries, especially the poor. The total estimated funding requirement for an operating period of five years is $25 million, shared by IFC and other donors.

TRACKING IFC'S DISCLOSURE

	COMPLIANCE*	NO. OF PROJECTS
Category A Projects	100%	6
Category B Projects	100%	97
Category C and FI Projects	99.7%	106

*Indicates the percentage of summaries of project information and relevant environmental documents that were released in compliance with disclosure policy.

Category A projects have the potential to produce significant adverse environmental impacts. Category B projects have fewer potential damaging impacts, such as those that are site-specific and are likely to be reversible. Category C projects are likely to have minimal or no adverse environmental impacts, and environmental documents are not required. Category FI projects relate to investments through a financial intermediary. If the projects financed by the intermediary may have adverse environmental impacts, the sponsor is required to undertake an environmental review of each project.

TRANSPARENCY AND ACCOUNTABILITY

IFC disclosure policy and tracking

IFC recognizes and endorses the fundamental importance of accountability and transparency in the development process. Accordingly, it is the Corporation's policy to be open about its activities; to welcome input from affected communities, interested members of the public, and business partners; and to seek out opportunities to explain its work to the widest possible audience. As an organization entrusted with promoting the economically, environmentally, and socially sustainable development of the private sector of its member countries, the Corporation's approach to information about its activities embodies a presumption in favor of disclosure where disclosure would not materially harm the business and competitive interests of clients.

IFC categorizes projects by their impact or type (see note on table for further information on categories). Under its disclosure policy, IFC releases a summary of project information (and environmental review summaries for category B projects) 30 days prior to review of projects by the Board of Directors. Environmental impact assessments for category A projects must be released 60 days in advance of Board review. This policy was substantially strengthened in 1995 and 1998 to increase the transparency of the Corporation's activities. Improvements included requiring local release and translation into local languages of category B environmental review summaries. Local release and translation are also provided for category A projects. Documents in English can be found at *http://www.ifc.org/projects*.

A summary of this reporting is provided in the accompanying table.

In rare instances an internal waiver is granted to allow the public release of information less than 30 days prior to Board review of a project. This occurred once during FY02 in order to facilitate Board consideration of two complementary projects, for which information had already been released on one of the projects. Under normal circumstances, waivers are not granted, and Board meetings are rescheduled if adequate public notice is not provided in advance of project review.

IFC's disclosure policy and links to detailed information on our projects can be found at *http://www.ifc.org/policies*. For further information contact:

World Bank InfoShop
701 18th Street, N.W.
Washington D.C. 20433
http://www.worldbank.org/infoshop

IFC Corporate Relations
2121 Pennsylvania Avenue N.W.
Washington, D.C. 20433
Telephone: +1.202.473.3800
Email: webmaster@ifc.org

OMBUDSMAN COMPLAINTS

Received during FY02

Complaints	**12**
Closed	4
Rejected after assessment	2
Multiparty mediation	1
Other	5

THE ROLE OF COMPLIANCE ADVISOR/OMBUDSMAN

The Compliance Advisor/Ombudsman is the independent accountability mechanism for IFC and MIGA. It reports directly to the president of the World Bank Group. Its mandate is to assist people affected by projects by addressing complaints in a fair, objective, and constructive manner and to enhance the social and environmental impact of IFC and MIGA projects.The CAO carries out its function in three ways: by serving as ombudsman in response to concerns from outside the organization, by advising on broader environmental and social issues, and by auditing compliance with environmental and social safeguard policies.

CAO report

The Office of the Compliance Advisor/Ombudsman received 12 complaints during its second full year of operations. It completed its audit procedure and guidelines and provided extensive advisory activity. As the profile and potential of the ombudsman model became more apparent this year, other international financial institutions and bilateral agencies have sought advice from the CAO office or have adopted its approach for their own governance and accountability systems.

The ombudsman function continues to create the greatest innovation. The CAO's experience demonstrates the potential for incorporating dispute resolution design and implementation techniques, such as mediation and negotiation, into complex investments in emerging markets. The complainants this year included individuals, community groups, labor unions, and local nongovernmental organizations, some supported by international advocacy groups. The projects that have been subjects of complaints are at all stages of investment—from projects under consideration to those already in the portfolio. In some cases, the CAO has been able to resolve complaints before approval by the Board of Directors, although most relate to mature investments. The majority of projects that are subject to complaints are those classified internally as having significant, sensitive, diverse, or unprecedented impact (category A projects), but others include financial intermediaries and other types of projects.

After managing an independent commission to investigate a mercury spill at Minera Yanacocha, in the province of Cajamarca, Peru, the CAO received two complaints related to the activities and impacts of the mine. Following a situation assessment in July 2001, the CAO recommended mediated dialogue to all parties. Since September 2001, the CAO has been working with the communities, local NGOs, local mayors and civic leaders, the central government, local businesses, and others, as well as the mine, in such a dialogue. The company and the community work through issues, try to reach common understanding, and jointly solve problems.

In its compliance role, the CAO this year completed guidelines on audits that it will conduct and guidelines for reviews that it will take on in its advisory role.

In its advisory role, the CAO this year is undertaking an independent review of the implementation and impact of the safeguard policies adopted by IFC's Board of Directors in 1998. This review, which was requested by IFC, has set a new model for transparent and participatory review processes in IFC. It has engaged sponsors and other stakeholders around the world in examining their experience of working with IFC's environmental and social policies. The final report is scheduled for release by December 2002.

To maintain its independence and integrity, the CAO consults annually with a reference group made up of individuals from the private sector, civil society, sister agencies, and the internal constituencies of the World Bank Group. The CAO will be externally reviewed after its third year of operations, in FY03. This important exercise will assess whether the CAO can improve its procedures and learn from its first three years of innovative approaches to accountability.

IFC COMMUNITY OUTREACH PROGRAMS IN WASHINGTON, DC

PROGRAM	DESCRIPTION
A Chance to Work™	An outreach program was established in 1997 to give homeless people in Washington, D.C., a chance to work in the Legal Department's records center and now in other departments. In addition to tutoring and mentoring dozens of men and women, the program has provided full-time, on-the-job training by employing workers and working with other businesses to promote similar employment. The program is being extended to Egypt and possibly other countries.
IFC Cultural Outreach	Cultural programs in the IFC auditorium, initially required for planning consent, have been expanded beyond the initial requirements, and publicity for events has been increased to a community association and elsewhere. The program includes international performers from IFC's countries of operation. Approximately 20 events are planned for 2002.

IFC FOOTPRINT

As the concept of sustainability gains wider acceptance, many banks and other financial institutions are looking for new ways of reporting their impact beyond the financial bottom line. Core business impacts, or those relating to investment activities, are especially important. Many banks are also looking at the institutional impact of their businesses, helping to determine their strengths and weaknesses in facilities management, staff resources, and community relations, for example. Such reporting helps foster policies that can reduce risks and enhance the reputation among prospective and existing employees and the communities in which these organizations operate.

Given the high priority placed on sustainability in IFC operations, this year we considered our institutional footprint more carefully. This footprint, which comprises environmental, health and safety, and social impacts, includes management of buildings, employees, and procurement, as well as interaction with IFC's immediate local communities (such as those in Washington, D.C.). We asked an external consulting firm to work with us to define the key areas of our institutional footprint and carry out a review of our performance.

The review will help IFC management assess energy and paper consumption, procurement policies, community outreach, and personnel policies. For example, the review showed that the IFC headquarters building is one of the most energy-efficient on the eastern seaboard of the United States. It also found that work-related travel represents a significant portion of our environmental impact. Given the international nature of IFC's business, the finding is not unusual, but it offers a new opportunity to asses travel habits of staff. The review found that IFC has two high-profile programs serving people in the community, but recommended a better coordinated outreach program.

The review found that IFC's footprint achievements are not visible to internal or external stakeholders because of lack of public disclosure. IFC is therefore not gaining full value and recognition, internally or externally, from existing programs and initiatives. IFC management will be reviewing the findings and recommendations to determine priorities for improvement.

INVESTMENT PORTFOLIO

STATEMENT OF CUMULATIVE GROSS COMMITMENTS

at June 30, 2002

Country, region, or other area	Number of enterprises	Cumulative commitments[1] (US$ thousands) IFC	Syndi-cations	Total
Afghanistan	1	322	0	322
Albania	6	47,930	0	47,930
Algeria	7	21,962	5,381	27,343
Angola	2	2,110	0	2110
Argentina	161	2,647,912	2,424,086	5,071,998
Armenia	1	3,567	0	3,567
Australia	4	975	0	975
Azerbaijan	11	132,595	100,000	232,595
Bangladesh	21	139,637	60,584	200,221
Barbados	3	8,625	0	8,625
Belarus	1	2,250	0	2,250
Belize	3	21,500	11,000	32,500
Benin	8	2,267	0	2,267
Bolivia	19	221,482	46,000	267,482
Bosnia and Herzegovina	20	80,670	7,366	88,036
Botswana	5	7,663	0	7,663
Brazil	143	3,303,787	2,463,747	5,767,534
Bulgaria	14	163,961	21,397	185,358
Burkina Faso	6	2,560	0	2,560
Burundi	3	6,650	0	6,650
Cambodia	1	490	0	490
Cameroon	24	273,230	460,100	733,330
Cape Verde	4	3,769	0	3,769
Chad	1	13,900	13,900	27,800
Chile	37	800,261	463,733	1,263,994
China	54	767,870	522,421	1,290,291
Colombia	58	783,208	343,193	1,126,401
Congo, Democratic Republic of	9	56,249	0	56,249
Congo, Republic of	6	115,168	25,000	140,168
Costa Rica	13	138,581	99,709	238,290
Côte d'Ivoire	44	246,881	73,916	320,797
Croatia	10	173,196	84,592	257,788
Cyprus	6	19,307	597	19,904
Czech Republic	16	381,897	241,466	623,363
Dominica	1	701	0	701
Dominican Republic	15	194,999	76,100	271,099
Ecuador	15	117,860	24,236	142,096
Egypt	45	671,538	506,927	1,178,465
El Salvador	10	108,820	113,500	222,320
Eritrea	1	940	0	940
Estonia	12	132,939	10,190	143,129
Ethiopia	4	21,848	1719	23,567
Fiji	7	26,663	2,500	29,163
Finland	4	1,233	1,915	3,148
Gabon	5	115,249	110,000	225,249
Gambia, The	8	6,365	0	6,365
Georgia	8	67,621	0	67,621
Ghana	40	259,585	272,000	531,585
Greece	7	26,006	41,107	67,113
Grenada	2	8,000	0	8,000
Guatemala	12	163,375	98,000	261,375
Guinea	9	31,681	0	31,681
Guinea-Bissau	4	7,168	0	7,168
Guyana	4	4,911	0	4,911
Haiti	2	1,900	0	1,900
Honduras	7	63,332	79,401	142,733
Hungary	27	312,531	71,420	383,951
India	147	1,965,468	475,007	2,440,475
Indonesia	75	1,064,014	1,175,871	2,239,885
Iran	7	34,343	8,193	42,536
Israel	1	10,500	0	10,500
Italy	1	960	0	960
Jamaica	15	137,907	79,709	217,616
Jordan	25	212,878	70,250	283,128
Kazakhstan	16	227,360	117,917	345,277
Kenya	61	289,901	59,200	349,101
Korea, Republic of	47	651,344	195,738	847,082
Kyrgyz Republic	6	45,550	0	45,550
Lao People's Democractic Republic	4	3,247	0	3,247
Latvia	5	73,987	35,000	108,987
Lebanon	24	305,879	230,430	536,309
Lesotho	2	454	0	454
Liberia	3	12,703	0	12,703
Lithuania	7	80,649	9,925	90,574
Macedonia	11	86,737	25,000	111,737
Madagascar	11	47,601	0	47,601
Malawi	15	36,690	0	36,690
Malaysia	11	54,903	5,389	60,292
Maldives	2	7,250	0	7,250
Mali	18	89,401	40,000	129,401
Mauritania	10	41,717	9,558	51,275
Mauritius	10	38,423	98	38,521
Mexico	111	2,368,499	1,876,908	4,245,407
Moldova	6	58,427	25,000	83,427
Mongolia	2	2,150	0	2,150
Morocco	28	412,129	502,931	915,060
Mozambique	19	186,284	0	186,284
Namibia	4	15,134	0	15,134
Nepal	6	69,653	36,000	105,653
Nicaragua	8	24,643	929	25,572
Niger	1	2,267	0	2,267
Nigeria	49	374,467	99,017	473,484
Oman	3	28,863	57,000	85,863
Pacific Islands	1	3,000	0	3,000
Pakistan	85	1,028,567	557,134	1,585,701
Panama	10	220,100	138,000	358,100
Papua New Guinea	2	13,300	0	13,300
Paraguay	4	15,008	0	15,008
Peru	39	400,257	290,621	690,878
Philippines	74	1,079,478	695,879	1,775,357
Poland	41	360,918	118,088	479,006
Portugal	8	51,887	11,000	62,887
Romania	17	189,344	193,885	383,229

STATEMENT OF CUMULATIVE GROSS COMMITMENTS

at June 30, 2002

Country, region, or other area	Number of enterprises	Cumulative commitments[1] (US$ thousands) IFC	Syndi-cations	Total
Russian Federation	53	655,099	123,000	778,099
Rwanda	3	3,107	0	3,107
Saint Lucia	2	9,940	0	9,940
Samoa	4	1,074	0	1,074
Saudi Arabia	1	1,600	0	1,600
Senegal	20	92,907	11,782	104,689
Seychelles	6	29,519	2,500	32,019
Sierra Leone	4	29,186	0	29,186
Slovak Republic	5	113,866	0	113,866
Slovenia	11	226,653	54,026	280,679
Somalia	2	1,351	0	1,351
South Africa	37	238,119	15,000	253,119
Spain	5	19,048	1,685	20,733
Sri Lanka	23	111,243	23,672	134,915
Sudan	6	26,511	6,489	33,000
Swaziland	10	44,513	0	44,513
Syrian Arab Republic	3	27,563	0	27,563
Tajikistan	8	18,823	0	18,823
Tanzania United Republic of	38	90,017	13,386	103,403
Thailand	56	1,027,550	1,701,374	2,728,924
Togo	7	18,157	0	18,157
Trinidad and Tobago	10	140,759	235,000	375,759
Tunisia	19	87,366	2,324	89,690
Turkey	112	1,907,265	1,288,646	3,195,911
Uganda	38	78,022	1,588	79,610
Ukraine	5	27,481	0	27,481
Uruguay	11	95,931	20,000	115,931
Uzbekistan	14	57,464	16,250	73,714
Vanuatu	1	5,478	0	5,478
Venezuela, República Bolivariana de	35	695,870	703,791	1,399,661
Vietnam	19	208,787	203,375	412,162
Yemen, Republic of	7	38,352	1,099	39,451
Yugoslavia, Federal Republic of	11	201,399	56,615	258,014
Zambia	28	144,669	24,044	168,713
Zimbabwe	50	285,792	99,000	384,792

Country, region, or other area	Number of enterprises	Cumulative commitments[1] (US$ thousands) IFC	Syndi-cations	Total
Regional Investments				
Africa	17	228,587	1,940	230,527
Asia	11	378,265	0	378,265
Europe	27	289,235	25,000	314,235
Latin America	37	463,040	65,000	528,040
Other[2]	23	102,926	96,273	199,199
Worldwide Investments	23	421,695	133,000	554,695
Total:	**2,825**	**34,006,167**	**20,942,739**	**54,948,906**

1 Cumulative commitments are composed of disbursed and undisbursed balances. The undisbursed portion is revalued at current exchange rates, while the disbursed portion represents the cost of commitment at the time of disbursement. Excludes risk management and guarantee facilities.

2 Of this amount, $9.8 million represents investments made at a time when the authorities on Taiwan represented China in the International Finance Corporation. The balance represents investments in West Bank and Gaza.

SUB-SAHARAN AFRICA

at June 30, 2002

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[*] (US$ millions)		Investments held for IFC (US$ millions)		
			Total IFC	Total syndi-cations	Loans	Equity (at cost)	Total loans and equity
Angola							
Fabrica de Bleach Corasol Limitada	Chemicals	FY99	0.6	–	0.6	–	0.6
					0.6		0.6
Benin							
Bank of Africa Benin (BOAB)	Finance & Insurance	FY93, 94, 95	0.3	–	–	0.3	0.3
Equipbail S.A.	Finance & Insurance	FY95	0.5	–	–	0.1	0.1
Finadev Microfinance	Finance & Insurance	FY01	0.3	–	–	0.3	0.3
Union Béninoise d'Assurances-Vie	Finance & Insurance	FY96	0.1	–	–	0.1	0.1
Vision+SARL	Indus/Cons Products[1]	FY00	‡	–	‡	–	‡
						0.8	0.9
Botswana							
Abercrombie & Kent Botswana (Proprietary) Limited	Tourism[2]	FY92, 00	2.8	–	2.7	–	2.7
Africa Banking Corp Holdings Limited	Finance & Insurance	FY92, 02	3.0	–	–	4.1	4.1
					2.7	4.1	6.8
Burkina Faso							
Ecobank-Burkina	Finance & Insurance	FY98	0.3	–	–	0.3	0.3
Société Générale de Banques au Burkina	Finance & Insurance	FY98	0.4	–	–	0.4	0.4
						0.6	0.6
Burundi							
Florex Limited	Agriculture & Forestry	FY02	0.3	–	0.3	–	0.3
Vegetables and Flowers Export S.A.	Agriculture & Forestry	FY01	0.5	–	0.5	–	0.5
					0.8		0.8
Cameroon							
Banque International du Cameroun Pour L'Épargne et le Crédit	Finance & Insurance	FY92	0.7	–	–	0.7	0.7
Cameroon Oil Transportation Company	Oil, Gas and Mining	FY01	86.1	86.1	86.1	–	86.1
Complexe Avicole Mvog-Betsi	Agriculture & Forestry	FY96	0.3	–	0.3	–	0.3
Cotonnière Industrielle du Cameroun (CICAM)	Textiles, Apparel & Leather	FY86	6.5	–	4.1	–	4.1
FME-GAZ les Gaz Industriels du Cameroun	Chemicals	FY02	0.3	–	0.4	–	0.4
Horizon Bilingual Education Complex	Education Services	FY01	0.3	–	0.4	–	0.4
Nouvelle Tannerie du Cameroon	Textiles, Apparel & Leather	FY97	0.9	–	0.7	–	0.7
Pecten Cameroon Company	Oil, Gas and Mining	FY92, 96, 97, 98	95.0	241.8	24.0	–	24.0
Société Agro-Industrielle et Commerciale du Cameroun (SAICAM)	Agriculture & Forestry	FY00	0.4	–	0.3	–	0.3
Société Camerounaise de Mobiles	Information	FY02	8.2	–	8.5	–	8.5
Société de Production, de Collecte, de Transformation et de Conditionnement de Légumes	Agriculture & Forestry	FY94, 97	1.5	–	–	0.4	0.4
					124.7	1.1	125.8

SUB-SAHARAN AFRICA

at June 30, 2002

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[a] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Cape Verde							
Growela Cabo Verde, Limitada	Textiles[3]	FY94	1.0	–	0.1	–	0.1
Sociedade Unipessoal Moura Company Empresa de Transportes Public	Transportation[4]	FY02	0.5	–	0.5	–	0.5
					0.7		0.7
Chad							
Tchad Oil Transportation Company S.A. (TOTCO)	Oil, Gas and Mining	FY01	13.9	13.9	13.9	–	13.9
					13.9		13.9
Congo, Democratic Republic of							
Celtel Congo (RDC), S.p.r.l.	Information	FY02	7.0	–	7.0	–	7.0
Grands Hôtels du Zaïre, S.Z.A.R.L.	Tourism[2]	FY85	15.0	–	2.0	–	2.0
Société Textile de Kisangani, S.Z.A.R.L	Textiles[3]	FY85	8.9	–	5.1	–	5.1
					14.0		14.0
Congo, Republic of							
Congolaise des Bois Imprégnés, S.A.	Indus/Cons Products[1]	FY87	2.1	–	1.9	–	1.9
					1.9		1.9
Côte d'Ivoire							
Africaine De Bourse	Finance & Insurance	FY00	‡	–	–	‡	‡
Bank of Africa (Cote d'Ivoire)	Finance & Insurance	FY99	0.2	–	–	0.2	0.2
Banque Atlantique–Côte d'Ivoire	Finance & Insurance	FY94, 98, 99	9.6	3.6	4.0	–	4.0
Cinergy, SA	Utilities	FY99	40.5	30.3	35.2	–	35.2 0
Compagnie Ivoirienne de Production d'Électricité S.A.	Utilities	FY95	19.1	–	5.4	1.0	6.4
Drop Ivoire	Food & Beverages	FY99	1.2	–	1.1	–	1.1
Établissements R. Gonfreville, S.A.	Textiles[3]	FY77, 87	12.0	–	–	0.4	0.4
FTG–Filature et Tissage Gonfreville	Textiles[3]	FY96	–	–	0.2	–	0.2
Industrial Promotion Services (Côte d'Ivoire) S.A.	Funds[5]	FY88	0.8	–	–	0.8	0.8
Multi-Produits S.A.	Trade[6]	FY94, 97	0.8	–	0.1	0.4	0.5
Ocean Energy, Inc.	Oil, Gas and Mining	FY93, 95, 97, 98	48.7	–	–	48.7	48.7
Omnium Chimique et Cosmétique (COSMIVOIRE)	Food & Beverages	FY87, 94, 97	9.2	–	–	2.4	2.4
Pétro Ivoire S.A.	Utilities	FY96, 00	1.3	–	0.3	–	0.3
Société des Caoutchoucs de Grand-Bereby	Agriculture & Forestry	FY00	6.0	–	6.0	–	6.0
Société Hotelière de la Lagune	Tourism[2]	FY00	2.0	–	1.7	0.4	2.1
Société des Industries Alimentaires et Laitières (SIALIM)	Food & Beverages	FY88, 90	4.9	–	1.6	0.4	2.0
Société Medicale de Moyens et d'Equipements – SIMMEQ, S.A.	Health Care	FY01	1.1	–	1.3	–	1.3

at June 30, 2002

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments* (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Société Pour le Développement Industriel de la Région d'Odienné	Agriculture & Forestry	FY97	2.8	–	3.0	–	3.0
Texicodi S.A.	Textiles[3]	FY96	–	–	0.2	–	0.2
Tropical Rubber	Agriculture & Forestry	FY99	3.2	–	2.7	–	2.7
					62.8	54.8	117.6
Eritrea							
Tesinma Share Company	Indus/Cons Products[1]	FY98	0.6	–	0.4	0.2	0.6
					0.4	0.2	0.6
Gabon							
Vaalco Energy, Inc.	Oil, Gas and Mining	FY02	10.0	–	10.0	–	10.0
					10.0		10.0
Gambia, The							
Kerr Kande Farm Limited II	Agriculture & Forestry	FY98	0.2	–	0.2	–	0.2
Kombo Beach Hotel Limited	Tourism[2]	FY84, 90	2.8	–	4.8	‡	4.8
Lyefish Company Limited	Food & Beverages	FY95	0.4	–	0.4	–	0.4
Ndebaan Medi-Services Company Limited	Health Care	FY94	0.2	–	0.2	–	0.2
					5.5		5.5
Ghana							
Afariwaa Farms and Livestock Products Limited	Agriculture & Forestry	FY94	0.4	–	0.2	–	0.2
Antelope Company Limited	*Chemicals*	*FY97*	*0.3*	*–*	*0.3*	*–*	*0.3*
CAL Merchant Bank Limited	Finance & Insurance	FY90, 91, 93	8.9	–	–	0.9	0.9
Diamond Cement Ghana Limited	Minerals[7]	FY02	6.0	–	5.0	1.0	6.0
Enterprise Life Assurance Company Ltd. (ELAC)	Finance & Insurance	FY01	0.1	–	–	0.1	0.1
Ghana Aluminium Products Limited	Primary Metals	FY92	0.4	–	–	0.4	0.4
Ghana Leasing Company Limited	Finance & Insurance	FY93, 94	5.8	–	–	1.5	1.5
Ghana Printing and Packaging Industries Limited	Pulp & Paper	FY02	1.7	–	1.7	–	1.7
Ghanaian Australian Goldfields Limited	Oil, Gas and Mining	FY90, 92, 96, 97	27.2	18.5	10.3	2.5	12.8
Network Computer Systems (NCS)	Information	FY98	0.7	–	0.5	–	0.5
NIIT Computer Training School	Education Services	FY01	0.2	–	0.2	–	0.2
Pharmacare Industries Limited	Chemicals	FY00	0.4	–	0.3	–	0.3
Professional Technical Services Limited	Indus/Cons Products[1]	FY98	0.3	–	0.3	–	0.3
Shangri-la Hotel	Tourism[2]	FY95	0.4	–	0.9	–	0.9
Sikaman Savings and Loan Company Limited	Finance & Insurance	FY01	0.5	–	–	0.5	0.5
Tacks Farms Limited	Agriculture & Forestry	FY97	0.4	–	0.4	–	0.4
Wahome Steel Limited	Primary Metals	FY90, 93	5.2	–	0.2	–	0.2
					20.4	6.9	27.3

at June 30, 2002

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments* (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Guinea							
Agro Investment Company S.A.	Agriculture & Forestry	FY98	0.2	–	0.1	–	0.1
Société Aurifère de Guinée S.A.	Oil, Gas and Mining	FY88	8.3	–	‡	–	‡
Société Guinéenne d'Hôtellerie et d'Investissements	Tourism[2]	FY95, 99	4.5	–	2.8	0.6	3.4
					3.0	0.6	3.5
Guinea–Bissau							
Agribissau, S.A.R.L.	Agriculture & Forestry	FY95	0.8	–	0.2	–	0.2
Banco de Africa Occidental, S.A.R.L.	Finance & Insurance	FY00	0.3	–	–	0.3	0.3
					0.2	0.3	0.5
Kenya							
AAA Growers Limited	Agriculture & Forestry	FY00	0.5	–	0.5	–	0.5
AAR Health Services Limited	Health Care	FY98	0.5	–	–	0.5	0.5
Allpack Industries Limited	Pulp & Paper	FY92, 93	0.4	–	–	0.4	0.4
Anspar Beverages Limited and Anspar Distributors Limited	Food & Beverages	FY00	2.7	–	2.0	0.7	2.7
Bawan Roses Limited	Agriculture & Forestry	FY95	0.5	–	0.1	–	0.1
Ceres Estates Limited	Food & Beverages	FY97	0.9	–	0.9	–	0.9
Deras Limited	Textiles[3]	FY99	1.0	–	1.0	–	1.0
Development Bank of Kenya Limited	Finance & Insurance	FY80, 84, 98	12.4	–	4.2	1.3	5.5
Diamond Trust of Kenya Limited	Finance & Insurance	FY82	0.8	–	–	0.8	0.8
East Africa Reinsurance Company Limited	Finance & Insurance	FY94, 99	0.9	–	–	0.9	0.9
Equitea EPZ Company Ltd.	Food & Beverages	FY98	0.4	–	0.2	0.1	0.4
Frigoken Ltd.	Transportation[4]	FY90	0.1	–	–	0.1	0.1
Future Hotels Limited	Tourism[2]	FY93	0.5	–	0.1	–	0.1
Gapco Kenya	Trade[6]	FY02	15.0	–	15.0	–	15.0
Grain Bulk Handlers Limited	Transportation[4]	FY98	10.0	–	7.7	–	7.7
Industrial Promotion Services (Kenya) Limited	Funds[5]	FY82, 01	1.2	–	–	1.2	1.2
International Hotels (Kenya) Limited	Tourism[2]	FY95	6.0	–	4.3	–	4.3
K-Rep Bank Limited	Finance & Insurance	FY97, 99	1.4	–	–	1.4	1.4
Kenya Cuttings Limited	Agriculture & Forestry	FY02	4.6	–	4.6	–	4.6
Landmark Hotel Limited	Tourism[2]	FY96	0.5	–	0.3	–	0.3
Leather Industries of Kenya Limited	Textiles[3]	FY84, 92	1.9	–	–	0.6	0.6
Lesiolo Grain Handlers Limited	Transportation[4]	FY01	2.5	–	2.5	–	2.5
Locland Limited	Agriculture & Forestry	FY98	0.6	–	0.4	–	0.4
Mabati Rolling Mills Limited	Indus/Cons Products[1]	FY00	11.5	–	11.0	–	11.0
The Magadi Soda Company Limited	Chemicals	FY96	9.0	–	1.8	–	1.8
Magana Flowers (K) Limited	Agriculture & Forestry	FY00	1.1	–	1.3	–	1.3
Makini School Limited	Education Services	FY97	0.5	–	0.3	–	0.3
Multiple Hauler (EA) Limited	Transportation[4]	FY99	1.0	–	0.3	–	0.3
Panafrican Paper Mills (E.A.) Ltd.	Pulp & Paper	FY70, 74, 77, 79, 81, 88, 90, 94, 96	68.5	4.0	21.2	4.5	25.7
Premier Foods Industries Ltd.	Food & Beverages	FY89	0.1	–	–	0.1	0.1
Redhill Flowers (Kenya) Limited	Agriculture & Forestry	FY97	0.3	–	0.2	–	0.2
TPS Holdings Limited	Tourism[2]	FY72	1.6	0.8	–	‡	‡

SUB-SAHARAN AFRICA

at June 30, 2002

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[a] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Transenergy (Kenya) Limited	Transportation[4]	FY99	1.0	–	0.4	–	0.4
Tsavo Power Company Ltd.	Utilities	FY92, 00, 01	17.6	23.5	15.8	1.1	16.9
					96.0	13.7	109.7
Liberia							
Liberian Agricultural Company	Agriculture & Forestry	FY00	3.5	–	2.5	–	2.5
					2.5		2.5
Madagascar							
Aquaculture de la Mahajamba (AQUALMA)	Agriculture & Forestry	FY92, 93, 96	6.4	–	0.7	0.6	1.3
Bank of Africa Madagascar	Finance & Insurance	FY00	1.3	–	0.6	0.8	1.4
BNI-Crédit Lyonnais Madagascar, S.A.	Finance & Insurance	FY92	2.6	–	–	2.6	2.6
Financière d'Investissement ARO	Funds[5]	FY90, 91	0.5	–	–	0.5	0.5
Grands Hôtels de Madagascar	Tourism[2]	FY98	1.1	–	0.7	–	0.7
Les Pêcheries de Nossi Be, S.A.	Agriculture & Forestry	FY84, 90	6.3	–	–	0.2	0.2
Société d'Exploitation Hôtelière et Touristique	Tourism[2]	FY95	0.4	–	0.2	–	0.2
Société Textile de Mahajunga,S.A.	Textiles[3]	FY77, 87	15.0	–	1.7	–	1.7
					3.8	4.7	8.6
Malawi							
City Lodge Limited	Tourism[2]	FY00	0.6	–	0.6	–	0.6
Etablissement Zaumana Traore Suarl	Transportation[4]	FY99	0.1	–	0.6	–	0.6
Ivy League Developments Ltd. T/A Ufulu Gardens	Tourism[2]	FY98	0.3	–	0.2	–	0.2
The Leasing and Finance Company of Malawi Limited	Finance & Insurance	FY86, 90	0.2	–	–	0.2	0.2
Maravi Flowers Ltd.	Agriculture & Forestry	FY97	0.6	–	0.2	–	0.2
Mwaiwathu Private Hospital Ltd.	Health Care	FY97	0.8	–	–	0.8	0.8
National Insurance Company Limited	Finance & Insurance	FY00	1.0	–	–	1.0	1.0
					1.7	2.0	3.8
Mali							
Grand Hôtel de Bamako	Tourism[2]	FY94, 98	2.7	–	1.1	–	1.1
Graphique Industrie S.A.	Pulp & Paper	FY99	–	–	0.6	–	0.6
Groupement des Grands Garages de Bamako	Indus/Cons Products[1]	FY97	0.7	–	0.6	–	0.6
Hotel Le Rabelais	Tourism[2]	FY92	–	–	0.2	–	0.2
Randgold Resources Limited	Oil, Gas and Mining	FY92, 99	2.1	–	–	11.4	11.4
Société d'Exploitation des Mines d'Or de Sadiola S.A.	Oil, Gas and Mining	FY95	39.8	25.0	–	4.8	4.8
Société Des Mines de Syama S.A.	Oil, Gas and Mining	FY93, 98	40.9	15.0	11.7	0.5	12.1
Timbuktu Trading and Transport	Transportation[4]	FY98	0.1	–	0.2	–	0.2
					14.4	16.6	31.0

SUB-SAHARAN AFRICA

at June 30, 2002

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments* (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Mauritania							
Banque Mauritanienne pour le Commerce International (BMCI)	Finance & Insurance	FY98	14.0	–	3.5	–	3.5
Complexe Touristique Lemhar S.A.	Tourism[2]	FY01	0.4	–	0.4	–	0.4
Générale de Banque de Mauritanie pour l'Investissement et le Commerce	Finance & Insurance	FY98, 00	11.2	–	7.0	0.1	7.1
TIVISKI S.A.R.L.	Food & Beverages	FY99	‡	–	0.5	–	0.5
					11.4	0.1	11.5
Mauritius							
Consolidated Steel Limited	Primary Metals	FY92	0.7	–	–	0.2	0.2
Mauritius Venture Capital Fund Limited	Funds[5]	FY96	1.4	–	–	1.4	1.4
Socota Textile Mills Limited	Textiles[3]	FY87	6.0	–	–	‡	‡
						1.6	1.6
Mozambique							
Ausmoz Farm Holdings, Lda.	Agriculture & Forestry	FY01	0.7	–	0.7	–	0.7
Banco de Microfinanças de Moçambique (BMF)	Finance & Insurance	FY01	0.2	–	–	0.2	0.2
BIM – Investimento	Finance & Insurance	FY99	0.3	–	–	0.3	0.3
Cabo Caju, LDA	Food & Beverages	FY00	0.6	–	0.6	–	0.6
Cahora Bassa Fisheries Lda.	Food & Beverages	FY96	0.2	–	0.2	–	0.2
Companhia De Pescas Da Zambezia Lda	Food & Beverages	FY98	1.0	–	1.0	–	1.0
Complexo Turistico Oasis de Xai-Xai Limitada	Tourism[2]	FY98	0.7	–	0.7	–	0.7
Hoteis Polana Limitada	Tourism[2]	FY93	3.5	–	0.5	–	0.5
Maragra Acucar S.A.R.L.	Food & Beverages	FY00	10.3	–	10.3	–	10.3
Mozambique Aluminum S.A.R.L.	Primary Metals	FY98, 01	133.0	–	133.0	–	133.0
Rodoviária da Beira Lda.	Transportation[4]	FY99	0.2	–	0.1	–	0.1
					147.2	0.5	147.7
Namibia							
Life Office of Namibia Limited	Finance & Insurance	FY92, 98	1.6	–	–	1.6	1.6
Nedcor Investment Bank Holding	Finance & Insurance	FY01	0.7	–	0.4	0.2	0.6
Pandu Ondangwa Properties (Pty) Limited	Tourism[2]	FY99	1.1	–	0.7	–	0.7
Pescanova Holdings of Namibia Limited	Food & Beverages	FY95, 97, 98	11.5	–	4.4	–	4.4
					5.5	1.8	7.3
Nigeria							
Abuja International Diagnostic Center	Health Care	FY97	2.5	–	1.8	0.7	2.5
Andchristie Company Limited	Information	FY97	0.2	–	0.1	–	0.1
Ansby Nigeria Limited	Chemicals	FY99	0.1	–	0.1	–	0.1
Arewa Textiles PLC	Textiles[3]	FY64, 67, 92	6.6	0.7	–	0.6	0.6
Bailey Bridges (Nigeria) Limited	Transportation[4]	FY96, 99	0.8	–	0.3	–	0.3

SUB-SAHARAN AFRICA

at June 30, 2002

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments* (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Capital Alliance Private Equity Fund	Funds[5]	FY00	7.5	–	–	7.5	7.5
Citibank Nigeria	Finance & Insurance	FY01	40.0	–	39.2	–	39.2
Courdeau Catering Nigeria Limited	Tourism[2]	FY97	0.7	–	0.1	–	0.1
Diamond Bank Nigeria	Finance & Insurance	FY01	20.0	–	18.0	–	18.0
E. Ekesons Brothers Nigeria Limited	Transportation[4]	FY97	0.4	–	0.1	–	0.1
First Securities Discount House	Finance & Insurance	FY93	0.9	–	–	0.9	0.9
FSB International Bank	Finance & Insurance	FY01	22.5	–	22.5	–	22.5
Global Fabrics Manufacturers Limited	Textiles[3]	FY00	0.3	–	0.3	–	0.3
Guaranty Trust Bank Plc.	Finance & Insurance	FY01	20.0	–	20.0	–	20.0
Hercules Manufacturing Nigeria Limited	Plastics & Rubber	FY00	1.3	–	1.3	–	1.3
Hygeia Nigeria Limited	Health Care	FY00	0.6	–	0.3	0.2	0.5
Ikeja Hotel PLC	Tourism[2]	FY81, 85, 88	12.3	–	–	1.5	1.5
Investment Banking and Trust Company Limited	Finance & Insurance	FY01	20.0	–	20.0	–	20.0
Mid-East Nigeria Limited	Minerals[7]	FY96	0.1	–	0.1	–	0.1
The Moorhouse Company Limited	Tourism[2]	FY98	1.4	–	1.1	–	1.1
Niger Delta Contractor Revolving Credit Facility	Finance & Insurance	FY02	15.0	–	15.0	–	15.0
Oha Motors (Nigeria) Limited	Transportation[4]	FY01	0.9	–	0.8	–	0.8
Radmed Diagnostic Center Limited	Health Care	FY98	0.3	–	0.2	–	0.2
Safety Center International Limited	Education Services	FY01	0.5	–	0.5	–	0.5
Tourist Company of Nigeria Limited	Tourism[2]	FY94	2.5	–	–	‡	‡
United Bank for Africa (plc)	Finance & Insurance	FY02	30.0	–	30.0	–	30.0
Vinfesen Industries Nigeria Limited	Plastics & Rubber	FY96	1.0	–	1.0	–	1.0
					172.8	11.3	184.1
Rwanda							
Dreamland Towers	Tourism[2]	FY02	0.8	–	0.8	–	0.8
					0.8		0.8
Senegal							
Banque de l'Habitat du Sénégal, S.A.	Finance & Insurance	FY80	0.5	–	–	0.5	0.5
Ciments du Sahel S.A.	Minerals[7]	FY00	17.9	–	16.3	2.3	18.6
Groupe Scolaire Fanaicha	Education Services	FY99	0.3	–	0.3	–	0.3
GTi Dakar LLC	Utilities	FY98	10.8	11.0	8.1	1.6	9.7
Industries Chimiques du Sénégal, S.A.	Chemicals	FY82, 88	15.1	–	–	‡	‡
Royal Saly S.A.	Tourism[2]	FY02	1.1	–	1.1	–	1.1
Société d'Exploitation des Ressources Thonières (SERT)	Food & Beverages	FY96, 97, 99	1.3	–	–	0.4	0.4
					25.8	4.8	30.6
Seychelles							
Acajoux Hotel Limited	Tourism[2]	FY95	1.0	–	0.4	–	0.4
Beau Vallon Properties Ltd.	Tourism[2]	FY96	3.3	–	1.7	–	1.7
Seychelles International Mercantile Banking Corporation Limited	Finance & Insurance	FY99	10.0	–	5.0	–	5.0
					7.1		7.1

SUB-SAHARAN AFRICA

at June 30, 2002

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments* (US$ millions) Total IFC	Total syndications	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Sierra Leone							
MSICIH II Celtel Sierra Leone	Information	FY02	4.0	–	4.0	–	4.0
					4.0		4.0
South Africa							
African Bank Limited	Finance & Insurance	FY02	41.2	–	41.2	–	41.2
African Life Assurance Company Limited	Finance & Insurance	FY95, 96, 99	20.7	–	–	18.1	18.1
Biotech Venture Partners (pty) Ltd.	Funds[5]	FY02	1.9	–	–	1.9	1.9
Carosa Farm (Proprietary) Limited	Agriculture & Forestry	FY97	0.6	–	0.1	0.1	0.2
Credit and Savings Help Bank	Finance & Insurance	FY97, 99	16.9	–	–	2.1	2.1
Dargles Timber (Pty) Limited	Indus/Cons Products[1]	FY92	–	–	–	0.2	0.2
Dargles Timber (Pty) Ltd.	Indus/Cons Products[1]	FY99	0.6	–	0.2	–	0.2
Decentralised Banking Solutions Consult (Pty) Limited	Information	FY00	0.8	–	–	0.8	0.8
Edu-Loan (Pty) Ltd.	Finance & Insurance	FY02	1.9	–	2.1	–	2.1
Eerste River Medical Center	Health Care	FY98	1.0	–	–	1.0	1.0
Energy Africa Limited	Oil, Gas and Mining	FY92	–	–	–	38.0	38.0
First Rand Bank Limited	Finance & Insurance	FY92	30.0	–	27.0	–	27.0
Foxtrot Meat Processors (Proprietary) Limited	Food & Beverages	FY99	0.4	–	0.2	–	0.2
Freecom (Pty) Ltd.	Indus/Cons Products[1]	FY02	0.3	–	0.2	0.1	0.3
IHS Technologies (Pty) Ltd.	Professional Services[8]	FY00	1.3	–	0.2	0.6	0.9
Kiwane Capital Holdings Limited	Finance & Insurance	FY01	8.2	–	6.8	–	6.8
Lesedi Private Hospital Ltd.	Health Care	FY98	0.2	–	0.1	–	0.1
Printability	Pulp & Paper	FY01	6.0	–	3.8	3.9	7.6
Rubico Holding SA (Pty) Ltd.	Information	FY01, 02	5.5	–	0.5	5.0	5.5
South Africa Capital Growth Fund	Funds[5]	FY96	20.0	–	–	2.6	2.6
South Africa Franchise Equity Fund Limited	Funds[5]	FY95	2.1	–	–	1.2	1.2
South Africa Franchise Management Company Limited	Funds[5]	FY95	‡	–	–	‡	‡
South Africa Home Loans	Finance & Insurance	FY00, 02	3.8	–	1.5	2.2	3.6
South Africa Private Equity Fund	Funds[5]	FY99	35.0	–	–	32.5	32.5
Spier Estate Hotel	Tourism[2]	FY02	11.9	–	10.4	1.9	12.3
Tusk Construction Support Services of South Africa	Professional Services[8]	FY01	1.6	–	1.2	0.1	1.3
					95.4	112.1	207.6
Swaziland							
Natex Swaziland Limited	Textiles[3]	FY85, 88, 93	13.6	–	4.2	‡	4.2
The Royal Swaziland Sugar Corporation Limited	Food & Beverages	FY78, 86	10.0	–	–	0.5	0.5
Swazi Paper Mills Limited	Pulp & Paper	FY95	5.0	–	0.4	–	0.4
Swazi Paper Mills Ltd	Pulp & Paper	FY02	3.7	–	3.7	–	3.7
Swazi Wattle Industries (Pty) Ltd	Chemicals	FY01	0.9	–	0.5	0.2	0.8
Swaziland Industrial Development Company Limited	Finance & Insurance	FY87, 93	3.3	–	–	1.0	1.0
					8.9	1.8	10.6

at June 30, 2002

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments* (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
United Republic of Tanzania							
2000 Industries Limited	Food & Beverages	FY02	1.6	–	1.6	–	1.6
Abercrombie & Kent Tanzania Limited	Tourism[2]	FY96, 00	0.8	–	0.1	–	0.1
Aqva Ginners Tanzania Ltd.	Agriculture & Forestry	FY97	0.8	–	0.7	–	0.7
Blue Bay Company Limited	Tourism[2]	FY99	1.5	–	1.5	–	1.5
Boundary Hill Lodge Ltd.	Tourism[2]	FY01	0.2	–	0.2	–	0.2
Continental Flowers Limited	Agriculture & Forestry	FY97	0.4	–	0.3	–	0.3
Drop of Zanzibar Ltd	Food & Beverages	FY98	0.4	–	0.3	–	0.3
Exim Bank of Tanzania	Finance & Insurance	FY02	2.5	–	2.5	–	2.5
Horticulture Farms Limited	Agriculture & Forestry	FY97	0.8	–	0.2	–	0.2
Indian Ocean Hotel Limited	Tourism[2]	FY00	2.5	–	2.5	–	2.5
International House Property Limited	Construction[9]	FY97	2.3	–	0.8	0.6	1.4
Jubilee Insurance Company of Tanzania	Finance & Insurance	FY98	0.3	–	–	0.3	0.3
Maji Masafi Limited	Food & Beverages	FY98	1.1	–	0.3	–	0.3
Milcafe Limited	Agriculture & Forestry	FY97	0.3	–	0.2	–	0.2
Moshi Leather Industries Limited	Textiles[3]	FY95	0.2	–	–	0.2	0.2
Musoma Fish Processors Ltd	Agriculture & Forestry	FY99	1.5	–	1.5	–	1.5
National Bank of Commerce	Finance & Insurance	FY01	10.0	–	–	10.0	10.0
Pallsons Consumer Industries Limited	Agriculture & Forestry	FY97, 99	1.0	–	0.5	–	0.5
Tanzania Breeders and Feedmills Limited	Food & Beverages	FY95	1.0	–	0.7	–	0.7
Tanzania Breweries Limited	Food & Beverages	FY95	6.0	–	–	6.0	6.0
Tourism Promotion Services (Tanzania) Limited	Tourism[2]	FY94	8.9	–	6.7	0.9	7.6
Tourism Promotion Services (Zanzibar) Limitedces	Tourism[2]	FY95, 99	1.4	–	0.7	0.2	0.9
ULC (Tanzania) Limited	Finance & Insurance	FY97	3.8	–	–	0.4	0.4
Zanzibar Safari Club Limited	Tourism[2]	FY00	0.7	–	0.7	–	0.7
					22.0	18.5	40.5
Togo							
West African Cement S.A	Minerals[7]	FY00	5.7	–	3.8	1.2	5.1
					3.8	1.2	5.1
Uganda							
Agro Management (Uganda) Limited	Chemicals	FY96	1.0	–	0.6	0.4	1.0
CelTel Limited (Uganda)	Information	FY95, 01	10.3	–	2.5	1.3	3.8
Clovergem Fish and Foods Limited	Food & Beverages	FY93	1.0	–	0.8	–	0.8
Conrad Plaza Limited	Construction[9]	FY97	1.5	–	0.9	–	0.9
Development Finance Company of Uganda Limited	Finance & Insurance	FY85, 92, 93	1.0	–	–	1.3	1.3
Executive Investments Ltd.	Construction[9]	FY98	1.0	–	0.8	–	0.8
Gomba Fishing Industries Ltd.	Agriculture & Forestry	FY99	1.4	–	1.4	–	1.4
Jubilee Insurance Company Uganda Limited	Finance & Insurance	FY93	0.1	–	–	0.1	0.1
Kabojja Junior School Ltd.	Education Services	FY01	0.4	–	0.3	–	0.3
Kasese Cobalt Company Limited	Oil, Gas and Mining	FY98	19.6	–	8.0	3.6	11.6
Kiwa Industries Limited	Minerals[7]	FY98	0.3	–	0.1	–	0.1

SUB-SAHARAN AFRICA

at June 30, 2002

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments* (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Ladoto Ginners Limited	Agriculture & Forestry	FY00	0.8	–	0.8	–	0.8
Long Freighters Limited	Transportation[4]	FY01	0.8	–	0.8	–	0.8
Makss Packaging Industries Limited	Pulp & Paper	FY02	1.4	–	1.4	–	1.4
Mosa Court Apartments Limited	Construction[9]	FY98	0.8	–	0.4	–	0.4
Rainbow International School Kampala Limited	Education Services	FY95	0.8	–	0.8	–	0.8
Rwenzori Properties Limited	Construction[9]	FY94	1.0	–	0.2	–	0.2
Skyblue Apart-Hotel	Tourism[2]	FY94	0.5	–	0.5	–	0.5
Sugar Corporation of Uganda Limited	Food & Beverages	FY84	10.4	–	4.0	–	4.0
Tilda (Uganda) Limited	Agriculture & Forestry	FY99	1.9	–	1.4	–	1.4
White Nile Diaries (U) Limited	Food & Beverages	FY99	0.3	–	0.2	–	0.2
					25.9	6.7	32.6
Zambia							
Africa Plantations Company Limited and African Highlands Plantations Company Limited	Agriculture & Forestry	FY00	2.5	–	2.5	–	2.5
Amaka Cotton Ginneries Limited	Agriculture & Forestry	FY99	1.3	–	1.3	–	1.3
Chingola Hotel	Tourism[2]	FY02	1.0	–	1.0	–	1.0
Drilltech Engineering Limited	Oil, Gas and Mining	FY99	0.1	–	0.1	0.1	0.3
Esquire Roses Farm Limited	Agriculture & Forestry	FY00	0.5	–	0.3	–	0.3
Executive Lodge Limited	Tourism[2]	FY02	0.2	–	0.2	–	0.2
Finance Bank Zambia Limited	Finance & Insurance	FY97	2.5	–	0.3	–	0.3
JY Estates Limited	Agriculture & Forestry	FY98	0.9	–	0.9	–	0.9
Kafue Textile of Zambia Limited	Textiles[3]	FY80, 85	10.5	–	5.7	–	5.7
Konkola Copper Mines Plc	Oil, Gas and Mining	FY00	30.4	–	26.3	5.7	32.0
Marasa Holdings Limited	Tourism[2]	FY01	4.6	–	4.6	–	4.6
National Insurance Company (Zambia) Limited	Finance & Insurance	FY99	0.3	–	–	0.3	0.3
Pentire Investments Limited	Tourism[2]	FY98	0.7	–	0.4	–	0.4
Zambia Bata Shoe Company Limited	Textiles[3]	FY72, 73	1.1	1.1	–	0.2	0.2
Zamcell Zambia Ltd.	Information	FY99, 00	8.8	–	7.0	1.0	8.1
					50.6	7.4	58.0
Zimbabwe							
Agflora (PVT) Limited	Agriculture & Forestry	FY97	0.2	–	0.2	–	0.2
Bell Medical Centers Limited	Health Care	FY92	0.8	–	–	0.8	0.8
Belvedere Maternity Home (PVT) Ltd.	Health Care	FY99	0.2	–	–	0.2	0.2
Commercial Bank of Zimbabwe Limited	Finance & Insurance	FY98	27.0	–	18.0	–	18.0
Deraswiss Zimbabwe (Pvt) Ltd.	Textiles[3]	FY00	0.9	–	0.9	–	0.9
First Merchant Bank of Zimbabwe Limited	Finance & Insurance	FY91, 98	30.6	15.0	5.5	–	5.5
Hy-Veld Holdings (Pvt) Ltd	Food & Beverages	FY99	1.3	–	1.3	–	1.3
Interfresh (Private) Limited	Food & Beverages	FY94, 96	3.9	–	–	0.7	0.7
Isfar (Pvt) Limited	Textiles[3]	FY97	0.1	–	0.1	–	0.1
Itachi Plastics (Pvt) Limited	Plastics & Rubber	FY96	0.4	–	0.3	0.1	0.3
Lowveld Leather (PVT) Limited	Textiles[3]	FY97	0.5	–	0.3	0.2	0.5
Shagelok Chemicals (PVT) Limited	Chemicals	FY97	1.0	–	0.9	0.2	1.0
Stone Holdings (Pty) Ltd.	Oil, Gas and Mining	FY96	1.5	–	1.4	–	1.4

SUB-SAHARAN AFRICA

at June 30, 2002

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments* (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Trinidad Industries (Private) Limited	Chemicals	FY97	1.5	–	0.5	0.6	1.1
UDC Limited	Finance & Insurance	FY85, 87, 88, 96,00	14.8	–	1.8	–	1.8
Venture Capital Company of Zimbabwe, Ltd.	Funds[5]	FY91	0.5	–	–	0.5	0.5
Victoria Falls Safari Lodge Hotel (Private) Ltd.	Tourism[2]	FY94	2.8	–	–	0.2	0.2
The Zambezi Fund Mauritius (Private) Limited	Funds[5]	FY97	2.5	–	–	0.5	0.5
Zambezi Safari Lodges (Private) Limited	Tourism[2]	FY96	1.3	–	1.0	–	1.0
					32.2	4.0	36.2
Regional Investments							
The Africa Emerging Markets Fund	Funds[5]	FY94	7.5	–	–	7.5	7.5
Africa Media Group Limited	Information	FY02	5.0	–	–	5.0	5.0
African Infrastructure Fund	Funds[5]	FY00	74.8	–	–	74.7	74.7
Africap Microfinance Fund Ltd.	Funds[5]	FY02	2.0	–	–	2.0	2.0
AIG African Infrastructure Management	Funds[5]	FY00	0.2	–	–	0.2	0.2
AIG Global Investment Company (East Africa) Limited	Funds[5]	FY99, 01	0.3	–	–	0.3	0.3
Coca Cola SABCO (Pty) Ltd.	Food & Beverages	FY02	25.0	–	15.0	10.0	25.0
Ecobank Transnational Incorporated	Finance & Insurance	FY99	7.5	–	3.8	3.8	7.5
Framlington Asset Management West Africa SA	Funds[5]	FY99	‡	–	–	‡	‡
Mining and Contracting Services Limited	Oil, Gas and Mining	FY01	34.0	40.0	30.0	4.0	34.0
Mobile Systems International Cellular Investments Holdings, B.V.	Information	FY00, 02	33.3	–	–	33.3	33.3
Société de Promotion et De Participation Pour La Coopération Economique S.A.	Finance & Insurance	FY99	2.8	–	1.0	–	1.0
West Africa Growth Fund	Funds[5]	FY97	6.3	–	–	6.3	6.3
					49.7	147.1	196.8
Total equity and loans for Sub-Saharan Africa					**1,043.2**	**425.4**	**1,468.7**
Total guarantees and risk management products for Sub-Saharan Africa							**117.4**
Total IFC portfolio for Sub-Saharan Africa							**1,586.1**

ASIA AND THE PACIFIC

This section includes portfolio in East Asia and the Pacific and South Asia.

at June 30, 2002

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[a] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Bangladesh							
Delta BRAC Housing Finance Corporation Ltd.	Finance & Insurance	FY98	3.2	–	2.5	0.7	3.2
Dynamic Textile Industries Limited	Textiles[3]	FY92	2.5	2.0	1.9	–	1.9
Grameen Phone Limited	Information	FY00	18.2	–	13.3	1.6	14.9
Industrial Development Leasing Company of Bangladesh Limited	Finance & Insurance	FY85, 96	3.2	–	–	0.1	0.1
Industrial Promotion and Development Company of Bangladesh Limited	Finance & Insurance	FY82, 99	11.1	–	8.1	1.1	9.2
Khulna Power Company Limited	Utilities	FY99	22.5	29.4	17.3	–	17.3
Lafarge Surma Cement Ltd.	Minerals[7]	FY02	45.0	–	35.0	10.0	45.0
Scancement International Ltd.	Minerals[7]	FY01	10.0	–	10.0	–	10.0
					88.2	13.4	101.6
Cambodia							
ACLEDA Bank	Finance & Insurance	FY00	0.5	–	–	0.5	0.5
						0.5	0.5
China							
Advantage China Holdings Limited	Finance & Insurance	FY02	0.2	–	–	0.2	0.2
Bank of Shanghai	Finance & Insurance	FY00, 02	50.3	–	–	50.3	50.3
Beijing Hormel Foods Company Limited	Food & Beverages	FY97	5.5	5.5	2.5	0.5	3.0
Caltex Ocean Gas & Energy Limited	Chemicals	FY99	21.0	45.0	18.5	–	18.5
Chengdu Chemical Company Ltd.	Chemicals	FY99	10.6	8.6	7.4	3.2	10.6
Chengxin International Credit Ratings Limited	Finance & Insurance	FY99	0.4	–	–	0.4	0.4
China Dynamic Growth Fund L.P.	Funds[5]	FY94	12.4	–	–	9.7	9.7
China Huarong Asset Management Corporation	Finance & Insurance	FY02	31.5	–	31.5	–	31.5
China Infrastructure Group Holdings PLC	Transportation[4]	FY99, 00	4.5	–	–	4.5	4.5
China Private Equity Fund	Funds[5]	FY02	20.0	–	–	20.0	20.0
China Walden Management Limited	Funds[5]	FY94	‡	–	–	‡	‡
China Walden Venture Investments Limited	Funds[5]	FY94	7.5	–	0.1	0.2	0.3
CSRC China Corporation	Chemicals	FY02	11.0	–	9.0	2.0	11.0
Dalian Float Glass Company Limited	Minerals[7]	FY95	32.9	30.5	–	2.4	2.4
Dupont Suzhou Polyester Co. Ltd.	Textiles[3]	FY96	29.1	52.0	12.5	4.1	16.6
Hansom Investment Limited	Transportation[4]	FY99	16.1	–	–	16.1	16.1
Interstate Energy Corporation Pte, Ltd.	Utilities	FY02	20.0	–	20.0	–	20.0
Jingyang Cement Co. Ltd.	Minerals[7]	FY97	40.0	100.0	32.5	–	32.5
Lafarge Dujiangyan Cement Company Limited	Minerals[7]	FY00	25.6	30.0	25.6	–	25.6
Leshan Zhen Jing Leather Product Company Limited	Textiles[3]	FY99	2.0	–	–	2.0	2.0
Nanjing City Commercial Bank	Finance & Insurance	FY02	26.6	–	–	26.6	26.6
Nanjing Kumho Tire Co. Ltd.	Plastics & Rubber	FY96	17.4	38.8	6.8	3.8	10.6

ASIA AND THE PACIFIC

at June 30, 2002

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments* (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
New China Life Insurance Co.,Ltd	Finance & Insurance	FY01	30.7	–	–	30.7	30.7
Newbridge Investment Partners, L.P.	Funds[5]	FY95	6.7	–	–	2.0	2.0
Orient Finance Company, Ltd.	Finance & Insurance	FY97	10.0	20.0	9.5	–	9.5
Pacific Ports Company Limited	Transportation[4]	FY92	–	–	–	2.5	2.5
Peak Pacific Investment Company	Utilities	FY02	25.0	–	25.0	–	25.0
Plantation Timber Products (Hubei) Limited	Indus/Cons Products[1]	FY99	12.6	25.4	11.7	–	11.7
Plantation Timber Products Holdings Limited	Indus/Cons Products[1]	FY00	1.5	–	–	2.5	2.5
Scana Leshan Machinery Co., Primary Ltd.	Metals[7]	FY99	7.4	–	6.1	1.4	7.4
Shanghai Hormel Foods Co. Ltd.	Food & Beverages	FY98	(0.5)	(0.5)	0.9	–	0.9
Shanghai Krupp Stainless Primary Company Limited	Metals[7]	FY00	30.0	68.8	30.0	–	30.0
Shanxi Interntional Casting Co., Ltd.	Indus/Cons Products[1]	FY00	19.0	–	17.9	–	17.9
Shenzhen China Bicycles Company (Holdings) Limited	Indus/Cons Products[1]	FY88, 92, 94	20.9	–	8.5	–	8.5
Shenzhen Tai-Yang PCCP Company Limited	Minerals[7]	FY93	5.0	–	3.8	1.0	4.7
Sichuan SME Investment Fund	Funds[5]	FY92	6.0	–	–	6.0	6.0
Sino-Forest Plantation	Agriculture & Forestry	FY02	25.0	–	25.0	–	25.0
Suzhou Huasu Plastics Co., Ltd.	Chemicals	FY97	24.5	22.2	–	2.5	2.5
Weihai Weidongri Comprehensive Foodstuff Co., Ltd.	Food & Beverages	FY96	4.5	4.9	1.9	–	1.9
Wuhan International Container Transshipment Company Limited	Transportation[4]	FY99	5.0	5.0	5.0	–	5.0
Yantai Mitsubishi Cement Company Limited	Minerals[7]	FY93	30.7	–	11.1	2.0	13.1
Zibo Wanjie Tumor Hospital	Health Care	FY02	15.0	–	15.0	–	15.0
					337.8	196.6	534.4
Fiji							
Hillview Limited	Tourism[2]	FY99	3.9	–	3.6	–	3.6
Solander (Pacific) Ltd.	Food & Beverages	FY97	0.3	–	‡	–	‡
					3.7		3.7
India							
The Ahmedabad Electricity Company Limited	Utilities	FY89	20.8	–	3.1	–	3.1
Ambuja Cement Rajashtan Ltd.	Minerals[7]	FY94	19.4	17.0	0.3	4.9	5.2
The Arvind Mills Limited	Textiles[3]	FY92, 93	20.9	–	–	8.4	8.4
Asian Electronics Ltd. (AEL)	Indus/Cons Products[1]	FY98	5.5	–	–	5.5	5.5
Basix Ltd.	Finance & Insurance	FY01	1.0	–	–	1.0	1.0
Bharti Mobile Limited	Information	FY01	20.0	–	–	20.0	20.0
Bihar Sponge Iron Ltd.	Primary Metals	FY85, 91	15.9	–	11.4	0.7	12.1
Centurion Bank Limited	Finance & Insurance	FY95, 97	18.9	–	2.5	4.7	7.2
CESC Limited	Utilities	FY91, 93	54.7	67.0	29.6	–	29.6

ASIA AND THE PACIFIC

at June 30, 2002

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[a] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
CFL Capital Financial Services Limited	Finance & Insurance	FY97	20.0	–	19.6	–	19.6
Chinai Chemicals Limited	Indus/Cons Products[1]	FY00	1.0	–	1.0	–	1.0
Chowgule Steamships Ltd.	Transportation[4]	FY95	19.2	26.4	4.9	4.6	9.5
Continental Carbon India Limited	Chemicals	FY01	9.0	11.5	9.0	–	9.0
Duncan Gleneagles Hospitals Limited	Health Care	FY98	7.0	–	7.0	–	7.0
Eurolight Electricals Pvt. Ltd.Consumer	Industrial & Products	FY98	‡	–	–	‡	‡
Export-Import Bank of India	Finance & Insurance	FY95	25.0	–	4.6	–	4.6
GE Capital Transportation Financial Services Ltd.	Finance & Insurance	FY95	19.4	–	2.5	4.4	6.9
Global Trade Finance (Pvt.) Limited	Finance & Insurance	FY01	2.4	–	–	2.4	2.4
Global Trust Bank	Finance & Insurance	FY91, 94, 98, 00	16.0	–	5.0	9.9	14.9
Gujarat Ambuja Cements Ltd.	Minerals[7]	FY94	25.8	–	–	7.3	7.3
GVK Industries Ltd.	Utilities	FY92, 96	37.5	38.8	–	7.5	7.5
Henkel SPIC India Ltd.	Chemicals	FY91, 95, 00	4.7	–	–	4.7	4.7
IFGL Refractories Limited	Minerals[7]	FY92, 94	1.1	–	–	0.3	0.3
IL&FS Venture Corporation Limited	Funds[5]	FY93, 95	1.0	–	–	1.0	1.0
IndAsia Fund Advisors Pvt. Ltd.	Funds[5]	FY01	15.0	–	–	15.0	15.0
The India Auto Ancillary Fund	Funds[5]	FY99	2.3	–	–	2.3	2.3
The India Direct Fund, L.P.	Funds[5]	FY96	7.5	–	–	7.3	7.3
India Lease Development	Finance & Insurance	FY86, 91, 95	4.6	–	–	0.9	0.9
Indian Infrastructure Equipment Limited	Finance & Insurance	FY02	9.9	–	6.8	3.1	9.9
Indian Seamless	Primary Metals	FY01	10.5	–	10.5	–	10.5
Indo Rama Synthetics Ltd.	Textiles[3]	FY92, 94, 96	56.8	–	20.3	12.0	32.2
Indus Investments Mauritius Limited	Funds[5]	FY96	‡	–	–	‡	‡
Indus Venture Capital Fund I	Funds[5]	FY92	1.0	–	–	0.6	0.6
Indus Venture Investments Limited	Funds[5]	FY96	5.0	–	–	4.3	4.3
Indus Venture Management Limited	Funds[5]	FY92	‡	–	–	‡	‡
Information Technology Fund	Funds[5]	FY94	0.6	–	–	0.6	0.6
Infrastructure and Development Finance Company Limited	Finance & Insurance	FY98	15.5	–	–	15.5	15.5
Infrastructure Leasing & Financial Services Limited	Finance & Insurance	FY91, 93, 95, 99	48.0	–	5.3	8.0	13.3
Ispat Industries Limited	Primary Metals	FY92, 95, 97	62.9	–	30.4	13.7	44.1
J.M. Share & Stock Brokers Limited	Finance & Insurance	FY90, 95	2.4	–	–	0.4	0.4
Jet Airways (P) Ltd.	Transportation[4]	FY01	15.0	–	–	15.0	15.0
Learning Universe Pvt. Limited	Education Services	FY01	0.3	–	–	0.3	0.3
Mahindra & Mahindra Financial Services Limited	Finance & Insurance	FY02	46.0	–	17.2	4.6	21.8
Mahindra Infrastructure Developers Limited	Utilities	FY01	10.0	–	–	10.0	10.0
Moser Baer India Limited	Indus/Cons Products[1]	FY96, 99, 00	71.0	–	38.1	24.9	63.0
Nicco Uco Alliance Credit Limited	Finance & Insurance	FY93, 96, 97, 98	6.5	5.0	2.4	0.5	2.9
NIIT – Hole in the Wall	Education Services	FY01, 02	1.6	–	–	1.6	1.6
NSL Limited	Primary Metals	FY82	1.4	–	–	0.1	0.1
Orchid Chemicals & Pharmaceuticals Limited	Chemicals	FY01	30.0	–	30.0	–	30.0
Owens-Corning (India) Ltd.	Minerals[7]	FY97	25.0	–	25.0	–	25.0
Oxides and Specialities Limited	Chemicals	FY91	0.3	–	–	0.3	0.3
Prism Cement Limited	Minerals[7]	FY95	20.0	15.0	12.2	5.0	17.2

ASIA AND THE PACIFIC

at June 30, 2002

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[a] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Rain Calcining Limited	Chemicals	FY96	24.7	–	13.3	5.5	18.8
RPG Cellular Investments Holdings Private Limited	Information	FY01	2.0	–	–	2.0	2.0
RPG Telephone Limited	Information	FY01	0.4	–	–	0.4	0.4
South Asian Regional Apex Fund	Funds[5]	FY96	5.9	–	–	5.9	5.9
Spryance.com, Inc.	Information	FY01	2.0	–	–	2.0	2.0
SREI International Finance Limited	Finance & Insurance	FY98, 00	33.0	–	26.8	3.0	29.8
Steuerung Anlage Pvt. Ltd.	Indus/Cons Products[1]	FY98	0.1	–	–	0.1	0.1
Sundaram Finance Ltd.	Finance & Insurance	FY86, 93, 94, 95	3.8	–	0.2	–	0.2
Sundaram Home Finance Ltd.	Finance & Insurance	FY00, 02	12.4	–	10.2	2.2	12.4
Switching Technologies Günther Ltd.	Indus/Cons Products[1]	FY87	1.0	–	0.3	–	0.3
Tanflora Infrastructure Park Limited	Agriculture & Forestry	FY00	0.5	–	–	0.5	0.5
Tata Electric Companies	Utilities	FY90, 91, 94	130.6	–	17.7	–	17.7
The Tata Iron and Steel Company Limited	Primary Metals	FY81, 86, 89, 93, 94	98.4	16.7	–	7.7	7.7
TCFC Finance Limited	Finance & Insurance	FY92	–	–	–	‡	‡
TCW/ICICI India Private Equity Fund, L.L.C.	Funds[5]	FY98	10.0	–	–	6.5	6.5
Technology Development and Information Company of India Limited	Funds[5]	FY91	2.1	–	–	0.5	0.5
Titan Industries Limited	Indus/Cons Products[1]	FY87, 89, 90, 93	20.9	–	–	1.0	1.0
UCAL Fuel Systems Limited	Indus/Cons Products[1]	FY90	0.6	–	–	0.5	0.5
United Riceland Limited	Food & Beverages	FY96	10.0	–	10.0	–	10.0
Varun Shipping Company Limited	Transportation[4]	FY91, 96, 01	22.8	6.0	–	1.7	1.7
Vysya Bank	Finance & Insurance	FY01	7.3	–	–	7.3	7.3
Walden-Nikko Holdings Co.	Funds[5]	FY98	‡	–	–	‡	‡
Walden-Nikko India Ventures Co. LDC	Funds[5]	FY98	2.4	–	–	2.1	2.1
Webdunia.com (India) Private Limited	Information	FY02	2.0	–	–	2.0	2.0
					377.1	284.0	661.2
Indonesia							
P.T. ABS Finance Indonesia	Finance & Insurance	FY95	1.3	–	–	1.2	1.2
P.T. AdeS Alfindo Putrasetia Tbk.	Food & Beverages	FY98	13.8	19.7	–	7.0	7.0
P.T. Agro Muko	Food & Beverages	FY91	12.7	–	–	2.2	2.2
P.T. Alumindo Light Metal Industry	Primary Metals	FY97	15.0	20.0	13.2	–	13.2
P.T. Asia Wisata Promosindo **	Tourism[2]	FY94	–	–	2.0	–	2.0
P.T. Astra Graphia	Professional Services[6]	FY97	2.5	–	–	2.0	2.0
P.T. Astra International, Tbk.	Indus/Cons Products[1]	FY90, 91, 94	33.3	–	–	12.2	12.2
P.T. Astra Otoparts Tbk.	Indus/Cons Products[1]	FY97	–	–	–	1.1	1.1
P.T. Asuransi Jiwa Dharmala Manulife	Finance & Insurance	FY88	0.3	–	–	0.3	0.3
P.T. Bakrie Pipe Industries	Primary Metals	FY95	37.3	–	33.6	–	33.6
P.T. Bank NISP	Finance & Insurance	FY98, 01	15.0	–	5.2	5.0	10.2
P.T. BBL Dharmala Finance	Finance & Insurance	FY93, 96	20.0	35.0	11.5	–	11.5
P.T. Berlian Laju Tanker tbk	Transportation[4]	FY98	28.2	25.2	7.4	20.0	27.4
P.T. Dianlia Setyamukti	Oil, Gas and Mining	FY01	5.0	–	5.0	–	5.0
P.T. Grahawita Santika	Tourism[2]	FY96	11.8	–	7.2	–	7.2
P.T. Indonesia Asahi Chemical Industry	Textiles[3]	FY92	5.4	–	–	1.4	1.4
P.T. Indorama Synthetics	Textiles[3]	FY92, 90, 91, 95	98.8	67.5	10.0	11.8	21.8
P.T. Kalimantan Sanggar Pusaka	Food & Beverages	FY97	35.0	6.0	20.0	15.0	35.0

ASIA AND THE PACIFIC

at June 30, 2002

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments* (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
(KSP) and Subsidiaries							
P.T. KDLC BancBali Finance	Finance & Insurance	FY94	16.1	–	–	1.7	1.7
P.T. KIA Keramik Mas	Minerals[7]	FY92, 94, 96	30.9	63.5	18.8	9.0	27.8
P.T. KIA Serpih Mas	Minerals[7]	FY95	21.2	55.0	15.0	6.2	21.2
PT Makro Indonesia	Trade[6]	FY97, 00	1.3	–	–	3.9	3.9
P.T. Megaplast Jayacitra	Indus/Cons Products[1]	FY99	11.3	–	7.0	2.5	9.5
P.T. Nusantara Tropical Fruit	Agriculture & Forestry	FY93	8.6	6.7	7.6	–	7.6
P.T. Panca Overseas Finance Tbk.	Finance & Insurance	FY96	7.9	8.0	–	1.9	1.9
P.T. Pramindo Ikat Nusantara	Information	FY97	53.9	70.0	50.0	3.9	53.9
Prudential Asia Indonesia Trust	Funds[5]	FY94	4.2	–	–	2.2	2.2
P.T. Samudera Indonesia	Transportation[4]	FY93	17.0	3.0	–	5.0	5.0
P.T. Sayap Mas Utama	Chemicals	FY98	10.0	20.0	7.5	–	7.5
P.T. Semen Andalas Indonesia	Minerals[7]	FY80, 88	33.5	28.5	1.3	–	1.3
PT Sigma Cipta Caraka	Professional Services[8]	FY01	3.0	–	–	3.0	3.0
P.T. South Pacific Viscose	Chemicals	FY93, 96	45.0	60.0	26.9	–	26.9
P.T. Sunson Textile Manufacturer	Textiles[3]	FY02	12.4	8.2	12.4	–	12.4
P.T. Wings Surya	Chemicals	FY98	8.7	21.3	6.5	–	6.5
SEAVI Indonesia Aruba A.V.V.	Funds[5]	FY93	1.5	–	–	1.3	1.3
					268.1	119.9	387.9
Korea, Republic of							
Cheil Jedang Investment Trust & Securities	Finance & Insurance	FY01	45.6	–	16.6	29.6	46.2
Dae Chang Industrial Co. Ltd.	Primary Metals	FY99	22.4	9.8	13.8	7.1	20.9
Halim & Co., Ltd.	Food & Beverages	FY99	20.0	–	14.0	5.1	19.1
Hana Bank	Finance & Insurance	FY71, 74, 76, 79, 80, 82, 85, 89, 91, 94, 97, 98, 99	93.5	65.0	–	23.2	23.2
Iljin Electric Co., Ltd.	Indus/Cons Products[1]	FY99	15.0	–	9.0	0.2	9.2
KOMOCO MBS 2001-1	Finance & Insurance	FY92	–	–	35.7	–	35.7
Korea Asset Capital Management Co., Ltd.	Funds[5]	FY99, 02	0.9	–	–	0.9	0.9
Korea Development Leasing Corporation	Finance & Insurance	FY77, 79, 87, 90, 00	24.8	10.0	1.8	–	1.8
Korea Growth and Restructuring Fund, L.P.	Funds[5]	FY00	35.0	–	–	34.0	34.0
Korea Mortgage Corporation	Finance & Insurance	FY01	55.1	–	–	8.8	8.8
Samgwang Gohachem Co., Ltd.	Chemicals	FY85	0.1	–	–	0.1	0.1
Shinmoorim Paper Manufacturing Co., Ltd.	Pulp & Paper	FY99, 00	41.4	8.0	24.4	9.2	33.6
					115.4	118.2	233.6
Lao People's Democractic Republic							
Belmont Hotel Investments (Laos) Limited	Tourism[2]	FY98, 01	1.2	–	1.2	–	1.2
Burapaha Agro-Forestry Co. Ltd.	Indus/Cons Products[1]	FY99	0.8	–	0.8	–	0.8
Endeavour Embroidery Co. Ltd.	Textiles[3]	FY99	0.1	–	0.1	–	0.1
Villa Santi	Tourism[2]	FY01	1.1	–	1.1	–	1.1
					3.2		3.2

ASIA AND THE PACIFIC

at June 30, 2002

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[a] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Malaysia							
Malaysian Ventures (Two) Sdn Bhd.	Funds[5]	FY92	1.0	–	–	‡	‡
Malaysian Ventures Management Incorporated Sdn. Bhd. II	Funds[5]	FY92	‡	–	–	‡	‡
					–	‡	‡
Maldives							
Maldives Leasing Company Limited	Finance & Insurance	FY02	1.3	–	–	1.3	1.3
Villa Shipping and Trading Company (Pvt) Ltd.	Tourism[2]	FY96	6.0	–	1.2	–	1.2
					1.2	1.3	2.5
Mongolia							
G&M Industrial Ltd.	Textiles[3]	FY97	1.3	–	1.1	0.2	1.3
XAC Co. Ltd.	Finance & Insurance	FY02	0.4	–	0.4	–	0.4
					1.5	0.2	1.6
Nepal							
Bhote Koshi Power Company Private Limited	Utilities	FY98	23.9	32.9	19.3	2.9	22.2
Himal Power Limited	Utilities	FY96	32.5	–	30.4	–	30.4
ILFC – Nepal	Finance & Insurance	FY01	0.3	–	–	0.3	0.3
Jomsom Mountain Resort (P) Ltd.	Tourism[2]	FY98	4.0	–	4.0	–	4.0
					53.6	3.2	56.9
Pacific Islands							
Kula Fund Limited	Funds[5]	FY98	3.0	–	–	2.7	2.7
						2.7	2.7
Pakistan							
Abamco Limited	Funds[5]	FY95	0.3	–	–	0.3	0.3
AES Lalpir Limited	Utilities	FY95	49.5	–	30.8	9.5	40.3
AES Pak Gen (Private) Company	Utilities	FY96	29.5	48.3	15.6	9.5	25.1
Atlas Investment Bank	Finance & Insurance	FY96	5.0	–	2.5	–	2.5
Atlas Lease Limited	Finance & Insurance	FY94	10.0	2.2	1.8	0.4	2.2
BRR International Modaraba	Finance & Insurance	FY92, 94, 96	15.8	3.8	15.0	0.8	15.8
BRR Investments (Pvt) Limited	Finance & Insurance	FY92	–	–	–	0.2	0.2
BSJS Balanced Fund	Funds[5]	FY96	0.5	–	–	0.5	0.5
Central Depository Company of Pakistan Limited	Finance & Insurance	FY93	0.2	–	–	0.2	0.2
Crescent Greenwood Ltd.	Textiles[3]	FY94, 97, 02	23.7	11.5	5.7	5.1	10.8
Crescent Investment Bank	Finance & Insurance	FY96	12.0	5.0	6.0	–	6.0
D.G. Khan Cement Company Limited	Minerals[7]	FY92, 95, 96	30.6	40.2	10.8	4.8	15.6
Engro Asahi Polymer and Chemicals (Private) Limited	Chemicals	FY98	8.0	–	6.9	–	6.9
Engro Chemical Pakistan Limited	Chemicals	FY91, 95, 97	55.1	14.0	5.1	3.9	9.0

ASIA AND THE PACIFIC

at June 30, 2002

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[8] (US$ millions) Total IFC	Total syndications	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Engro Vopak Terminal Limited	Transportation[4]	FY97	10.9	4.5	6.8	–	6.8
Fauji Cement Ltd.	Minerals[7]	FY94, 02	32.7	20.0	9.6	8.7	18.3
First Crescent Modaraba	Finance & Insurance	FY96	5.0	3.8	5.0	–	5.0
First International Investment Bank Limited	Finance & Insurance	FY90, 92, 96	4.6	–	1.3	1.5	2.8
First Leasing Corporation Limited	Finance & Insurance	FY94, 97	5.7	–	1.3	1.7	2.9
First MicroFinanceBank Limited	Finance & Insurance	FY02	2.7	–	–	2.7	2.7
First UDL Modaraba	Finance & Insurance	FY96	10.0	7.5	10.0	–	10.0
Gul Ahmed Energy Limited	Utilities	FY96	31.1	35.0	18.9	4.1	23.0
Hala Spinning Limited	Textiles[3]	FY89	3.9	–	3.6	–	3.6
International Housing Finance Limited	Finance & Insurance	FY92, 95	7.4	–	0.7	0.9	1.6
Jahangir Siddiqui & Co. Limited	Finance & Insurance	FY93, 96	1.1	–	–	1.1	1.1
Kohinoor Energy Limited	Utilities	FY95	31.3	36.6	16.3	6.3	22.6
Lasmo Oil Pakistan Limited	Oil, Gas and Mining	FY02	30.0	–	30.0	–	30.0
Maple Leaf Cement Factory Limited	Minerals[7]	FY92, 94, 95, 97	35.7	35.0	26.7	5.7	32.4
Muslim Commercial Bank Limited	Finance & Insurance	FY92, 93	7.5	–	0.9	–	0.9
National Development Leasing Corporation Limited	Finance & Insurance	FY85, 94	12.9	3.3	2.1	1.3	3.4
ORIX Investment Finance Company Pakistan Limited	Finance & Insurance	FY96	0.6	–	–	0.6	0.6
Orix Leasing Pakistan Limited	*Finance & Insurance*	FY94	12.5	3.3	2.1	1.3	3.4
Packages Limited	Pulp & Paper	FY65, 81, 82, 87, 92, 94, 95	44.8	20.1	2.3	3.5	5.7
Pakistan Credit Rating Agency	Finance & Insurance	FY94	0.1	–	–	0.1	0.1
Pakistan Industrial & Commercial Leasing Limited	Finance & Insurance	FY94	5.0	–	1.3	–	1.3
Pakistan Industrial Leasing Corporation Limited	Finance & Insurance	FY91, 94, 95	15.5	2.2	1.9	1.0	2.9
Pakistan Petroleum Limited	Oil, Gas and Mining	FY83, 85, 95, 02	49.5	85.4	–	8.2	8.2
Pakistan Services Limited	Tourism[2]	FY93	15.0	–	1.0	3.0	4.0
Prudential Discount and Guarantee House Limited	Finance & Insurance	FY91	0.4	–	–	0.4	0.4
Regent Knitwear Limited	Textiles[3]	FY94	9.2	2.8	6.8	–	6.8
Rupafab Limited	Textiles[3]	FY96	11.0	–	2.7	–	2.7
Sarah Textiles Limited	Textiles[3]	FY92, 93, 96	7.7	–	(0.4)	‡	(0.4)
Uch Power Limited	Utilities	FY96	40.0	75.0	38.1	–	38.1
The Unit Trust of Pakistan (UTP)	Funds[5]	FY98	1.5	–	–	1.5	1.5
					289.1	88.5	377.7
Philippines							
All Asia Capital Growth Ventures BVI – I, Ltd.	Funds[5]	FY96	4.0	–	–	4.0	4.0
All Asia Capital Managers, Inc.	Funds[5]	FY96	‡	–	–	‡	‡
All Asia Capital Trust Corporation	Finance & Insurance	FY80, 83, 89, 90, 95	32.6	5.0	16.4	3.1	19.4
Asian Hospital Inc.	Health Care	FY01	7.0	–	7.0	–	7.0
Asian Ventures Ltd.	Funds[5]	FY96	‡	–	–	‡	‡
Avalon Professional Web Trade Pte. Ltd.	Information	FY01, 02	1.6	–	0.6	1.0	1.6
Banco de Oro Universal Bank	Finance & Insurance	FY02	20.0	–	20.0	–	20.0

at June 30, 2002

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments* (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Bataan Polyethylene Corporation	Chemicals	FY00	40.0	117.3	39.8	–	39.8
Eastwood Cyber One Corporation	Professional Services[8]	FY02	25.0	–	25.0	–	25.0
ePlanters	Information	FY00	0.2	–	–	0.2	0.2
Filinvest Alabang Inc.	Construction[9]	FY02	22.0	–	22.0	–	22.0
General Milling Corporation	Agriculture & Forestry	FY79, 90	5.7	–	–	1.7	1.7
Hambrecht & Quist Philippine Venture III	Funds[5]	FY99	5.8	–	–	5.8	5.8
Hambrecht & Quist Philippine Ventures	Funds[5]	FY89	2.3	–	–	1.1	1.1
Hambrecht & Quist Philippine Ventures – II	Funds[5]	FY94	2.4	–	–	1.2	1.2
Manila North Tollways Corporation	Transportation[4]	FY02	46.0	–	46.0	–	46.0
Mariwasa Manufacturing, Inc.	Minerals[7]	FY70, 72, 00	15.0	0.5	13.5	–	13.5
Marsman-Drysdale Agribusiness Holdings, Inc.	Food & Beverages	FY99	15.0	10.0	13.5	–	13.5
Micro Enterprise Bank of Phillipines	Finance & Insurance	FY01	0.1	–	–	0.1	0.1
Mirant Pagbilao Corporation	Utilities	FY93	70.0	11.0	30.0	10.0	40.0
Mirant Sual Corporation	Utilities	FY96	47.5	196.0	27.2	17.5	44.7
Northern Mindanao Power Corporation	Utilities	FY92, 93	16.8	21.0	–	4.3	4.3
Philippine International Air Terminal Company, Inc.	Transportation[4]	FY02	50.0	50.0	50.0	–	50.0
Pilipinas Shell Petroleum Corporation	Chemicals	FY93	40.3	65.9	–	1.6	1.6
PlantersBank	Finance & Insurance	FY01	23.7	–	13.5	8.7	22.2
Pryce Gases Incorporated	Professional Services[8]	FY99	13.0	5.0	13.0	–	13.0
S&R Price	Trade[6]	FY02	12.5	–	12.5	–	12.5
STRADCOM Corporation	Transportation[4]	FY01	20.0	–	12.0	8.0	20.0
Union Cement Corporation	Minerals[7]	FY93	23.6	–	–	5.6	5.6
United Pulp and Paper Company, Inc.	Pulp & Paper	FY99	30.0	–	30.0	–	30.0
Walden AB Ayala Management Co., Inc.	Funds[5]	FY95	0.1	–	–	0.1	0.1
Walden AB Ayala Ventures Co., Inc.	Funds[5]	FY95	3.8	–	–	1.3	1.3
					392.0	75.3	467.2
Samoa							
MedCen Samoa Ltd.	Health Care	FY98	0.5	–	0.5	–	0.5
National Bank of Samoa	Finance & Insurance	FY00	0.1	–	0.1	–	0.1
Wilex Cocoa and Coconut Products Limited	Food & Beverages	FY97	0.3	–	0.3	–	0.3
					0.8		0.8
Sri Lanka							
Asia Power (Private) Limited	Utilities	FY97	11.0	8.8	7.9	2.3	10.1
Fitch Ratings Lanka Limited	Finance & Insurance	FY00	0.1	–	–	0.1	0.1
Lanka Hospital Corporation Private limited	Health Care	FY01	1.1	–	–	1.1	1.1
Lanka Orix Factors Ltd.	Finance & Insurance	FY99	1.8	–	1.0	0.3	1.3
Lanka Orix Leasing Company Limited	Finance & Insurance	FY97	2.0	–	0.4	–	0.4
Mercantile Leasing Limited	Finance & Insurance	FY99	1.8	–	0.5	–	0.5
National Development Bank Housing Corp.	Finance & Insurance	FY00	1.1	–	–	1.1	1.1
Nations Trust Bank	Finance & Insurance	FY99	1.1	–	–	1.1	1.1

ASIA AND THE PACIFIC

at June 30, 2002

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[a] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Packages Lanka (Private)Limited	Pulp & Paper	FY97	1.1	–	–	1.1	1.1
South Asia Gateway Terminals (Private Limited)	Transportation[4]	FY00	42.3	–	35.0	7.3	42.3
Suntel Limited	Information	FY01	7.5	–	–	7.5	7.5
Taj Lanka Hotels Limited	Tourism[2]	FY81	8.4	10.2	–	0.6	0.6
Union Assurance Limited	Finance & Insurance	FY88, 95	1.0	–	–	1.0	1.0
					44.7	23.5	68.2
Thailand							
Advance Agro Plantation Company Limited	Agriculture & Forestry	FY94	10.0	–	4.0	–	4.0
Ayudhya Development Leasing Co. Ltd.	Finance & Insurance	FY92, 93, 96, 98	12.4	–	5.5	2.4	7.9
Bangkok Mass Transit System Public Company Limited	Transportation[4]	FY97, 99	99.7	–	89.8	9.8	99.7
Bumrungrad Medical Center Limited	Health Care	FY94	27.2	35.0	23.1	1.1	24.3
Central Plaza Hotel Company Limited	Tourism[2]	FY93	13.9	–	–	13.9	13.9
Dhana Siam Finance Securities Public Company Limited	Finance & Insurance	FY94	30.0	–	10.7	–	10.7
Finance One Public Company Limited	Finance & Insurance	FY95	30.0	147.9	17.8	–	17.8
HMC Polymers Company Limited	Chemicals	FY88, 96	18.9	11.0	–	3.9	3.9
Krung Thai IBJ Leasing Company Limited	Finance & Insurance	FY92	0.4	–	–	0.4	0.4
Ladprao General Hospital Company Ltd.	Health Care	FY90	0.3	–	–	0.3	0.3
Peroxythai Limited	Chemicals	FY89	10.7	–	1.0	–	1.0
Saha Farms Co. Ltd.	Food & Beverages	FY96	44.9	25.0	28.0	9.9	37.9
SEAVI Thailand Aruba Co. A.V.V.	Funds[5]	FY85, 91	1.5	–	–	1.5	1.5
SEAVI Thailand Venture Management Ltd.	Funds[5]	FY91	‡	–	–	‡	‡
Siam Asahi Technoglass Co. Ltd.	Indus/Cons Products[1]	FY90	6.4	–	–	6.4	6.4
Star Petroleum Refining Company, Limited	Chemicals	FY94	100.0	350.0	64.0	–	64.0
TelecomAsia Corporation Plc	Information	FY02	27.0	–	27.0	–	27.0
Thai Equity Fund	Funds[5]	FY02	37.5	–	–	37.5	37.5
Thai Petrochemical Industry Public Company Limited	Chemicals	FY97	97.5	383.3	97.5	‡	97.5
Thailand International Rating Agency	Finance & Insurance	FY01	0.1	–	–	0.1	0.1
Tuntex Petrochemicals (Thailand) Public Company Limited	Chemicals	FY94	24.9	137.5	–	4.9	4.9
United Palm Oil Industry Public Company Limited	Food & Beverages	FY95	–	–	–	1.1	1.1
					368.5	93.3	461.8
Vanuatu							
South West Pacific Investments Limited	Tourism[2]	FY96	5.5	–	0.9	–	0.9
					0.9		0.9

ASIA AND THE PACIFIC

at June 30, 2002

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments* (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Vietnam							
Franco-Vietnamese Hospital	Health Care	FY02	8.0	–	8.0	–	8.0
Global CyberSoft, Inc.	Information	FY02	1.3	–	–	1.3	1.3
Morning Star Cement Limited	Minerals[7]	FY96	30.0	66.6	21.5	–	21.5
Nghe An Tate & Lyle Ltd	Food & Beverages	FY00	20.0	20.0	16.8	–	16.8
Nghi Son Cement Corporation	Minerals[7]	FY99	21.2	18.8	19.1	–	19.1
RMIT Vietnam International University	Education Services	FY02	7.3	–	7.3	–	7.3
San Miguel Haiphong Glass Company	Minerals[7]	FY97	10.0	4.5	7.2	–	7.2
Vietnam Enterprise Investment Limited	Funds[5]	FY02	12.0	–	12.0	–	12.0
Vietnam International Leasing Company Limited	Finance & Insurance	FY97	0.8	–	–	0.8	0.8
Vinh Phat Company Limited	Textiles[3]	FY99	0.1	–	0.1	–	0.1
					92.1	2.0	94.1
Regional Investments							
Asia Opportunity Fund L.P.	Funds[5]	FY99	88.3	–	–	82.2	82.2
Asian Debt Facility	Funds[5]	FY99	100.0	–	100.0	–	100.0
Asian Infrastructure Fund	Funds[5]	FY95	50.0	–	–	43.5	43.5
Asian Infrastructure Fund Management Company Ltd.	Funds[5]	FY95, 98	0.1	–	–	0.1	0.1
Asian Mezzanine Infrastructure Fund	Funds[5]	FY97	4.3	–	–	4.3	4.3
Asian Mezzanine Infrastructure Fund Management Company	Funds[5]	FY97	0.1	–	–	0.1	0.1
Chase Asia Equity Advisors, L.D.C.	Funds[5]	FY99	‡	–	–	‡	‡
Emerging Asia CBO Limited	Finance & Insurance	FY02	17.5	–	17.4	–	17.4
SMELoan	Finance & Insurance	FY02	20.0	–	15.0	5.0	20.0
South East Asia Venture Investment Company III	Funds[5]	FY94	10.0	–	–	8.8	8.8
South East Asia Venture Investment Management Ltd.	Funds[5]	FY85	0.1	–	–	0.1	0.1
Vital Solutions Pte Ltd	Information	FY01	1.0	–	–	1.0	1.0
					132.4	145.1	277.5
Total equity and loans for Asia and the Pacific					**2,570.3**	**1,167.7**	**3,738.0**
Total guarantees and risk management products for Asia and the Pacific							**632.7**
Total IFC portfolio for Asia and the Pacific							**4,370.7**

at June 30, 2002

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments* (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Albania							
Anglo Albania Petroleum Limited	Oil, Gas and Mining	FY98	28.5	–	–	28.5	28.5
Eurotech Cement, Shpk.	Minerals[7]	FY99	1.2	–	0.8	–	0.8
FEFAD Bank Sh.A.	Finance & Insurance	FY00	1.0	–	–	1.0	1.0
National Commercial Bank Sh.A.	Finance & Insurance	FY00	2.0	–	–	2.0	2.0
Seament Albania, Sh.p.k.	Minerals[7]	FY01	15.0	–	15.0	–	15.0
					15.8	31.5	47.3
Armenia							
Armenia Hotel Closed Joint Stock Company	Tourism[2]	FY01	3.6	–	–	3.6	3.6
						3.6	3.6
Azerbaijan							
Amoco Caspian Sea Finance Limited	Oil, Gas and Mining	FY99	32.8	32.8	25.4	–	25.4
Baku Coca-Cola Bottlers Limited	Food & Beverages	FY98	12.8	–	3.5	2.3	5.8
Baku Hotel Company	Tourism[2]	FY00	17.5	–	13.1	–	13.1
Early Oil Finance Company	Oil, Gas and Mining	FY99	15.4	15.4	11.9	–	11.9
Kocbank Azerbaijan Limited	Finance & Insurance	FY99	1.0	–	–	1.0	1.0
Lukoil Overseas Chirag Finance Ltd.	Oil, Gas and Mining	FY99	19.3	19.3	14.9	–	14.9
Turkish Petroleum Early Oil Finance Company Ltd.	Oil, Gas and Mining	FY99	13.0	13.0	10.1	–	10.1
Unocal Chirag Finance Ltd.	Oil, Gas and Mining	FY99	19.4	19.4	15.0	–	15.0
					94.0	3.3	97.3
Bosnia and Herzegovina							
Akova Impex, d.o.o.	Food & Beverages	FY99	2.1	–	1.4	–	1.4
Bosnalijek, d.d. Sarajevo	Chemicals	FY99, 01	4.6	–	2.1	1.8	3.9
Central Profit Banka	Finance & Insurance	FY02	3.1	–	3.1	–	3.1
Horizonte Bosnia-Herzegovina Enterprise Fund	Funds[5]	FY98	1.8	–	–	1.8	1.8
INGA O.D.P.	Indus/Cons Products[1]	FY98	(0.1)	–	1.6	–	1.6
Konjuh Preduzece za Proizvodnju i Promet Namjestaja D.D. se P.A.	Indus/Cons Products[1]	FY92	(0.1)	–	2.3	–	2.3
Kopex–Sarajlic d.j.l. Srebrenik	Trade[6]	FY99	2.6	–	1.3	–	1.3
Lignosper ODP	Indus/Cons Products[1]	FY98	2.4	–	2.1	–	2.1
Lijanovici d.o.o.	Food & Beverages	FY99	2.5	–	1.8	–	1.8
Microenterprise Bank d.d. Sarajevo	Finance & Insurance	FY98, 99, 01	1.2	–	–	1.2	1.2
O.D. Drvno Industrijsko Preduzece "KOZARA"	Indus/Cons Products[1]	FY92	(0.1)	–	1.6	–	1.6
ODP Drvna Industrija Podgradci	Indus/Cons Products[1]	FY92	(0.1)	–	1.1	–	1.1
Sarajevo Privatization Venture	Finance & Insurance	FY02	9.6	–	10.8	‡	10.8
Sarajevska Pivara, D. D.	Food & Beverages	FY98	4.0	–	1.6	–	1.6
Sour Energoinvest	Indus/Cons Products[1]	FY85	15.2	–	8.0	–	8.0
Tvornica Kartona I Ambalaze Cazin	Pulp & Paper	FY77	10.8	7.4	3.4	–	3.4
Vrbas M.D.P.	Indus/Cons Products[1]	FY98	(0.1)	–	1.6	–	1.6
Wood Agency Credit Line *	Finance & Insurance	FY98	13.3	–	4.5	–	4.5
					48.4	4.8	53.2

EUROPE AND CENTRAL ASIA

at June 30, 2002

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments* (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Bulgaria							
Bulbank AD	Finance & Insurance	FY01	17.5	–	–	17.5	17.5
Bulgarian-American Credit Bank, AD	Finance & Insurance	FY99	5.0	–	4.0	–	4.0
Celhart Stambolijski A.D.	Pulp & Paper	FY99	15.4	–	1.8	1.5	3.3
Compagnie des Hotels de Luxe S.A.	*Tourism*[2]	FY98	13.0	9.5	13.0	–	13.0
Devnya Cement A.D.	Minerals[7]	FY99	28.6	–	27.4	–	27.4
Doverie Brico	Agriculture & Forestry	FY01	4.5	–	4.8	–	4.8
Elex N.V.	Indus/Cons Products[1]	FY01	8.4	–	8.9	–	8.9
EuroMerchant Balkan Fund SICAV	Funds[5]	FY95	5.0	–	–	4.9	4.9
Florina Bulgaria S.A.	Food & Beverages	FY01	3.8	–	4.2	–	4.2
InterLease A.D.	Finance & Insurance	FY98	3.8	–	1.8	0.3	2.1
Kronospan Bulgaria EOOD	Indus/Cons Products[1]	FY00, 01	19.1	11.9	18.6	–	18.6
Paper Factory Stambolijski	Pulp & Paper	FY02	25.5	–	23.5	2.0	25.5
ProCredit Bank AD	Finance & Insurance	FY01	1.0	–	–	1.0	1.0
Sofia Med	Primary Metals	FY01	13.4	–	13.4	–	13.4
					121.5	27.2	148.7
Croatia							
Alpe Jadran Banka D. D.	Finance & Insurance	FY98	3.0	–	2.2	–	2.2
Belisce D.D.	Pulp & Paper	FY73, 81, 98	51.1	51.2	10.0	6.0	16.0
Brodogradiliste "Viktor Lenac" d.d.	Indus/Cons Products[1]	FY00	12.1	9.0	6.0	6.1	12.1
Croatia Banka d.d.	Finance & Insurance	FY02	8.9	–	8.9	–	8.9
The Croatia Capital Partnership L.P.	Funds[5]	FY99	5.0	–	–	5.0	5.0
Erste & Steiermarkische Bank D.D.	Finance & Insurance	FY00	14.9	–	13.0	–	13.0
Pliva d.d.	Chemicals	FY01	35.0	12.5	32.9	–	32.9
Trscanska Stedionica – Bank D.D.	Finance & Insurance	FY98, 99	2.6	–	–	2.6	2.6
					73.0	19.7	92.7
Czech Republic							
CDV-1 Holding Company, L.P.	Finance & Insurance	FY01	17.8	–	–	9.1	9.1
Cekoslovenská Obchodní Banka	Finance & Insurance	FY99	77.7	–	–	77.7	77.7
Cembrit CZ, a.s.	Oil, Gas and Mining	FY95	5.0	–	1.9	–	1.9
Cembrit Moravia, a.s.	Oil, Gas and Mining	FY95	5.6	–	2.0	–	2.0
Energy Center Kladno Generating, s.r.o. (ECKG)	Utilities	FY97	58.3	24.2	47.8	–	47.8
Hayes Lemmerz Autokola, a.s.	Indus/Cons Products[1]	FY94	16.4	22.1	4.6	–	4.6
Nová Hut, a.s.	Primary Metals	FY97, 98	84.7	159.6	80.7	–	80.7
					137.1	86.9	224.0
Estonia							
Aktsiaselts Eesti Ühispank	Finance & Insurance	FY97, 99	22.6	–	16.1	–	16.1
AS Eesti Raudtee	Transportation[4]	FY02	50.0	–	50.0	–	50.0
AS Schlossie Hotel Group	Tourism[2]	FY00	5.1	–	4.6	–	4.6
Elcoteq Tallinn, A.S.	Indus/Cons Products[1]	FY97	7.7	–	0.8	–	0.8
Horizon Tselluloosi Ja Paberi Aktsiaselts	Pulp & Paper	FY98, 00	14.4	–	11.2	1.5	12.7
Kreenholmi Valduse A.S.	Textiles[3]	FY01	7.2	10.2	7.9	–	7.9
					90.5	1.5	92.0

EUROPE AND CENTRAL ASIA

at June 30, 2002

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments* (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Georgia							
AES Telasi JSC	Utilities	FY00	30.0	–	30.0	–	30.0
Bank of Georgia	Finance & Insurance	FY00	3.0	–	3.0	–	3.0
Georgian Glass and Mineral Water Company N.V.	Food & Beverages	FY97, 00	3.2	–	–	3.2	3.2
Microfinance Bank of Georgia	Finance & Insurance	FY99, 01, 02	6.8	–	6.0	0.8	6.8
Saaktsio Sazogadoeba Mina	Minerals[7]	FY99	8.8	–	6.3	2.5	8.8
TBC Bank	Finance & Insurance	FY98, 02	6.9	–	4.0	0.9	4.8
Tbilcombank	Finance & Insurance	FY99	1.0	–	0.5	–	0.5
					49.8	7.3	57.1
Hungary							
Albadomu Malatatermelo Es Kereskedelmi BT	Food & Beverages	FY94	7.3	–	–	1.3	1.3
Axon Vagyonkezelö Organizációs és Befektétesi	Finance & Insurance	FY99	0.9	–	–	0.9	0.9
Dexter Mold Making Company Limited	Plastics & Rubber	FY90	3.7	–	–	‡	‡
ERU Hungaria Sajtgyarto KFT	Food & Beverages	FY97	2.5	2.0	2.3	–	2.3
Euroventures Hungary B.V.	Funds[5]	FY92	2.5	–	–	0.7	0.7
The First Hungary Fund Limited	Funds[5]	FY90	7.5	–	–	2.6	2.6
Honeywell ESCO Hungary	Utilities	FY00	3.0	–	–	3.0	3.0
Hungarian Telecommunications Company Limited	Information	FY94, 96	44.5	50.0	–	10.4	10.4
Hungarian Telecommunications Company Limited (Matav)	Information	FY92	–	–	–	0.3	0.3
Inter-Europa Bank Rt.	Finance & Insurance	FY96	10.0	5.0	3.0	–	3.0
					5.3	19.2	24.5
Kazakhstan							
ABN-AMRO (Kazakhstan)	Finance & Insurance	FY94, 96, 98	5.3	1.0	–	4.6	4.6
CASPI Limited	Tourism[2]	FY01	2.5	–	2.5	–	2.5
First International Oil Corporation	Oil, Gas and Mining	FY01	‡	–	–	‡	‡
Joint Stock Company Ispat Karmet	Primary Metals	FY98, 99	30.7	–	20.5	–	20.5
Kazakhstan Construction Company CJSC	Minerals[7]	FY99	1.1	–	0.9	0.3	1.1
Kazgermunai	Oil, Gas and Mining	FY98	41.0	–	30.8	0.7	31.4
LP-Gaz Limited Liability Partnership	Utilities	FY00	2.0	–	2.0	–	2.0
OJSC Neftebank	Finance & Insurance	FY01	2.5	–	2.5	–	2.5
Open Joint Stock Company "Bank Turanalem"	Finance & Insurance	FY00	15.0	–	10.1	4.9	15.0
Open Joint Stock Company "Kazkommertsbank"	Finance & Insurance	FY97, 00	12.5	20.0	6.1	1.0	7.1
Rambutya Limited Liability Partnership	Trade[6]	FY00, 02	12.9	–	11.6	–	11.6
Sazankurak Joint Stock Company	Oil, Gas and Mining	FY01	20.0	–	19.2	–	19.2
					106.0	11.5	117.4

at June 30, 2002

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[a] (US$ millions) Total IFC	Total syndi- cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Kyrgyz Republic							
Akun Ltd.	Food & Beverages	FY02	2.4	–	2.4	–	2.4
Demir Kyrgyz International Bank	Finance & Insurance	FY98	0.5	–	–	0.5	0.5
FINCA Microfinance Resource	Finance & Insurance	FY02	1.0	–	–	1.0	1.0
Kumtor Gold Company	Oil, Gas and Mining	FY95	40.0	–	10.0	–	10.0
Kyrgyz Investment & Commercial Bank	Finance & Insurance	FY01	1.4	–	–	1.4	1.4
Kyrgyz-Chinese Joint Venture Altyn-Ajydar	Pulp & Paper	FY00	0.3	–	0.3	–	0.3
					12.7	2.8	15.5
Latvia							
Linstow Varner SIA	Trade[6]	FY02	25.0	35.0	25.0	–	25.0
					25.0		25.0
Lithuania							
AB Drobe Wool	Textiles[3]	FY00	6.6	–	5.9	0.5	6.4
AB Ekranas	Indus/Cons Products[1]	FY99	12.4	–	13.9	–	13.9
Viesbutis Lietuva	Tourism[2]	FY02	9.9	9.9	9.9	–	9.9
Vilniaus Bankas AB	Finance & Insurance	FY99, 01	18.3	–	21.8	–	21.8
Vilniaus Margarino Gamykla	Food & Beverages	FY92	–	–	0.3	–	0.3
					51.8	0.5	52.3
Macedonia							
Alkaloid AD Skopje	Chemicals	FY00	8.4	–	8.5	–	8.5
Enterprise for Production, Trade, and Services "Nikol-Fert" Export-Import, D.O.O.	Primary Metals	FY98	3.8	–	3.8	–	3.8
Komercijalna Banka A.D. Skopje	Finance & Insurance	FY01	4.6	–	5.0	–	5.0
Makedonijaturist A.D.	Tourism[2]	FY99	4.0	–	2.3	–	2.3
Makedonski Telekomunikacii	Information	FY98	25.0	25.0	6.8	11.3	18.2
Masinomont	Indus/Cons Products[1]	FY98	0.8	–	0.7	–	0.7
SEAF-Macedonia LLC	Funds[5]	FY00	2.5	–	–	2.5	2.5
Stopanska Banka a.d. Skopje	Finance & Insurance	FY98, 00, 01	8.8	–	–	8.6	8.6
Teteks A.D.	Textiles[3]	FY98	1.5	–	0.5	–	0.5
Teteks A.D. Tetovo	Textiles[3]	FY02	5.3	–	5.3	–	5.3
					32.9	22.4	55.3
Moldova							
Banca Comerciala Victoriabank SA	Finance & Insurance	FY02	4.0	–	4.0	–	4.0
Incon JSC, Cupchin JSC, Ungheni JSC, Floresti JSC	Food & Beverages	FY97	6.9	–	4.3	2.0	6.3
Micro Enterprise Credit (MEC) din Moldova S.A	Finance & Insurance	FY00	1.0	–	0.9	0.1	1.0
Moldinconbank S.A.	Finance & Insurance	FY01	3.0	–	3.0	–	3.0
RED Chisinau, RED Centru & RED Sud	Utilities	FY02	25.0	–	25.0	–	25.0
Voxtel S.A.	Information	FY99, 00, 01	16.6	25.0	15.0	1.6	16.6
					52.2	3.7	55.9

EUROPE AND CENTRAL ASIA

at June 30, 2002

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[a] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Poland							
Baltic Malt Sp. zo.o	Food & Beverages	FY97	8.4	–	2.2	1.9	4.1
Central Poland Fund, L.L.C.	Funds[5]	FY98	1.6	–	–	1.6	1.6
Gaspol S.A.	Transportation[4]	FY96, 97	6.0	–	–	6.0	6.0
Global Hotels Development Group Poland S.A.	Tourism[2]	FY99	10.5	–	7.5	3.2	10.7
Honeywell ESCO Polska	Utilities	FY00	0.2	–	–	0.2	0.2
Huta L.W. Sp. z o.o.	Primary Metals	FY93	22.8	–	4.6	–	4.6
Intercell S.A.	Pulp & Paper	FY95, 97, 98, 01	13.6	–	–	13.6	13.6
Norgips Opole SP z o.o.	Oil, Gas and Mining	FY97	11.4	21.4	8.0	–	8.0
Paroc Polska Sp. z o.o.	Minerals[7]	FY99	9.0	–	5.9	–	5.9
Peters A.G./GMT–Poland S.A.	Food & Beverages	FY94	6.6	–	5.6	1.0	6.6
Pilkington Polska SP. z o.o.	Minerals[7]	FY93	44.7	25.4	6.5	–	6.5
Poland Investment Fund L.P.	Funds[5]	FY95	2.5	–	–	1.5	1.5
					40.3	29.0	69.3
Romania							
Ambro S.A.	Pulp & Paper	FY00	5.9	–	4.8	–	4.8
Banc Post S.A.	Finance & Insurance	FY99, 02	20.0	–	10.0	–	10.0
Banca Romaneasca S.A.	Finance & Insurance	FY01	5.9	–	5.9	–	5.9
The Danube Fund	Funds[5]	FY97	2.0	–	–	1.8	1.8
Demir Romlease S.A.	Finance & Insurance	FY95, 98, 01	9.8	–	5.3	1.0	6.3
Demirbank (Romania) S.A.	Finance & Insurance	FY99	7.6	–	2.1	–	2.1
Dunapack Rambox Prodimpex S.R.L.	Pulp & Paper	FY99	4.1	–	1.1	2.0	3.1
ICME ECAB S.A.	Primary Metals	FY02	14.2	–	14.9	–	14.9
Interbrew Efes Brewery	Food & Beverages	FY98	16.2	8.0	5.6	–	5.6
Krupp Bilstein Compa S.A.	Indus/Cons Products[1]	FY98	2.8	2.8	1.3	–	1.3
Krupp Compa Arcuri S.A.	Indus/Cons Products[1]	FY99	6.2	2.7	4.1	–	4.1
Microfinance Bank of Romania S.A.	Finance & Insurance	FY02	2.0	–	–	2.0	2.0
Mobil Rom S.A.	Information	FY92, 98	52.1	162.9	40.7	–	40.7
Societatci Comerciala de Asegurare Reasigurare Eleno-Romana Garanta S.A.	Finance & Insurance	FY99	0.6	–	–	0.6	0.6
					95.7	7.5	103.1
Russian Federation							
Alpha Cement Open Joint Stock Company	Minerals[7]	FY96, 98	15.6	–	–	13.5	13.5
Aminex Plc	Oil, Gas and Mining	FY97, 99	13.2	–	–	5.5	5.5
AO Mosenergo	Utilities	FY98	20.0	–	16.9	–	16.9
Baltiskii Leasing ZAO	Finance & Insurance	FY02	2.0	–	2.0	–	2.0
Campina OOO	Food & Beverages	FY00	8.8	–	6.2	–	6.2
Commercial Bank DeltaCredit	Finance & Insurance	FY02	20.0	–	20.0	–	20.0
DeltaLeasing	Finance & Insurance	FY02	10.0	–	10.0	–	10.0
Egar Technology	Information	FY02	1.5	–	–	1.5	1.5
First NIS Regional Fund	Funds[5]	FY95	15.0	–	–	1.8	1.8
Framlington Russian Investment Fund	Funds[5]	FY94	8.0	–	–	7.8	7.8
IKEA MOS (Retail and Property)	Trade[6]	FY00	15.0	–	15.0	–	15.0

EUROPE AND CENTRAL ASIA

at June 30, 2002

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[a] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Industry & Construction Bank	Finance & Insurance	FY02	10.0	–	10.0	–	10.0
Joint Stock Bank "Toribank"	Finance & Insurance	FY98	12.2	–	–	‡	‡
NBD Bank	Finance & Insurance	FY02	2.5	–	2.5	–	2.5
New Medical Center	Health Care	FY01	2.1	–	2.1	–	2.1
OAO Borsky Stekolny Zavod	Minerals[7]	FY98	15.0	–	–	15.0	15.0
OAO DreVo	Agriculture & Forestry	FY99	0.9	–	–	0.9	0.9
Omsukchansk Mining and Geological Company	Oil, Gas and Mining	FY01	10.0	–	10.0	–	10.0
OOO Ruscam	Minerals[7]	FY02	13.0	–	13.0	–	13.0
Open Joint Stock Company Commercial Bank "Center-invest"	Finance & Insurance	FY02	2.0	–	2.0	–	2.0
Pioneer First Russia, Inc.	Funds[5]	FY97	4.0	–	–	4.0	4.0
ProbusinessBank	Finance & Insurance	FY02	5.0	–	5.0	–	5.0
Ramenka	Trade[6]	FY99, 01	60.5	–	53.9	–	53.9
RTDC Holdings, Inc.	Information	FY95	7.5	–	–	7.5	7.5
Russian Standard Bank	Finance & Insurance	FY02	10.0	–	–	10.0	10.0
The Russian Technology Fund L.P.	Funds[5]	FY96	1.0	–	–	1.0	1.0
Sector Investment Holding Company Ltd.	Funds[5]	FY92	–	–	–	1.1	1.1
Small Business Credit Bank (KMB Bank)	Finance & Insurance	FY02	7.0	–	7.0	–	7.0
Swedwood Holding, BV	Indus/Cons Products[1]	FY02	5.7	–	6.5	–	6.5
United Export Import (Unexim) Bank	Finance & Insurance	FY97	7.5	–	5.3	–	5.3
Volga-Dnepr Airlines	Transportation[4]	FY02	16.9	13.0	16.9	–	16.9
ZAO Deutsche Leasing Vostok	Finance & Insurance	FY00	0.6	–	–	0.6	0.6
ZAO The National Registry Company	Finance & Insurance	FY95	1.5	–	–	1.5	1.5
ZAO Sonic Duo	Information	FY02	30.0	10.0	30.0	–	30.0
ZAO Stora Enso Packaging	Pulp & Paper	FY00, 02	14.5	–	11.8	–	11.8
					246.0	71.7	317.7
Slovak Republic							
Scametatra a.s.	Plastics & Rubber	FY98, 00	3.6	–	1.9	–	1.9
West Export Import Company v.o.s.	Chemicals	FY99	2.1	–	1.2	–	1.2
					3.1		3.1
Slovenia							
Slovenian Development Capital Fund Limited	Funds[5]	FY95	4.6	–	–	3.8	3.8
						3.8	3.8
Tajikistan							
Holland-Tajik Joint Venture M&P	Trade[6]	FY00	0.4	–	0.4	–	0.4
SugdAgroServ	Agriculture & Forestry	FY02	0.3	–	0.3	–	0.3
Telecom Technology Ltd.	Information	FY02	0.3	–	0.3	–	0.3
Tojiksodirotbonk	Finance & Insurance	FY02	0.5	–	–	0.5	0.5
Zeravshan Gold Company	Oil, Gas and Mining	FY97, 98	13.8	–	10.3	1.2	11.5
					11.3	1.7	13.0

at June 30, 2002

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments* (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Turkey							
Adana Çimento Sanayi Türk A.Ş.	Minerals[7]	FY99	15.0	10.0	10.0	–	10.0
Alternatif Finansal Kiralama A.Ş.	Finance & Insurance	FY92	–	–	2.2	–	2.2
Alternatifbank A.Ş.	Finance & Insurance	FY92, 99	15.0	15.0	12.0	–	12.0
Arcelik-LG Klima Sanayi ve Ticaret A.Ş.	Indus/Cons Products[1]	FY00	14.4	9.6	14.3	–	14.3
Arçelik, A.Ş.	Indus/Cons Products[1]	FY96, 01	78.2	90.1	63.6	–	63.6
Assan Demir ve Sac Sanayi A.Ş.	Primary Metals	FY94, 97, 02	54.7	10.0	31.0	–	31.0
Atilim University	Education Services	FY02	6.5	–	6.5	–	6.5
Aytac Dis Ticaret Yatirim Sanayi A.Ş.	Food & Beverages	FY94	10.0	10.0	2.8	–	2.8
Banvit Bandirma Vitaminli Yem Sanayi A.Ş.	Agriculture & Forestry	FY01	25.0	–	18.3	5.0	23.3
Bayindirbank A.Ş.	Finance & Insurance	FY94, 97, 00	30.0	60.0	13.5	–	13.5
Borçelik Çelik Sanayii Ticaret A.Ş.	Primary Metals	FY92, 95, 96, 97	47.1	–	10.0	9.7	19.7
Çayeli Bakir Isletmeleri A.Ş.	Oil, Gas and Mining	FY93	30.0	45.0	8.4	–	8.4
CBS Boya Kimya Sanayii ve Ticaret A.Ş.	Chemicals	FY95, 96	0.7	–	–	3.7	3.7
CBS Holding A.Ş.	Chemicals	FY94	15.5	–	4.0	–	4.0
CBS Printas Baski Mürekkepleri ve Gerecleri A.Ş.	Chemicals	FY96, 01	‡	–	–	0.6	0.6
Cerrahogullari T.A.Ş.	Transportation[4]	FY94	8.8	–	0.2	–	0.2
Demir Finansal Kiralama A.Ş.	Finance & Insurance	FY97, 98	15.0	–	3.3	–	3.3
Eczacibasi Karo Seramik	Minerals[7]	FY02	10.5	–	10.5	–	10.5
Edirne Giyim Sanayi A.Ş.	Textiles[3]	FY89	6.4	–	0.4	–	0.4
Eldor Elektronik Sanayi ve Ticaret A.Ş.	Indus/Cons Products[1]	FY93, 97	6.0	–	0.8	–	0.8
Elginkan Holding A.Ş.	Indus/Cons Products[1]	FY88, 93, 97	47.8	1.9	1.0	–	1.0
Entek Elektrik Üretimi Otoprodüktor Grubu A.Ş.	Utilities	FY98	25.0	26.5	22.5	–	22.5
Finans Finansal Kiralama Anonim Sirketi	Finance & Insurance	FY97, 98	11.0	–	2.9	–	2.9
Finansbank, A.Ş.	Finance & Insurance	FY92, 00	20.0	55.6	8.9	–	8.9
Garanti Finansal Kiralama A.Ş.	Finance & Insurance	FY95, 98, 00	19.3	43.4	2.7	–	2.7
Global Securities Inc.	Finance & Insurance	FY94, 95, 96	2.8	–	–	‡	‡
Gunkol Gunes Enerjisi ve Klima Sanayi A.Ş.	Indus/Cons Products[1]	FY02	10.8	–	11.6	–	11.6
Gümüssuyu Hali ve Yer Kaplamalari Sanayi ve Ticaret A.Ş.	Textiles[3]	FY99	7.0	–	6.8	–	6.8
Indorama Iplik Sanayii ve Ticaret A.Ş.	Textiles[3]	FY99	10.7	–	8.1	0.7	8.8
Ipek Kagit Sanayii ve Ticaret A.Ş.	Pulp & Paper	FY98, 00, 02	44.6	33.0	40.0	–	40.0
Isiklar Ambalaj A.Ş.	Pulp & Paper	FY00	9.8	–	9.8	–	9.8
Istanbul Bilgi University	Education Services	FY01	12.0	–	12.0	–	12.0
Kepez Elektrik T.A.Ş.	Utilities	FY91	20.2	–	7.7	–	7.7
Kiris Otelcilik ve Turizm A.Ş.	Tourism[2]	FY89, 90	23.4	–	22.7	–	22.7
Kocbank A.Ş.	Finance & Insurance	FY97	10.0	60.0	1.4	–	1.4
Koy-Tur Holding A.Ş.	Food & Beverages	FY91, 92	12.7	–	–	‡	‡
Kula Mensucat Fabrikasi A.Ş.	Textiles[3]	FY91	19.8	–	4.6	–	4.6
Medya Holding A.Ş.	Information	FY93, 96	28.6	–	7.3	–	7.3
Milli Reasurans T.A.Ş.	Finance & Insurance	FY02	50.0	–	50.0	–	50.0
Modern Karton Sanayii ve Ticaret A.Ş.	Pulp & Paper	FY98, 02	30.0	10.0	26.4	–	26.4
NASCO Nasreddin Holding A.Ş.	Textiles[3]	FY92	17.5	5.0	10.2	–	10.2
Oyak Bank A.Ş.	Finance & Insurance	FY98	15.0	25.0	3.3	–	3.3
Pasabahce Eskisehir Cam	Minerals[7]	FY02	7.5	–	7.5	–	7.5

EUROPE AND CENTRAL ASIA

at June 30, 2002

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[a] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Sanajii ve Ticaret							
Pasabahce-Schott Cam Sanayi ve Ticaret A.Ş.	Minerals[7]	FY99	16.7	16.7	6.3	–	6.3
Pinar Entegre Et Ve Yem Sanayi A.Ş.	Food & Beverages	FY84, 94, 98	21.9	–	7.9	–	7.9
Pinar Sut Mamulleri Sanayii A.Ş.	Food & Beverages	FY94, 00	22.4	–	14.9	–	14.9
Rant Finansal Kiralama A.Ş.	Finance & Insurance	FY92, 98	4.8	–	0.5	–	0.5
Sakosa Sabanci–Kosa Endüstriyel Iplik ve Kord Bezi Sanayi ve Ticaret A.Ş.	Textiles[3]	FY99	24.3	23.8	21.8	–	21.8
Silkar Turizm Yatirim ve Isletmeleri A.Ş.	Tourism[2]	FY86, 90	19.3	9.8	3.2	0.3	3.4
Söktas Pamuk ve Tarim Ürunlerini Degerlendirme Ticaret ve Sanayi A.Ş.	Textiles[3]	FY98, 02	17.0	–	12.7	–	12.7
TEB Finansal Kiralama A.Ş.	Finance & Insurance	FY99	5.0	–	3.3	–	3.3
Trakya Cam Sanayii A.Ş.	Minerals[7]	FY79, 83, 84, 89, 91, 96, 99	66.7	31.4	–	3.4	3.4
Türk Ekonomi Bankasi	Finance & Insurance	FY95, 99	27.5	37.5	10.0	–	10.0
Turk Venture Partners, LLC	Funds[5]	FY02	10.0	–	–	10.0	10.0
Türkiye Sise ve Cam Fabrikalari A.Ş.	Minerals[7]	FY93, 97, 02	76.0	50.2	35.0	–	35.0
Unye Cimento Sanayi ve Ticaret A.Ş.	Minerals[7]	FY00	21.4	–	16.8	–	16.8
Uzel Makina Sanayii A.Ş.	Indus/Cons Products[1]	FY99	11.4	8.5	10.4	–	10.4
Viking Kagit ve Seluloz, A.Ş.	Pulp & Paper	FY70, 71, 82, 83, 98	15.2	–	8.6	–	8.6
Yalova Elyaf ve Iplik A.Ş..	Textiles[3]	FY96	15.0	8.0	2.5	–	2.5
Yapi Kredi Finansal Kirkalama A.O.	Finance & Insurance	FY97, 98	12.9	–	2.2	–	2.2
Yeditepe Beynelmilel Otelcilik Turizm ve Ticaret A.Ş.	Tourism[2]	FY92, 90, 94, 02	31.8	27.5	11.8	‡	11.8
					647.1	33.3	680.4
Ukraine							
First Ukrainian International Bank	Finance & Insurance	FY98	5.0	–	–	5.0	5.0
Joint Stock Commercial Bank HVB Bank Ukraine	Finance & Insurance	FY98	2.3	–	–	2.3	2.3
JSC Damen Shipyards Okean	Indus/Cons Products[1]	FY02	10.0	–	10.0	–	10.0
Microfinance Bank of Ukraine	Finance & Insurance	FY01	5.2	–	3.5	1.7	5.2
Ukraine Fund	Funds[5]	FY94, 97	3.5	–	–	3.3	3.3
					13.5	12.3	25.8
Uzbekistan							
ABN–AMRO Bank NB Uzbekistan A.O.	Finance & Insurance	FY96	1.0	–	–	1.0	1.0
Core Pharmsanoat	Chemicals	FY98	3.9	3.4	2.0	0.5	2.5
Fayz Holding Joint Stock Company of the Open Type	Indus/Cons Products[3]	FY98	2.4	–	1.1	0.5	1.6
National Bank for Foreign Economic Activity of the Republic of Uzbekistan	Finance & Insurance	FY00	15.0	–	15.0	–	15.0
Open Joint-Stock Commercial Bank "Hamkorbank"	Finance & Insurance	FY01	1.0	–	1.0	–	1.0

EUROPE AND CENTRAL ASIA

at June 30, 2002

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments* (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Osiyo Granite Ltd.	Minerals[7]	FY01	1.6	–	1.6	–	1.6
Private Closed Joint-Stock Commercial Bank "Parvina Bank"	Finance & Insurance	FY01	1.0	–	1.0	–	1.0
State Joint-Stock Commercial Bank "Asaka"	Finance & Insurance	FY00	10.0	–	10.0	–	10.0
The Uzbek-Dutch Joint Venture Uzdutch Cheese Ltd. Limited Liability Company	Food & Beverages	FY00	0.6	–	0.6	–	0.6
Uzbek Leasing International A.O.	Finance & Insurance	FY96, 01	0.9	–	–	0.9	0.9
					32.4	2.9	35.3
Yugoslavia, Federal Republic of							
Fresh&Co	Food & Beverages	FY02	7.1	–	7.6	–	7.6
Institut Za Fizikalnu Medicinu I Rehabilitaciju "Dr. Simo Milosevic", Igalo	Health Care	FY82, 88	19.1	–	8.6	–	8.6
Jugobanka A.D. Beograd	Finance & Insurance	FY86	25.4	10.4	4.3	–	4.3
Loan to Eight Banks for Small-Scale Enterprises	Finance & Insurance	FY80	26.0	4.2	1.1	–	1.1
Micro Enterprise Bank Kosova	Finance & Insurance	FY02	1.1	–	–	1.1	1.1
Micro Finance Bank A.D.	Finance & Insurance	FY02	5.0	–	4.0	1.0	5.0
Montenegro A.D. Podgorica	Tourism[2]	FY80	21.0	–	2.0	–	2.0
Radoje Dakic	Indus/Cons Products[1]	FY80	18.7	–	1.2	–	1.2
Raiffeisen International Beteiligungs AG	Finance & Insurance	FY02	2.4	–	–	2.4	2.4
Tigar Rubber Products Company A.D.	Plastics & Rubber	FY02	19.3	–	15.9	4.0	19.9
Vojvodjanska Banka – Udruzena Banka	Finance & Insurance	FY87, 89	56.0	31.2	40.6	–	40.6
					85.3	8.4	93.7
Regional Investments							
ABC Medicover Holdings B.V.	Health Care	FY99	7.0	–	5.8	–	5.8
Advent Central and Eastern Europe II	Funds[5]	FY98	15.0	–	–	14.2	14.2
Advent Central Europe Management L.P.	Funds[5]	FY95	‡	–	–	‡	‡
Advent Private Equity Fund – Central Europe L.P.	Funds[5]	FY98	10.0	–	–	4.8	4.8
AIG Emerging Europe Infrastructure Fund	Funds[5]	FY00	30.0	–	–	30.0	30.0
Alliance ScanEast Fund, L.P.	Funds[5]	FY94	4.9	–	–	4.0	4.0
Baring Vostok Private Equity Fund, L.P	Funds[5]	FY01	15.0	–	–	14.9	14.9
Black Sea Fund L.P.	Funds[5]	FY99, 02	14.5	–	–	14.4	14.4
Central Europe Telecom Investments, L.P.	Funds[5]	FY94	9.7	–	–	5.7	5.7
The Czech and Slovak Private Equity Fund L.P.	Funds[5]	FY95	2.5	–	–	2.5	2.5
Euromedic International	Health Care	FY02	13.8	–	14.3	–	14.3
European Renaissance Capital, L.P.	Funds[5]	FY94	5.0	–	–	3.8	3.8
Intra-Regional Trade Enhancement Facility	Finance & Insurance	FY96, 99	0.9	–	0.2	–	0.2
New Europe–East Investment Fund	Funds[5]	FY93	10.0	–	–	‡	‡
NIS Restructuring Facility, L.P.	Funds[5]	FY00	10.0	–	–	9.3	9.3
The Romania & Moldova Direct Fund, LP	Funds[5]	FY99	4.0	–	–	4.0	4.0

EUROPE AND CENTRAL ASIA

at June 30, 2002

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments* (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
SEAF Central and Eastern Europe Growth Fund LLC	Funds[5]	FY01	3.3	–	–	3.3	3.3
SEAF Trans-Balkan Fund LLC	Funds[5]	FY01	4.8	–	–	4.8	4.8
					20.2	115.7	136.0
Total equity and loans for Europe and Central Asia					**2,110.9**	**532.0**	**2,642.9**
Total guarantees and risk management products for Europe and Central Asia							**81.9**
Total IFC portfolio for Europe and Central Asia							**2,724.8**

LATIN AMERICA AND THE CARIBBEAN

at June 30, 2002

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[a] (US$ millions)		Investments held for IFC (US$ millions)		
			Total IFC	Total syndications	Loans	Equity (at cost)	Total loans and equity
Argentina							
Aceitera General Deheza S.A.	Food & Beverages	FY95, 02	55.0	30.0	32.5	–	32.5
Acindar Industria Argentina de Aceros, S.A.	Primary Metals	FY60, 95, 97, 99	119.4	90.7	84.7	16.4	101.1
Aguas Argentinas S.A.	Utilities	FY95, 96	85.0	307.5	46.6	7.0	53.6
Aguas Provinciales de Santa Fé	Utilities	FY01	20.0	30.0	20.0	–	20.0
Alpargatas S.A.I.C.	Textiles[3]	FY77, 84, 86, 88, 94, 97	76.3	117.0	24.2	7.4	31.6
American Plast, S.A.	Plastics & Rubber	FY99	10.0	–	7.8	–	7.8
Argentina Equity Investments I Ltd	Funds[5]	FY94	4.0	–	–	2.8	2.8
Asociación Civil Universidad del Salvador	Education Services	FY01	10.0	–	10.0	–	10.0
Asociación Unión Tamberos Cooperativa Limitada (AUCTL)	Food & Beverages	FY99	6.0	–	5.2	–	5.2
Banco Corporación Financiera Hipotecaria S.A.	Finance & Insurance	FY00	62.5	–	26.6	12.5	39.1
Banco de Galicia y Buenos Aires S.A.	Finance & Insurance	FY92, 97, 99	80.0	245.0	65.0	–	65.0
Banco del Suquia S.A.	Finance & Insurance	FY98, 99	45.0	30.0	42.0	–	42.0
Banco Francés del Río de la Plata S.A	Finance & Insurance	FY89, 91, 97	29.3	–	0.5	–	0.5
Banco General de Negocios S.A.	Finance & Insurance	FY94, 99	48.0	–	33.0	–	33.0
Banco Hipotecario S.A.	Finance & Insurance	FY00	25.0	102.5	25.0	–	25.0
Banco Roberts S.A.	Finance & Insurance	FY95, 98	50.0	–	42.0	–	42.0
Bansud S.A.	Finance & Insurance	FY97	4.9	–	1.9	–	1.9
CCBA S.A.	Food & Beverages	FY96	18.5	33.0	12.1	–	12.1
Cefas S.A.	Oil, Gas and Mining	FY00	15.0	–	15.0	–	15.0
Cervecería y Maltería Quilmes S.A. (Quilmes)	Food & Beverages	FY94	15.0	15.0	4.0	–	4.0
Cerámica Zanón S.A.C.I. y M.	Minerals[7]	FY96	20.0	–	17.7	–	17.7
Compañía Elaboradora de Productos Alimenticios S.A.	Food & Beverages	FY95	15.0	6.0	9.7	–	9.7
Compañías Asociadas Petroleras S.A.	Oil, Gas and Mining	FY97	17.0	33.0	11.0	–	11.0
Concesiones y Construcciones de Infraestructura S.A.	Transportation[4]	FY00	26.0	–	6.0	20.0	26.0
Correo Argentino S.A.	Transportation[4]	FY99	75.0	54.0	57.4	6.8	64.2
Empresa Distribuidora Norte Sociedad Anónima S.A.	Utilities	FY94, 96	45.0	128.0	18.8	–	18.8
FAPLAC, S.A.	Indus/Cons Products[1]	FY00	15.0	–	15.0	–	15.0
Ferroexpreso Pampeano, S.A.C.	Transportation[4]	FY93	10.8	17.6	2.5	–	2.5
Fondo Agrícola de Inversión Directa 2003 y Unifund S.A.	Funds[5]	FY98	2.8	–	–	2.8	2.8
Frigorífico Regional Industrias Alimenticias Reconquista (Friar) (S.A.)	Food & Beverages	FY98	12.5	7.0	12.5	–	12.5
Frigorífico Rioplatense S.A.I.C.I.F.	Food & Beverages	FY92	13.0	4.0	5.3	1.0	6.3
FV S.A.	Indus/Cons Products[1]	FY99	16.0	–	12.3	–	12.3
Grunbaum, Rico y Daucourt S.A.I.C. y F.	Textiles[3]	FY96	10.0	5.0	8.0	–	8.0
Guipeba-Ceval S.A.	Food & Beverages	FY97	20.0	20.0	14.6	–	14.6
Hospital Privado Centro Médico De Córdoba S.A.	Health Care	FY99	9.6	–	9.1	–	9.1
Juan Minetti S.A.	Minerals[7]	FY78, 81, 86, 87, 93, 94, 99	101.8	197.5	59.0	‡	59.0
Kleppe S.A. y El Caldero S.A.	Agriculture & Forestry	FY95, 98	12.0	–	10.2	–	10.2

at June 30, 2002

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[3] (US$ millions) Total IFC	Total syndications	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Maltería Pampa S.A.	Food & Beverages	FY93, 96	19.0	12.0	5.8	–	5.8
Merchant Bankers Asociados S.A.	Finance & Insurance	FY96	0.2	–	–	0.2	0.2
Milkaut S.A.	Food & Beverages	FY92, 97	20.0	5.0	15.6	5.0	20.7
Molinos Río de la Plata S.A.	Food & Beverages	FY93, 94	2.3	–	–	5.5	5.5
Nahuelsat S.A.	Information	FY95	35.0	–	8.8	5.0	13.8
Nuevo Banco de Santa Fé	Finance & Insurance	FY01	20.0	–	19.4	–	19.4
Nuevo Central Argentino S.A.	Transportation[4]	FY93	13.0	15.0	0.6	3.0	3.6
Pan American Energy LLC	Oil, Gas and Mining	FY93, 96	80.0	100.0	1.8	–	1.8
Patagonia Fund, L.P.	Funds[5]	FY98	25.0	–	–	15.0	15.0
Patagonia Mint S.A.	Food & Beverages	FY98	6.0	5.0	3.7	–	3.7
Pecom Energía S.A.	Chemicals	FY97	20.0	30.0	7.3	–	7.3
Petroken Petroquímica Ensenada S.A.	Chemicals	FY90, 95	40.0	11.0	7.3	–	7.3
Petrolera Argentina San Jorge S.A.	Oil, Gas and Mining	FY92, 93	42.0	35.0	–	27.0	27.0
Petrolera Argentina San Jorge S.A. (Neuquen)	Oil, Gas and Mining	FY97, 99	31.4	–	–	31.4	31.4
S.A. San Miguel A.G.I.C.I. y F.	Agriculture & Forestry	FY99	12.0	–	8.6	–	8.6
Sancor Cooperativas Unidas Limitada	Food & Beverages	FY95	40.0	30.0	28.7	–	28.7
Sideco Americana S.A.	Transportation[4]	FY95	–	–	–	15.0	15.0
Socma Americana S.A.	Transportation[4]	FY95	40.0	60.0	6.3	–	6.3
T6 Industrial S.A.	Food & Beverages	FY98	15.0	30.0	12.8	–	12.8
Terminal 6, S.A.	Transportation[4]	FY87, 90, 91, 96, 98	33.0	19.5	11.1	–	11.1
Terminales Portuarias Argentinas S.A.	Transportation[4]	FY96	12.0	–	4.5	–	4.5
The Tower Fund, L.P.	Funds[5]	FY95	25.0	–	–	19.9	19.9
The Tower Investment Management Company	Funds[5]	FY95	0.1	–	–	0.1	0.1
Transportadora De Gas Del Norte S.A.	Transportation[4]	FY97	45.0	210.0	38.2	–	38.2
Vicentin S.A.I.C.	Food & Beverages	FY97	25.0	10.0	17.5	–	17.5
Yacylec S.A.	Utilities	FY94	20.0	45.0	4.5	5.0	9.5
					969.6	208.9	1,178.4
Barbados							
Almond Resorts, Inc.	Tourism[2]	FY95	7.1	–	–	1.1	1.1
						1.1	1.1
Belize							
Nova Companies (Belize) Ltd. and Ambergris Aquaculture Ltd.	Agriculture & Forestry	FY98	5.5	–	4.8	–	4.8
					4.8		4.8
Bolivia							
Aguas del Illimani S.A.	Utilities	FY00	7.1	–	5.9	1.0	6.9
Banco Bisa, S.A.	Finance & Insurance	FY76, 88, 91, 92, 95, 98	28.7	5.5	5.0	3.2	8.2
Banco Mercantil S.A.	Finance & Insurance	FY96	10.0	–	5.7	–	5.7
Caja Los Andes S.A.	Finance & Insurance	FY92, 99	2.0	–	1.0	–	1.0
Central Aguirre Portuaria S.A.	Transportation[4]	FY92, 02	4.7	–	2.2	0.3	2.6
Compañia Boliviana de Gas Natural Comprimido Genex S.A.	Chemicals	FY93	2.3	–	0.4	–	0.4

LATIN AMERICA AND THE CARIBBEAN

at June 30, 2002

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[a] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Compañia Minera del Sur, S.A.	Oil, Gas and Mining	FY92, 90, 94, 96, 00	40.6	5.0	10.4	–	10.4
Electropaz S.A.	Utilities	FY00	25.0	–	24.1	–	24.1
Minera S.A.	Oil, Gas and Mining	FY92	–	–	–	3.4	3.4
Telefónica Celular de Bolivia S.A. ("Telecel S.A.")	Information	FY97, 01	26.7	23.3	15.0	–	15.0
Trenes Continentales S.A.	Transportation[4]	FY92	–	–	–	2.9	2.9
					69.7	10.8	80.6
Brazil							
AG Concession	Utilities	FY02	30.0	–	15.0	15.0	30.0
Algar Telecom S.A.	Information	FY97	43.2	–	20.0	18.2	38.2
Apolo Produtos de Aco SA	Indus/Cons Products[1]	FY02	8.0	–	8.0	–	8.0
Bahia Sul Celulose S.A.	Pulp & Paper	FY90, 91, 93	61.0	60.0	–	21.0	21.0
Banco BBA Creditanstalt S.A.	Finance & Insurance	FY92	40.0	–	40.0	–	40.0
Banco Bradesco, S.A.	Finance & Insurance	FY97	16.8	25.2	3.7	–	3.7
Banco Itaú, S.A.	Finance & Insurance	FY88, 02	129.1	–	100.0	–	100.0
Bompreco S.A. Supermercados do Nordeste	Trade[8]	FY98	30.0	–	19.6	–	19.6
Bulk Services Corporation	Transportation[4]	FY98	14.0	7.5	9.1	–	9.1
Cambuhy/MC	Food & Beverages	FY95	30.0	–	5.6	–	5.6
Cerâmica Portobello S.A.	Minerals[7]	FY95, 00, 02	39.1	–	21.4	6.1	27.5
Ceval Alimentos S.A.	Food & Beverages	FY93, 96	90.0	130.0	–	16.1	16.1
Chapeco Companhia Industrial de Alimentos	Food & Beverages	FY94, 96	43.9	5.5	38.5	6.4	44.9
CIA Tecinos Norte de Minas – Coteminas	Textiles[3]	FY97, 98, 00	25.5	20.0	10.3	4.5	14.8
Companhia Brasileira de Bebidas	Food & Beverages	FY95	35.0	123.0	5.0	–	5.0
Companhia Petroquimica do Sul S.A.	Chemicals	FY98	40.0	180.0	22.5	–	22.5
Concessionária Da Rodovia Presidente Dutra S.A.	Transportation[4]	FY98	35.0	79.5	25.3	–	25.3
Concessionária do Sistema Anhanguera Bandeirantes S.A.	Transportation[4]	FY01	35.0	31.0	35.0	–	35.0
Construtora Norberto Odebrecht	Construction[9]	FY02	80.0	165.0	80.0	–	80.0
CRP–Caderi Capital de Risco S.A.	Funds[5]	FY95	0.8	–	–	0.7	0.7
Dende do Pará S/A – DENPASA – Agricultura, Indústria e Comércio de Olea	Food & Beverages	FY80, 94	5.3	–	–	1.1	1.1
Distel Holding S.A.	Information	FY95, 97, 98, 02	67.2	118.0	14.6	31.7	46.3
Dixie Toga S.A.	Plastics & Rubber	FY98	15.0	–	–	15.0	15.0
Duratex S.A.	Indus/Cons Products[1]	FY88, 97	29.4	78.0	15.2	–	15.2
Eliane S.A.	Minerals[7]	FY00	45.0	–	45.0	–	45.0
Empesca S.A. Construções Navais, Pesca e Exportaçao	Food & Beverages	FY98	15.0	–	15.0	–	15.0
Empresa de Desenvolvimento de Recursos Minerais (CODEMIN) S.A.	Oil, Gas and Mining	FY73, 78, 83	9.3	54.0	–	4.3	4.3
Escol@24Horas	Education Services	FY01, 02	3.5	–	–	3.5	3.5
Eucatex do Sul S.A.	Pulp & Paper	FY95	–	–	1.3	–	1.3
Fertilizantes Fosfatado S.A.	Chemicals	FY99	20.0	45.0	20.0	–	20.0
Fras-le, S.A.	Indus/Cons Products[1]	FY99	20.0	–	9.3	10.0	19.3

LATIN AMERICA AND THE CARIBBEAN

at June 30, 2002

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments* (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Gavea Hotelaria e Turismo S.A.	Tourism[2]	FY94	16.8	7.5	11.1	–	11.1
GP Capital Partners II L.P.	Funds[5]	FY92	–	–	–	9.7	9.7
Grupo Peixoto de Castro Participacoes S.A.	Indus/Cons Products[1]	FY02	9.0	–	9.0	–	9.0
Hering Textile S.A. **	Textiles[3]	FY95	–	–	7.5	–	7.5
Icatu Equity Partners, L.P.	Funds[5]	FY98	30.0	–	–	20.0	20.0
Indústrias Arteb S.A.	Indus/Cons Products[1]	FY98	27.0	20.0	20.0	7.0	27.0
Indústrias Romi S.A. **	Indus/Cons Products[1]	FY93	–	–	–	0.4	0.4
Innova S.A.	Chemicals	FY00	25.0	60.0	18.8	5.0	23.8
Ipiranga Petroquímica S.A.	Chemicals	FY80, 87, 98	61.3	178.0	29.3	6.3	35.6
Itaberaba Participações S.A.	Health Care	FY00	5.3	–	–	5.3	5.3
Joaquim Oliveira S.A. Participações	Agriculture & Forestry	FY92	15.0	–	15.0	–	15.0
Klabin Bacel S.A.	Pulp & Paper	FY94	24.7	36.0	4.9	15.7	20.6
Labratório de Análises e Pesquises Clínicas Gastao Fleury S/C Limitada	Health Care	FY00	15.0	–	15.0	–	15.0
Latas de Alumínio S.A.	Indus/Cons Products[1]	FY95	21.0	5.0	5.0	–	5.0
Lojas Americanas S.A.	Trade[6]	FY96	33.0	20.0	17.0	–	17.0
Macedo Alimentos Nordeste S.A.	Food & Beverages	FY92	–	–	9.8	–	9.8
Minerações Brasileiras Reunidas S.A.	Oil, Gas and Mining	FY92, 88, 93, 01	75.0	27.0	30.0	–	30.0
Moulinex do Brasil S.A.	Indus/Cons Products[1]	FY96	12.0	–	4.4	–	4.4
Oxiteno Nordeste S.A. Indústria e Comércio	Chemicals	FY75, 96	44.6	–	7.5	5.0	12.5
Pará Pigmentos S.A.	Oil, Gas and Mining	FY95	39.0	33.5	19.4	9.0	28.4
Perdigâo S.A. and Perdigâo Agroindustrial S.A.	Food & Beverages	FY88, 96	57.9	20.0	15.3	10.0	25.3
Petroflex Indústria e Comércio S.A.	Plastics & Rubber	FY96	–	–	7.5	–	7.5
Politeno Indústria é Comércio S.A.	Chemicals	FY89, 96	42.6	–	4.4	–	4.4
Puras do Brasil S.A.	Tourism[2]	FY00	5.0	–	4.3	–	4.3
Randon S.A	Indus/Cons Products[1]	FY99	10.0	–	9.1	–	9.1
Rhodia-Ster S.A.	Chemicals	FY92	25.9	–	–	6.0	6.0
Rhodiaco Indústrias Quimicas Ltda.	Chemicals	FY96	30.0	30.0	5.0	–	5.0
Ripasa S.A.	Pulp & Paper	FY91	25.0	–	–	5.0	5.0
S.A. Indústria e Comércio Chapecó	Food & Beverages	FY94, 96	10.3	–	1.6	7.7	9.3
Sadia Concórdia S.A. Indústria e Comércio	Food & Beverages	FY94, 95, 97	80.0	222.0	30.3	10.0	40.3
Samarco Mineraçâo S.A.	Oil, Gas and Mining	FY97	18.0	16.0	10.8	–	10.8
Saraiva S.A.	Trade[6]	FY98	18.0	–	9.2	3.0	12.2
Seara Alimentos S.A.	Agriculture & Forestry	FY92	–	–	–	3.9	3.9
Sepetiba Terminal de Containêres S.A.	Transportation[4]	FY02	32.0	8.0	32.0	–	32.0
Sociedade Hospital Samaritano	Health Care	FY00	20.0	–	20.0	–	20.0
Sucorrico S.A.	Food & Beverages	FY97	15.0	–	6.0	–	6.0
Sudamérica en Fiesta, S.A.	Tourism[2]	FY00	15.0	–	–	15.0	15.0
Synteko Produtos Quimicos S.A.	Indus/Cons Products[1]	FY02	18.0	–	18.0	–	18.0
Sâo Paulo Alpargatas S.A.	Textiles[3]	FY87, 97	60.0	–	20.0	–	20.0
Tecon Rio Grande S.A.	Transportation[4]	FY99	12.1	16.0	11.9	–	11.9
Tecon Salvador S.A.	Transportation[4]	FY01	4.5	5.0	3.5	1.0	4.5
Trikem S.A.	Chemicals	FY92, 95	12.9	–	–	‡	‡
Tubos e Conexoes Tigre Ltda.	Plastics & Rubber	FY97	30.0	23.5	16.5	–	16.5

LATIN AMERICA AND THE CARIBBEAN

at June 30, 2002

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[a] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Unibanco–União de Bancos Brasileiros S.A.	Finance & Insurance	FY88, 96, 02	174.8	–	150.0	–	150.0
Usina Hidrelétrica Guilman-Amorim	Utilities	FY98	30.0	91.0	25.8	–	25.8
Vulcabras do Nordeste S.A.	Textiles[3]	FY99	20.0	–	15.0	–	15.0
Weist S.A.	Indus/Cons Products[1]	FY99	8.0	–	8.0	–	8.0
Wembley S.A.	Textiles[3]	FY92	–	–	–	10.0	10.0
					1,227.2	308.7	1,535.9
Chile							
CB Transporte e Infraestructura S.A.	Transportation[4]	FY99	2.0	–	1.7	–	1.7
CB Transportes S.A.	Transportation[4]	FY99, 02	10.0	–	–	8.7	8.7
Empresa Eléctrica Pangue S.A.	Utilities	FY94	64.8	88.0	–	2.8	2.8
Ferrocarril del Pacífico S.A.	Transportation[4]	FY97	20.5	6.0	13.8	–	13.8
Hidroeléctrica Aconcagua S.A.	Utilities	FY92, 93	14.4	6.0	–	6.5	6.5
Minera Escondida Limitada	Oil, Gas and Mining	FY89, 91, 99	87.6	–	17.5	7.5	25.0
Moneda Asset Management S.A.	Funds[5]	FY94, 96, 97	0.5	–	–	0.5	0.5
Pionero Fondo de Inversión Mobiliaria	Funds[5]	FY94	10.0	–	–	9.3	9.3
Proa Fondo de Inversión de Desarrollo de Empresas	Funds[5]	FY96	8.3	–	–	7.3	7.3
San Antonio Terminal Internacional S.A.	Transportation[4]	FY01	38.7	65.0	35.0	3.7	38.7
Transportes Ferroviarios S.A.	Transportation[4]	FY92	–	–	–	4.4	4.4
					68.0	50.7	118.7
Colombia							
Banco Caja Social	Finance & Insurance	FY02	7.0	–	–	7.0	7.0
Bavaria	Food & Beverages	FY02	100.0	–	100.0	–	100.0
Cales y Cementos de Toluviejo, S.A.	Minerals[7]	FY01	3.3	10.7	3.3	–	3.3
Cementos del Caribe, S.A.	Minerals[7]	FY75, 01	17.6	13.0	4.0	10.0	14.0
Colombian Home Mortgage Corp. (CHMC)	Finance & Insurance	FY02	10.6	–	–	10.6	10.6
Compañía Suramericana de Arrendamiento Operativo S.A.	Finance & Insurance	FY99	5.1	–	–	5.1	5.1
Compañía Colombiana de Tejidos	Textiles[3]	FY63, 91	22.9	1.7	6.0	–	6.0
Corporación Financiera del Valle	Finance & Insurance	FY69, 85, 88, 93, 95	51.1	60.0	–	7.4	7.4
Corporación Financiera Santander S.A.	Finance & Insurance	FY92, 94, 95	6.4	–	–	0.4	0.4
Corporación Nacional y Suramericana S.A.	Finance & Insurance	FY96, 00	88.8	–	38.1	25.0	63.1
Inversura S. A.	Finance & Insurance	FY02	15.0	–	–	15.0	15.0
Productora de Derivados de la Sal, S.A. (PRODESAL)	Chemicals	FY87	7.2	–	–	0.6	0.6
Promigas S.A. E.S.P.	Transportation[4]	FY77, 89, 93, 94, 97	38.3	69.5	5.7	1.1	6.8
Protección S. A.	Finance & Insurance	FY02	10.0	–	–	10.0	10.0
Proyectos de Infraestructura S.A.	Transportation[4]	FY97	9.5	–	–	5.0	5.0
Suramericana de Inversiones S.A.	Finance & Insurance	FY02	75.0	–	75.0	–	75.0
					232.1	97.3	329.4

LATIN AMERICA AND THE CARIBBEAN

at June 30, 2002

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments* (US$ millions)		Investments held for IFC (US$ millions)		
			Total IFC	Total syndi-cations	Loans	Equity (at cost)	Total loans and equity
Costa Rica							
Alterra Partners Costa Rica S.A.	Transportation[4]	FY01	35.0	85.0	35.0	–	35.0
Banco Interfín S.A.	Finance & Insurance	FY93, 01	20.0	–	15.4	–	15.4
Consorcio Hospitalario Internacional, S.A.	Health Care	FY99	1.2	–	–	1.2	1.2
Corporación Supermercados Unidos S.A.	Trade[6]	FY99	40.0	–	26.8	10.0	36.8
Hidroeléctrica Aguas Zarcas S.A. (Hidrozarcas)	Utilities	FY94	4.0	6.1	1.8	–	1.8
					78.9	11.2	90.1
Dominican Republic							
Caucedo Investments Inc.	Transportation[4]	FY02	30.0	–	30.0	–	30.0
France Telecom Dominicana	Information	FY02	50.0	–	50.0	–	50.0
Inversora Internacional Hotelera, S.A.	Tourism[2]	FY99	14.0	21.7	12.4	–	12.4
Pasteurizadora Rica C. por A.	Food & Beverages	FY00	15.0	–	15.0	–	15.0
Red Sanitaria Hospiten	Health Care	FY00	2.0	2.0	2.0	–	2.0
Smith/Enron Cogeneration Limited Partnership	Utilities	FY95, 96	32.3	50.0	20.6	–	20.6
					130.0		130.0
Ecuador							
Agrocapital, S.A.	Agriculture & Forestry	FY97	3.5	–	3.5	–	3.5
Compañía Financiera Ecuadoriana de Desarollo, S.A.	Finance & Insurance	FY69, 73, 77, 81, 82, 88	3.0	–	–	0.3	0.3
Concessionaria DHM, S.A.	Transportation[4]	FY99	12.8	15.0	11.5	1.3	12.8
Ecuacobre-FV S.A.	Minerals[7]	FY00	9.0	–	8.4	–	8.4
Favorita Fruit Company, Ltd.	Agriculture & Forestry	FY99	15.0	–	8.3	5.0	13.3
Rey Banano del Pacífico C.A. (Reybanpac)	Agriculture & Forestry	FY94	10.0	5.0	3.1	–	3.1
La Universal S.A.	Agriculture & Forestry	FY99	13.2	3.0	8.2	5.0	13.2
					43.0	11.6	54.6
El Salvador							
AFP Crecer, S.A.	Finance & Insurance	FY99	–	–	–	1.2	1.2
Banco Cuscatlan, S.A.	Finance & Insurance	FY99	25.0	–	20.0	–	20.0
Baterías de El Salvador, S.A.	Indus/Cons Products[1]	FY99	2.0	–	1.7	–	1.7
CAESS/EEO Distribution Companies	Utilities	FY02	45.0	75.0	45.0	–	45.0
Cemento de El Salvador, S.A.	Minerals[7]	FY97, 00	19.6	20.6	11.8	2.2	14.0
Implementos Agrícolas Centroamericanos, S.A.	Indus/Cons Products[1]	FY98, 99	2.2	–	–	0.2	0.2
Telemovil El Salvador, S.A.	Information	FY94, 96	9.9	14.5	2.0	–	2.0
					80.5	3.6	84.2
Grenada							
Bel Air Plantation Limited	Tourism[2]	FY02	2.0	–	2.0	–	2.0
					2.0		2.0

at June 30, 2002

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[a] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Guatemala							
Fabrigas S.A.	Utilities	FY95	7.0	–	2.5	–	2.5
Frutera del Pacífico, S.A.	Agriculture & Forestry	FY00	7.0	–	7.0	–	7.0
Operadora de Tiendas, S.A. (La Fragua S.A)	Trade[6]	FY99	20.0	–	17.9	–	17.9
Orzunil I de Electricada Limitada	Utilities	FY92, 98	14.3	15.0	11.9	1.2	13.1
Pantaleón S.A.	Food & Beverages	FY97	20.0	–	8.8	–	8.8
Vidriera Guatemalteca, S.A.	Minerals[7]	FY93	11.0	–	2.1	–	2.1
					50.1	1.2	51.3
Guyana							
Guyana Americas Merchant Bank	Finance & Insurance	FY00	1.0	–	–	1.0	1.0
Heritage Limited (Cara Lodge)	Tourism[2]	FY00	0.7	–	0.7	–	0.7
IDS Holdings Limited	Plastics & Rubber	FY99	1.2	–	1.2	–	1.2
					1.9	1.0	2.9
Haiti							
Micro Crédit National S.A.	Finance & Insurance	FY00	0.4	–	–	0.4	0.4
						0.4	0.4
Honduras							
Electricidad de Cortés, S. de R.L. de C.V.	Utilities	FY95, 98	16.6	36.3	8.7	2.6	11.3
Grupo Granjas Marinas S.A. de C.V.	Agriculture & Forestry	FY87, 99	6.6	–	4.5	–	4.5
Multiplaza de Tegucigalpa S.A.	Tourism[2]	FY99	10.0	–	9.0	–	9.0
					22.2	2.6	24.8
Jamaica							
Jamaica Energy Partners	Utilities	FY97	23.9	48.0	13.7	–	13.7
MBJ Airports Limited	Transportation[4]	FY02	20.0	25.0	20.0	–	20.0
Mossel (Jamaica) Limited	Information	FY01, 02	50.0	21.8	42.0	8.0	50.0
					75.7	8.0	83.7
Mexico							
AES Méridia III, S. de R.L. de C.V.	Utilities	FY98	30.0	74.0	29.2	–	29.2
Agropecuaria Sanfandila S.A. de C.V.	Agriculture & Forestry	FY99	10.0	5.0	7.5	–	7.5
American British Cowdray Medical Center I.A.P.	Health Care	FY01	30.0	14.0	30.0	–	30.0
Apasco, S.A. de C.V.	Minerals[7]	FY88, 91, 92, 93, 96	176.4	120.0	10.8	–	10.8
Banco BBVA – Bancomer	Finance & Insurance	FY92	–	–	51.8	–	51.8
Banco Nacional de México, S.N.C.	Finance & Insurance	FY92, 90, 98	157.6	94.7	46.2	–	46.2
Baring Mexico Private Equity Fund, L.P.	Funds[5]	FY95, 99	11.8	–	–	10.8	10.8
Central Anáhuac S.A. de C.V.	Utilities	FY00	50.0	59.5	50.0	–	50.0
Central Saltillo S.A. de C.V.	Plastics & Rubber	FY00	35.0	43.0	34.5	–	34.5

LATIN AMERICA AND THE CARIBBEAN

at June 30, 2002

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[a] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Combustibles Ecológicos Mexicanos, S.A. de C.V.	Chemicals	FY02	6.5	–	5.0	1.5	6.5
Comercializadora La Junta S.A. de C.V.	Transportation[4]	FY98	6.0	7.5	3.8	–	3.8
Compañía Tratadora de Aguas Negras de Puerto Vallarta, S.A. de C.V.	Utilities	FY95	7.5	–	4.1	–	4.1
Consorcio International Hospital, S.A. de C.V.	Health Care	FY99	4.8	–	–	4.8	4.8
Coppel S.A. de C.V.	Trade[8]	FY02	30.0	–	30.0	–	30.0
Financiera Compartamos, S.A. de C.V.	Finance & Insurance	FY01	1.7	–	1.0	0.7	1.7
Fomento Económico Mexicano, S.A. de C.V.	Food & Beverages	FY89, 92	107.6	–	–	2.8	2.8
Fondo Chiapas Equity Agency Line	Finance & Insurance	FY98	5.0	–	–	4.2	4.2
Forja De Monterrey, S.A. De C.V.	Indus/Cons Products[1]	FY99	16.0	13.0	11.1	3.0	14.1
Girsa S.A. de C.V.	Chemicals	FY97, 00	85.0	175.0	62.7	–	62.7
Grupo Aceros Corsa, S.A. de C.V.	Primary Metals	FY00	16.0	–	11.1	3.0	14.1
Grupo Bimbo, S.A. de C.V.	Food & Beverages	FY92, 96	65.0	175.0	16.2	–	16.2
Grupo Calidra, S.A. de C.V.	Oil, Gas and Mining	FY98	18.0	10.0	10.0	6.0	16.0
Grupo Financiero BBVA Bancomer, S.A. (formerly Grupo Probursa)	Finance & Insurance	FY92	–	–	–	32.7	32.7
Grupo Idesa, S.A. de C.V.	Chemicals	FY94	23.0	42.5	1.3	‡	1.3
Grupo Industrial Ayvi S.A. de C.V.	Agriculture & Forestry	FY99	10.0	–	8.6	–	8.6
Grupo Minsa, S.A. de C.V.	Food & Beverages	FY97	30.0	30.0	12.0	8.7	20.7
Grupo Operador de Terminales Maritimas S.A. de C.V.	Transportation[4]	FY94	1.8	2.6	0.3	–	0.3
Grupo Posadas, S.A. de C.V.	Tourism[2]	FY92, 93, 95, 96, 00	83.7	68.5	49.6	5.0	54.6
Hipotecaria Su Casita, S.A. de C.V. – SOFOL	Finance & Insurance	FY01	12.6	–	1.9	10.6	12.5
Industrias Innopack S.A. de C.V.	Plastics & Rubber	FY01	15.0	–	–	15.0	15.0
Internacional de Cerámica, S.A. de C.V.	Minerals[7]	FY94	21.0	17.5	2.0	–	2.0
Invercap S.A. de C.V.	Finance & Insurance	FY00, 01	1.1	–	–	1.1	1.1
Medicus, S.A. de C.V.	Health Care	FY99	7.0	–	6.8	–	6.8
Mexico City–Toluca Toll Road	Transportation[4]	FY92	13.8	–	4.3	–	4.3
Mexplus Puertos S.A. de C.V.	Transportation[4]	FY93, 95, 99	4.5	–	–	4.5	4.5
Pan American Silver Corporation	Oil, Gas and Mining	FY00	9.0	–	–	9.0	9.0
Plata Panamericana, S.A. de C.V.	Oil, Gas and Mining	FY02	10.0	–	10.0	–	10.0
Promotora de Centros Educativos S.A. de C.V.	Education Services	FY01	6.5	–	6.5	–	6.5
Propalma Fondo Chiapas Equity Agency	Food & Beverages	FY98	0.2	–	–	1.0	1.0
Puertas Finas de Madera Montealbán, S.A. de C.V.	Indus/Cons Products[1]	FY02	13.0	–	13.0	–	13.0
Qualita	Information	FY02	6.0	–	3.5	2.5	6.0
Servicios S.A. de C.V.	Transportation[4]	FY01	12.4	10.0	10.5	1.9	12.4
Tenedora Nemak S.A. de C.V.	Indus/Cons Products[1]	FY96, 00, 01	33.0	35.0	9.0	–	9.0
Terminal Maritima de Altamira S.A. de C.V.	Transportation[4]	FY97	5.1	10.4	4.9	–	4.9
Turborreactores S.A. de C.V.	Indus/Cons Products[1]	FY00	14.0	4.0	14.0	–	14.0
ZN Mexico Capital Growth Fund Ltd.	Funds[5]	FY00	15.3	–	–	15.3	15.3
ZN Mexico Capital Management, LLC	Funds[5]	FY00	10.0	–	–	10.0	10.0
					573.2	154.0	727.2

at June 30, 2002

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[a] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Nicaragua							
Banco de la Exportación, S.A.	Finance & Insurance	FY02	5.0	–	5.0	–	5.0
Casa Mantica S.A. and Inmuebles Diano Marina, S.A.	Trade[6]	FY99	4.5	–	4.1	–	4.1
Distribuidora Cesar Guerrero S.A.	Trade[6]	FY99	1.0	–	0.8	–	0.8
Financiera Arrendadora Centroamericana, S.A.	Finance & Insurance	FY00	2.6	–	1.4	0.6	2.0
Frutales del San Juan, S.A.	Agriculture & Forestry	FY99	2.0	–	0.9	1.0	1.9
					12.2	1.6	13.8
Panama							
Banco Del Istmo, S.A.	Finance & Insurance	FY00	20.0	38.0	18.8	–	18.8
Banco General S.A.	Finance & Insurance	FY98, 00	40.0	–	40.0	–	40.0
ICA Panama, S.A.	Transportation[4]	FY00	35.0	35.0	35.0	–	35.0
Manzanillo International Terminal – Panama, S.A.	Transportation[4]	FY95, 00	40.0	35.0	29.6	–	29.6
Panama Canal Railway Company	Transportation[4]	FY00	20.0	30.0	15.0	5.0	20.0
Suleasing Internacional S.A.	Finance & Insurance	FY00	5.0	–	8.5	5.0	13.5
					146.9	10.0	156.9
Peru							
Agraria El Escorial S.A.	Food & Beverages	FY00	7.0	–	7.0	–	7.0
Agro Industrial Paramonga S.A.	Food & Beverages	FY98	14.2	14.8	13.2	–	13.2
Agro-Guayabito S.A.	Food & Beverages	FY99, 01	10.0	–	9.0	1.0	10.0
Alicorp S.A.	Food & Beverages	FY00	40.0	20.0	40.0	–	40.0
Banco Internacional del Perú	Finance & Insurance	FY98	20.0	100.0	12.0	–	12.0
Empresa Agroindustrial Laredo S.A.	Food & Beverages	FY00	15.0	–	15.0	–	15.0
Ferrocarril Transandino S.A.	Transportation[4]	FY02	9.0	–	9.0	–	9.0
Inka Terra, Peru S.A.C.	Tourism[2]	FY01	5.0	–	5.0	–	5.0
Interseguro Compañía de Seguros de Vida S.A.	Finance & Insurance	FY02	4.0	–	–	4.0	4.0
ISA Peru, S.A.	Utilities	FY02	18.0	–	18.0	–	18.0
MIBANCO	Finance & Insurance	FY02	5.0	–	5.0	–	5.0
Minera Quellaveco S.A.	Oil, Gas and Mining	FY93, 96, 00, 01	12.9	–	–	12.9	12.9
Minera Yanacocha S.A.	Oil, Gas and Mining	FY93, 95, 00	42.7	99.0	16.0	0.3	16.3
Peru OEH S.A.	Tourism[2]	FY01	10.0	–	10.0	–	10.0
The Peru Privatization Fund Limited	Funds[5]	FY95	13.9	–	–	9.7	9.7
PPF Cayman Ltd.	Funds[5]	FY95	‡	–	–	‡	‡
Qualitá Leasing, S.A.	Finance & Insurance	FY98	12.5	–	6.0	6.5	12.5
Ransa Comercial S.A.	Transportation[4]	FY00	10.0	–	9.4	–	9.4
S.A. Minera Regina	Oil, Gas and Mining	FY85	3.0	–	0.8	–	0.8
Sociedad Agrícola Drokasa S.A.	Agriculture & Forestry	FY00	6.0	–	6.0	–	6.0
Tecnofil S.A.	Indus/Cons Products[1]	FY02	7.4	–	5.4	2.0	7.4
Universidad Peruana de Ciencias Aplicadas, S.A.	Education Services	FY01	7.0	–	7.0	–	7.0
Wiese Leasing S.A.	Finance & Insurance	FY82, 92, 96	19.5	25.0	1.8	–	1.8
					195.6	36.3	231.9

LATIN AMERICA AND THE CARIBBEAN

at June 30, 2002

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments* (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Trinidad and Tobago							
Caribbean Ispat Ltd.	Primary Metals	FY96	27.4	55.0	13.7	–	13.7
Republic Bank Limited of Trinidad & Tobago	Finance & Insurance	FY02	20.0	–	20.0	–	20.0
Royal Merchant Bank and Finance Company	Finance & Insurance	FY02	20.0	–	20.0	–	20.0
Unicell Paper Mills Caribbean Ltd. (UPMCL)	Pulp & Paper	FY02	9.0	–	9.0	–	9.0
					62.7		62.7
Uruguay							
Azucitrus S.A.	Food & Beverages	FY85, 93	13.9	–	0.6	3.4	4.1
Banco Montevideo S.A.	Finance & Insurance	FY02	18.0	–	9.0	9.0	18.0
Consorcio Aeropuertos Internacionales S.A.	Transportation[4]	FY96	8.0	10.0	5.6	–	5.6
Granja Avicola Moro	Food & Beverages	FY92	3.8	–	1.8	0.8	2.5
Surinvest International Limited	Finance & Insurance	FY80, 89, 97	18.9	10.0	4.9	1.8	6.7
Universidad de Montevideo	Education Services	FY01	5.0	–	5.0	–	5.0
					27.0	15.0	41.9
Venezuela, República Bolivariana de							
Compañia Anónima Nacional Teléfonos de Venezuela	Information	FY96	43.4	131.6	25.0	–	25.0
Complejo Siderúrgico de Guayana, C.A.	Primary Metals	FY97, 98	45.0	121.0	25.7	10.0	35.7
Corporación de Cemento Andino, C.A.	Minerals[7]	FY01	7.6	24.4	7.6	–	7.6
Electricidad de Caracas S.A.C.A.	Utilities	FY92, 00, 01	70.0	35.0	61.1	–	61.1
Forestal Trillium de Venezuela, C.A.	Indus/Cons Products[1]	FY00	22.8	10.0	16.8	6.0	22.8
Global Material Services Venezuela C.A. / ACBL Riverside Terminals C.A.	Transportation[4]	FY02	8.7	–	8.7	–	8.7
Grupo Zuliano, S.A. C.A.	Chemicals	FY92, 94	14.1	–	–	14.1	14.1
Intersea Farms de Venezuela, C.A.	Agriculture & Forestry	FY02	8.0	–	5.0	3.0	8.0
Metanol de Oriente, Metor, S.A.	Chemicals	FY93	37.9	93.3	10.6	6.8	17.4
Minera Loma de Niquel, C.A.	Oil, Gas and Mining	FY98, 00	75.2	50.0	62.9	4.4	67.3
Productora de Alcoholes Hidratados, C.A.	Chemicals	FY91	39.4	2.0	8.2	–	8.2
Propileno De Falcón Profalca, C.A.	Chemicals	FY00	24.0	23.0	22.1	–	22.1
Telecomunicaciones Movilnet, C.A.	Information	FY98	35.0	60.0	24.1	–	24.1
					277.7	44.3	322.0
Regional Investments							
Advent Latin American Private Equity Fund II,L.P.	Funds[5]	FY02	15.0	–	–	15.0	15.0
Bank of Nova Scotia	Finance & Insurance	FY01	25.0	25.0	25.0	–	25.0
Certifica.com	Information	FY01	1.5	–	–	1.5	1.5
Convergence Communications, Inc.	Information	FY00, 01, 02	7.9	–	–	7.9	7.9
Eastern Caribbean Home Mortgage Bank	Finance & Insurance	FY97	0.4	–	–	0.4	0.4

LATIN AMERICA AND THE CARIBBEAN

at June 30, 2002

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[4] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
HSBC Private Equity (South America) Ltd.	Funds[5]	FY92	–	–	–	0.3	0.3
HSBC Tower Equity Partners, L.P.	Funds[5]	FY01	20.0	–	–	19.7	19.7
LAAD	Finance & Insurance	FY02	20.0	–	20.0	–	20.0
The Latin America Enterprise Fund, L.P.	Funds[5]	FY95	20.0	–	–	19.4	19.4
The Latin America Enterprise Fund II, L.P.	Funds[5]	FY98	23.1	–	–	13.1	13.1
Medical Systems Finance Holding Limited	Finance & Insurance	FY98, 01	17.0	39.6	15.0	2.0	17.0
PriceSmart, Inc.	Trade[6]	FY01, 02	42.0	–	32.0	10.0	42.0
Profund Internacional, S.A.	Funds[5]	FY99	3.0	–	–	3.0	3.0
Salutia	Health Care	FY02	2.5	–	–	2.5	2.5
Scudder Latin American Power Fund I	Funds[5]	FY92, 93	25.0	–	–	23.4	23.4
Scudder Latin American Power Fund II	Funds[5]	FY92, 98	7.0	–	–	5.2	5.2
TCW/Latin America Partners LLC	Funds[5]	FY00	70.0	–	–	20.0	20.0
Terra Capital Advisors	Funds[5]	FY99	5.0	–	–	5.0	5.0
					92.0	148.4	240.4
Total equity and loans for Latin America and the Caribbean					**4,443.0**	**1,126.6**	**5,569.6**
Total guarantees and risk management products for Latin America and the Caribbean							**37.9**
Total IFC portfolio for Latin America and the Caribbean							**5,607.5**

MIDDLE EAST AND NORTH AFRICA

at June 30, 2002

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments* (US$ millions)		Investments held for IFC (US$ millions)		
			Total IFC	Total syndications	Loans	Equity (at cost)	Total loans and equity
Algeria							
Algiers Investment Partnership	Finance & Insurance	FY00	0.3	–	–	0.3	0.3
Arab Banking Corporation Algeria	Finance & Insurance	FY98	1.9	–	–	1.9	1.9
Arab Leasing Corporation	Finance & Insurance	FY02	0.7	–	–	0.7	0.7
Helios S.P.A.	Chemicals	FY93	10.0	–	0.7	–	0.7
Société Générale d'Algérie	Finance & Insurance	FY99	0.7	–	–	0.7	0.7
					0.7	3.6	4.3
Egypt							
Abu Soma Development Company	Tourism[2]	FY94, 97, 99	1.1	–	–	1.1	1.1
Al-Amir for Sanitary Ware Production, S.A.E.	Minerals[7]	FY02	6.0	–	6.0	–	6.0
Alexandria Carbon Black Company, S.A.E.	Chemicals	FY93, 97, 99	22.5	–	11.2	3.0	14.1
Alexandria National Iron & Steel Company S.A.E.	Primary Metals	FY84, 91, 93, 94, 96, 99	42.6	–	8.6	22.6	31.2
Amreya Casting Company	Indus/Cons Products[1]	FY02	4.9	–	5.3	–	5.3
Club Ras Soma Hotel Company	Tourism[2]	FY94	7.4	2.9	2.4	2.4	4.8
Commercial International Bank (Egypt) S.A.E.	Finance & Insurance	FY94	15.6	–	–	15.6	15.6
Commercial International Bank Legal & General Life Insurance Company	Finance & Insurance	FY00	1.7	–	–	1.7	1.7
E.D.F. Port Said East Power S.A.E.	Utilities	FY01	45.0	152.5	45.0	–	45.0
E.D.F. Suez Gulf Power S.A.E.	Utilities	FY01	45.0	152.5	45.0	–	45.0
EFG – Hermes Holding SAE	Finance & Insurance	FY01	15.0	–	10.9	–	10.9
HC Securities & Investment S.A.E	Finance & Insurance	FY00	1.4	–	–	1.4	1.4
IT Worx Ltd	Professional Services[8]	FY01	2.5	–	–	2.5	2.5
Meleiha Oil Development and Exploration Project	Oil, Gas and Mining	FY87, 88, 93	41.7	–	–	30.8	30.8
Messer Gases Dikheila Company, S.A.E.	Chemicals	FY97	1.5	–	–	1.5	1.5
Misr Compressor Manufacturing Company, S.A.E.	Indus/Cons Products[1]	FY92	13.5	–	9.7	3.8	13.5
Orascom Construction Industries S.A.E.	Minerals[7]	FY02	25.0	30.5	25.0	–	25.0
Orascom Projects and Touristic Development S.A.E.	Tourism[2]	FY97, 99	21.8	–	15.0	4.8	19.8
Orix Leasing Egypt	Finance & Insurance	FY97, 02	6.9	–	6.0	0.9	6.9
Unipak Nile Limited	Pulp & Paper	FY98, 01	8.0	–	6.8	–	6.8
					196.8	92.0	288.8
Jordan							
Arab International Hotels Company	Tourism[2]	FY00	3.6	–	–	3.6	3.6
Business Tourism Company Limited	Tourism[2]	FY98	5.0	–	3.3	–	3.3
El-Zay Ready Wear Manufacturing Co.	Textiles[3]	FY98	5.0	–	2.9	–	2.9
Hikma Investment Company Ltd.	Chemicals	FY87, 91, 93, 95	9.6	–	–	2.4	2.4
Horizon Luggage Manufacturing Company	Textiles[3]	FY01	8.0	–	7.2	–	7.2
Indo-Jordan Chemicals Company Limited	Chemicals	FY95	30.0	–	16.0	–	16.0
Industry and Information Technology Park Development Co.	Construction[9]	FY02	12.5	–	12.5	–	12.5
Jordan Gateway Projects Co.	Construction[9]	FY01	10.0	–	10.0	–	10.0
Jordan Inter-Continental Hotel Project	Tourism[2]	FY98	10.0	–	8.6	–	8.6

MIDDLE EAST AND NORTH AFRICA

at June 30, 2002

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[*] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Jordan Investment Trust Plc	Finance & Insurance	FY98	1.4	–	–	1.4	1.4
Middle East Investment Bank	Finance & Insurance	FY01	4.3	–	2.1	2.2	4.3
Middle East Regional Development Enterprise	Oil, Gas and Mining	FY02	5.0	–	4.4	0.6	5.0
Modern Agricultural Investment Company	Transportation[4]	FY99	1.0	–	–	1.0	1.0
Specialized Investment Compounds Co. Plc	Construction[9]	FY02	8.0	–	8.0	–	8.0
Zara Investment (Holding) Company Limited	Tourism[2]	FY97	18.0	–	13.8	3.0	16.7
					88.8	14.1	102.9
Lebanon							
Agricultural Development Co. S.A.L.	Food & Beverages	FY98	5.0	–	2.9	–	2.9
Bank of Beirut and the Arab Countries, S.A.L.	Finance & Insurance	FY93, 97	11.0	10.0	2.5	–	2.5
Bank of Beirut S.A.L.	Finance & Insurance	FY98	17.1	–	14.0	–	14.0
Banque Libano-Française S.A.L.	Finance & Insurance	FY94, 97	16.0	21.0	5.0	–	5.0
Banque Saradar S.A.L.	Finance & Insurance	FY98, 99	21.0	–	5.6	11.0	16.6
Byblos Bank S.A.L.	Finance & Insurance	FY93, 97, 00	38.8	40.2	27.8	–	27.8
Fransabank S.A.L.	Finance & Insurance	FY93, 94, 97	16.5	15.4	2.4	–	2.4
FTML S.A.L.	Information	FY98	30.0	45.0	10.0	–	10.0
Idarat Investment Corporation, S.A.L.	Tourism[2]	FY99	6.5	–	5.0	1.5	6.5
The Lebanese Credit Insurer	Finance & Insurance	FY01	0.5	–	–	0.5	0.5
Lebanese Leasing Company	Finance & Insurance	FY95, 99, 01	16.2	10.8	6.3	0.7	7.0
Société Hôtelière "De Vinci" S.A.L.	Tourism[2]	FY99	3.0	–	2.6	–	2.6
Société Générale Libano-Européenne de Banque S.A.L.	Finance & Insurance	FY94, 97	13.5	17.5	3.8	–	3.8
Uniceramic S.A.L.	Minerals[7]	FY93	4.0	2.0	–	0.8	0.8
					87.8	14.5	102.4
Morocco							
Maghreb Invest Management Ltd	Funds[5]	FY00	‡	–	–	‡	‡
Maghreb Invest Private Equity Fund	Funds[5]	FY00	5.0	–	–	5.0	5.0
Medi Telecom S.A.	Information	FY01	88.5	296.7	88.5	–	88.5
					88.5	5.0	93.5
Oman							
Oman ORIX Leasing Company SAOG	Finance & Insurance	FY93, 99	6.4	–	1.3	1.3	2.6
United Power Company S.A.O.G.	Utilities	FY95, 00	20.5	57.0	8.1	5.5	13.6
					9.4	6.8	16.2
Saudi Arabia							
Saudi Orix Leasing Company (SOLC)	Finance & Insurance	FY00	1.6	–	–	1.6	1.6
						1.6	1.6
Syrian Arab Republic							
Arab Drip Irrigation Technology Company Limited (Adritec)	Plastics & Rubber	FY01	1.0	–	–	1.0	1.0

MIDDLE EAST AND NORTH AFRICA

at June 30, 2002

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[1] (US$ millions) Total IFC	Original commitments (US$ millions) Total syndi-cations	Investments held for IFC (US$ millions) Loans	Investments held for IFC (US$ millions) Equity (at cost)	Investments held for IFC (US$ millions) Total loans and equity
Daaboul Company for Petrochemicals Industries	Chemicals	FY02	13.2	–	13.2	–	13.2
Syrian Commercial Bank	Finance & Insurance	FY02	13.4	–	–	13.4	13.4
					13.2	14.4	27.6
Tunisia							
Banque Internationale Arabe de Tunisie	Finance & Insurance	FY98, 00	8.3	–	–	2.5	2.5
International Maghreb Merchant Bank S.A.	Finance & Insurance	FY95	0.3	–	–	0.3	0.3
Société Industrielle des Textiles (SITEX)	Textiles[3]	FY86, 92, 98	14.0	–	–	2.9	2.9
Société Monastirienne Internationale des Textiles	Textiles[3]	FY91	5.6	–	2.2	–	2.2
Tuninvest Private Equity Fund	Funds[5]	FY98	4.6	–	–	4.6	4.6
					2.2	10.4	12.6
West Bank and Gaza							
Arab Bank PLC.	Finance & Insurance	FY97	–	–	3.0	–	3.0
Arab Concrete Products Company	Minerals[7]	FY98	0.8	–	0.8	–	0.8
Arab Palestine Investment Bank	Finance & Insurance	FY96	3.7	–	–	3.7	3.7
Arab Palestinian Storage and Cooling Co. Ltd	Transportation[4]	FY99	0.2	–	0.1	–	0.1
Commercial Bank of Palestine	Finance & Insurance	FY97	7.5	–	1.5	–	1.5
Jericho Motels Company Ltd.	Tourism[2]	FY99	1.2	–	1.1	–	1.1
Jordan National Bank	Finance & Insurance	FY97	–	–	3.0	–	3.0
Palestine Industrial Estates Development and Management Company	Construction[9]	FY98	9.0	7.0	8.0	1.0	9.0
Palestine Mortgage Housing Corporation	Finance & Insurance	FY99	4.0	–	–	4.0	4.0
Palestine Tourism Investment Co.	Tourism[2]	FY99	9.3	–	8.0	1.4	9.3
Peace Technology Fund	Funds[5]	FY00	12.6	–	–	12.6	12.6
Peace Technology Management Ltd.	Funds[5]	FY98	0.2	–	–	0.2	0.2
					25.5	22.9	48.4
Yemen, Republic of							
Aden Company for Silos and Mills	Food & Beverages	FY99	12.0	–	12.0	–	12.0
Radfan Ceramics and Porcelain Manufacturing Company Limited	Minerals[7]	FY98	3.8	–	2.8	–	2.8
					14.8		14.8
Regional Investments							
Arab Insurance Group	Finance & Insurance	FY98	6.2	–	–	6.0	6.0
First ANZ International Modaraba Limited	Funds[5]	FY97	5.0	–	–	1.7	1.7
Inter Arab Rating Company	Finance & Insurance	FY96	0.3	–	–	0.3	0.3
Middle East Capital Group	Finance & Insurance	FY96	3.0	–	–	3.0	3.0
						10.9	10.9
Total equity and loans for Middle East and North Africa					**527.7**	**196.2**	**723.9**
Total guarantees and risk management products for Middle East and North Africa							**96.8**
Total IFC portfolio for Middle East and North Africa							**820.7**

WORLDWIDE

at June 30, 2002

Country, region or other area, and obligor	Sector	Fiscal Year in which commitments were made	Original commitments[a] (US$ millions) Total IFC	Total syndi-cations	Investments held for IFC (US$ millions) Loans	Equity (at cost)	Total loans and equity
Emerging Markets Fixed Income Fund	Funds[5]	FY98	10.0	–	–	10.0	10.0
Emerging Markets Local Currency Debt Fund	Funds[5]	FY97	10.0	–	–	10.0	10.0
Gerling Credit Insurance Group	Finance & Insurance	FY01	9.8	–	–	9.8	9.8
Global Emerging Markets Index Fund	Funds[5]	FY94	10.0	–	–	9.0	9.0
InfrastructureWorld.com	Information	FY01	5.0	–	–	‡	‡
Internationale Micro Investitionen Aktiengesellschaft	Finance & Insurance	FY01, 02	2.1	–	–	2.1	2.1
Renewable Energy and Efficiency Fund	Funds[5]	FY00	15.0	–	–	13.7	13.7
Round 1	Funds[5]	FY01	3.0	–	1.5	1.5	3.0
Solar Development Capital Limited	Funds[5]	FY01	5.5	–	–	5.5	5.5
					1.5	61.6	63.1
Total for Worldwide					**1.5**	**61.6**	**63.1**
Total loans and equity for IFC					**10,696.6**	**3,509.5**	**14,206.1**
Total loans and equity for IFC (Net of Write-Off Adjustments)[b]					**10,616.4**	**3,466.2**	**14,082.7**
Total guarantees and risk management products for IFC							**966.7**
Total IFC portfolio for its own account							**15,049.4**

* Financial intermediary through which IFC makes loans to, and equity investments in, various small–scale companies.
** Subproject under an agency line or a multi country loan facility. The corresponding commitment is shown for the agent.
‡ Less than $ 50,000.
a. Commitments include funds to be provided by IFC for its own account, funds to be provided by participants through the purchase of an interest in IFC's investment, and funds to be provided by other financial institutions in association with IFC, where IFC has rendered material assistance in mobilizing those funds. Original commitments are composed of disbursed and undisbursed balances. The undisbursed portion is revalued at current exchange rate while the disbursed portion represents the cost of the commitment at the time of disbursement. Loans held for the Corporation are revalued at the current exchange rates. Amounts shown are for commitments outstanding at June 30, 2002, net of cancellations.
b. Of the total $174,024,554 in write–offs for FY02, write–off adjustments are $80,174,736 in loans and $43,287,873 in equity (at cost) for a total of $123,462,609.

Note: The operational investments are represented by loans and equity, as stated. In addition, in certain investments, the Corporation has the right to acquire shares and/or participate in the profits of the enterprise.

1 Industrial & Consumer Products
2 Accommodation & Tourism Services
3 Textile, Apparel, & Leather
4 Transportation & Warehousing
5 Collective Investment Vehicles
6 Wholesale & Retail Trade
7 Nonmetallic Mineral Product Manufacturing
8 Professional, Scientific, & Technical Services
9 Construction

INTERNATIONAL FINANCE CORPORATION
2121 PENNSYLVANIA AVENUE, NW
WASHINGTON, DC 20433 USA

TELEPHONE 202-473-3800
FACSIMILE 202-974-4384

www.ifc.org www.ifc.org/ar2002

ISBN 0-8213-5194-X

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